Supplement Dated May 1, 2013
To The Prospectus Dated May 1, 2013

ING SmartDesign Variable Annuity

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

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*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. **The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Contrafund® Portfolio.***

NOTICE OF AND IMPORTANT INFORMATION REGARDING A FUND SUBSTITUTION

The Securities and Exchange Commission issued an order to permit the ING USA Annuity and Life Insurance Company and its Separate Account B to replace, effective on or about **July 12, 2013** (the "Substitution Effective Date"), the **Fidelity® VIP *Contrafund*® Portfolio** ("Replaced Fund") with the **ING Large Cap Growth Portfolio** ("Substitute Fund").

The following lists important information regarding the upcoming fund substitution:
* Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
* On the Substitution Effective Date, your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value.
* You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
* The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund are more fully described in the Substitute Fund's summary prospectus.
* The investment objective and policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund, along with information about the Substitute Fund's investment adviser/subadviser, are more fully described in the Substitute Fund's summary prospectus.
* Prior to the Substitution Effective Date you will be sent a fund summary prospectus for the Substitute Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Substitute Fund. If you have not received one, or if you need another copy, please contact our Customer Service Center at 1-800-366-0066.
* After the Substitution Effective Date, the subaccount investing in the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.

ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

ING SMARTDESIGN VARIABLE ANNUITY

May 1, 2013

The Contract. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us," "our"). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended (Tax Code); a qualified individual retirement annuity (IRA); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans. We no longer offer this contract for sale to new purchasers. The contract is not available as a SIMPLE IRA under Tax Code Section 408(p).

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

Premium Bonus Option. We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. See "Premium Bonus Option — Suitability." The premium bonus option may not be available in all states.

Investment Options. The contract offers variable investment options and a fixed interest option. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

The Funds. Information about the funds in which the subaccounts invest is located in Appendix III — Description of Underlying Funds and in each fund prospectus. A prospectus containing more information on each Underlying Fund may be obtained by calling our Customer Service Center at 800-366-0066. **Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.**

Getting Additional Information. You may obtain free of charge the May 1, 2013, Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge the most recent annual and/or quarterly report of ING USA Annuity and Life Insurance Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-57218. You may call 1-202-551-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, Washington, D.C. 20549-0102. The SAI table of contents is listed in this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Interest Options.

- ING USA Guaranteed Account (the Guaranteed Account)

- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus.

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

The contract is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the FDIC. The contract is subject to investment risk, including the possible loss of the principal amount of your investment.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Topics – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)	ING Large Cap Growth Portfolio (Class ADV)
ING American Funds Asset Allocation Portfolio	ING Large Cap Value Portfolio (Class S)
ING American Funds Global Growth and Income Portfolio	ING Liquid Assets Portfolio (Class S)
ING American Funds International Growth and Income Portfolio	ING Marsico Growth Portfolio (Class S)
ING American Funds International Portfolio	ING MFS Total Return Portfolio (Class S)
ING American Funds World Allocation Portfolio (Class S)	ING MFS Utilities Portfolio (Class S)
ING Baron Growth Portfolio (Class S)	ING MidCap Opportunities Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)	ING Morgan Stanley Global Franchise Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)	ING Multi-Manager Large Cap Core Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)	ING Oppenheimer Global Portfolio (Class S)
ING Bond Portfolio	ING PIMCO High Yield Portfolio (Class S)
ING Columbia Contrarian Core Portfolio (Class S)	ING PIMCO Total Return Bond Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)	ING Pioneer Mid Cap Value Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)	ING Retirement Conservative Portfolio (Class ADV)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	ING Retirement Growth Portfolio (Class ADV)
ING Franklin Income Portfolio (Class S)	ING Retirement Moderate Growth Portfolio (Class ADV)
ING Franklin Mutual Shares Portfolio (Class S)	ING Retirement Moderate Portfolio (Class ADV)
ING Franklin Templeton Founding Strategy Portfolio (Class S)	ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)	ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Global Perspectives Portfolio (Class ADV)	ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Global Resources Portfolio (Class ADV)	ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Growth and Income Portfolio (Class ADV)	ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Hang Seng Index Portfolio (Class S)	ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)	ING Small Company Portfolio (Class S)
ING International Index Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class S)
ING Invesco Comstock Portfolio (Class S)	ING Templeton Global Growth Portfolio (Class S)
ING Invesco Equity and Income Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING Invesco Growth and Income Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)	ING T. Rowe Price Growth Equity Portfolio (Class S)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING T. Rowe Price International Stock Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)	ING U. S. Bond Index Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S)*

* Effective July 12, 2013, the ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective.

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix IV for all subaccounts and valuation information. Appendix III highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions:

Contacting the Company. To answer your questions, contact your sales representative or write or call our Customer Service Center at:


P.O. Box 9271
Des Moines, IA 50306-9271
1-800-366-0066


Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Sending Additional Purchase Payments. Use the following address when sending additional purchase payments.

If using the U.S. Postal Service:	*If using express mail:*
ING USA Annuity and Life	ING USA Annuity and Life
Insurance Company	Insurance Company
Attn: Customer Service Department	*Attn:* Customer Service Department
P.O. Box 9271	909 Locust Street
Des Moines, IA 50306-9271	Des Moines, IA 50309-2899

Contract Design:

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

Contract Facts:

Option Packages. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct. See "Purchase and Rights" for age maximums on the calculation of death benefits. The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Mortality and Expense Risk Charge[1]:	0.80%	1.10%	1.25%
Death Benefit[2] on Death of the Annuitant[3]:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date; or (3) The "step-up value" on the claim date; or (4) The "roll-up value" on the claim date.
Minimum Initial Purchase Payment[4]:	**Non-Qualified:** $15,000 **Qualified:** $1,500	**Non-Qualified:** $5,000 **Qualified:** $1,500	**Non-Qualified:** $5,000 **Qualified:** $1,500
Free Withdrawals[5]:	10% of your account value each account year, non-cumulative.	10% of your account value each account year, non-cumulative.	10% of your account value each account year, cumulative to a maximum 30%.
Nursing Home Waiver — Waiver of Early Withdrawal Charge:	Not Available	Available	Available

[1]   See "Fee Table" and "Fees."
[2]   See "Death Benefit." If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."
[3]   When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "Death Benefit." **Therefore, contract holders who are not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.**
[4]   See "Purchase and Rights."
[5]   See "Fees."

Premium Bonus Option. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. See "Premium Bonus Option."

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "Fee Table" and "Fees."

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Premium Bonus Option—Forfeiture" and "Right to Cancel."

- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture" and "Death Benefit—Premium Bonus."

- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. See "Premium Bonus Option—Forfeiture" and "Withdrawals."

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. See "Premium Bonus Option—Suitability." Your sales representative can help you decide if the premium bonus option is right for you.

Transferability. You may transfer from one option package to another.

- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- Certain minimum account values must be met.

See "Transfers Between Option Packages."

Free Look/Right to Cancel. You may cancel your contract within ten days (some states allow you more than ten days) of receipt. See "Right to Cancel."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. The amount of the death benefit will depend upon the option package selected. See "Death Benefit." Any death benefit during the income phase will depend upon the income phase payment option selected. See "The Income Phase."

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. See "Fee Table" and "Fees."

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Federal Tax Considerations."

Use of an Annuity Contract in an IRA or other Qualified Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Account or other qualified retirement account, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

CONTRACT PHASES

I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Separate Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; or
- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Fees

Early Withdrawal Charge
(As a percentage of payments withdrawn.)

Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%

Annual Maintenance Fee.. $30.00[1]
Transfer Charge.. $10.00[2]
Overnight Charge .... $20.00[3]

[1]   The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "Fees – Transaction Fees – Annual Maintenance Fee."

[2]   We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. See "Fees – Transaction Fees – Transfers" for additional information.

[3]   You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

If You Do Not Elect the Premium Bonus Option

	All Account Years
Option Package I	
Mortality and Expense Risk Charge	0.80%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	0.95%
Option Package II	
Mortality and Expense Risk Charge	1.10%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.25%
Option Package III	
Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.15%
Total Separate Account Expenses	1.40%

If You Elect the Premium Bonus Option

	Account Years 1–7	After the 7th Account Year
Option Package I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.45%	0.95%
Option Package II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.75%	1.25%
Option Package III		
Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
Total Separate Account Expenses	1.90%	1.40%

If You Elect the Premium Bonus Option and Invest in the GET Fund∗

	Account Years 1–7	After the 7th Account Year
Option Package I		
Mortality and Expense Risk Charge	0.80%	0.80%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
GET Fund Guarantee Charge	0.50%	0.00%
Total Separate Account Expenses	1.95%	0.95%
Option Package II		
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
GET Fund Guarantee Charge	0.50%	0.00%
Total Separate Account Expenses	2.25%	1.25%

Option Package III

Mortality and Expense Risk Charge	1.25%	1.25%
Administrative Expense Charge	0.15%	0.15%
Premium Bonus Option Charge	0.50%	0.00%
GET Fund Guarantee Charge	0.50%	0.00%
Total Separate Account Expenses	2.40%	1.40%

* The GET Fund guarantee charge applies during each five-year guarantee period to amounts invested in the GET Fund investment option only. See "Investment Options — Variable Investment Options" for additional information. Effective June 21, 2007, no new series of the GET Fund are available.

Fees Deducted by the Funds:

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.53%	1.85%

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

Examples:

These examples are intended to help you compare the costs of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000, in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the Contracts and of any of the Trusts or Funds.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period: *			
1 year	3 years	5 years	10 years
$1,078	$1,649	$2,238	$3,837
2) If you annuitize at the end of the applicable time period: **			
1 year	3 years	5 years	10 years
$378	$1,149	$1,938	$3,837
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$378	$1,149	$1,938	$3,837

* This example reflects deduction of an early withdrawal charge using the early withdrawal charge schedule that applies to all contracts, including Roth IRA contracts issued after September 19, 2000.

     **   This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

Fund Fee Information

The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix IV of this prospectus we provide condensed financial information about Separate Account B (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract for the lowest and highest combination of asset-based charges. Complete information is available in the Statement of Additional Information.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

PURCHASE AND RIGHTS

How to Purchase
Please note that this contract is no longer available to purchase.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "Other Topics – Contract Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Factors to Consider in the Purchase Decision. You should discuss you decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Maximum Issue Age. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date you apply for your account is 80. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or over, you may want to consider whether choosing one of these options is in your best interest. See "Death Benefit" for a description of the calculation of death benefits above certain ages. The contract may not be available to all issue ages through all broker-dealers.

Your Rights Under the Contract

- Individual Contracts. You have all contract rights.
- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.
- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Purchase Payment Methods. The following purchase payment methods are allowed:

- One lump sum;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice. If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you. See "Premium Bonus Option – Suitability."

Purchase Payment Amounts.
The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

	Option Package I		Option Package II		Option Package III	
Minimum Initial Purchase Payment	Non-Qualified:	Qualified:*	Non-Qualified:	Qualified:*	Non-Qualified:	Qualified:*
	$15,000	$1,500	$5,000	$1,500	$5,000	$1,500

*The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income. Additional purchase payments must be at least $50 (we may change this amount from time to time). A purchase payment of more than $1,000,000 will be allowed only with our consent.

Reduction of Purchase Payment Amounts. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available will be based on consideration of each of the following factors:

- The size and type of the prospective group, if any, to which the reduction would apply;
- The method and frequency of purchase payments to be made under the contract; and
- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

Other Contracts. We and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same subaccounts. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that these are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states allow you more than ten days) by returning it to our Customer Service Center along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal your account value. This means that you will bear the entire investment risk for amounts allocated among the subaccounts, including applicable fund and contract fees and charges. Consequently, the amount refunded could be less than the amount you paid into the contract. Any premium bonus credited to your account will also be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

PREMIUM BONUS OPTION

Election. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. The premium bonus option may not be available under all contracts.

Premium Bonus Amount. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

Premium Bonus Option Charge. In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the fixed interest options, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Under certain contracts, the premium bonus option charge may be reduced or eliminated. See "Fees – Reduction or Elimination of Certain Fees."

After the seventh account year you will no longer pay the premium bonus option charge. We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested. The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value. See "Your Account Value."

Forfeiture. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Right to Cancel."

- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Death Benefit – Premium Bonus."
- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. See "Withdrawals."

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

Date	Purchase Payment	Premium Bonus	Account Value	Withdrawal Amount	Explanation
May 2, 2007	$100,000	$4,000	$104,000	—	You make a $100,000 initial purchase payment and we credit your account with a 4% ($4,000) premium bonus. Your beginning account value equals $104,000.
May 2, 2010	—	—	$120,000	$30,000	Assume that your account value grows to $120,000 over the next three years and you request a $30,000 withdrawal. $18,000 of that $30,000 will be subject to an early withdrawal charge ($30,000 minus $12,000 (the 10% free withdrawal amount, see "Fees – Free Withdrawals")) and you would pay a $1,080 early withdrawal charge (6% of $18,000). Additionally, because $18,000 is 18% of the $100,000 purchase payment made in the first account year, 18% of your $4,000 premium bonus, or $720, would be forfeited.*

*   This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "Fees – Free Withdrawals." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.

Suitability. If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

Mutual Fund (Fund) Descriptions. We provide brief descriptions of the funds in Appendix III. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the funds prospectuses for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and phone number listed in "Contract Overview—Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master Feeder structure (such as the American Funds) or fund of funds structure (such as Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

ING GET U.S. Core Portfolio (formerly known as, and referred to herein as, "GET Fund"). A GET Fund series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable. The GET Fund subaccount is not available for the dollar cost averaging program or the account rebalancing program.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

Fixed Interest Options. If available in your state, the ING USA Guaranteed Account (the "Guaranteed Account") offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see Appendices I and II and the Guaranteed Account prospectus. To obtain a copy of the Guaranteed Account prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271, call (800) 366-0066, or access the SEC's website (http://www.sec.gov).

Selecting Investment Options

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add funds, or withdraw or substitute funds available when you purchased your contract, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges, investment objectives or policies than the fund it replaced.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts, will be considered an investment option.

Additional Risks of Investing in the Funds *(Mixed and Shared Funding).* "Shared funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are also bought by other insurance companies for their variable insurance contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

- Shared—bought by more than one company
- Mixed—bought for annuities and life insurance

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase we allow you four free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions, and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by fax or telephone or, when available, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Customer Service Center or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. This includes recording calls on our toll-free telephone lines. You are responsible for keeping your account information confidential. Please be advised that the risk of a fraudulent transaction is increased with telephone or electronic transaction (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case a market value adjustment will apply. See Appendix I for more information about dollar cost averaging from the Guaranteed Account. If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to a money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. For additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company." In certain states, purchase payments allocated to the Fixed Account may require participation in the dollar cost averaging program.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. Account rebalancing is subject to any fund purchase restrictions, however. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview – Questions: Contacting the Company."

TRANSFERS BETWEEN OPTION PACKAGES

You may transfer from one option package to another.

- Transfers must occur on an account anniversary.
- A written request for the transfer must be received by us within 60 days of an account anniversary.
- The following minimum account values need to be met on the date of transfer:

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Account Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

- You will receive a new contract schedule page upon transfer.
- Only one option package may be in effect at any time.

Transfers to Option Package I	Transfers to Option Package II	Transfers to Option Package III
Death Benefit[1]: The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • The "step-up value" under Option Packages II and III will terminate on the new schedule effective date. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package III, the "step-up value" will continue to be calculated from the date calculated under Option Package III. • The "roll-up value" under Option Package III will terminate on the new schedule effective date.	**Death Benefit[1]:** • The sum of all purchase payments made, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date, will continue to be calculated from the account effective date. • If transferring from Option Package I, the "step-up value" will be calculated beginning on the new schedule effective date. • If transferring from Option Package II, the "step-up value" will continue to be calculated from the date calculated under Option Package II. • The "roll-up value" will be calculated beginning on the new schedule effective date.
Nursing Home Waiver[2]: • The availability of the waiver of the early withdrawal charge under the Nursing Home Waiver will terminate on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package III, the waiting period will have been satisfied on the new schedule effective date.	**Nursing Home Waiver[2]:** • If transferring from Option Package I, the waiting period under the Nursing Home Waiver will begin to be measured from the new schedule effective date. • If transferring from Option Package II, the waiting period will have been satisfied on the new schedule effective date.
Free Withdrawals[3]: • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • If transferring from Option Package III, any available free withdrawal amount in excess of 10% will be lost as of the new schedule effective date.	**Free Withdrawals[3]:** • The cumulative to 30% available free withdrawal amount will begin to be calculated as of the new schedule effective date.

[1] See "Death Benefit."
[2] See "Fees—Nursing Home Waiver."
[3] See "Fees—Free Withdrawals."

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge
Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Early Withdrawal Charge Schedules
(As a percentage of payments withdrawn.)

Years from Receipt of Purchase Payment	Early Withdrawal Charge
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn.

In each case the next time you make a withdrawal we will assess the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

- Used to provide income phase payments to you;
- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
- Taken because of the election of a systematic distribution option (see "Systematic Distribution Options");
- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;
- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option (see "Systematic Distribution Options"); or
- Paid upon termination of your account by us (see "Other Topics — Involuntary Terminations").

Nursing Home Waiver. Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:

- More than one account year has elapsed since the schedule effective date;
- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two-week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Transfer Charge

Amount. During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Overnight Fee. You may elect to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.80%	1.10%	1.25%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "The Income Phase- Charges Deducted."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to provide a death benefit and make lifetime income phase payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Option Package I	Option Package II	Option Package III
0.15%	0.15%	0.15%

There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses.

Premium Bonus Option Charge.

Maximum Amount. 0.50%, but only if you elect the premium bonus option.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the fixed interest options. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase. See "Premium Bonus Option — Premium Bonus Option Charge."

Purpose. This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year.

ING GET U.S. Core Portfolio Guarantee Charge. Effective June 21, 2007, no new series of the GET Fund are available.

Maximum Amount. 0.50%, but only if you elect to invest in the GET Fund investment option.

When/How. We deduct this charge daily during the guarantee period from amounts allocated to the GET Fund investment option.

Purpose. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "Investment Options-Variable Investment Options."

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is issued;
- The amount of expected purchase payments;
- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;
- The type and frequency of administrative and sales services provided; or
- The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FUND EXPENSES

As shown in the fund prospectuses and described in the "Fund Fee Information" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenues received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2012, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2012, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "Other Contract Provisions – Selling the Contract."**

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Federal Tax Considerations."

YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:

- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge, the premium bonus option charge (if any) and, for amounts allocated to the ING GET U.S. Core Portfolio subaccount only, the GET Fund guarantee charge. We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge and guarantee charges for the GET fund. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUV's after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5000.

Step 2:

- A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal

- Select the withdrawal amount.

    (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.
    (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. See Appendices I and II and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.

- Select investment options. If you do not specify this, we will withdraw dollars from each investment option in which you have account value in the same proportion as that value bears to your total account value.
- Properly complete a disbursement form and deliver it to our Customer Service Center.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Customer Service Center.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET U.S. Core Portfolio and then elect to reinstate them, we will reallocate your GET amounts among other investment options in which you invested on a pro-rata basis. Previously, we would have reinstated them in a GET Fund series that was then accepting deposits. However, since June 21, 2007, no new series of the GET Fund are available. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase.

Features of a Systematic Distribution Option
A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

The following systematic distribution options may be available:

- **SWO—Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.

- **ECO—Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

- **LEO—Life Expectancy Option.** LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Federal Tax Considerations."

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview—Questions: Contacting the Company."

Systematic Distribution Option Availability. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "Fees – Early Withdrawal Charge – Free Withdrawals." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or our Customer Service Center at the number listed in "Contract Overview—Questions: Contacting the Company."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand: Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant(s): The person(s) on whose life or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. Please contact our Customer Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Schedule Effective Date: The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview—Questions: Contacting the Company."

Death Benefit Amount. The death benefit depends upon the option package in effect on the date the annuitant dies.

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Annuitant:	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or (3) The "step-up value"* (as described below) on the claim date.	The greatest of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value* on the claim date; or (3) The "step-up value"* (as described below) on the claim date; or (4) The "roll-up value"* (as described below) on the claim date.

*   For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

Step-up Value. On the schedule effective date, the step-up value is equal to the greater of:

- The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:

- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
- The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

Roll-up Value. On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option—Forfeiture."

Adjustment. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

Death Benefit Greater than the Account Value. Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Subject to the conditions and requirements of state law, unless the beneficiary elects otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For more information on required distributions under federal income tax laws, you should see "Required Distributions." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

Death Benefit Amounts in Certain Cases

If a Spousal Beneficiary Continues the Account Following the Death of the Contract Holder/Annuitant. If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. The premium bonus option charge, if any, will continue, unless the premium bonus was forfeited when calculating the account value, step-up value and roll-up value on the death of the original contract holder/annuitant.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;

(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and

(3) In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

If the Contract Holder is not the Annuitant. Under nonqualified contracts only, the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

Because the death benefit in these circumstances equals the account value, plus or minus any market value adjustment, a contract holder who is not also the annuitant should seriously consider whether Option Packages II and III are suitable for their circumstances.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

Guaranteed Account. For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

Death Benefit—Methods of Payment

For Qualified Contracts. Under a qualified contract, if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules). See "Federal Tax Considerations";
- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or
- Elect SWO, ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Federal Tax Considerations."

For Nonqualified Contracts.

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

(a) Continue the contract in the accumulation phase;
(b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or
(c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "Federal Tax Considerations."

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Federal Tax Considerations."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "Federal Tax Considerations."

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview— Questions: Contacting the Company."

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:

(a) The first day of the month following the annuitant's 85th birthday; or
(b) The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

(a) The life of the annuitant;
(b) The joint lives of the annuitant and beneficiary;
(c) A guaranteed period greater than the annuitant's life expectancy; or
(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted.

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees—Mortality and Expense Risk Charge."

- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees—Administrative Expense Charge."

- If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "Fees—Premium Bonus Option Charge."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations" for additional information.

Payment Options.

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options

Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit—None:** All payments end upon the annuitant's death.
Life Income— Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income— Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: (a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit—None:** All payments end upon the death of both annuitants.
Life Income— Two Lives— Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income— Cash Refund Option (limited availability—fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income—Two Lives—Cash Refund Option (limited availability—fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.

Nonlifetime Income Phase Payment Option

Nonlifetime— Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit—Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment: If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees—Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3½% or 5% assumed net investment rate used for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2013, your entire balance must be distributed by August 31, 2018. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General
The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code Section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

> The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
>
> You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
>
> You have become disabled, as defined in the Tax Code;
>
> You have died and the distribution is to your beneficiary;
>
> The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
>
> The distribution is made due to an IRS levy upon your plan; or
>
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
>
> Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
>
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
>
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;

A required minimum distribution under Tax Code section 401(a)(9);

A hardship withdrawal;

Otherwise excludable from income; or

Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

Start date for distributions;

The time period in which all amounts in your account(s) must be distributed; and

Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated beneficiary; or

Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

Tax Consequences of Enhanced Death Benefit

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible

those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax advisor about the tax consequences of enhanced death benefits.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

Separate Account B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in the Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. The subaccounts invest directly in the shares of a pre-assigned underlying fund. Each underlying fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of an underlying fund are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contract.

Other variable annuity contracts invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your contract.

The Company

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia.

Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

ING Financial Partners, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to .50% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	Morgan Stanley Smith Barney LLC	14.	First Allied Securities Inc.
2.	LPL Financial Corporation	15.	Woodbury Financial Services Inc.
3.	Merrill Lynch, Pierce, Fenner & Smith, Incorporated	16.	Commonwealth Financial Network Inc.
4.	ING Financial Partners Inc.	17.	SII Investments Inc. WI
5.	Wells Fargo Advisors, LLC	18.	ING Financial Partners, Inc.-CAREER
6.	Wells Fargo Advisors, LLC (Bank Channel)	19.	Wells Fargo Advisors Financial Network, LLC
7.	UBS Financial Services Inc.	20.	Ameriprise Financial Services Inc.
8.	Raymond James Financial Services Inc.	21.	Centaurus Financial Inc.
9.	ING Financial Partners, Inc.-Retirement Channels	22.	Cetera Investment Services LLC
10.	National Planning Corporation	23.	Raymond James and Associates Inc.
11.	Cetera Advisors LLC	24.	Wells Fargo SEC, LLC
12.	Cetera Advisor Networks LLC	25.	Cambridge Investment Research Inc.
13.	Securities America Inc.		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions, the effect of which could be that a small number of contract owners decide the outcome of a vote. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Customer Service Center. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC ability to distribute the contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING SMARTDESIGN VARIABLE ANNUITY 333-57218.

Please Print or Type:

_____
Name

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Street Address

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City, State, Zip

05/01/2013

‒ ‒

ING USA Guaranteed Account

The ING USA Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below), which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or our Customer Service Center to learn:

- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or our Customer Service Center to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

- Market Value Adjustment (MVA)—as described in this appendix and in the Guaranteed Account prospectus;
- Tax penalties and/or tax withholding—see "Federal Tax Considerations";
- Early withdrawal charge—see "Fees"; or
- Maintenance fee—see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge will be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See the "Premium Bonus Option – Forfeiture" and "Withdrawals" sections of the contract prospectus.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

- Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period until depleted, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at our Customer Service Center by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted, any premium bonus forfeited or any taxes that were withheld at the time of withdrawal.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. Directed Services LLC is principal underwriter and distributor of the contract. Directed Services LLC enters into sales agreements with broker-dealers to sell the contract through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the Financial Industry Regulatory Authority (FINRA). From time to time the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2013. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Description of Underlying Funds

The following table reflects investment portfolio name changes.

Fund Name Changes	
Former Fund Name	*New Fund Name*
ING Invesco Van Kampen Comstock Portfolio	ING Invesco Comstock Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Invesco Equity and Income Portfolio
ING Invesco Van Kampen Growth and Income Portfolio	ING Invesco Growth and Income Portfolio
ING Pioneer Fund Portfolio	ING Multi-Manager Large Cap Core Portfolio
Invesco Van Kampen V.I. American Franchise Fund	Invesco V.I. American Franchise Fund

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	ING Index Plus LargeCap Portfolio (Class S)
Fidelity® VIP *Contrafund*® Portfolio (Service Class 2)	ING Index Plus MidCap Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING Index Plus SmallCap Portfolio (Class S)
ING Balanced Portfolio (Class S)	ING Large Cap Growth Portfolio (Class S)
ING Clarion Global Real Estate Portfolio (Class S)	ING Oppenheimer Global Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)	ING SmallCap Opportunities Portfolio (Class S)
ING Columbia Small Cap Value II Portfolio (Class S)	Invesco V.I. American Franchise Fund (Class I)
ING GET Fund	ProFund VP Bull
ING Global Resources Portfolio (Class S)	ProFund VP Europe 30
ING Growth and Income Portfolio (Class S) and (Class I)	ProFund VP Rising Rates Opportunity

Open Investment Portfolios	

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocation are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Global Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser: Directed Services LLC** **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING BlackRock Large Cap Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Investment Management, LLC
	Seeks long-term growth of capital.

ING Bond Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks to provide maximum total return through income and capital appreciation.

ING Columbia Contrarian Core Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Columbia Management Investment Advisors, LLC
	Seeks total return, consisting of long-term capital appreciation and current income.

ING DFA World Equity Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Dimensional Fund Advisors LP
	Seeks long-term capital appreciation.

ING EURO STOXX 50$^®$ Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50$^®$ Index.

ING FMR^{SM} Diversified Mid Cap Portfolio*
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Fidelity Management & Research Company
 	
* FMR^{SM} is a service mark of Fidelity Management & Research Company
	Seeks long-term growth of capital.

ING Franklin Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Franklin Advisers, Inc.
	Seeks to maximize income while maintaining prospects for capital appreciation.

ING Franklin Mutual Shares Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Franklin Mutual Advisers, LLC
	Seeks capital appreciation and secondarily, income.

ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING FTSE 100 Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.
ING Global Perspectives Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks total return.
ING Global Resources Portfolio **Investment Adviser:** Directed Services, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Hang Seng Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.
ING Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Japan TOPIX Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital and current income.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC * WisdomTree^{SM} is a servicemark of WisdomTree Investments Effective July 12, 2013, this fund will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective to: Seeks long-term growth of capital and current income.	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree^{SM} Global High-Yielding Equity Index.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. LLC in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. LLC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2012 including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2012 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2012, including portfolio names. Portfolio name changes after December 31, 2012 are not reflected in the following information.

Separate Account Annual Charges of 0.95%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.97	$10.44	$9.61	$8.02	$10.31					
Value at end of period	$10.86	$9.97	$10.44	$9.61	$8.02					
Number of accumulation units outstanding at end of period	214,688	280,582	281,015	289,884	157,683					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40	$10.15		
Value at end of period	$14.70	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40		
Number of accumulation units outstanding at end of period	13,146	19,244	28,803	29,230	27,505	29,920	34,140	47,910		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.88	$16.49	$14.23	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06	$8.71
Value at end of period	$18.26	$15.88	$16.49	$14.23	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06
Number of accumulation units outstanding at end of period	491,792	619,146	741,477	825,559	867,530	908,267	905,470	713,743	551,666	327,190
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16	$7.89
Value at end of period	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16
Number of accumulation units outstanding at end of period	224,392	285,227	293,761	347,831	401,729	429,511	420,104	514,374	519,515	308,618
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.76	$9.77	$8.81	$7.21	$10.16					
Value at end of period	$11.18	$9.76	$9.77	$8.81	$7.21					
Number of accumulation units outstanding at end of period	46,682	48,126	31,953	44,294	6,595					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.36	$10.28								
Value at end of period	$10.83	$9.36								
Number of accumulation units outstanding at end of period	59,368	32,538								

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.85	$10.09								
Value at end of period	$10.14	$8.85								
Number of accumulation units outstanding at end of period	6,931	4,348								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$16.35	$19.28	$18.25	$12.94	$22.71	$19.20	$16.38	$13.67	$11.64	$10.00
Value at end of period	$18.99	$16.35	$19.28	$18.25	$12.94	$22.71	$19.20	$16.38	$13.67	$11.64
Number of accumulation units outstanding at end of period	368,769	450,844	597,878	629,054	627,231	637,013	593,924	533,978	313,605	40,608
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.67	$14.66	$13.13	$10.69						
Value at end of period	$15.30	$13.67	$14.66	$13.13						
Number of accumulation units outstanding at end of period	27,683	30,032	27,911	4,071						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51	$10.01			
Value at end of period	$11.33	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51			
Number of accumulation units outstanding at end of period	37,542	51,346	40,273	37,426	44,100	63,472	96,281			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04	$10.00		
Value at end of period	$15.52	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04		
Number of accumulation units outstanding at end of period	139,098	177,965	203,769	230,323	193,360	205,623	141,657	72,996		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.18	$11.74	$11.07	$9.31	$13.18	$12.26	$10.87	$9.94	$9.72	
Value at end of period	$14.32	$12.18	$11.74	$11.07	$9.31	$13.18	$12.26	$10.87	$9.94	
Number of accumulation units outstanding at end of period	69,900	69,218	95,761	85,779	133,789	118,427	136,843	144,971	33,385	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.31	$11.10	$10.62	$9.94						
Value at end of period	$12.97	$12.31	$11.10	$10.62						
Number of accumulation units outstanding at end of period	292,174	373,284	297,809	160,538						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.16	$11.45	$10.19	$7.90	$13.09	$12.38	$11.67	$10.62		
Value at end of period	$12.65	$11.16	$11.45	$10.19	$7.90	$13.09	$12.38	$11.67		
Number of accumulation units outstanding at end of period	90,511	87,008	75,399	107,232	191,117	164,463	171,116	117,504		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.22	$11.54	$9.86	$6.52	$9.99					
Value at end of period	$10.89	$10.22	$11.54	$9.86	$6.52					
Number of accumulation units outstanding at end of period	53,438	46,408	54,469	38,668	18,329					
ING BOND PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.04	$10.55	$10.04	$9.04	$10.14					
Value at end of period	$11.65	$11.04	$10.55	$10.04	$9.04					
Number of accumulation units outstanding at end of period	142,524	180,493	222,517	163,350	44,947					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	$10.87			
Value at end of period	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67			
Number of accumulation units outstanding at end of period	26,546	40,440	51,721	74,367	71,878	44,959	48,430			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13	$13.95	$10.87	
Value at end of period	$23.11	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13	$13.95	
Number of accumulation units outstanding at end of period	63,615	79,159	101,978	117,506	113,525	115,394	126,148	119,731	27,720	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08	$10.05			
Value at end of period	$11.22	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08			
Number of accumulation units outstanding at end of period	60,794	74,976	86,773	110,539	149,933	127,183	77,168			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18	$10.26			
Value at end of period	$10.55	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18			
Number of accumulation units outstanding at end of period	127,040	125,852	177,200	179,609	158,615	112,120	53,296			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.11	$9.02	$7.29	$6.04	$10.18					
Value at end of period	$9.48	$8.11	$9.02	$7.29	$6.04					
Number of accumulation units outstanding at end of period	4,383	11,164	23,032	544	434					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$7.24	$9.36								
Value at end of period	$8.74	$7.24								
Number of accumulation units outstanding at end of period	6,992	1,069								
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05	$9.96		
Value at end of period	$16.03	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05		
Number of accumulation units outstanding at end of period	95,838	125,183	191,885	167,288	171,019	187,448	128,496	26,655		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	$10.02			
Value at end of period	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96			
Number of accumulation units outstanding at end of period	430,035	516,178	484,267	557,839	433,035	335,395	172,105			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.00	$10.18	$9.21	$7.35	$11.92	$12.48				
Value at end of period	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92				
Number of accumulation units outstanding at end of period	142,924	164,540	190,772	202,810	204,722	168,065				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.50	$8.69	$7.92	$6.14	$9.64	$10.14				
Value at end of period	$9.76	$8.50	$8.69	$7.92	$6.14	$9.64				
Number of accumulation units outstanding at end of period	50,559	72,451	80,827	77,286	69,684	62,482				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$10.52	$11.91								
Value at end of period	$12.01	$10.52								
Number of accumulation units outstanding at end of period	519	1,712								

SDVA IV 3

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.90	$9.96								
Value at end of period	$8.53	$8.90								
Number of accumulation units outstanding at end of period	32,743	40,755								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42	$9.56		
Value at end of period	$17.70	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42		
Number of accumulation units outstanding at end of period	69,643	82,785	110,861	149,093	127,955	96,378	59,314	38,316		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$8.80	$10.23	$9.27	$6.46	$10.83	$10.20	$8.81	$8.76	$7.83	$6.18
Value at end of period	$9.52	$8.80	$10.23	$9.27	$6.46	$10.83	$10.20	$8.81	$8.76	$7.83
Number of accumulation units outstanding at end of period	8,219	14,285	21,564	21,519	19,978	25,001	31,611	32,891	38,704	40,717
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.61	$9.99								
Value at end of period	$10.96	$9.61								
Number of accumulation units outstanding at end of period	767,896	989,685								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.78	$8.91	$7.90	$6.13	$9.66					
Value at end of period	$10.04	$8.78	$8.91	$7.90	$6.13					
Number of accumulation units outstanding at end of period	1,057,959	1,347,168	1,657,053	1,371,537	1,055,301					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.19	$13.85	$13.00	$10.19						
Value at end of period	$14.23	$11.19	$13.85	$13.00						
Number of accumulation units outstanding at end of period	4,702	13,426	21,460	12,052						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08	$7.28
Value at end of period	$11.51	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08
Number of accumulation units outstanding at end of period	1,345,012	1,740,140	2,357,494	2,858,096	1,834,630	1,639,937	397,879	407,086	418,924	334,015
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26	$12.98	$11.27	$8.61
Value at end of period	$17.64	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26	$12.98	$11.27
Number of accumulation units outstanding at end of period	206,566	272,217	337,984	370,245	344,429	393,916	470,325	530,496	517,452	312,714
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67	$8.67
Value at end of period	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67
Number of accumulation units outstanding at end of period	155,844	201,065	245,499	277,071	259,992	285,715	328,082	388,229	336,053	212,622
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13	$10.04		
Value at end of period	$13.54	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13		
Number of accumulation units outstanding at end of period	2,428,997	2,709,064	2,931,067	2,146,877	1,471,381	359,648	249,344	99,176		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.10	$8.19	$7.68	$6.09	$10.26					
Value at end of period	$8.34	$7.10	$8.19	$7.68	$6.09					
Number of accumulation units outstanding at end of period	68,931	78,415	100,627	95,951	809					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67	$12.36	$10.69	$8.32
Value at end of period	$14.65	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67	$12.36	$10.69
Number of accumulation units outstanding at end of period	118,241	168,304	182,257	190,918	211,587	224,752	248,492	218,865	160,272	84,810

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89	$10.32		
Value at end of period	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89		
Number of accumulation units outstanding at end of period	110,116	146,043	218,839	222,057	229,290	118,769	85,406	56,402		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15	$10.10		
Value at end of period	$13.14	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15		
Number of accumulation units outstanding at end of period	100,109	112,871	141,502	167,879	180,062	148,515	99,858	45,311		
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$9.49	$11.11	$10.73							
Value at end of period	$10.12	$9.49	$11.11							
Number of accumulation units outstanding at end of period	35	2,206	753							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77	$10.28		
Value at end of period	$23.71	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77		
Number of accumulation units outstanding at end of period	98,370	113,488	108,658	140,300	134,627	135,439	102,809	38,991		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84	$9.19
Value at end of period	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84
Number of accumulation units outstanding at end of period	60,824	72,812	88,208	73,106	72,668	88,982	99,336	131,775	110,487	50,682
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40	$13.63	$10.46	$7.87
Value at end of period	$19.02	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40	$13.63	$10.46
Number of accumulation units outstanding at end of period	84,899	95,306	108,636	104,806	100,668	113,966	122,935	109,313	85,598	30,406
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.70									
Value at end of period	$10.35									
Number of accumulation units outstanding at end of period	1,030,772									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83	$10.52	$9.93	
Value at end of period	$16.96	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83	$10.52	
Number of accumulation units outstanding at end of period	59,811	93,344	87,878	83,827	45,525	48,061	54,505	56,706	12,323	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.10	$10.05								
Value at end of period	$11.43	$10.10								
Number of accumulation units outstanding at end of period	31,034	27,518								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12	$16.81	$16.82	$16.86
Value at end of period	$18.08	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12	$16.81	$16.82
Number of accumulation units outstanding at end of period	748,749	973,775	1,126,651	1,483,805	1,679,566	818,125	379,225	191,796	298,469	174,559
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.45	$12.78	$10.77	$8.43	$14.26	$12.61	$12.13	$11.25	$9.72	
Value at end of period	$13.88	$12.45	$12.78	$10.77	$8.43	$14.26	$12.61	$12.13	$11.25	
Number of accumulation units outstanding at end of period	97,497	119,730	138,656	155,590	160,660	172,542	131,122	67,535	28,440	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$29.08	$28.90	$26.57	$22.75	$29.58	$28.71	$25.90	$25.41	$23.08	$19.96
Value at end of period	$32.03	$29.08	$28.90	$26.57	$22.75	$29.58	$28.71	$25.90	$25.41	$23.08
Number of accumulation units outstanding at end of period	194,415	233,761	276,559	315,851	338,065	410,842	426,361	436,951	288,602	208,270

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43	$10.05		
Value at end of period	$20.19	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43		
Number of accumulation units outstanding at end of period	158,803	183,193	189,668	193,722	160,649	158,121	112,423	62,951		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.48	$11.68	$9.07	$6.50	$10.06					
Value at end of period	$12.95	$11.48	$11.68	$9.07	$6.50					
Number of accumulation units outstanding at end of period	38,718	50,935	45,572	26,357	13,767					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68	$10.23		
Value at end of period	$17.61	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68		
Number of accumulation units outstanding at end of period	99,892	123,663	126,725	122,253	96,721	98,965	93,100	28,115		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.87	$14.66	$12.98	$11.24						
Value at end of period	$15.50	$13.87	$14.66	$12.98						
Number of accumulation units outstanding at end of period	1,641	2,735	556	628						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06		
Value at end of period	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04		
Number of accumulation units outstanding at end of period	69,091	88,892	102,493	111,643	108,588	119,469	130,552	145,375		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89	$8.34
Value at end of period	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89
Number of accumulation units outstanding at end of period	114,111	135,351	150,292	170,424	176,836	168,973	139,169	54,637	46,615	29,810
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22	$10.85	$10.00	
Value at end of period	$18.51	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22	$10.85	
Number of accumulation units outstanding at end of period	360,108	364,931	376,570	353,313	372,409	449,307	476,338	449,334	447,490	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$20.58	$20.08	$18.83	$16.61	$16.09	$14.91	$14.43	$14.21	$13.68	$13.19
Value at end of period	$22.17	$20.58	$20.08	$18.83	$16.61	$16.09	$14.91	$14.43	$14.21	$13.68
Number of accumulation units outstanding at end of period	1,080,809	1,180,256	1,704,867	1,580,125	1,356,952	862,232	725,870	673,582	530,901	367,672
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01	$10.23		
Value at end of period	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01		
Number of accumulation units outstanding at end of period	18,718	28,145	33,526	43,069	46,213	70,706	89,344	42,278		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.47	$12.19	$10.44	$8.42	$12.71	$12.16	$10.93	$9.96		
Value at end of period	$12.62	$11.47	$12.19	$10.44	$8.42	$12.71	$12.16	$10.93		
Number of accumulation units outstanding at end of period	113,457	129,346	160,008	186,703	181,447	124,288	52,429	38,742		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.26	$8.89	$8.32	$8.25						
Value at end of period	$9.90	$9.26	$8.89	$8.32						
Number of accumulation units outstanding at end of period	134,924	176,878	168,328	95,905						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.15	$10.37	$9.38	$9.22						
Value at end of period	$11.35	$10.15	$10.37	$9.38						
Number of accumulation units outstanding at end of period	932,583	893,603	1,016,411	1,279,078						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.51	$10.60	$9.64	$9.50						
Value at end of period	$11.61	$10.51	$10.60	$9.64						
Number of accumulation units outstanding at end of period	736,862	771,776	964,989	985,236						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.83	$10.71	$9.87	$9.75						
Value at end of period	$11.83	$10.83	$10.71	$9.87						
Number of accumulation units outstanding at end of period	564,712	636,798	747,161	961,001						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.60	$14.18	$12.73	$10.71						
Value at end of period	$16.52	$14.60	$14.18	$12.73						
Number of accumulation units outstanding at end of period	85,569	104,863	132,523	150,545						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.24	$9.14	$8.24	$6.73	$10.32					
Value at end of period	$10.55	$9.24	$9.14	$8.24	$6.73					
Number of accumulation units outstanding at end of period	100,103	100,183	142,525	142,141	123,949					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.76	$13.82	$12.55	$10.65						
Value at end of period	$15.81	$13.76	$13.82	$12.55						
Number of accumulation units outstanding at end of period	127,965	144,063	177,815	188,487						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.75	$16.25	$13.04	$11.58						
Value at end of period	$18.01	$15.75	$16.25	$13.04						
Number of accumulation units outstanding at end of period	24,027	27,576	30,837	32,327						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.22	$10.53	$8.51	$6.15	$9.39					
Value at end of period	$11.81	$10.22	$10.53	$8.51	$6.15					
Number of accumulation units outstanding at end of period	26,881	26,043	29,846	15,954	786					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.38	$10.93	$8.76	$6.99	$10.26					
Value at end of period	$11.90	$10.38	$10.93	$8.76	$6.99					
Number of accumulation units outstanding at end of period	57,627	58,532	48,465	27,755	23,673					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02	$11.06		
Value at end of period	$18.10	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02		
Number of accumulation units outstanding at end of period	3,768	4,258	4,833	5,413	3,750	4,235	4,419	155		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.70	$11.10	$9.04	$7.17	$10.18					
Value at end of period	$12.11	$10.70	$11.10	$9.04	$7.17					
Number of accumulation units outstanding at end of period	37,090	53,688	67,550	67,630	57,125					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04	$10.18		
Value at end of period	$16.03	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04		
Number of accumulation units outstanding at end of period	566,937	629,363	810,221	851,174	769,031	639,407	395,726	175,769		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55	$11.22	$9.76	
Value at end of period	$14.23	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55	$11.22	
Number of accumulation units outstanding at end of period	178,325	251,736	289,462	303,468	289,598	279,296	260,062	257,330	76,763	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.29	$9.50	$8.23	$5.83	$10.21	$10.02				
Value at end of period	$10.91	$9.29	$9.50	$8.23	$5.83	$10.21				
Number of accumulation units outstanding at end of period	43,286	39,287	47,779	31,553	18,101	35,104				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45	$10.06		
Value at end of period	$14.33	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45		
Number of accumulation units outstanding at end of period	59,574	74,481	88,304	97,947	105,954	97,500	154,055	49,031		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22	$9.31			
Value at end of period	$10.81	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22			
Number of accumulation units outstanding at end of period	317,654	127,250	150,285	146,123	139,728	58,432	31,855			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53	$10.49		
Value at end of period	$13.30	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53		
Number of accumulation units outstanding at end of period	92,680	106,558	113,661	119,983	110,702	116,403	73,111	1,522		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.89	$11.22	$10.70	$10.24	$9.94					
Value at end of period	$12.20	$11.89	$11.22	$10.70	$10.24					
Number of accumulation units outstanding at end of period	130,412	122,319	118,891	112,347	33,796					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.44	$11.87	$10.61	$8.14	$13.70	$13.70	$12.10	$11.21	$10.02	
Value at end of period	$12.82	$11.44	$11.87	$10.61	$8.14	$13.70	$13.70	$12.10	$11.21	
Number of accumulation units outstanding at end of period	1,778	3,829	4,304	6,193	8,205	12,654	47,595	9,595	4,949	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.76	$8.15	$7.77	$6.04	$8.94					
Value at end of period	$8.85	$7.76	$8.15	$7.77	$6.04					
Number of accumulation units outstanding at end of period	22,322	11,011	10,610	18,059	2,749					
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	11,413									
PROFUND VP BULL										
(Fund first available during August 2003)										
Value at beginning of period	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17	$9.01	$8.36	$10.00
Value at end of period	$10.03	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17	$9.01	$8.36
Number of accumulation units outstanding at end of period	2,861	5,310	3,461	1,298	2,122	4,256	6,030	4,857	5,731	1,317

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16	$9.49	$8.38	$10.00
Value at end of period	$10.33	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16	$9.49	$8.38
Number of accumulation units outstanding at end of period	10,410	10,578	8,096	5,465	8,225	8,954	10,395	10,342	11,091	7,306
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55	$8.28	$9.38	$10.00
Value at end of period	$2.95	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55	$8.28	$9.38
Number of accumulation units outstanding at end of period	30,798	42,486	52,573	35,221	38,392	40,425	53,562	51,285	35,487	16,785

Separate Account Annual Charges of 1.90%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.61	$10.17	$9.44	$7.96	$9.62					
Value at end of period	$10.37	$9.61	$10.17	$9.44	$7.96					
Number of accumulation units outstanding at end of period	852	12,176	12,692	24,268	17,229					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32	$10.19		
Value at end of period	$13.65	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32		
Number of accumulation units outstanding at end of period	0	0	0	1,239	7,125	10,744	11,104	11,597		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$14.35	$15.05	$13.12	$9.87	$17.56	$15.26	$13.96	$12.20	$10.80	$8.59
Value at end of period	$16.35	$14.35	$15.05	$13.12	$9.87	$17.56	$15.26	$13.96	$12.20	$10.80
Number of accumulation units outstanding at end of period	175	8,741	20,770	63,550	112,124	167,342	165,314	155,560	117,473	73,653
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92	$7.78
Value at end of period	$11.97	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92
Number of accumulation units outstanding at end of period	0	4,003	17,511	43,756	122,027	147,298	133,068	139,709	3,034,707	1,794,730
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.42	$9.52	$8.67	$7.16	$9.92					
Value at end of period	$10.68	$9.42	$9.52	$8.67	$7.16					
Number of accumulation units outstanding at end of period	0	0	0	1,019	126					
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$15.09	$17.96	$17.16	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60	$10.00
Value at end of period	$17.35	$15.09	$17.96	$17.16	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60
Number of accumulation units outstanding at end of period	34	14,184	35,614	87,804	137,719	186,510	174,458	156,496	3,432,847	564,361
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.31	$14.42	$13.04	$11.45						
Value at end of period	$14.76	$13.31	$14.42	$13.04						
Number of accumulation units outstanding at end of period	0	0	0	553						
ING BALANCED PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44	$10.01			
Value at end of period	$10.63	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44			
Number of accumulation units outstanding at end of period	0	0	19,122	22,495	24,621	29,770	34,865			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BARON GROWTH PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97	$10.42		
Value at end of period	$14.41	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97		
Number of accumulation units outstanding at end of period	0	9,306	2,304	12,738	54,352	53,674	15,523	17,235		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$11.31	$11.00	$10.48	$8.90	$12.72	$11.95	$10.69	$9.87	$9.95	
Value at end of period	$13.17	$11.31	$11.00	$10.48	$8.90	$12.72	$11.95	$10.69	$9.87	
Number of accumulation units outstanding at end of period	1,310	1,310	6,985	19,291	64,844	65,076	71,746	69,489	592,804	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (Funds were first received in this option during June 2009)										
Value at beginning of period	$11.99	$10.91	$10.55	$9.97						
Value at end of period	$12.51	$11.99	$10.91	$10.55						
Number of accumulation units outstanding at end of period	8,461	8,848	9,366	13,288						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$10.46	$10.84	$9.74	$7.62	$12.76	$12.18	$11.59	$11.18		
Value at end of period	$11.75	$10.46	$10.84	$9.74	$7.62	$12.76	$12.18	$11.59		
Number of accumulation units outstanding at end of period	0	708	5,590	17,922	28,574	37,675	47,308	44,540		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO (Funds were first received in this option during April 2008)										
Value at beginning of period	$9.86	$11.24	$9.70	$6.48	$9.99					
Value at end of period	$10.41	$9.86	$11.24	$9.70	$6.48					
Number of accumulation units outstanding at end of period	1,147	1,533	3,437	4,612	3,252					
ING BOND PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period	$10.65	$10.27	$9.87	$8.97	$10.13					
Value at end of period	$11.13	$10.65	$10.27	$9.87	$8.97					
Number of accumulation units outstanding at end of period	0	0	31,616	56,479	57,287					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO (Fund first available during May 2006)										
Value at beginning of period	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$11.42			
Value at end of period	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58			
Number of accumulation units outstanding at end of period	0	0	283	2,911	8,882	13,622	13,045			
ING CLARION REAL ESTATE PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88	$13.86	$9.70	
Value at end of period	$21.26	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88	$13.86	
Number of accumulation units outstanding at end of period	85	543	1,208	8,509	20,724	46,503	61,826	41,575	1,760,569	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO (Fund first available during May 2006)										
Value at beginning of period	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	$10.19			
Value at end of period	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02			
Number of accumulation units outstanding at end of period	25	27	139	865	4,994	4,112	5,452			
ING DAVIS NEW YORK VENTURE PORTFOLIO (Fund first available during February 2006)										
Value at beginning of period	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.96			
Value at end of period	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07			
Number of accumulation units outstanding at end of period	0	0	5,455	10,587	19,769	21,550	18,010			
ING DFA WORLD EQUITY PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period	$7.82	$8.78	$7.17	$6.00	$8.86					
Value at end of period	$9.06	$7.82	$8.78	$7.17	$6.00					
Number of accumulation units outstanding at end of period	0	0	0	0	171					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97	$11.08		
Value at end of period	$14.88	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97		
Number of accumulation units outstanding at end of period	75	1,649	3,603	31,150	57,885	62,177	32,111	22,982		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.98			
Value at end of period	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89			
Number of accumulation units outstanding at end of period	8,691	8,734	18,797	26,341	81,432	106,851	42,469			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.56	$9.82	$8.97	$7.23	$11.85	$12.70				
Value at end of period	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85				
Number of accumulation units outstanding at end of period	0	0	5,200	23,366	68,923	70,039				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.12	$8.39	$7.72	$6.04	$9.57	$10.09				
Value at end of period	$9.24	$8.12	$8.39	$7.72	$6.04	$9.57				
Number of accumulation units outstanding at end of period	0	0	2,518	9,173	34,671	33,974				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.82	$10.43								
Value at end of period	$8.37	$8.82								
Number of accumulation units outstanding at end of period	0	663								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33	$10.22		
Value at end of period	$16.43	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33		
Number of accumulation units outstanding at end of period	1,295	3,727	4,139	14,729	38,394	43,464	47,838	14,432		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$7.95	$9.33	$8.54	$6.01	$10.18	$9.68	$8.44	$8.47	$7.65	$6.09
Value at end of period	$8.53	$7.95	$9.33	$8.54	$6.01	$10.18	$9.68	$8.44	$8.47	$7.65
Number of accumulation units outstanding at end of period	0	0	3,273	15,748	27,003	35,639	43,384	51,164	52,656	57,505
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.52	$9.99								
Value at end of period	$10.76	$9.52								
Number of accumulation units outstanding at end of period	681	27,476								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.43	$8.64	$7.74	$6.07	$9.26					
Value at end of period	$9.55	$8.43	$8.64	$7.74	$6.07					
Number of accumulation units outstanding at end of period	47	1,133	14,898	365,489	539,831					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.90	$13.62	$12.92	$10.80						
Value at end of period	$13.73	$10.90	$13.62	$12.92						
Number of accumulation units outstanding at end of period	0	0	207	39						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59	$8.87	$7.18
Value at end of period	$10.30	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59	$8.87
Number of accumulation units outstanding at end of period	653	14,559	26,700	267,105	1,162,616	1,006,831	121,893	127,326	1,954,792	957,662

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65	$12.56	$11.00	$8.49
Value at end of period	$15.80	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65	$12.56	$11.00
Number of accumulation units outstanding at end of period	1,029	4,266	37,177	81,040	129,754	170,272	204,576	215,751	770,708	113,912
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34	$13.61	$11.40	$8.55
Value at end of period	$14.94	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34	$13.61	$11.40
Number of accumulation units outstanding at end of period	249	1,922	21,895	64,677	104,324	153,572	172,412	176,453	711,336	101,972
ING INTERMEDIATE BOND PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06	$10.03		
Value at end of period	$12.58	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06		
Number of accumulation units outstanding at end of period	2,679	1,592	132,398	752,666	780,147	105,617	68,813	38,902		
ING INTERNATIONAL INDEX PORTFOLIO (Funds were first received in this option during June 2009)										
Value at beginning of period	$6.85	$7.98	$7.55	$6.36						
Value at end of period	$7.96	$6.85	$7.98	$7.55						
Number of accumulation units outstanding at end of period	0	0	954	27,336						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23	$12.05	$10.52	$8.27
Value at end of period	$13.22	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23	$12.05	$10.52
Number of accumulation units outstanding at end of period	1,656	945	6,991	22,655	39,124	57,070	95,691	98,322	177,317	54,491
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82	$10.48		
Value at end of period	$12.78	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82		
Number of accumulation units outstanding at end of period	337	334	1,184	12,316	33,284	21,895	15,076	28,433		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07	$10.68		
Value at end of period	$12.20	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07		
Number of accumulation units outstanding at end of period	0	1,194	9,551	25,385	36,970	41,623	38,660	18,860		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68	$10.34		
Value at end of period	$22.02	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68		
Number of accumulation units outstanding at end of period	181	6,952	9,123	18,896	36,266	50,695	30,698	12,577		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66	$13.78	$11.65	$9.13
Value at end of period	$19.33	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66	$13.78	$11.65
Number of accumulation units outstanding at end of period	726	1,859	8,479	22,817	37,233	53,606	120,976	141,544	143,912	82,437
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93	$13.63	$10.30	$7.82
Value at end of period	$17.16	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93	$13.63	$10.30
Number of accumulation units outstanding at end of period	13	1,522	3,714	14,494	53,162	67,737	70,056	83,207	2,099,655	1,006,794
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV) (Funds were first received in this option during July 2012)										
Value at beginning of period	$9.84									
Value at end of period	$10.28									
Number of accumulation units outstanding at end of period	85									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S) (Fund first available during December 2004)										
Value at beginning of period	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45	$10.48	
Value at end of period	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45	
Number of accumulation units outstanding at end of period	0	796	423	4,747	3,277	8,614	10,224	12,100	45,863	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.00	$10.04								
Value at end of period	$11.22	$10.00								
Number of accumulation units outstanding at end of period	0	143								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54	$14.42	$14.57	$14.70
Value at end of period	$14.36	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54	$14.42	$14.57
Number of accumulation units outstanding at end of period	24,211	25,964	77,354	229,816	701,838	517,187	423,630	301,712	5,864,378	5,938,918
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.56	$11.99	$10.20	$8.06	$13.76	$12.29	$11.94	$11.17	$9.69	
Value at end of period	$12.76	$11.56	$11.99	$10.20	$8.06	$13.76	$12.29	$11.94	$11.17	
Number of accumulation units outstanding at end of period	170	830	5,310	8,390	14,633	16,444	12,344	10,443	5,851,107	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$24.63	$24.72	$22.94	$19.83	$26.03	$25.52	$23.24	$23.02	$21.12	$18.44
Value at end of period	$26.86	$24.63	$24.72	$22.94	$19.83	$26.03	$25.52	$23.24	$23.02	$21.12
Number of accumulation units outstanding at end of period	7,711	10,489	27,916	51,059	105,511	159,237	167,405	157,559	6,519,914	5,686,198
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.87	$16.17	$14.50	$11.13	$18.21	$14.58	$11.36	$10.15		
Value at end of period	$18.75	$16.87	$16.17	$14.50	$11.13	$18.21	$14.58	$11.36		
Number of accumulation units outstanding at end of period	0	1,869	6,345	16,107	41,108	45,911	43,360	31,643		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.08	$11.38	$8.93	$6.45	$10.05					
Value at end of period	$12.38	$11.08	$11.38	$8.93	$6.45					
Number of accumulation units outstanding at end of period	0	1,927	2,528	2,471	3,230					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61	$10.19		
Value at end of period	$16.35	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61		
Number of accumulation units outstanding at end of period	0	0	1,479	8,253	26,935	42,628	35,898	19,921		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.52	$14.41	$12.89	$10.67						
Value at end of period	$14.95	$13.52	$14.41	$12.89						
Number of accumulation units outstanding at end of period	0	0	1,053	1,053						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96	$10.06		
Value at end of period	$14.21	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96		
Number of accumulation units outstanding at end of period	0	0	5,683	22,899	44,624	61,537	69,753	74,094		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43	$12.09	$10.71	$8.28
Value at end of period	$15.68	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43	$12.09	$10.71
Number of accumulation units outstanding at end of period	0	932	932	5,829	11,592	16,883	14,129	7,670	19,568	16,760
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78	$10.00	
Value at end of period	$17.02	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78	
Number of accumulation units outstanding at end of period	3,931	3,763	32,939	78,581	139,311	198,252	204,294	182,920	8,122,576	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.43	$17.17	$16.26	$14.48	$14.16	$13.25	$12.95	$12.88	$12.52	$12.18
Value at end of period	$18.60	$17.43	$17.17	$16.26	$14.48	$14.16	$13.25	$12.95	$12.88	$12.52
Number of accumulation units outstanding at end of period	6,325	13,274	62,865	203,467	266,687	240,250	188,700	191,646	6,098,052	5,824,732

SDVA IV 13

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94	$10.77		
Value at end of period	$11.60	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94		
Number of accumulation units outstanding at end of period	0	512	2,364	7,846	19,744	24,688	25,524	24,534		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.76	$11.54	$9.98	$8.13	$12.39	$11.97	$10.86	$10.47		
Value at end of period	$11.72	$10.76	$11.54	$9.98	$8.13	$12.39	$11.97	$10.86		
Number of accumulation units outstanding at end of period	0	171	571	16,771	101,456	101,887	21,668	13,303		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.07	$8.79	$8.31	$8.25						
Value at end of period	$9.60	$9.07	$8.79	$8.31						
Number of accumulation units outstanding at end of period	7,027	7,029	8,138	5,518						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.93	$10.25	$9.36	$9.21						
Value at end of period	$11.01	$9.93	$10.25	$9.36						
Number of accumulation units outstanding at end of period	23,907	32,438	67,771	97,900						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.29	$10.48	$9.62	$9.49						
Value at end of period	$11.26	$10.29	$10.48	$9.62						
Number of accumulation units outstanding at end of period	1,102	8,114	58,654	120,945						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.61	$10.58	$9.85	$9.75						
Value at end of period	$11.47	$10.61	$10.58	$9.85						
Number of accumulation units outstanding at end of period	748	10,266	96,198	150,309						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.22	$13.95	$12.64	$10.83						
Value at end of period	$15.94	$14.22	$13.95	$12.64						
Number of accumulation units outstanding at end of period	126	2,298	30,002	50,632						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.92	$8.90	$8.10	$6.90						
Value at end of period	$10.08	$8.92	$8.90	$8.10						
Number of accumulation units outstanding at end of period	1,475	5,750	11,243	23,682						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.41	$13.59	$12.46	$10.63						
Value at end of period	$15.25	$13.41	$13.59	$12.46						
Number of accumulation units outstanding at end of period	0	1,277	17,824	45,844						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.34	$15.99	$12.95	$11.55						
Value at end of period	$17.38	$15.34	$15.99	$12.95						
Number of accumulation units outstanding at end of period	0	0	293	1,435						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.85	$10.26	$8.37	$6.11	$8.61					
Value at end of period	$11.28	$9.85	$10.26	$8.37	$6.11					
Number of accumulation units outstanding at end of period	0	0	2,074	5,389	303					

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL ™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.01	$10.65	$8.61	$6.94	$10.31					
Value at end of period	$11.37	$10.01	$10.65	$8.61	$6.94					
Number of accumulation units outstanding at end of period	0	0	1,204	3,997	6,375					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94	$11.12		
Value at end of period	$16.80	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94		
Number of accumulation units outstanding at end of period	0	0	0	330	883	975	2,134	1,178		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.33	$10.82	$8.89	$7.12	$9.54					
Value at end of period	$11.57	$10.33	$10.82	$8.89	$7.12					
Number of accumulation units outstanding at end of period	0	0	269	269	1,880					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96	$10.05		
Value at end of period	$14.88	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96		
Number of accumulation units outstanding at end of period	1,859	4,018	6,332	61,718	153,663	193,477	144,645	51,306		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37	$11.15	$10.07	
Value at end of period	$13.09	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37	$11.15	
Number of accumulation units outstanding at end of period	0	3,249	5,310	21,599	50,205	75,180	44,680	36,115	5,039,682	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.88	$9.17	$8.02	$5.73	$10.14	$10.30				
Value at end of period	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14				
Number of accumulation units outstanding at end of period	632	1,159	2,205	3,578	1,263	576				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37	$10.31		
Value at end of period	$13.31	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37		
Number of accumulation units outstanding at end of period	0	2,201	4,915	14,353	26,068	29,695	27,358	27,718		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	$9.61			
Value at end of period	$10.13	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15			
Number of accumulation units outstanding at end of period	625	2,312	7,421	21,983	37,621	16,971	5,116			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46	$10.28		
Value at end of period	$12.35	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46		
Number of accumulation units outstanding at end of period	0	0	0	4,561	13,985	25,283	16,003	6,246		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.47	$10.93	$10.52	$10.16	$9.96					
Value at end of period	$11.65	$11.47	$10.93	$10.52	$10.16					
Number of accumulation units outstanding at end of period	1,140	1,140	4,501	8,500	7,903					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.62	$11.13	$10.04	$7.78	$13.22	$13.35	$11.91	$11.13	$10.01	
Value at end of period	$11.79	$10.62	$11.13	$10.04	$7.78	$13.22	$13.35	$11.91	$11.13	
Number of accumulation units outstanding at end of period	0	0	374	634	634	2,055	1,795	2,950	2,964	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP BULL										
(Fund first available during August 2003)										
Value at beginning of period	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.69	$8.14	$10.00
Value at end of period	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.69	$8.14
Number of accumulation units outstanding at end of period	0	0	0	178	564	565	9,584	22,904	1,940,698	1,278,503
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71	$9.16	$8.17	$10.00
Value at end of period	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71	$9.16	$8.17
Number of accumulation units outstanding at end of period	0	0	626	1,106	6,107	5,976	6,151	7,232	557,626	445,959
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35	$10.00
Value at end of period	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35
Number of accumulation units outstanding at end of period	1,629	1,628	10,865	19,533	25,041	32,867	37,896	35,267	1,007,799	812,145

Statement of Additional Information

ING SMARTDESIGN VARIABLE ANNUITY

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2013

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC on November 9, 2012, which was amended on January 23, 2013, and March 19, 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Separate Account B of ING USA Annuity and Life Insurance Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account B.

Experts
The statements of assets and liabilities of Separate Account B as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2012, 2011 and 2010 commissions paid by ING USA, including amounts paid by its affiliated Companies, RLNY and ILIAC, to Directed Services LLC aggregated $225,489,553, $218,345,765 and $219,973,598, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $141,124,215, $143,404,615 and $146,897,323 for the years ended 2012, 2011 and 2010, respectively.

Published Ratings

From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2012, including portfolio names. Portfolio name changes after December 31, 2012 are not reflected in the following information.

Separate Account Annual Charges of 0.95%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND (Funds were first received in this option during May 2008)										
Value at beginning of period	$9.97	$10.44	$9.61	$8.02	$10.31					
Value at end of period	$10.86	$9.97	$10.44	$9.61	$8.02					
Number of accumulation units outstanding at end of period	214,688	280,582	281,015	289,884	157,683					
COLUMBIA SMALL CAP VALUE FUND VS (Fund first available during May 2005)										
Value at beginning of period	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40	$10.15		
Value at end of period	$14.70	$13.34	$14.35	$11.46	$9.25	$13.00	$13.48	$11.40		
Number of accumulation units outstanding at end of period	13,146	19,244	28,803	29,230	27,505	29,920	34,140	47,910		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.88	$16.49	$14.23	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06	$8.71
Value at end of period	$18.26	$15.88	$16.49	$14.23	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06
Number of accumulation units outstanding at end of period	491,792	619,146	741,477	825,559	867,530	908,267	905,470	713,743	551,666	327,190
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16	$7.89
Value at end of period	$13.37	$11.53	$11.57	$10.16	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16
Number of accumulation units outstanding at end of period	224,392	285,227	293,761	347,831	401,729	429,511	420,104	514,374	519,515	308,618
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period	$9.76	$9.77	$8.81	$7.21	$10.16					
Value at end of period	$11.18	$9.76	$9.77	$8.81	$7.21					
Number of accumulation units outstanding at end of period	46,682	48,126	31,953	44,294	6,595					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during May 2011)										
Value at beginning of period	$9.36	$10.28								
Value at end of period	$10.83	$9.36								
Number of accumulation units outstanding at end of period	59,368	32,538								
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during February 2011)										
Value at beginning of period	$8.85	$10.09								
Value at end of period	$10.14	$8.85								
Number of accumulation units outstanding at end of period	6,931	4,348								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO (Fund first available during September 2003)										
Value at beginning of period	$16.35	$19.28	$18.25	$12.94	$22.71	$19.20	$16.38	$13.67	$11.64	$10.00
Value at end of period	$18.99	$16.35	$19.28	$18.25	$12.94	$22.71	$19.20	$16.38	$13.67	$11.64
Number of accumulation units outstanding at end of period	368,769	450,844	597,878	629,054	627,231	637,013	593,924	533,978	313,605	40,608

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.67	$14.66	$13.13	$10.69						
Value at end of period	$15.30	$13.67	$14.66	$13.13						
Number of accumulation units outstanding at end of period	27,683	30,032	27,911	4,071						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51	$10.01			
Value at end of period	$11.33	$10.08	$10.34	$9.18	$7.79	$10.97	$10.51			
Number of accumulation units outstanding at end of period	37,542	51,346	40,273	37,426	44,100	63,472	96,281			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04	$10.00		
Value at end of period	$15.52	$13.09	$12.93	$10.32	$7.71	$13.24	$12.60	$11.04		
Number of accumulation units outstanding at end of period	139,098	177,965	203,769	230,323	193,360	205,623	141,657	72,996		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.18	$11.74	$11.07	$9.31	$13.18	$12.26	$10.87	$9.94	$9.72	
Value at end of period	$14.32	$12.18	$11.74	$11.07	$9.31	$13.18	$12.26	$10.87	$9.94	
Number of accumulation units outstanding at end of period	69,900	69,218	95,761	85,779	133,789	118,427	136,843	144,971	33,385	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.31	$11.10	$10.62	$9.94						
Value at end of period	$12.97	$12.31	$11.10	$10.62						
Number of accumulation units outstanding at end of period	292,174	373,284	297,809	160,538						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.16	$11.45	$10.19	$7.90	$13.09	$12.38	$11.67	$10.62		
Value at end of period	$12.65	$11.16	$11.45	$10.19	$7.90	$13.09	$12.38	$11.67		
Number of accumulation units outstanding at end of period	90,511	87,008	75,399	107,232	191,117	164,463	171,116	117,504		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.22	$11.54	$9.86	$6.52	$9.99					
Value at end of period	$10.89	$10.22	$11.54	$9.86	$6.52					
Number of accumulation units outstanding at end of period	53,438	46,408	54,469	38,668	18,329					
ING BOND PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.04	$10.55	$10.04	$9.04	$10.14					
Value at end of period	$11.65	$11.04	$10.55	$10.04	$9.04					
Number of accumulation units outstanding at end of period	142,524	180,493	222,517	163,350	44,947					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67	$10.87			
Value at end of period	$12.94	$10.40	$11.08	$9.65	$7.30	$12.55	$13.67			
Number of accumulation units outstanding at end of period	26,546	40,440	51,721	74,367	71,878	44,959	48,430			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13	$13.95	$10.87	
Value at end of period	$23.11	$20.20	$18.62	$14.69	$10.91	$17.92	$22.00	$16.13	$13.95	
Number of accumulation units outstanding at end of period	63,615	79,159	101,978	117,506	113,525	115,394	126,148	119,731	27,720	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08	$10.05			
Value at end of period	$11.22	$9.92	$10.29	$8.30	$6.72	$10.29	$10.08			
Number of accumulation units outstanding at end of period	60,794	74,976	86,773	110,539	149,933	127,183	77,168			

SDVA CFI 2

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18	$10.26			
Value at end of period	$10.55	$9.49	$10.05	$9.05	$6.95	$11.54	$11.18			
Number of accumulation units outstanding at end of period	127,040	125,852	177,200	179,609	158,615	112,120	53,296			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.11	$9.02	$7.29	$6.04	$10.18					
Value at end of period	$9.48	$8.11	$9.02	$7.29	$6.04					
Number of accumulation units outstanding at end of period	4,383	11,164	23,032	544	434					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$7.24	$9.36								
Value at end of period	$8.74	$7.24								
Number of accumulation units outstanding at end of period	6,992	1,069								
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05	$9.96		
Value at end of period	$16.03	$14.12	$16.01	$12.59	$9.13	$15.15	$13.36	$12.05		
Number of accumulation units outstanding at end of period	95,838	125,183	191,885	167,288	171,019	187,448	128,496	26,655		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96	$10.02			
Value at end of period	$12.94	$11.60	$11.42	$10.21	$7.81	$11.14	$10.96			
Number of accumulation units outstanding at end of period	430,035	516,178	484,267	557,839	433,035	335,395	172,105			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.00	$10.18	$9.21	$7.35	$11.92	$12.48				
Value at end of period	$11.25	$10.00	$10.18	$9.21	$7.35	$11.92				
Number of accumulation units outstanding at end of period	142,924	164,540	190,772	202,810	204,722	168,065				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.50	$8.69	$7.92	$6.14	$9.64	$10.14				
Value at end of period	$9.76	$8.50	$8.69	$7.92	$6.14	$9.64				
Number of accumulation units outstanding at end of period	50,559	72,451	80,827	77,286	69,684	62,482				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$10.52	$11.91								
Value at end of period	$12.01	$10.52								
Number of accumulation units outstanding at end of period	519	1,712								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.90	$9.96								
Value at end of period	$8.53	$8.90								
Number of accumulation units outstanding at end of period	32,743	40,755								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42	$9.56		
Value at end of period	$17.70	$18.39	$20.44	$16.96	$12.45	$21.31	$16.14	$13.42		
Number of accumulation units outstanding at end of period	69,643	82,785	110,861	149,093	127,955	96,378	59,314	38,316		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$8.80	$10.23	$9.27	$6.46	$10.83	$10.20	$8.81	$8.76	$7.83	$6.18
Value at end of period	$9.52	$8.80	$10.23	$9.27	$6.46	$10.83	$10.20	$8.81	$8.76	$7.83
Number of accumulation units outstanding at end of period	8,219	14,285	21,564	21,519	19,978	25,001	31,611	32,891	38,704	40,717

CFI 3

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.61	$9.99								
Value at end of period	$10.96	$9.61								
Number of accumulation units outstanding at end of period	767,896	989,685								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.78	$8.91	$7.90	$6.13	$9.66					
Value at end of period	$10.04	$8.78	$8.91	$7.90	$6.13					
Number of accumulation units outstanding at end of period	1,057,959	1,347,168	1,657,053	1,371,537	1,055,301					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.19	$13.85	$13.00	$10.19						
Value at end of period	$14.23	$11.19	$13.85	$13.00						
Number of accumulation units outstanding at end of period	4,702	13,426	21,460	12,052						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08	$7.28
Value at end of period	$11.51	$10.18	$10.31	$9.16	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08
Number of accumulation units outstanding at end of period	1,345,012	1,740,140	2,357,494	2,858,096	1,834,630	1,639,937	397,879	407,086	418,924	334,015
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26	$12.98	$11.27	$8.61
Value at end of period	$17.64	$15.17	$15.54	$12.90	$9.91	$16.06	$15.41	$14.26	$12.98	$11.27
Number of accumulation units outstanding at end of period	206,566	272,217	337,984	370,245	344,429	393,916	470,325	530,496	517,452	312,714
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67	$8.67
Value at end of period	$16.69	$15.02	$15.32	$12.63	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67
Number of accumulation units outstanding at end of period	155,844	201,065	245,499	277,071	259,992	285,715	328,082	388,229	336,053	212,622
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13	$10.04		
Value at end of period	$13.54	$12.54	$11.80	$10.87	$9.87	$10.90	$10.42	$10.13		
Number of accumulation units outstanding at end of period	2,428,997	2,709,064	2,931,067	2,146,877	1,471,381	359,648	249,344	99,176		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.10	$8.19	$7.68	$6.09	$10.26					
Value at end of period	$8.34	$7.10	$8.19	$7.68	$6.09					
Number of accumulation units outstanding at end of period	68,931	78,415	100,627	95,951	809					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67	$12.36	$10.69	$8.32
Value at end of period	$14.65	$12.47	$12.86	$11.27	$8.86	$14.07	$14.54	$12.67	$12.36	$10.69
Number of accumulation units outstanding at end of period	118,241	168,304	182,257	190,918	211,587	224,752	248,492	218,865	160,272	84,810
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89	$10.32		
Value at end of period	$13.76	$12.35	$12.64	$11.39	$9.39	$12.41	$12.13	$10.89		
Number of accumulation units outstanding at end of period	110,116	146,043	218,839	222,057	229,290	118,769	85,406	56,402		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15	$10.10		
Value at end of period	$13.14	$11.58	$11.95	$10.73	$8.74	$13.02	$12.81	$11.15		
Number of accumulation units outstanding at end of period	100,109	112,871	141,502	167,879	180,062	148,515	99,858	45,311		
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$9.49	$11.11	$10.73							
Value at end of period	$10.12	$9.49	$11.11							
Number of accumulation units outstanding at end of period	35	2,206	753							

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77	$10.28		
Value at end of period	$23.71	$20.10	$24.83	$20.84	$12.26	$25.41	$18.52	$13.77		
Number of accumulation units outstanding at end of period	98,370	113,488	108,658	140,300	134,627	135,439	102,809	38,991		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84	$9.19
Value at end of period	$21.42	$18.02	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84
Number of accumulation units outstanding at end of period	60,824	72,812	88,208	73,106	72,668	88,982	99,336	131,775	110,487	50,682
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40	$13.63	$10.46	$7.87
Value at end of period	$19.02	$16.18	$16.56	$13.19	$10.46	$15.07	$15.48	$13.40	$13.63	$10.46
Number of accumulation units outstanding at end of period	84,899	95,306	108,636	104,806	100,668	113,966	122,935	109,313	85,598	30,406
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.70									
Value at end of period	$10.35									
Number of accumulation units outstanding at end of period	1,030,772									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83	$10.52	$9.93	
Value at end of period	$16.96	$14.54	$14.35	$12.68	$8.99	$12.53	$11.33	$10.83	$10.52	
Number of accumulation units outstanding at end of period	59,811	93,344	87,878	83,827	45,525	48,061	54,505	56,706	12,323	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.10	$10.05								
Value at end of period	$11.43	$10.10								
Number of accumulation units outstanding at end of period	31,034	27,518								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12	$16.81	$16.82	$16.86
Value at end of period	$18.08	$18.25	$18.42	$18.60	$18.72	$18.45	$17.75	$17.12	$16.81	$16.82
Number of accumulation units outstanding at end of period	748,749	973,775	1,126,651	1,483,805	1,679,566	818,125	379,225	191,796	298,469	174,559
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.45	$12.78	$10.77	$8.43	$14.26	$12.61	$12.13	$11.25	$9.72	
Value at end of period	$13.88	$12.45	$12.78	$10.77	$8.43	$14.26	$12.61	$12.13	$11.25	
Number of accumulation units outstanding at end of period	97,497	119,730	138,656	155,590	160,660	172,542	131,122	67,535	28,440	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$29.08	$28.90	$26.57	$22.75	$29.58	$28.71	$25.90	$25.41	$23.08	$19.96
Value at end of period	$32.03	$29.08	$28.90	$26.57	$22.75	$29.58	$28.71	$25.90	$25.41	$23.08
Number of accumulation units outstanding at end of period	194,415	233,761	276,559	315,851	338,065	410,842	426,361	436,951	288,602	208,270
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43	$10.05		
Value at end of period	$20.19	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43		
Number of accumulation units outstanding at end of period	158,803	183,193	189,668	193,722	160,649	158,121	112,423	62,951		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.48	$11.68	$9.07	$6.50	$10.06					
Value at end of period	$12.95	$11.48	$11.68	$9.07	$6.50					
Number of accumulation units outstanding at end of period	38,718	50,935	45,572	26,357	13,767					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68	$10.23		
Value at end of period	$17.61	$15.36	$14.22	$12.60	$9.87	$13.95	$12.84	$10.68		
Number of accumulation units outstanding at end of period	99,892	123,663	126,725	122,253	96,721	98,965	93,100	28,115		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.87	$14.66	$12.98	$11.24						
Value at end of period	$15.50	$13.87	$14.66	$12.98						
Number of accumulation units outstanding at end of period	1,641	2,735	556	628						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04	$10.06		
Value at end of period	$15.31	$12.70	$13.96	$12.14	$8.78	$14.86	$14.07	$12.04		
Number of accumulation units outstanding at end of period	69,091	88,892	102,493	111,643	108,588	119,469	130,552	145,375		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89	$8.34
Value at end of period	$17.38	$14.46	$15.93	$13.89	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89
Number of accumulation units outstanding at end of period	114,111	135,351	150,292	170,424	176,836	168,973	139,169	54,637	46,615	29,810
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22	$10.85	$10.00	
Value at end of period	$18.51	$16.39	$15.84	$14.00	$9.46	$12.33	$12.10	$11.22	$10.85	
Number of accumulation units outstanding at end of period	360,108	364,931	376,570	353,313	372,409	449,307	476,338	449,334	447,490	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$20.58	$20.08	$18.83	$16.61	$16.09	$14.91	$14.43	$14.21	$13.68	$13.19
Value at end of period	$22.17	$20.58	$20.08	$18.83	$16.61	$16.09	$14.91	$14.43	$14.21	$13.68
Number of accumulation units outstanding at end of period	1,080,809	1,180,256	1,704,867	1,580,125	1,356,952	862,232	725,870	673,582	530,901	367,672
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01	$10.23		
Value at end of period	$12.49	$11.43	$12.09	$10.54	$8.57	$13.26	$12.74	$11.01		
Number of accumulation units outstanding at end of period	18,718	28,145	33,526	43,069	46,213	70,706	89,344	42,278		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.47	$12.19	$10.44	$8.42	$12.71	$12.16	$10.93	$9.96		
Value at end of period	$12.62	$11.47	$12.19	$10.44	$8.42	$12.71	$12.16	$10.93		
Number of accumulation units outstanding at end of period	113,457	129,346	160,008	186,703	181,447	124,288	52,429	38,742		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.26	$8.89	$8.32	$8.25						
Value at end of period	$9.90	$9.26	$8.89	$8.32						
Number of accumulation units outstanding at end of period	134,924	176,878	168,328	95,905						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.15	$10.37	$9.38	$9.22						
Value at end of period	$11.35	$10.15	$10.37	$9.38						
Number of accumulation units outstanding at end of period	932,583	893,603	1,016,411	1,279,078						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.51	$10.60	$9.64	$9.50						
Value at end of period	$11.61	$10.51	$10.60	$9.64						
Number of accumulation units outstanding at end of period	736,862	771,776	964,989	985,236						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.83	$10.71	$9.87	$9.75						
Value at end of period	$11.83	$10.83	$10.71	$9.87						
Number of accumulation units outstanding at end of period	564,712	636,798	747,161	961,001						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.60	$14.18	$12.73	$10.71						
Value at end of period	$16.52	$14.60	$14.18	$12.73						
Number of accumulation units outstanding at end of period	85,569	104,863	132,523	150,545						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.24	$9.14	$8.24	$6.73	$10.32					
Value at end of period	$10.55	$9.24	$9.14	$8.24	$6.73					
Number of accumulation units outstanding at end of period	100,103	100,183	142,525	142,141	123,949					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.76	$13.82	$12.55	$10.65						
Value at end of period	$15.81	$13.76	$13.82	$12.55						
Number of accumulation units outstanding at end of period	127,965	144,063	177,815	188,487						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.75	$16.25	$13.04	$11.58						
Value at end of period	$18.01	$15.75	$16.25	$13.04						
Number of accumulation units outstanding at end of period	24,027	27,576	30,837	32,327						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.22	$10.53	$8.51	$6.15	$9.39					
Value at end of period	$11.81	$10.22	$10.53	$8.51	$6.15					
Number of accumulation units outstanding at end of period	26,881	26,043	29,846	15,954	786					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.38	$10.93	$8.76	$6.99	$10.26					
Value at end of period	$11.90	$10.38	$10.93	$8.76	$6.99					
Number of accumulation units outstanding at end of period	57,627	58,532	48,465	27,755	23,673					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02	$11.06		
Value at end of period	$18.10	$15.90	$15.96	$12.20	$9.43	$14.55	$13.38	$12.02		
Number of accumulation units outstanding at end of period	3,768	4,258	4,833	5,413	3,750	4,235	4,419	155		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.70	$11.10	$9.04	$7.17	$10.18					
Value at end of period	$12.11	$10.70	$11.10	$9.04	$7.17					
Number of accumulation units outstanding at end of period	37,090	53,688	67,550	67,630	57,125					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04	$10.18		
Value at end of period	$16.03	$14.13	$13.87	$12.28	$9.30	$12.96	$12.53	$11.04		
Number of accumulation units outstanding at end of period	566,937	629,363	810,221	851,174	769,031	639,407	395,726	175,769		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55	$11.22	$9.76	
Value at end of period	$14.23	$12.26	$12.49	$10.97	$8.86	$13.91	$13.63	$11.55	$11.22	
Number of accumulation units outstanding at end of period	178,325	251,736	289,462	303,468	289,598	279,296	260,062	257,330	76,763	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.29	$9.50	$8.23	$5.83	$10.21	$10.02				
Value at end of period	$10.91	$9.29	$9.50	$8.23	$5.83	$10.21				
Number of accumulation units outstanding at end of period	43,286	39,287	47,779	31,553	18,101	35,104				

CFI 7

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45	$10.06		
Value at end of period	$14.33	$12.19	$14.04	$12.45	$9.14	$18.27	$15.30	$12.45		
Number of accumulation units outstanding at end of period	59,574	74,481	88,304	97,947	105,954	97,500	154,055	49,031		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22	$9.31			
Value at end of period	$10.81	$9.20	$10.58	$9.83	$7.53	$12.80	$11.22			
Number of accumulation units outstanding at end of period	317,654	127,250	150,285	146,123	139,728	58,432	31,855			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53	$10.49		
Value at end of period	$13.30	$11.03	$11.81	$11.06	$8.44	$14.13	$13.93	$11.53		
Number of accumulation units outstanding at end of period	92,680	106,558	113,661	119,983	110,702	116,403	73,111	1,522		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.89	$11.22	$10.70	$10.24	$9.94					
Value at end of period	$12.20	$11.89	$11.22	$10.70	$10.24					
Number of accumulation units outstanding at end of period	130,412	122,319	118,891	112,347	33,796					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.44	$11.87	$10.61	$8.14	$13.70	$13.70	$12.10	$11.21	$10.02	
Value at end of period	$12.82	$11.44	$11.87	$10.61	$8.14	$13.70	$13.70	$12.10	$11.21	
Number of accumulation units outstanding at end of period	1,778	3,829	4,304	6,193	8,205	12,654	47,595	9,595	4,949	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.76	$8.15	$7.77	$6.04	$8.94					
Value at end of period	$8.85	$7.76	$8.15	$7.77	$6.04					
Number of accumulation units outstanding at end of period	22,322	11,011	10,610	18,059	2,749					
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	11,413									
PROFUND VP BULL										
(Fund first available during August 2003)										
Value at beginning of period	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17	$9.01	$8.36	$10.00
Value at end of period	$10.03	$8.89	$8.97	$8.05	$6.53	$10.58	$10.32	$9.17	$9.01	$8.36
Number of accumulation units outstanding at end of period	2,861	5,310	3,461	1,298	2,122	4,256	6,030	4,857	5,731	1,317
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16	$9.49	$8.38	$10.00
Value at end of period	$10.33	$8.95	$9.91	$9.75	$7.44	$13.42	$11.82	$10.16	$9.49	$8.38
Number of accumulation units outstanding at end of period	10,410	10,578	8,096	5,465	8,225	8,954	10,395	10,342	11,091	7,306
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55	$8.28	$9.38	$10.00
Value at end of period	$2.95	$3.21	$5.18	$6.22	$4.75	$7.74	$8.24	$7.55	$8.28	$9.38
Number of accumulation units outstanding at end of period	30,798	42,486	52,573	35,221	38,392	40,425	53,562	51,285	35,487	16,785

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.25%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.85	$10.36	$9.55	$8.00	$10.18					
Value at end of period	$10.70	$9.85	$10.36	$9.55	$8.00					
Number of accumulation units outstanding at end of period	91,670	95,710	86,277	66,364	32,380					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$13.08	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38	$10.53		
Value at end of period	$14.36	$13.08	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38		
Number of accumulation units outstanding at end of period	5,270	4,052	8,770	8,369	10,981	7,856	7,758	2,731		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.38	$16.02	$13.87	$10.37	$18.33	$15.82	$14.38	$12.48	$10.98	$8.67
Value at end of period	$17.64	$15.38	$16.02	$13.87	$10.37	$18.33	$15.82	$14.38	$12.48	$10.98
Number of accumulation units outstanding at end of period	180,052	248,985	331,215	372,040	346,513	324,819	309,110	333,108	331,754	180,658
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.54	$11.07	$10.08	$7.85
Value at end of period	$12.91	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.54	$11.07	$10.08
Number of accumulation units outstanding at end of period	113,858	145,014	162,013	158,548	154,129	171,636	164,025	161,495	274,974	156,771
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.66	$9.69	$8.77	$7.20	$9.39					
Value at end of period	$11.02	$9.66	$9.69	$8.77	$7.20					
Number of accumulation units outstanding at end of period	23,590	62,526	81,455	16,280	4,435					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.34	$9.91								
Value at end of period	$10.77	$9.34								
Number of accumulation units outstanding at end of period	3,187	466								
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$8.83	$9.84								
Value at end of period	$10.08	$8.83								
Number of accumulation units outstanding at end of period	482	252								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$15.94	$18.85	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00
Value at end of period	$18.46	$15.94	$18.85	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62
Number of accumulation units outstanding at end of period	233,146	275,611	335,601	350,308	332,316	315,381	286,308	298,841	302,519	126,233
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.55	$14.58	$13.11	$12.57						
Value at end of period	$15.13	$13.55	$14.58	$13.11						
Number of accumulation units outstanding at end of period	8,319	10,620	11,264	2,678						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.91	$10.20	$9.07	$7.73	$10.91	$10.49	$10.01			
Value at end of period	$11.11	$9.91	$10.20	$9.07	$7.73	$10.91	$10.49			
Number of accumulation units outstanding at end of period	7,745	10,503	12,044	15,655	14,734	26,902	35,503			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.83	$12.71	$10.17	$7.62	$13.14	$12.54	$11.02	$10.49		
Value at end of period	$15.16	$12.83	$12.71	$10.17	$7.62	$13.14	$12.54	$11.02		
Number of accumulation units outstanding at end of period	22,847	33,931	46,108	44,119	36,368	54,950	31,133	5,170		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.90	$11.50	$10.88	$9.18	$13.03	$12.16	$10.81	$9.92	$9.71	
Value at end of period	$13.95	$11.90	$11.50	$10.88	$9.18	$13.03	$12.16	$10.81	$9.92	
Number of accumulation units outstanding at end of period	24,793	23,720	40,169	40,888	30,620	34,967	35,056	34,582	24,849	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.21	$11.04	$10.60	$9.92						
Value at end of period	$12.83	$12.21	$11.04	$10.60						
Number of accumulation units outstanding at end of period	111,391	132,024	76,546	49,699						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.94	$11.25	$10.05	$7.81	$12.99	$12.32	$11.64	$10.91		
Value at end of period	$12.36	$10.94	$11.25	$10.05	$7.81	$12.99	$12.32	$11.64		
Number of accumulation units outstanding at end of period	65,235	65,158	68,440	73,679	59,794	63,502	47,086	21,910		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.11	$11.44	$9.81	$6.51	$9.99					
Value at end of period	$10.74	$10.11	$11.44	$9.81	$6.51					
Number of accumulation units outstanding at end of period	5,675	6,047	7,426	10,450	1,519					
ING BOND PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.92	$10.46	$9.99	$9.02	$9.99					
Value at end of period	$11.48	$10.92	$10.46	$9.99	$9.02					
Number of accumulation units outstanding at end of period	40,146	69,240	77,172	76,504	14,956					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	$11.58			
Value at end of period	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64			
Number of accumulation units outstanding at end of period	6,022	8,576	12,374	13,467	8,440	10,347	13,102			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$19.73	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92	$10.66	
Value at end of period	$22.51	$19.73	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92	
Number of accumulation units outstanding at end of period	22,978	24,948	36,227	36,283	36,224	30,730	69,353	60,682	106,213	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	$9.47			
Value at end of period	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06			
Number of accumulation units outstanding at end of period	38,210	48,409	52,772	47,161	43,017	56,002	24,298			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.31	$9.89	$8.94	$6.88	$11.46	$11.15	$10.16			
Value at end of period	$10.33	$9.31	$9.89	$8.94	$6.88	$11.46	$11.15			
Number of accumulation units outstanding at end of period	153,018	140,680	146,900	142,322	132,073	107,998	68,019			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$8.02	$8.94	$7.25	$5.42						
Value at end of period	$9.35	$8.02	$8.94	$7.25						
Number of accumulation units outstanding at end of period	978	1,816	6,267	2,165						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$7.19	$8.81	$7.93							
Value at end of period	$8.65	$7.19	$8.81							
Number of accumulation units outstanding at end of period	2,536	794	882							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.84	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03	$11.10		
Value at end of period	$15.66	$13.84	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03		
Number of accumulation units outstanding at end of period	27,701	31,411	66,029	70,175	89,067	73,707	64,750	6,637		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$9.95			
Value at end of period	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94			
Number of accumulation units outstanding at end of period	211,107	173,782	169,323	171,307	117,603	68,699	23,067			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.86	$10.06	$9.13	$7.31	$11.90	$12.71				
Value at end of period	$11.06	$9.86	$10.06	$9.13	$7.31	$11.90				
Number of accumulation units outstanding at end of period	42,153	51,173	59,024	44,387	44,743	23,533				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.38	$8.60	$7.86	$6.11	$9.62	$10.17				
Value at end of period	$9.59	$8.38	$8.60	$7.86	$6.11	$9.62				
Number of accumulation units outstanding at end of period	61,815	78,885	89,610	102,480	35,605	23,385				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.87	$10.77								
Value at end of period	$8.48	$8.87								
Number of accumulation units outstanding at end of period	4,540	3,242								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$18.02	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40	$11.13		
Value at end of period	$17.29	$18.02	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40		
Number of accumulation units outstanding at end of period	32,611	43,991	54,300	64,615	35,473	25,885	13,542	3,088		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$8.52	$9.94	$9.03	$6.32	$10.62	$10.03	$8.69	$8.67	$7.78	$6.15
Value at end of period	$9.20	$8.52	$9.94	$9.03	$6.32	$10.62	$10.03	$8.69	$8.67	$7.78
Number of accumulation units outstanding at end of period	32,045	35,646	41,619	41,385	38,522	37,516	40,267	42,470	51,794	29,934
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.58	$9.99								
Value at end of period	$10.90	$9.58								
Number of accumulation units outstanding at end of period	410,084	491,945								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.67	$8.82	$7.85	$6.11	$9.46					
Value at end of period	$9.88	$8.67	$8.82	$7.85	$6.11					
Number of accumulation units outstanding at end of period	533,823	669,444	739,240	536,639	331,077					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.10	$13.78	$12.98	$10.19						
Value at end of period	$14.07	$11.10	$13.78	$12.98						
Number of accumulation units outstanding at end of period	5,156	5,631	5,969	1,236						

CFI 11

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.86	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$7.25
Value at end of period	$11.11	$9.86	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01
Number of accumulation units outstanding at end of period	869,419	1,134,044	1,449,599	1,722,766	741,257	625,058	142,533	136,308	183,047	108,298
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.70	$15.10	$12.57	$9.69	$15.75	$15.16	$14.06	$12.85	$11.18	$8.58
Value at end of period	$17.04	$14.70	$15.10	$12.57	$9.69	$15.75	$15.16	$14.06	$12.85	$11.18
Number of accumulation units outstanding at end of period	127,494	151,784	188,551	176,016	144,046	139,039	164,673	173,738	222,237	111,247
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.55	$14.88	$12.31	$10.01	$15.28	$16.55	$14.76	$13.93	$11.58	$8.64
Value at end of period	$16.12	$14.55	$14.88	$12.31	$10.01	$15.28	$16.55	$14.76	$13.93	$11.58
Number of accumulation units outstanding at end of period	84,573	95,368	123,137	115,496	98,976	106,249	115,088	136,963	184,418	108,271
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.28	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11	$10.12		
Value at end of period	$13.23	$12.28	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11		
Number of accumulation units outstanding at end of period	1,046,678	1,275,866	1,252,547	904,122	525,103	158,394	127,687	157,185		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$7.02	$8.12	$7.64	$4.91						
Value at end of period	$8.22	$7.02	$8.12	$7.64						
Number of accumulation units outstanding at end of period	27,893	38,427	47,491	42,816						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.11	$12.52	$11.01	$8.68	$13.83	$14.34	$12.53	$12.26	$10.64	$8.31
Value at end of period	$14.19	$12.11	$12.52	$11.01	$8.68	$13.83	$14.34	$12.53	$12.26	$10.64
Number of accumulation units outstanding at end of period	83,219	96,407	109,682	97,171	89,234	84,982	91,818	96,105	156,846	62,665
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.10	$12.42	$11.22	$9.29	$12.31	$12.07	$10.87	$10.41		
Value at end of period	$13.45	$12.10	$12.42	$11.22	$9.29	$12.31	$12.07	$10.87		
Number of accumulation units outstanding at end of period	58,237	77,140	93,991	89,493	72,567	18,262	14,289	8,367		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.35	$11.75	$10.57	$8.64	$12.91	$12.74	$11.13	$10.52		
Value at end of period	$12.84	$11.35	$11.75	$10.57	$8.64	$12.91	$12.74	$11.13		
Number of accumulation units outstanding at end of period	30,302	50,376	102,198	111,062	89,090	99,108	101,779	24,706		
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$10.10									
Value at end of period	$10.02									
Number of accumulation units outstanding at end of period	622									
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.70	$24.40	$20.54	$12.13	$25.20	$18.43	$13.74	$10.61		
Value at end of period	$23.16	$19.70	$24.40	$20.54	$12.13	$25.20	$18.43	$13.74		
Number of accumulation units outstanding at end of period	28,189	33,768	37,193	39,653	27,167	19,013	9,397	4,875		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.50	$17.40	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02	$11.78	$9.17
Value at end of period	$20.74	$17.50	$17.40	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02	$11.78
Number of accumulation units outstanding at end of period	54,471	71,533	69,151	57,973	41,976	38,944	40,157	46,014	118,478	25,522
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41	$7.85
Value at end of period	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41
Number of accumulation units outstanding at end of period	36,591	42,160	45,784	36,908	36,111	38,065	58,061	42,521	70,555	24,875

SDVA

CFI 12

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.78									
Value at end of period	$10.33									
Number of accumulation units outstanding at end of period	441,811									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	$10.38	
Value at end of period	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	
Number of accumulation units outstanding at end of period	39,357	56,883	58,150	41,256	12,692	15,969	21,334	22,424	3,737	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.07	$10.05								
Value at end of period	$11.37	$10.07								
Number of accumulation units outstanding at end of period	27,503	8,759								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$17.03	$17.24	$17.46	$17.62	$17.42	$16.81	$16.26	$16.02	$16.08	$16.16
Value at end of period	$16.82	$17.03	$17.24	$17.46	$17.62	$17.42	$16.81	$16.26	$16.02	$16.08
Number of accumulation units outstanding at end of period	279,704	464,341	631,704	752,282	642,414	267,136	168,543	88,658	690,371	727,878
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.17	$12.53	$10.59	$8.31	$14.10	$12.51	$12.07	$11.22	$9.72	
Value at end of period	$13.52	$12.17	$12.53	$10.59	$8.31	$14.10	$12.51	$12.07	$11.22	
Number of accumulation units outstanding at end of period	13,031	11,883	14,593	16,198	11,297	7,679	7,007	5,867	409,584	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$27.60	$27.52	$25.36	$21.79	$28.41	$27.67	$25.03	$24.63	$22.45	$19.47
Value at end of period	$30.30	$27.60	$27.52	$25.36	$21.79	$28.41	$27.67	$25.03	$24.63	$22.45
Number of accumulation units outstanding at end of period	114,800	139,143	171,903	180,493	147,059	136,704	138,508	160,972	618,206	634,937
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41	$10.16		
Value at end of period	$19.73	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41		
Number of accumulation units outstanding at end of period	52,506	81,571	56,342	65,727	44,479	47,204	37,092	44,225		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.35	$11.59	$9.03	$6.48	$10.06					
Value at end of period	$12.77	$11.35	$11.59	$9.03	$6.48					
Number of accumulation units outstanding at end of period	21,835	48,396	33,080	14,080	2,864					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.05	$13.97	$12.42	$9.76	$13.84	$12.77	$10.66	$10.06		
Value at end of period	$17.21	$15.05	$13.97	$12.42	$9.76	$13.84	$12.77	$10.66		
Number of accumulation units outstanding at end of period	33,080	42,890	34,504	38,389	26,050	16,908	11,266	7,026		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.76	$14.58	$12.95	$12.30						
Value at end of period	$15.33	$13.76	$14.58	$12.95						
Number of accumulation units outstanding at end of period	2,512	3,473	0	593						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06		
Value at end of period	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02		
Number of accumulation units outstanding at end of period	42,684	44,823	55,294	53,881	47,624	49,922	53,620	61,225		

CFI 13

SDVA

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.04	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30	$10.83	$8.32
Value at end of period	$16.82	$14.04	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30	$10.83
Number of accumulation units outstanding at end of period	24,744	25,566	27,746	24,951	19,445	14,957	17,307	5,335	12,981	15,201
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00	
Value at end of period	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	
Number of accumulation units outstanding at end of period	115,161	145,304	131,692	115,217	105,448	154,042	161,645	145,467	585,689	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.53	$19.12	$17.98	$15.91	$15.46	$14.36	$13.94	$13.78	$13.31	$12.86
Value at end of period	$20.98	$19.53	$19.12	$17.98	$15.91	$15.46	$14.36	$13.94	$13.78	$13.31
Number of accumulation units outstanding at end of period	374,750	445,273	526,292	444,580	340,332	283,613	235,873	228,032	488,955	336,101
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.20	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.67		
Value at end of period	$12.20	$11.20	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99		
Number of accumulation units outstanding at end of period	22,045	33,997	40,028	37,522	42,648	52,725	27,779	29,084		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.24	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91	$10.83		
Value at end of period	$12.33	$11.24	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91		
Number of accumulation units outstanding at end of period	26,640	28,434	46,553	53,432	31,674	30,890	18,848	65,389		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.20	$8.86	$8.32	$8.25						
Value at end of period	$9.81	$9.20	$8.86	$8.32						
Number of accumulation units outstanding at end of period	90,274	26,812	35,681	62,442						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.08	$10.33	$9.38	$9.22						
Value at end of period	$11.24	$10.08	$10.33	$9.38						
Number of accumulation units outstanding at end of period	320,158	372,229	507,677	532,729						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.44	$10.56	$9.63	$9.50						
Value at end of period	$11.50	$10.44	$10.56	$9.63						
Number of accumulation units outstanding at end of period	446,877	459,949	509,616	584,386						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.76	$10.67	$9.86	$9.75						
Value at end of period	$11.71	$10.76	$10.67	$9.86						
Number of accumulation units outstanding at end of period	373,420	484,999	575,632	596,471						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.48	$14.11	$12.70	$10.85						
Value at end of period	$16.34	$14.48	$14.11	$12.70						
Number of accumulation units outstanding at end of period	56,627	67,006	82,510	88,760						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.14	$9.06	$8.19	$6.72	$10.19					
Value at end of period	$10.40	$9.14	$9.06	$8.19	$6.72					
Number of accumulation units outstanding at end of period	72,098	72,212	77,504	68,098	1,879					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.65	$13.74	$12.52	$10.30						
Value at end of period	$15.63	$13.65	$13.74	$12.52						
Number of accumulation units outstanding at end of period	98,277	142,297	166,304	155,223						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.62	$16.17	$13.01	$11.51						
Value at end of period	$17.81	$15.62	$16.17	$13.01						
Number of accumulation units outstanding at end of period	12,996	13,416	19,645	15,529						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.10	$10.44	$8.47	$6.14	$9.70					
Value at end of period	$11.64	$10.10	$10.44	$8.47	$6.14					
Number of accumulation units outstanding at end of period	23,877	21,412	19,375	16,695	112					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.26	$10.84	$8.71	$6.98	$10.05					
Value at end of period	$11.73	$10.26	$10.84	$8.71	$6.98					
Number of accumulation units outstanding at end of period	19,954	22,735	26,550	17,771	11,987					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.58	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99	$11.44		
Value at end of period	$17.68	$15.58	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99		
Number of accumulation units outstanding at end of period	785	2,764	3,812	2,640	429	261	87	1,414		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.58	$11.01	$8.99	$7.16	$10.37					
Value at end of period	$11.94	$10.58	$11.01	$8.99	$7.16					
Number of accumulation units outstanding at end of period	36,813	62,885	79,324	69,190	44,144					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.85	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01	$10.34		
Value at end of period	$15.65	$13.85	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01		
Number of accumulation units outstanding at end of period	207,356	257,989	309,457	322,872	274,174	205,625	183,902	58,642		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.98	$12.24	$10.78	$8.73	$13.75	$13.52	$11.49	$11.20	$9.72	
Value at end of period	$13.86	$11.98	$12.24	$10.78	$8.73	$13.75	$13.52	$11.49	$11.20	
Number of accumulation units outstanding at end of period	122,633	118,220	101,427	95,006	60,535	44,755	41,092	81,038	201,213	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.16	$9.40	$8.16	$5.80	$10.18	$10.13				
Value at end of period	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18				
Number of accumulation units outstanding at end of period	24,030	33,856	14,128	13,894	6,831	9,337				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.94	$13.80	$12.28	$9.04	$18.12	$15.22	$12.43	$10.20		
Value at end of period	$14.00	$11.94	$13.80	$12.28	$9.04	$18.12	$15.22	$12.43		
Number of accumulation units outstanding at end of period	8,867	9,655	14,360	17,094	19,401	20,905	18,447	20,045		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$9.84			
Value at end of period	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20			
Number of accumulation units outstanding at end of period	111,692	50,839	48,488	37,324	29,475	11,839	629			

CFI 15

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.81	$11.60	$10.91	$8.35	$14.01	$13.86	$11.51	$11.10		
Value at end of period	$12.99	$10.81	$11.60	$10.91	$8.35	$14.01	$13.86	$11.51		
Number of accumulation units outstanding at end of period	10,886	15,655	16,452	16,285	12,842	15,493	5,595	37		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.76	$11.13	$10.64	$10.21	$9.99					
Value at end of period	$12.03	$11.76	$11.13	$10.64	$10.21					
Number of accumulation units outstanding at end of period	89,857	97,606	67,800	45,144	10,309					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.18	$11.63	$10.42	$8.02	$13.54	$13.59	$12.04	$11.18	$10.16	
Value at end of period	$12.49	$11.18	$11.63	$10.42	$8.02	$13.54	$13.59	$12.04	$11.18	
Number of accumulation units outstanding at end of period	614	645	615	616	623	1,116	1,050	2,359	14,300	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$7.67	$8.08	$7.73	$6.18						
Value at end of period	$8.72	$7.67	$8.08	$7.73						
Number of accumulation units outstanding at end of period	2,568	2,811	12,669	10,783						
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	8,815									
PROFUND VP BULL										
(Fund first available during March 2004)										
Value at beginning of period	$8.61	$8.72	$7.84	$6.38	$10.37	$10.14	$9.04	$8.91	$8.27	
Value at end of period	$9.68	$8.61	$8.72	$7.84	$6.38	$10.37	$10.14	$9.04	$8.91	
Number of accumulation units outstanding at end of period	0	536	1,579	1,580	921	1,043	1,154	1,273	44,221	
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.01	$9.38	$8.31	$6.07
Value at end of period	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.01	$9.38	$8.31
Number of accumulation units outstanding at end of period	834	838	265	266	161	161	244	245	4,239	8,463
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$3.12	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	$10.00
Value at end of period	$2.87	$3.12	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37
Number of accumulation units outstanding at end of period	9,970	9,605	18,494	8,768	7,020	6,770	6,684	14,804	37,895	6,934

Separate Account Annual Charges of 1.40%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$9.80	$10.31	$9.53	$7.99	$9.35					
Value at end of period	$10.62	$9.80	$10.31	$9.53	$7.99					
Number of accumulation units outstanding at end of period	48,190	34,957	42,151	11,162	219					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.94	$13.98	$11.21	$9.10	$12.85	$13.37	$11.36	$10.59		
Value at end of period	$14.20	$12.94	$13.98	$11.21	$9.10	$12.85	$13.37	$11.36		
Number of accumulation units outstanding at end of period	1,192	2,631	3,478	3,249	1,153	562	674	1,965		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.14	$15.79	$13.70	$10.25	$18.15	$15.69	$14.28	$12.42	$10.93	$8.65
Value at end of period	$17.33	$15.14	$15.79	$13.70	$10.25	$18.15	$15.69	$14.28	$12.42	$10.93
Number of accumulation units outstanding at end of period	83,862	98,826	104,271	88,501	83,419	81,584	77,598	64,722	52,998	24,049
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.99	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83
Value at end of period	$12.69	$10.99	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04
Number of accumulation units outstanding at end of period	26,938	39,283	39,811	30,160	27,415	36,598	35,232	35,874	3,098,913	2,275,054
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$9.60	$9.65	$8.75	$6.71						
Value at end of period	$10.94	$9.60	$9.65	$8.75						
Number of accumulation units outstanding at end of period	134,140	35,873	42,706	28,821						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$9.32	$10.27								
Value at end of period	$10.74	$9.32								
Number of accumulation units outstanding at end of period	1,500	1,816								
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$9.70									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	217									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$15.74	$18.64	$17.73	$12.63	$22.26	$18.91	$16.20	$13.59	$11.62	$10.00
Value at end of period	$18.20	$15.74	$18.64	$17.73	$12.63	$22.26	$18.91	$16.20	$13.59	$11.62
Number of accumulation units outstanding at end of period	93,883	99,593	114,325	76,634	61,743	56,718	49,787	29,719	3,147,004	589,077
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.50	$14.54	$13.09	$12.49						
Value at end of period	$15.05	$13.50	$14.54	$13.09						
Number of accumulation units outstanding at end of period	7,357	4,067	2,833	741						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.82	$10.12	$9.02	$7.69	$10.88	$10.48	$10.01			
Value at end of period	$10.99	$9.82	$10.12	$9.02	$7.69	$10.88	$10.48			
Number of accumulation units outstanding at end of period	12,333	13,164	1,417	3,326	3,820	4,732	4,849			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.00	$10.50		
Value at end of period	$14.98	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.00		
Number of accumulation units outstanding at end of period	75,870	44,463	54,694	45,984	7,813	8,929	7,552	3,177		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during October 2004)										
Value at beginning of period	$11.76	$11.38	$10.79	$9.11	$12.96	$12.11	$10.78	$9.91	$8.79	
Value at end of period	$13.77	$11.76	$11.38	$10.79	$9.11	$12.96	$12.11	$10.78	$9.91	
Number of accumulation units outstanding at end of period	14,509	18,975	22,596	49,439	15,758	11,831	13,501	9,564	332,663	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.16	$11.01	$10.59	$9.99						
Value at end of period	$12.75	$12.16	$11.01	$10.59						
Number of accumulation units outstanding at end of period	28,610	26,892	17,359	16,845						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.82	$11.15	$9.97	$7.77	$12.93	$12.29	$11.63	$10.90		
Value at end of period	$12.22	$10.82	$11.15	$9.97	$7.77	$12.93	$12.29	$11.63		
Number of accumulation units outstanding at end of period	23,598	32,786	31,469	23,686	17,818	16,009	16,706	15,659		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.05	$11.40	$9.78	$6.50	$8.50					
Value at end of period	$10.66	$10.05	$11.40	$9.78	$6.50					
Number of accumulation units outstanding at end of period	8,029	7,369	7,188	3,608	1,368					
ING BOND PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.86	$10.41	$9.96	$9.01	$9.83					
Value at end of period	$11.40	$10.86	$10.41	$9.96	$9.01					
Number of accumulation units outstanding at end of period	67,639	73,228	46,668	24,774	18,338					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62	$10.85			
Value at end of period	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62			
Number of accumulation units outstanding at end of period	7,087	7,358	8,289	7,874	5,831	4,020	1,033			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$19.50	$18.06	$14.31	$10.68	$17.62	$21.73	$16.01	$13.90	$11.06	
Value at end of period	$22.22	$19.50	$18.06	$14.31	$10.68	$17.62	$21.73	$16.01	$13.90	
Number of accumulation units outstanding at end of period	11,462	13,275	14,954	10,939	7,429	6,673	7,920	5,686	1,657,594	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05	$9.07			
Value at end of period	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05			
Number of accumulation units outstanding at end of period	4,312	4,484	6,446	9,117	7,887	5,719	4,461			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	$10.44			
Value at end of period	$10.21	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13			
Number of accumulation units outstanding at end of period	31,716	34,482	40,857	41,389	33,135	36,188	16,886			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.97	$8.90	$7.23	$6.02	$9.31					
Value at end of period	$9.28	$7.97	$8.90	$7.23	$6.02					
Number of accumulation units outstanding at end of period	1,109	1,171	8,885	796	628					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.70	$15.60	$12.32	$8.98	$14.97	$13.26	$12.02	$10.47		
Value at end of period	$15.48	$13.70	$15.60	$12.32	$8.98	$14.97	$13.26	$12.02		
Number of accumulation units outstanding at end of period	28,393	28,688	38,491	24,094	8,029	8,300	7,206	4,725		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.30	$11.18	$10.04	$7.71	$11.06	$10.93	$9.95			
Value at end of period	$12.55	$11.30	$11.18	$10.04	$7.71	$11.06	$10.93			
Number of accumulation units outstanding at end of period	61,515	77,095	89,930	97,744	58,223	48,877	13,034			

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.79	$10.01	$9.10	$7.29	$11.89	$12.57				
Value at end of period	$10.96	$9.79	$10.01	$9.10	$7.29	$11.89				
Number of accumulation units outstanding at end of period	56,776	62,953	86,804	67,184	24,591	24,071				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.32	$8.55	$7.83	$6.09	$9.61	$9.73				
Value at end of period	$9.51	$8.32	$8.55	$7.83	$6.09	$9.61				
Number of accumulation units outstanding at end of period	24,423	26,331	17,242	19,434	9,062	1,720				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.86	$10.55								
Value at end of period	$8.46	$8.86								
Number of accumulation units outstanding at end of period	3,680	2,359								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.84	$19.91	$16.60	$12.24	$21.05	$16.02	$13.38	$13.19		
Value at end of period	$17.09	$17.84	$19.91	$16.60	$12.24	$21.05	$16.02	$13.38		
Number of accumulation units outstanding at end of period	24,153	24,921	40,326	41,375	33,553	19,986	19,309	12,920		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$8.39	$9.79	$8.92	$6.25	$10.52	$9.95	$8.63	$8.62	$7.75	$6.13
Value at end of period	$9.04	$8.39	$9.79	$8.92	$6.25	$10.52	$9.95	$8.63	$8.62	$7.75
Number of accumulation units outstanding at end of period	14,897	18,530	24,733	17,215	10,423	12,598	17,254	17,291	16,935	16,465
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.57	$9.99								
Value at end of period	$10.87	$9.57								
Number of accumulation units outstanding at end of period	202,776	219,867								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.61	$8.78	$7.82	$6.10	$9.29					
Value at end of period	$9.81	$8.61	$8.78	$7.82	$6.10					
Number of accumulation units outstanding at end of period	378,967	440,791	476,574	234,734	155,059					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.05	$13.74	$12.96	$12.52						
Value at end of period	$13.99	$11.05	$13.74	$12.96						
Number of accumulation units outstanding at end of period	846	886	2,191	766						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98	$7.24
Value at end of period	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98
Number of accumulation units outstanding at end of period	534,478	688,581	872,605	896,827	276,746	196,754	62,774	65,452	1,431,006	494,773
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.47	$14.88	$12.41	$9.58	$15.60	$15.03	$13.97	$12.78	$11.14	$8.56
Value at end of period	$16.74	$14.47	$14.88	$12.41	$9.58	$15.60	$15.03	$13.97	$12.78	$11.14
Number of accumulation units outstanding at end of period	54,206	78,851	80,416	65,857	48,887	57,984	63,191	68,278	437,111	33,407
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.32	$14.67	$12.15	$9.89	$15.13	$16.41	$14.66	$13.85	$11.54	$8.62
Value at end of period	$15.84	$14.32	$14.67	$12.15	$9.89	$15.13	$16.41	$14.66	$13.85	$11.54
Number of accumulation units outstanding at end of period	43,094	62,147	67,943	50,749	44,400	44,495	45,794	49,912	424,131	23,184
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.16	$11.49	$10.64	$9.70	$10.77	$10.33	$10.10	$9.99		
Value at end of period	$13.08	$12.16	$11.49	$10.64	$9.70	$10.77	$10.33	$10.10		
Number of accumulation units outstanding at end of period	622,359	703,288	698,060	453,015	173,035	27,908	10,449	1,841		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.98	$8.09	$7.62	$7.04						
Value at end of period	$8.16	$6.98	$8.09	$7.62						
Number of accumulation units outstanding at end of period	33,960	37,008	43,198	21,736						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46	$12.21	$10.61	$8.30
Value at end of period	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46	$12.21	$10.61
Number of accumulation units outstanding at end of period	32,965	34,193	31,542	24,046	22,912	27,653	27,291	24,879	1,370,657	535,743
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.98	$12.31	$11.14	$9.24	$12.26	$12.04	$10.86	$10.55		
Value at end of period	$13.29	$11.98	$12.31	$11.14	$9.24	$12.26	$12.04	$10.86		
Number of accumulation units outstanding at end of period	20,066	20,815	35,266	30,726	23,211	4,143	2,673	996		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.23	$11.65	$10.50	$8.59	$12.86	$12.71	$11.11	$10.38		
Value at end of period	$12.69	$11.23	$11.65	$10.50	$8.59	$12.86	$12.71	$11.11		
Number of accumulation units outstanding at end of period	29,747	32,383	50,162	55,575	9,960	7,943	3,670	2,254		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.50	$24.19	$20.40	$12.06	$25.10	$18.38	$13.73	$10.03		
Value at end of period	$22.89	$19.50	$24.19	$20.40	$12.06	$25.10	$18.38	$13.73		
Number of accumulation units outstanding at end of period	29,353	32,679	36,316	39,701	31,307	33,485	30,591	5,526		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.24	$17.18	$14.17	$11.43	$17.32	$17.17	$14.94	$13.97	$11.75	$9.16
Value at end of period	$20.40	$17.24	$17.18	$14.17	$11.43	$17.32	$17.17	$14.94	$13.97	$11.75
Number of accumulation units outstanding at end of period	20,297	23,968	22,376	11,303	8,503	11,300	11,613	17,028	23,126	4,935
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.48	$15.92	$12.74	$10.14	$14.69	$15.15	$13.18	$13.63	$10.38	$7.85
Value at end of period	$18.12	$15.48	$15.92	$12.74	$10.14	$14.69	$15.15	$13.18	$13.63	$10.38
Number of accumulation units outstanding at end of period	31,223	37,858	56,181	43,266	11,046	11,325	14,363	8,669	1,519,167	824,986
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.52									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	348,398									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.04	$13.92	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49		
Value at end of period	$16.30	$14.04	$13.92	$12.36	$8.80	$12.32	$11.19	$10.75		
Number of accumulation units outstanding at end of period	21,305	27,517	14,706	7,962	6,975	6,988	8,028	5,873		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05	$10.05								
Value at end of period	$11.33	$10.05								
Number of accumulation units outstanding at end of period	10,090	7,507								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.44	$16.67	$16.91	$17.09	$16.92	$16.35	$15.85	$15.64	$15.71	$15.82
Value at end of period	$16.21	$16.44	$16.67	$16.91	$17.09	$16.92	$16.35	$15.85	$15.64	$15.71
Number of accumulation units outstanding at end of period	289,177	301,901	396,041	404,584	262,305	62,353	50,440	18,761	5,672,311	7,879,356
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$12.02	$12.40	$10.49	$8.25	$14.02	$12.46	$12.04	$11.21	$9.87	
Value at end of period	$13.34	$12.02	$12.40	$10.49	$8.25	$14.02	$12.46	$12.04	$11.21	
Number of accumulation units outstanding at end of period	8,759	8,091	7,977	11,741	9,832	8,699	7,352	5,381	10,491,049	

SDVA

CFI 20

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.89	$26.84	$24.78	$21.32	$27.85	$27.16	$24.60	$24.25	$22.13	$19.23
Value at end of period	$29.47	$26.89	$26.84	$24.78	$21.32	$27.85	$27.16	$24.60	$24.25	$22.13
Number of accumulation units outstanding at end of period	59,509	66,583	68,241	65,860	40,364	45,530	46,998	50,575	8,667,716	9,215,693
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.46	$16.64	$14.85	$11.34	$18.46	$14.70	$11.40	$10.16		
Value at end of period	$19.50	$17.46	$16.64	$14.85	$11.34	$18.46	$14.70	$11.40		
Number of accumulation units outstanding at end of period	24,395	31,048	28,124	33,320	13,452	7,341	5,360	6,494		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.29	$11.54	$9.00	$6.48	$10.06					
Value at end of period	$12.68	$11.29	$11.54	$9.00	$6.48					
Number of accumulation units outstanding at end of period	12,127	16,893	15,653	3,219	3,183					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.90	$13.85	$12.34	$9.71	$13.78	$12.74	$10.65	$10.23		
Value at end of period	$17.00	$14.90	$13.85	$12.34	$9.71	$13.78	$12.74	$10.65		
Number of accumulation units outstanding at end of period	8,886	10,377	14,365	16,031	4,898	4,892	2,674	536		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$13.70	$14.54	$13.11							
Value at end of period	$15.24	$13.70	$14.54							
Number of accumulation units outstanding at end of period	1,043	1,043	112							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.32	$13.60	$11.88	$8.64	$14.67	$13.97	$12.00	$10.06		
Value at end of period	$14.78	$12.32	$13.60	$11.88	$8.64	$14.67	$13.97	$12.00		
Number of accumulation units outstanding at end of period	13,582	25,573	29,604	20,243	6,982	8,636	9,297	10,741		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$13.84	$15.32	$13.41	$9.76	$16.64	$15.87	$13.68	$12.25	$10.80	$8.31
Value at end of period	$16.55	$13.84	$15.32	$13.41	$9.76	$16.64	$15.87	$13.68	$12.25	$10.80
Number of accumulation units outstanding at end of period	15,025	13,450	16,277	15,715	11,107	10,016	5,890	2,845	3,413	2,345
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.82	$15.37	$13.64	$9.26	$12.13	$11.96	$11.13	$10.82	$10.00	
Value at end of period	$17.79	$15.82	$15.37	$13.64	$9.26	$12.13	$11.96	$11.13	$10.82	
Number of accumulation units outstanding at end of period	120,507	123,771	123,808	77,167	62,594	71,693	88,969	86,010	9,413,696	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.03	$18.65	$17.56	$15.57	$15.15	$14.10	$13.71	$13.57	$13.12	$12.70
Value at end of period	$20.41	$19.03	$18.65	$17.56	$15.57	$15.15	$14.10	$13.71	$13.57	$13.12
Number of accumulation units outstanding at end of period	198,670	204,692	205,246	143,873	99,573	66,987	75,799	71,347	5,917,199	5,369,915
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.09	$11.79	$10.32	$8.43	$13.09	$12.64	$10.98	$10.82		
Value at end of period	$12.06	$11.09	$11.79	$10.32	$8.43	$13.09	$12.64	$10.98		
Number of accumulation units outstanding at end of period	12,301	12,229	15,771	14,657	9,198	10,087	11,538	11,607		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.13	$11.88	$10.22	$8.28	$12.56	$12.07	$10.90	$10.92		
Value at end of period	$12.18	$11.13	$11.88	$10.22	$8.28	$12.56	$12.07	$10.90		
Number of accumulation units outstanding at end of period	18,498	54,155	85,241	78,711	5,299	4,262	3,211	1,030		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.17	$8.84	$8.32	$8.25						
Value at end of period	$9.76	$9.17	$8.84	$8.32						
Number of accumulation units outstanding at end of period	84,055	77,001	29,282	25,678						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.05	$10.31	$9.37	$9.22						
Value at end of period	$11.19	$10.05	$10.31	$9.37						
Number of accumulation units outstanding at end of period	167,595	251,816	273,237	276,321						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.40	$10.54	$9.63	$9.49						
Value at end of period	$11.45	$10.40	$10.54	$9.63						
Number of accumulation units outstanding at end of period	230,052	262,869	293,985	266,146						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.72	$10.65	$9.86	$9.75						
Value at end of period	$11.65	$10.72	$10.65	$9.86						
Number of accumulation units outstanding at end of period	137,777	218,236	191,763	132,100						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.42	$14.07	$12.69	$10.84						
Value at end of period	$16.24	$14.42	$14.07	$12.69						
Number of accumulation units outstanding at end of period	41,451	52,952	39,022	23,575						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.09	$9.02	$8.17	$6.96						
Value at end of period	$10.33	$9.09	$9.02	$8.17						
Number of accumulation units outstanding at end of period	44,454	38,287	46,480	43,873						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.59	$13.71	$12.51	$10.64						
Value at end of period	$15.54	$13.59	$13.71	$12.51						
Number of accumulation units outstanding at end of period	55,281	61,563	62,967	49,776						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.55	$16.13	$13.00	$11.57						
Value at end of period	$17.71	$15.55	$16.13	$13.00						
Number of accumulation units outstanding at end of period	3,228	4,160	2,784	4,073						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$10.04	$10.40	$8.45	$5.73						
Value at end of period	$11.55	$10.04	$10.40	$8.45						
Number of accumulation units outstanding at end of period	8,294	9,372	6,122	4,122						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.20	$10.80	$8.69	$6.97	$10.32					
Value at end of period	$11.65	$10.20	$10.80	$8.69	$6.97					
Number of accumulation units outstanding at end of period	7,160	11,878	8,936	6,351	2,003					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.42	$15.55	$11.94	$9.27	$14.37	$13.27	$11.98	$12.08		
Value at end of period	$17.47	$15.42	$15.55	$11.94	$9.27	$14.37	$13.27	$11.98		
Number of accumulation units outstanding at end of period	172	172	600	595	685	597	598	149		

SDVA CFI 22

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.52	$10.96	$8.97	$7.15	$10.45					
Value at end of period	$11.85	$10.52	$10.96	$8.97	$7.15					
Number of accumulation units outstanding at end of period	11,186	11,271	13,854	3,903	1,200					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.71	$13.51	$12.02	$9.15	$12.80	$12.43	$11.00	$10.34		
Value at end of period	$15.47	$13.71	$13.51	$12.02	$9.15	$12.80	$12.43	$11.00		
Number of accumulation units outstanding at end of period	118,252	103,813	125,808	120,656	69,538	63,214	22,003	10,149		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during August 2004)										
Value at beginning of period	$11.84	$12.11	$10.69	$8.67	$13.68	$13.46	$11.46	$11.19	$9.99	
Value at end of period	$13.68	$11.84	$12.11	$10.69	$8.67	$13.68	$13.46	$11.46	$11.19	
Number of accumulation units outstanding at end of period	60,383	65,748	64,078	58,829	34,423	32,570	29,220	27,194	4,187,985	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.09	$9.35	$8.13	$5.78	$10.17	$9.91				
Value at end of period	$10.63	$9.09	$9.35	$8.13	$5.78	$10.17				
Number of accumulation units outstanding at end of period	12,626	8,722	7,216	9,175	0	245				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42	$10.80		
Value at end of period	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42		
Number of accumulation units outstanding at end of period	9,916	8,682	18,057	11,194	4,958	4,708	2,035	2,372		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$8.96	$10.35	$9.67	$7.44	$12.71	$11.18	$9.54			
Value at end of period	$10.48	$8.96	$10.35	$9.67	$7.44	$12.71	$11.18			
Number of accumulation units outstanding at end of period	119,561	32,587	40,196	24,871	18,724	9,088	2,826			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.70	$11.50	$10.83	$8.30	$13.96	$13.82	$12.75			
Value at end of period	$12.84	$10.70	$11.50	$10.83	$8.30	$13.96	$13.82			
Number of accumulation units outstanding at end of period	9,336	11,092	21,833	22,195	15,415	17,354	5,067			
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.69	$11.08	$10.61	$10.20	$9.98					
Value at end of period	$11.94	$11.69	$11.08	$10.61	$10.20					
Number of accumulation units outstanding at end of period	12,716	22,486	13,417	17,537	6,184					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.05	$11.52	$10.33	$7.97	$13.47	$13.53	$12.01	$11.17	$10.99	
Value at end of period	$12.32	$11.05	$11.52	$10.33	$7.97	$13.47	$13.53	$12.01	$11.17	
Number of accumulation units outstanding at end of period	1,946	1,955	1,609	2,194	7,341	6,204	19,341	503	227	
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$7.63	$8.05	$7.71	$4.68						
Value at end of period	$8.66	$7.63	$8.05	$7.71						
Number of accumulation units outstanding at end of period	2,510	2,511	5,911	4,908						
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.93									
Number of accumulation units outstanding at end of period	3,652									

SDVA CFI 23

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP BULL										
(Fund first available during March 2004)										
Value at beginning of period	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.97	$8.86	$8.55	
Value at end of period	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.97	$8.86	
Number of accumulation units outstanding at end of period	252	263	274	116	117	2,890	3,081	3,290	1,756,560	
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.52	$9.48	$9.37	$7.19	$13.01	$11.52	$9.94	$9.33	$8.28	$10.00
Value at end of period	$9.80	$8.52	$9.48	$9.37	$7.19	$13.01	$11.52	$9.94	$9.33	$8.28
Number of accumulation units outstanding at end of period	959	1,257	664	742	307	3,077	4,022	4,230	526,719	648,934
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	$10.00
Value at end of period	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37
Number of accumulation units outstanding at end of period	12,960	15,605	8,257	6,577	6,805	1,130	1,878	2,066	834,452	98,866

Separate Account Annual Charges of 1.45%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.78	$10.30	$9.52	$7.99	$10.15					
Value at end of period	$10.60	$9.78	$10.30	$9.52	$7.99					
Number of accumulation units outstanding at end of period	18,817	29,248	37,019	68,053	144,331					
COLUMBIA SMALL CAP VALUE FUND VS										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.90	$13.94	$11.19	$9.08	$12.83	$13.36	$11.36	$10.17		
Value at end of period	$14.14	$12.90	$13.94	$11.19	$9.08	$12.83	$13.36	$11.36		
Number of accumulation units outstanding at end of period	0	0	78	11,584	21,384	35,522	53,854	101,863		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.06	$15.71	$13.64	$10.21	$18.09	$15.65	$14.25	$12.39	$10.92	$8.64
Value at end of period	$17.23	$15.06	$15.71	$13.64	$10.21	$18.09	$15.65	$14.25	$12.39	$10.92
Number of accumulation units outstanding at end of period	105,873	164,978	252,580	464,909	940,563	1,262,198	1,184,613	947,105	714,836	364,622
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.94	$11.02	$9.73	$7.60	$13.49	$13.52	$11.44	$11.00	$10.03	$7.83
Value at end of period	$12.61	$10.94	$11.02	$9.73	$7.60	$13.49	$13.52	$11.44	$11.00	$10.03
Number of accumulation units outstanding at end of period	42,399	65,038	128,808	232,220	408,019	628,695	626,432	505,609	3,518,649	2,445,416
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.58	$9.64	$8.74	$7.19	$10.07					
Value at end of period	$10.91	$9.58	$9.64	$8.74	$7.19					
Number of accumulation units outstanding at end of period	13,855	868	5,437	14,508	24,539					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.32	$10.02								
Value at end of period	$10.73	$9.32								
Number of accumulation units outstanding at end of period	1,106	932								

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$9.62									
Value at end of period	$10.04									
Number of accumulation units outstanding at end of period	1,561									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$15.67	$18.57	$17.67	$12.60	$22.21	$18.88	$16.19	$13.58	$11.62	$10.00
Value at end of period	$18.11	$15.67	$18.57	$17.67	$12.60	$22.21	$18.88	$16.19	$13.58	$11.62
Number of accumulation units outstanding at end of period	86,630	132,139	232,494	394,385	614,422	874,834	707,034	558,732	3,292,334	641,852
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.48	$14.53	$13.09	$10.83						
Value at end of period	$15.02	$13.48	$14.53	$13.09						
Number of accumulation units outstanding at end of period	960	2,032	3,412	5,397						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.80	$10.10	$9.01	$7.68	$10.87	$10.48	$10.01			
Value at end of period	$10.96	$9.80	$10.10	$9.01	$7.68	$10.87	$10.48			
Number of accumulation units outstanding at end of period	0	159	20,239	36,548	60,389	79,007	96,371			
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.66	$12.56	$10.08	$7.56	$13.06	$12.49	$11.00	$10.08		
Value at end of period	$14.93	$12.66	$12.56	$10.08	$7.56	$13.06	$12.49	$11.00		
Number of accumulation units outstanding at end of period	38,804	53,858	74,357	120,965	160,694	219,815	153,972	111,724		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.71	$11.35	$10.76	$9.09	$12.94	$12.09	$10.77	$9.90	$9.67	
Value at end of period	$13.70	$11.71	$11.35	$10.76	$9.09	$12.94	$12.09	$10.77	$9.90	
Number of accumulation units outstanding at end of period	47,795	66,278	88,043	199,728	283,944	293,296	245,971	200,632	347,886	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.15	$11.00	$10.58	$9.97						
Value at end of period	$12.73	$12.15	$11.00	$10.58						
Number of accumulation units outstanding at end of period	115,895	116,755	121,015	168,892						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.79	$11.12	$9.95	$7.75	$12.91	$12.28	$11.63	$10.89		
Value at end of period	$12.17	$10.79	$11.12	$9.95	$7.75	$12.91	$12.28	$11.63		
Number of accumulation units outstanding at end of period	3,566	6,229	28,729	31,648	57,851	95,842	94,904	54,674		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.03	$11.38	$9.78	$6.50	$9.99					
Value at end of period	$10.64	$10.03	$11.38	$9.78	$6.50					
Number of accumulation units outstanding at end of period	61,336	85,977	117,506	168,045	189,036					
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.84	$10.40	$9.95	$9.00	$10.15					
Value at end of period	$11.37	$10.84	$10.40	$9.95	$9.00					
Number of accumulation units outstanding at end of period	7,939	14,308	24,827	135,712	133,576					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.10	$10.82	$9.47	$7.20	$12.44	$13.62	$11.04			
Value at end of period	$12.51	$10.10	$10.82	$9.47	$7.20	$12.44	$13.62			
Number of accumulation units outstanding at end of period	13,881	15,665	16,937	25,116	76,035	106,326	58,581			
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$19.43	$18.00	$14.27	$10.66	$17.59	$21.70	$16.00	$13.90	$10.06	
Value at end of period	$22.12	$19.43	$18.00	$14.27	$10.66	$17.59	$21.70	$16.00	$13.90	
Number of accumulation units outstanding at end of period	5,509	14,341	26,672	47,214	95,437	170,170	341,862	205,694	1,897,527	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.64	$10.05	$8.14	$6.62	$10.20	$10.05	$10.22			
Value at end of period	$10.85	$9.64	$10.05	$8.14	$6.62	$10.20	$10.05			
Number of accumulation units outstanding at end of period	8,790	9,466	11,242	234,663	312,237	166,041	90,710			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$9.20	$9.79	$8.87	$6.84	$11.41	$11.12	$9.91	$9.95		
Value at end of period	$10.18	$9.20	$9.79	$8.87	$6.84	$11.41	$11.12	$9.91		
Number of accumulation units outstanding at end of period	4,112	20,845	32,054	49,033	95,814	100,793	64,978	1,262		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.96	$8.89	$7.23	$6.02	$10.41					
Value at end of period	$9.26	$7.96	$8.89	$7.23	$6.02					
Number of accumulation units outstanding at end of period	0	2,089	1,127	38,356	16,357					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$7.16	$8.78	$9.81	$9.88						
Value at end of period	$8.60	$7.16	$8.78	$9.81						
Number of accumulation units outstanding at end of period	0	184	0	37						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.65	$15.55	$12.30	$8.96	$14.95	$13.25	$12.01	$9.96		
Value at end of period	$15.42	$13.65	$15.55	$12.30	$8.96	$14.95	$13.25	$12.01		
Number of accumulation units outstanding at end of period	9,912	24,119	31,544	67,769	147,647	218,935	145,982	68,825		
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	$9.95			
Value at end of period	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92			
Number of accumulation units outstanding at end of period	45,579	76,729	79,398	235,471	456,916	641,840	182,288			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.76	$9.99	$9.09	$7.29	$11.88	$12.48				
Value at end of period	$10.93	$9.76	$9.99	$9.09	$7.29	$11.88				
Number of accumulation units outstanding at end of period	73,545	99,922	133,112	187,709	306,918	282,946				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.30	$8.53	$7.81	$6.09	$9.60	$10.14				
Value at end of period	$9.48	$8.30	$8.53	$7.81	$6.09	$9.60				
Number of accumulation units outstanding at end of period	7,561	23,989	34,183	73,589	103,569	64,469				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$10.40	$11.01	$9.99							
Value at end of period	$11.81	$10.40	$11.01							
Number of accumulation units outstanding at end of period	0	0	555							

CFI 26

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.85	$9.96								
Value at end of period	$8.45	$8.85								
Number of accumulation units outstanding at end of period	6,941	8,652								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.78	$19.85	$16.56	$12.22	$21.02	$16.01	$13.38	$10.00		
Value at end of period	$17.02	$17.78	$19.85	$16.56	$12.22	$21.02	$16.01	$13.38		
Number of accumulation units outstanding at end of period	37,788	54,834	66,607	180,624	314,131	369,818	334,613	136,495		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$8.35	$9.75	$8.88	$6.22	$10.48	$9.92	$8.61	$8.61	$7.74	$6.13
Value at end of period	$8.99	$8.35	$9.75	$8.88	$6.22	$10.48	$9.92	$8.61	$8.61	$7.74
Number of accumulation units outstanding at end of period	0	422	8,293	18,489	29,675	40,369	50,854	60,516	80,037	82,473
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.56	$9.99								
Value at end of period	$10.86	$9.56								
Number of accumulation units outstanding at end of period	140,784	271,426								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.60	$8.77	$7.82	$6.10	$9.95	$9.83				
Value at end of period	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95				
Number of accumulation units outstanding at end of period	28,434	79,119	50,758	980,063	1,745,646	3,576				
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$11.04	$13.73	$12.96	$12.18						
Value at end of period	$13.96	$11.04	$13.73	$12.96						
Number of accumulation units outstanding at end of period	0	0	1,892	1,662						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97	$7.23
Value at end of period	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97
Number of accumulation units outstanding at end of period	8,234	14,827	83,052	835,209	3,152,418	3,008,721	587,918	563,149	2,210,160	1,239,109
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13	$8.55
Value at end of period	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13
Number of accumulation units outstanding at end of period	13,132	24,971	60,499	144,667	365,950	518,940	565,542	656,156	1,090,890	317,218
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.25	$14.60	$12.10	$9.86	$15.08	$16.36	$14.63	$13.83	$11.53	$8.61
Value at end of period	$15.74	$14.25	$14.60	$12.10	$9.86	$15.08	$16.36	$14.63	$13.83	$11.53
Number of accumulation units outstanding at end of period	10,527	19,730	49,684	104,545	221,420	370,970	545,945	460,193	892,876	255,326
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.12	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10	$10.04		
Value at end of period	$13.03	$12.12	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10		
Number of accumulation units outstanding at end of period	24,762	39,890	690,272	2,760,200	2,359,809	388,947	284,351	88,256		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.97	$8.08	$7.61	$6.06	$10.30					
Value at end of period	$8.14	$6.97	$8.08	$7.61	$6.06					
Number of accumulation units outstanding at end of period	7,578	11,338	18,590	47,604	4,908					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$11.87	$12.30	$10.84	$8.56	$13.68	$14.20	$12.44	$12.20	$10.60	$8.30
Value at end of period	$13.88	$11.87	$12.30	$10.84	$8.56	$13.68	$14.20	$12.44	$12.20	$10.60
Number of accumulation units outstanding at end of period	11,255	19,273	60,823	100,991	156,178	232,633	294,898	305,003	314,712	128,209

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	$10.22		
Value at end of period	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86		
Number of accumulation units outstanding at end of period	31,652	52,924	68,854	102,770	190,773	182,104	144,450	128,902		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.20	$11.61	$10.47	$8.57	$12.84	$12.70	$11.11	$10.31		
Value at end of period	$12.64	$11.20	$11.61	$10.47	$8.57	$12.84	$12.70	$11.11		
Number of accumulation units outstanding at end of period	18,525	33,054	68,566	113,355	226,283	443,151	186,203	64,110		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.43	$24.12	$20.35	$12.04	$25.06	$18.36	$13.72	$10.06		
Value at end of period	$22.81	$19.43	$24.12	$20.35	$12.04	$25.06	$18.36	$13.72		
Number of accumulation units outstanding at end of period	41,887	53,525	65,178	180,352	271,191	306,049	226,411	73,315		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.16	$17.10	$14.11	$11.40	$17.27	$17.12	$14.91	$13.95	$11.74	$9.16
Value at end of period	$20.29	$17.16	$17.10	$14.11	$11.40	$17.27	$17.12	$14.91	$13.95	$11.74
Number of accumulation units outstanding at end of period	1,810	9,435	24,159	58,828	88,108	132,151	168,891	200,030	248,264	108,853
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37	$7.84
Value at end of period	$18.02	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37
Number of accumulation units outstanding at end of period	5,958	11,437	28,844	37,518	66,620	149,475	134,373	124,114	2,268,707	1,251,726
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.65									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	227,791									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$13.98	$13.88	$12.32	$8.78	$12.30	$11.18	$10.74	$10.48	$9.31	
Value at end of period	$16.23	$13.98	$13.88	$12.32	$8.78	$12.30	$11.18	$10.74	$10.48	
Number of accumulation units outstanding at end of period	4,587	9,996	47,170	88,225	57,876	107,628	105,709	95,371	67,584	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05	$10.05								
Value at end of period	$11.32	$10.05								
Number of accumulation units outstanding at end of period	8,803	10,045								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.25	$16.49	$16.73	$16.92	$16.76	$16.21	$15.71	$15.51	$15.60	$15.71
Value at end of period	$16.02	$16.25	$16.49	$16.73	$16.92	$16.76	$16.21	$15.71	$15.51	$15.60
Number of accumulation units outstanding at end of period	374,778	375,020	592,092	1,467,203	2,902,930	1,775,553	834,228	600,124	6,868,172	9,522,307
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.98	$12.36	$10.46	$8.23	$13.99	$12.44	$12.03	$11.21	$10.02	
Value at end of period	$13.28	$11.98	$12.36	$10.46	$8.23	$13.99	$12.44	$12.03	$11.21	
Number of accumulation units outstanding at end of period	26,211	41,080	47,990	77,945	107,118	128,851	82,175	58,042	6,723,135	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.65	$26.62	$24.59	$21.16	$27.66	$26.99	$24.46	$24.12	$22.03	$19.15
Value at end of period	$29.20	$26.65	$26.62	$24.59	$21.16	$27.66	$26.99	$24.46	$24.12	$22.03
Number of accumulation units outstanding at end of period	7,702	29,016	80,144	173,790	298,427	509,058	545,929	586,332	7,209,493	6,645,212
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.40	$16.59	$14.81	$11.32	$18.44	$14.69	$11.39	$10.11		
Value at end of period	$19.42	$17.40	$16.59	$14.81	$11.32	$18.44	$14.69	$11.39		
Number of accumulation units outstanding at end of period	64,166	66,582	78,611	178,953	298,673	317,967	240,166	222,209		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.27	$11.52	$9.00	$6.47	$10.06					
Value at end of period	$12.65	$11.27	$11.52	$9.00	$6.47					
Number of accumulation units outstanding at end of period	2,043	6,009	9,049	17,687	26,884					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.84	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65	$10.20		
Value at end of period	$16.94	$14.84	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65		
Number of accumulation units outstanding at end of period	50,412	54,493	78,610	105,266	155,143	181,142	138,777	95,199		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$13.68	$14.53	$14.02							
Value at end of period	$15.21	$13.68	$14.53							
Number of accumulation units outstanding at end of period	159	819	155							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	$10.06		
Value at end of period	$14.72	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00		
Number of accumulation units outstanding at end of period	0	2,032	13,805	33,374	85,989	115,631	130,234	148,134		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23	$10.79	$8.31
Value at end of period	$16.46	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23	$10.79
Number of accumulation units outstanding at end of period	86,122	104,657	114,098	133,707	198,952	205,356	124,633	62,404	46,493	30,149
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$15.76	$15.32	$13.60	$9.24	$12.10	$11.94	$11.12	$10.82	$10.00	
Value at end of period	$17.71	$15.76	$15.32	$13.60	$9.24	$12.10	$11.94	$11.12	$10.82	
Number of accumulation units outstanding at end of period	66,384	116,927	160,264	214,385	355,072	645,733	891,162	763,255	8,744,441	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.86	$18.50	$17.43	$15.45	$15.05	$14.01	$13.63	$13.50	$13.06	$12.65
Value at end of period	$20.22	$18.86	$18.50	$17.43	$15.45	$15.05	$14.01	$13.63	$13.50	$13.06
Number of accumulation units outstanding at end of period	177,629	400,066	541,337	1,002,956	1,503,501	1,150,425	987,835	952,489	7,272,611	6,415,052
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$11.05	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	$10.43		
Value at end of period	$12.01	$11.05	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98		
Number of accumulation units outstanding at end of period	3,128	3,973	6,765	8,900	25,983	72,601	83,748	98,943		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	$10.07		
Value at end of period	$12.14	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89		
Number of accumulation units outstanding at end of period	29,351	41,393	75,689	112,756	164,899	159,682	123,128	130,232		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.16	$8.84	$8.31	$8.25						
Value at end of period	$9.74	$9.16	$8.84	$8.31						
Number of accumulation units outstanding at end of period	79,059	83,899	78,571	41,509						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.03	$10.31	$9.37	$9.22						
Value at end of period	$11.17	$10.03	$10.31	$9.37						
Number of accumulation units outstanding at end of period	83,661	281,908	420,267	670,674						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.39	$10.53	$9.63	$9.49						
Value at end of period	$11.43	$10.39	$10.53	$9.63						
Number of accumulation units outstanding at end of period	158,443	343,918	518,794	934,030						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.71	$10.64	$9.86	$9.75						
Value at end of period	$11.64	$10.71	$10.64	$9.86						
Number of accumulation units outstanding at end of period	52,441	150,579	392,883	651,120						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.40	$14.06	$12.68	$10.84						
Value at end of period	$16.21	$14.40	$14.06	$12.68						
Number of accumulation units outstanding at end of period	5,492	20,573	67,770	86,341						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.07	$9.01	$8.16	$6.71	$10.25					
Value at end of period	$10.30	$9.07	$9.01	$8.16	$6.71					
Number of accumulation units outstanding at end of period	38,905	87,526	114,143	280,224	42,302					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.57	$13.70	$12.51	$10.34						
Value at end of period	$15.51	$13.57	$13.70	$12.51						
Number of accumulation units outstanding at end of period	4,039	8,350	27,250	82,477						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.53	$16.11	$12.99	$11.56						
Value at end of period	$17.68	$15.53	$16.11	$12.99						
Number of accumulation units outstanding at end of period	17,640	25,616	30,589	32,115						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.02	$10.39	$8.44	$6.13	$10.48					
Value at end of period	$11.53	$10.02	$10.39	$8.44	$6.13					
Number of accumulation units outstanding at end of period	9,804	14,312	10,465	48,233	16,262					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.18	$10.78	$8.68	$6.97	$10.16					
Value at end of period	$11.62	$10.18	$10.78	$8.68	$6.97					
Number of accumulation units outstanding at end of period	28,451	35,763	40,552	79,925	124,081					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.37	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98	$10.42		
Value at end of period	$17.40	$15.37	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98		
Number of accumulation units outstanding at end of period	109	164	164	494	4,363	7,009	8,704	10,623		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.50	$10.95	$8.96	$7.15	$10.44					
Value at end of period	$11.82	$10.50	$10.95	$8.96	$7.15					
Number of accumulation units outstanding at end of period	442	5,332	11,570	26,472	17,444					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.66	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00	$10.10		
Value at end of period	$15.41	$13.66	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00		
Number of accumulation units outstanding at end of period	215,720	317,570	409,614	616,266	1,033,419	1,123,549	871,871	404,984		

CFI 30

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.79	$12.07	$10.66	$8.65	$13.65	$13.44	$11.45	$11.18	$10.05	
Value at end of period	$13.62	$11.79	$12.07	$10.66	$8.65	$13.65	$13.44	$11.45	$11.18	
Number of accumulation units outstanding at end of period	58,710	83,312	109,229	170,972	271,992	370,643	324,040	185,397	4,592,038	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.07	$9.33	$8.12	$5.78	$10.17	$10.22				
Value at end of period	$10.60	$9.07	$9.33	$8.12	$5.78	$10.17				
Number of accumulation units outstanding at end of period	18,067	17,986	29,704	59,665	25,234	87,294				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.06		
Value at end of period	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41		
Number of accumulation units outstanding at end of period	4,952	9,262	11,020	37,045	81,007	109,023	90,947	90,519		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.94	$10.33	$9.65	$7.43	$12.69	$11.18	$10.17			
Value at end of period	$10.45	$8.94	$10.33	$9.65	$7.43	$12.69	$11.18			
Number of accumulation units outstanding at end of period	88,117	40,595	51,318	73,996	116,050	74,518	28,173			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.66	$11.47	$10.80	$8.28	$13.94	$13.81	$11.49	$11.00		
Value at end of period	$12.79	$10.66	$11.47	$10.80	$8.28	$13.94	$13.81	$11.49		
Number of accumulation units outstanding at end of period	17,734	25,488	28,268	47,082	78,315	88,948	130,257	2,425		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.67	$11.07	$10.61	$10.20	$9.88					
Value at end of period	$11.91	$11.67	$11.07	$10.61	$10.20					
Number of accumulation units outstanding at end of period	17,132	31,003	83,078	235,361	229,001					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.00	$11.48	$10.30	$7.95	$13.44	$13.52	$12.00	$11.17	$9.87	
Value at end of period	$12.27	$11.00	$11.48	$10.30	$7.95	$13.44	$13.52	$12.00	$11.17	
Number of accumulation units outstanding at end of period	127	1,759	3,056	4,903	8,957	12,336	15,848	11,669	13,294	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.61	$8.03	$7.70	$6.01	$10.22					
Value at end of period	$8.63	$7.61	$8.03	$7.70	$6.01					
Number of accumulation units outstanding at end of period	288	3,259	3,284	33,627	10,451					
PROFUND VP BULL										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.24	$10.00
Value at end of period	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.24
Number of accumulation units outstanding at end of period	0	136	3,814	6,453	19,260	28,683	33,353	48,020	3,671,891	3,673,934
PROFUND VP EUROPE 30										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27	$10.00
Value at end of period	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27
Number of accumulation units outstanding at end of period	0	192	3,562	7,914	9,169	23,411	26,550	30,722	795,586	786,491
PROFUND VP RISING RATES OPPORTUNITY										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22	$9.36	$10.00
Value at end of period	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22	$9.36
Number of accumulation units outstanding at end of period	2,377	8,387	23,644	50,115	85,737	114,041	170,267	143,669	1,079,664	214,510

CFI 31

SDVA

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.75%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.67	$10.21	$9.47	$7.97	$10.14					
Value at end of period	$10.45	$9.67	$10.21	$9.47	$7.97					
Number of accumulation units outstanding at end of period	1,539	11,981	12,963	16,653	29,714					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.64	$13.70	$11.03	$8.98	$12.72	$13.29	$11.33	$10.03		
Value at end of period	$13.81	$12.64	$13.70	$11.03	$8.98	$12.72	$13.29	$11.33		
Number of accumulation units outstanding at end of period	0	1,674	1,833	3,262	11,728	19,670	24,269	34,235		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$14.58	$15.27	$13.29	$9.98	$17.73	$15.39	$14.06	$12.26	$10.84	$8.61
Value at end of period	$16.64	$14.58	$15.27	$13.29	$9.98	$17.73	$15.39	$14.06	$12.26	$10.84
Number of accumulation units outstanding at end of period	3,789	12,066	38,515	124,135	306,968	472,504	505,859	445,887	319,740	210,166
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79
Value at end of period	$12.18	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96
Number of accumulation units outstanding at end of period	7,368	15,003	35,705	88,923	172,300	278,468	306,614	315,015	1,163,703	987,940
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.48	$9.56	$8.69	$7.17	$9.26					
Value at end of period	$10.76	$9.48	$9.56	$8.69	$7.17					
Number of accumulation units outstanding at end of period	0	0	5,655	35,229	77,205					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$9.29	$9.23								
Value at end of period	$10.66	$9.29								
Number of accumulation units outstanding at end of period	0	2,569								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$15.28	$18.16	$17.33	$12.39	$21.92	$18.69	$16.07	$13.53	$11.60	$10.00
Value at end of period	$17.60	$15.28	$18.16	$17.33	$12.39	$21.92	$18.69	$16.07	$13.53	$11.60
Number of accumulation units outstanding at end of period	6,083	19,489	55,070	98,221	213,978	348,184	305,285	234,850	865,696	208,539
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.37	$14.45	$13.06	$12.76						
Value at end of period	$14.85	$13.37	$14.45	$13.06						
Number of accumulation units outstanding at end of period	0	0	1,556	1,712						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46	$10.01			
Value at end of period	$10.73	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46			
Number of accumulation units outstanding at end of period	0	0	1,688	4,424	19,505	45,204	54,428			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.40	$12.35	$9.93	$7.48	$12.96	$12.43	$10.98	$10.31		
Value at end of period	$14.58	$12.40	$12.35	$9.93	$7.48	$12.96	$12.43	$10.98		
Number of accumulation units outstanding at end of period	576	3,757	7,793	14,337	24,337	37,266	32,972	22,586		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$11.44	$11.12	$10.58	$8.96	$12.79	$12.00	$10.72	$9.88	$8.93	
Value at end of period	$13.35	$11.44	$11.12	$10.58	$8.96	$12.79	$12.00	$10.72	$9.88	
Number of accumulation units outstanding at end of period	308	7,623	14,179	22,462	46,226	53,813	70,035	70,166	78,661	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.04	$10.94	$10.56	$10.03						
Value at end of period	$12.59	$12.04	$10.94	$10.56						
Number of accumulation units outstanding at end of period	2,207	26,202	29,628	29,653						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.57	$10.93	$9.81	$7.67	$12.81	$12.21	$11.60	$10.64		
Value at end of period	$11.89	$10.57	$10.93	$9.81	$7.67	$12.81	$12.21	$11.60		
Number of accumulation units outstanding at end of period	410	4,268	6,673	16,618	45,955	54,384	59,942	53,910		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.92	$11.29	$9.73	$6.49	$9.99					
Value at end of period	$10.49	$9.92	$11.29	$9.73	$6.49					
Number of accumulation units outstanding at end of period	785	788	7,600	8,548	19,450					
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.71	$10.31	$9.90	$8.98	$10.14					
Value at end of period	$11.21	$10.71	$10.31	$9.90	$8.98					
Number of accumulation units outstanding at end of period	5,274	1,677	18,545	42,424	43,207					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59	$11.46			
Value at end of period	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59			
Number of accumulation units outstanding at end of period	0	0	1,413	7,623	23,669	24,009	12,666			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$18.98	$17.64	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87	$9.68	
Value at end of period	$21.54	$18.98	$17.64	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87	
Number of accumulation units outstanding at end of period	1,047	7,388	10,344	17,398	40,770	66,216	85,730	63,136	463,695	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$10.05			
Value at end of period	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03			
Number of accumulation units outstanding at end of period	3,761	4,895	11,462	23,193	31,915	31,464	13,807			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08	$9.91	$9.93		
Value at end of period	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08	$9.91		
Number of accumulation units outstanding at end of period	216	220	5,626	11,997	20,934	30,713	27,831	5,194		
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.87	$8.82	$7.19	$6.01	$9.25					
Value at end of period	$9.12	$7.87	$8.82	$7.19	$6.01					
Number of accumulation units outstanding at end of period	0	0	700	0	1,503					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.37	$15.29	$12.12	$8.86	$14.82	$13.18	$11.99	$9.95		
Value at end of period	$15.06	$13.37	$15.29	$12.12	$8.86	$14.82	$13.18	$11.99		
Number of accumulation units outstanding at end of period	5,776	14,422	25,724	43,677	68,515	74,503	65,085	29,573		

CFI 33

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$10.00			
Value at end of period	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90			
Number of accumulation units outstanding at end of period	212	13,251	15,044	77,376	200,497	224,942	92,585			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.63	$9.88	$9.01	$7.25	$11.86	$12.56				
Value at end of period	$10.74	$9.63	$9.88	$9.01	$7.25	$11.86				
Number of accumulation units outstanding at end of period	3,542	6,981	11,652	29,366	58,150	65,139				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.18	$8.44	$7.75	$6.05	$9.58	$10.00				
Value at end of period	$9.32	$8.18	$8.44	$7.75	$6.05	$9.58				
Number of accumulation units outstanding at end of period	764	779	4,081	15,848	110,359	118,027				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.83	$10.65								
Value at end of period	$8.40	$8.83								
Number of accumulation units outstanding at end of period	0	7,112								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.42	$19.51	$16.33	$12.08	$20.85	$15.92	$13.35	$10.25		
Value at end of period	$16.62	$17.42	$19.51	$16.33	$12.08	$20.85	$15.92	$13.35		
Number of accumulation units outstanding at end of period	474	488	8,705	29,486	76,299	74,303	70,002	20,928		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$8.08	$9.47	$8.65	$6.08	$10.28	$9.76	$8.50	$8.52	$7.68	$6.10
Value at end of period	$8.68	$8.08	$9.47	$8.65	$6.08	$10.28	$9.76	$8.50	$8.52	$7.68
Number of accumulation units outstanding at end of period	1,644	1,678	3,036	7,285	14,781	25,014	24,968	30,316	44,868	47,044
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.54	$9.99								
Value at end of period	$10.79	$9.54								
Number of accumulation units outstanding at end of period	4,537	25,462								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.49	$8.68	$7.76	$6.08	$9.53					
Value at end of period	$9.63	$8.49	$8.68	$7.76	$6.08					
Number of accumulation units outstanding at end of period	5,988	14,144	11,894	505,910	1,016,111					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.94	$13.66	$12.93	$11.41						
Value at end of period	$13.81	$10.94	$13.66	$12.93						
Number of accumulation units outstanding at end of period	0	0	0	1,064						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	$7.20
Value at end of period	$10.48	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90
Number of accumulation units outstanding at end of period	1,336	4,951	22,122	408,941	1,943,130	1,875,407	265,732	263,048	548,608	275,705
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$13.94	$14.39	$12.04	$9.32	$15.24	$14.74	$13.75	$12.62	$11.04	$8.51
Value at end of period	$16.07	$13.94	$14.39	$12.04	$9.32	$15.24	$14.74	$13.75	$12.62	$11.04
Number of accumulation units outstanding at end of period	220	6,105	33,168	109,901	198,220	284,569	330,075	380,649	430,312	189,683
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$13.80	$14.18	$11.79	$9.64	$14.78	$16.09	$14.43	$13.68	$11.44	$8.57
Value at end of period	$15.20	$13.80	$14.18	$11.79	$9.64	$14.78	$16.09	$14.43	$13.68	$11.44
Number of accumulation units outstanding at end of period	139	5,684	26,211	75,694	133,846	186,973	226,332	255,221	345,339	128,264

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.87	$11.26	$10.47	$9.57	$10.67	$10.27	$10.08	$10.02		
Value at end of period	$12.72	$11.87	$11.26	$10.47	$9.57	$10.67	$10.27	$10.08		
Number of accumulation units outstanding at end of period	5,606	11,068	256,726	1,341,153	1,236,734	156,180	134,360	58,209		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.89	$8.01	$7.57	$6.05	$10.40					
Value at end of period	$8.02	$6.89	$8.01	$7.57	$6.05					
Number of accumulation units outstanding at end of period	0	1	7,566	16,249	934					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$11.53	$11.98	$10.59	$8.39	$13.44	$14.00	$12.30	$12.10	$10.55	$8.28
Value at end of period	$13.44	$11.53	$11.98	$10.59	$8.39	$13.44	$14.00	$12.30	$12.10	$10.55
Number of accumulation units outstanding at end of period	191	3,803	20,418	47,130	100,672	140,726	152,841	145,014	733,524	589,925
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83	$10.21		
Value at end of period	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83		
Number of accumulation units outstanding at end of period	14,300	15,910	20,656	35,621	72,922	49,418	41,545	25,643		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.97	$11.41	$10.32	$8.48	$12.73	$12.63	$11.09	$10.33		
Value at end of period	$12.35	$10.97	$11.41	$10.32	$8.48	$12.73	$12.63	$11.09		
Number of accumulation units outstanding at end of period	1,518	2,706	10,725	30,725	64,900	93,646	102,143	25,456		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.04	$23.71	$20.06	$11.90	$24.86	$18.27	$13.69	$10.56		
Value at end of period	$22.28	$19.04	$23.71	$20.06	$11.90	$24.86	$18.27	$13.69		
Number of accumulation units outstanding at end of period	5,120	9,694	8,163	24,363	63,201	79,601	57,079	25,623		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.66	$16.65	$13.78	$11.17	$16.97	$16.88	$14.75	$13.83	$11.68	$9.14
Value at end of period	$19.64	$16.66	$16.65	$13.78	$11.17	$16.97	$16.88	$14.75	$13.83	$11.68
Number of accumulation units outstanding at end of period	0	1,133	16,630	44,750	85,153	88,253	109,609	135,651	189,608	65,061
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$14.96	$15.43	$12.39	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83
Value at end of period	$17.44	$14.96	$15.43	$12.39	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32
Number of accumulation units outstanding at end of period	401	3,732	7,381	16,904	31,195	50,964	51,518	46,549	434,570	299,555
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.84									
Value at end of period	$10.29									
Number of accumulation units outstanding at end of period	22,146									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during October 2004)										
Value at beginning of period	$13.66	$13.60	$12.11	$8.65	$12.16	$11.09	$10.69	$10.46	$9.34	
Value at end of period	$15.81	$13.66	$13.60	$12.11	$8.65	$12.16	$11.09	$10.69	$10.46	
Number of accumulation units outstanding at end of period	31	2,713	4,369	10,130	14,954	21,714	26,484	32,324	4,715	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.02	$10.04								
Value at end of period	$11.26	$10.02								
Number of accumulation units outstanding at end of period	0	3,591								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.16	$15.42	$15.69	$15.92	$15.82	$15.34	$14.92	$14.78	$14.90	$15.05
Value at end of period	$14.89	$15.16	$15.42	$15.69	$15.92	$15.82	$15.34	$14.92	$14.78	$14.90
Number of accumulation units outstanding at end of period	50,653	63,571	118,441	515,966	1,385,333	950,438	503,921	163,682	1,213,060	1,545,927

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during October 2004)										
Value at beginning of period	$11.70	$12.11	$10.28	$8.11	$13.84	$12.34	$11.97	$11.18	$10.08	
Value at end of period	$12.93	$11.70	$12.11	$10.28	$8.11	$13.84	$12.34	$11.97	$11.18	
Number of accumulation units outstanding at end of period	191	543	9,252	12,655	19,430	26,985	19,088	33,051	1,545,306	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.29	$25.34	$23.48	$20.27	$26.57	$26.00	$23.64	$23.38	$21.42	$18.67
Value at end of period	$27.62	$25.29	$25.34	$23.48	$20.27	$26.57	$26.00	$23.64	$23.38	$21.42
Number of accumulation units outstanding at end of period	3,575	12,445	26,022	88,165	198,538	273,661	288,425	339,932	2,918,631	2,962,240
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.05	$16.31	$14.60	$11.19	$18.29	$14.61	$11.37	$10.07		
Value at end of period	$18.97	$17.05	$16.31	$14.60	$11.19	$18.29	$14.61	$11.37		
Number of accumulation units outstanding at end of period	3,247	12,307	13,381	51,116	100,788	94,127	79,898	58,814		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.14	$11.43	$8.95	$6.46	$10.05					
Value at end of period	$12.47	$11.14	$11.43	$8.95	$6.46					
Number of accumulation units outstanding at end of period	1,284	3,156	3,363	1,552	3,759					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.54	$13.57	$12.13	$9.58	$13.65	$12.66	$10.62	$10.09		
Value at end of period	$16.55	$14.54	$13.57	$12.13	$9.58	$13.65	$12.66	$10.62		
Number of accumulation units outstanding at end of period	179	3,479	14,126	16,856	31,246	40,607	39,650	27,021		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.57	$14.45	$12.90	$12.83						
Value at end of period	$15.04	$13.57	$14.45	$12.90						
Number of accumulation units outstanding at end of period	0	0	958	958						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.03	$13.33	$11.69	$8.52	$14.53	$13.88	$11.98	$10.06		
Value at end of period	$14.38	$12.03	$13.33	$11.69	$8.52	$14.53	$13.88	$11.98		
Number of accumulation units outstanding at end of period	1,198	1,222	1,542	17,301	40,891	55,303	66,177	74,697		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$13.37	$14.85	$13.05	$9.53	$16.30	$15.61	$13.51	$12.13	$10.74	$8.29
Value at end of period	$15.93	$13.37	$14.85	$13.05	$9.53	$16.30	$15.61	$13.51	$12.13	$10.74
Number of accumulation units outstanding at end of period	1,084	5,012	4,593	14,528	34,743	53,350	49,580	15,023	25,934	16,831
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79	$10.00	
Value at end of period	$17.25	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79	
Number of accumulation units outstanding at end of period	2,249	10,106	28,753	73,312	131,540	227,570	251,546	262,811	2,556,237	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.90	$17.60	$16.64	$14.80	$14.45	$13.50	$13.17	$13.08	$12.70	$12.34
Value at end of period	$19.12	$17.90	$17.60	$16.64	$14.80	$14.45	$13.50	$13.17	$13.08	$12.70
Number of accumulation units outstanding at end of period	17,912	66,773	200,092	417,084	576,714	549,611	488,214	531,245	2,353,927	2,257,025
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95	$10.64		
Value at end of period	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95		
Number of accumulation units outstanding at end of period	0	0	406	8,288	21,325	37,122	44,851	43,430		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIONEER MID CAP VALUE PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$10.87	$11.64	$10.05	$8.17	$12.44	$12.00	$10.87	$10.14		
Value at end of period	$11.86	$10.87	$11.64	$10.05	$8.17	$12.44	$12.00	$10.87		
Number of accumulation units outstanding at end of period	156	3,854	6,206	15,555	29,381	33,962	23,279	39,380		
ING RETIREMENT CONSERVATIVE PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$9.10	$8.81	$8.31	$8.25						
Value at end of period	$9.65	$9.10	$8.81	$8.31						
Number of accumulation units outstanding at end of period	0	5,827	0	11,999						
ING RETIREMENT GROWTH PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$9.97	$10.27	$9.37	$9.21						
Value at end of period	$11.06	$9.97	$10.27	$9.37						
Number of accumulation units outstanding at end of period	24,411	48,448	176,839	327,572						
ING RETIREMENT MODERATE GROWTH PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32	$10.50	$9.62	$9.49						
Value at end of period	$11.32	$10.32	$10.50	$9.62						
Number of accumulation units outstanding at end of period	12,669	65,114	244,292	397,267						
ING RETIREMENT MODERATE PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$10.64	$10.60	$9.85	$9.75						
Value at end of period	$11.52	$10.64	$10.60	$9.85						
Number of accumulation units outstanding at end of period	5,041	62,793	106,183	329,629						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (Funds were first received in this option during July 2009)										
Value at beginning of period	$14.28	$13.99	$12.66	$10.83						
Value at end of period	$16.03	$14.28	$13.99	$12.66						
Number of accumulation units outstanding at end of period	849	868	9,116	24,417						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO (Funds were first received in this option during July 2008)										
Value at beginning of period	$8.97	$8.94	$8.12	$6.69	$9.09					
Value at end of period	$10.15	$8.97	$8.94	$8.12	$6.69					
Number of accumulation units outstanding at end of period	0	6,327	25,481	69,659	27,289					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (Funds were first received in this option during July 2009)										
Value at beginning of period	$13.46	$13.62	$12.48	$10.63						
Value at end of period	$15.34	$13.46	$13.62	$12.48						
Number of accumulation units outstanding at end of period	1,502	2,393	15,290	71,456						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (Funds were first received in this option during August 2009)										
Value at beginning of period	$15.40	$16.03	$12.96	$11.55						
Value at end of period	$17.48	$15.40	$16.03	$12.96						
Number of accumulation units outstanding at end of period	75	94	5,638	11,426						
ING RUSSELL™ MID CAP INDEX PORTFOLIO (Funds were first received in this option during June 2008)										
Value at beginning of period	$9.91	$10.30	$8.39	$6.11	$10.38					
Value at end of period	$11.36	$9.91	$10.30	$8.39	$6.11					
Number of accumulation units outstanding at end of period	0	6,694	5,372	8,467	8,334					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period	$10.06	$10.69	$8.63	$6.95	$10.36					
Value at end of period	$11.45	$10.06	$10.69	$8.63	$6.95					
Number of accumulation units outstanding at end of period	0	6,689	5,585	10,151	22,724					

CFI 37

SDVA

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.05	$15.24	$11.75	$9.15	$14.24	$13.19	$11.95	$11.40		
Value at end of period	$17.00	$15.05	$15.24	$11.75	$9.15	$14.24	$13.19	$11.95		
Number of accumulation units outstanding at end of period	0	0	4,426	6,100	8,447	8,804	13,856	4,439		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.38	$10.86	$8.91	$7.13	$10.68					
Value at end of period	$11.66	$10.38	$10.86	$8.91	$7.13					
Number of accumulation units outstanding at end of period	0	1,546	7,702	4,758	9,187					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.38	$13.24	$11.82	$9.03	$12.68	$12.36	$10.97	$9.99		
Value at end of period	$15.05	$13.38	$13.24	$11.82	$9.03	$12.68	$12.36	$10.97		
Number of accumulation units outstanding at end of period	7,313	19,236	43,948	98,551	234,640	335,786	271,293	102,114		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$11.52	$11.83	$10.47	$8.53	$13.50	$13.33	$11.40	$11.16	$10.07	
Value at end of period	$13.26	$11.52	$11.83	$10.47	$8.53	$13.50	$13.33	$11.40	$11.16	
Number of accumulation units outstanding at end of period	1,141	17,170	24,684	62,824	125,026	132,415	135,716	116,092	1,402,760	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.94	$9.22	$8.05	$5.75	$10.15	$10.22				
Value at end of period	$10.42	$8.94	$9.22	$8.05	$5.75	$10.15				
Number of accumulation units outstanding at end of period	0	3,448	7,311	16,688	3,565	324				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.54	$13.40	$11.99	$8.87	$17.88	$15.09	$12.39	$10.00		
Value at end of period	$13.47	$11.54	$13.40	$11.99	$8.87	$17.88	$15.09	$12.39		
Number of accumulation units outstanding at end of period	0	1,820	2,015	10,377	28,090	43,845	45,314	30,219		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$8.78	$10.18	$9.54	$7.37	$12.63	$11.16	$10.17			
Value at end of period	$10.24	$8.78	$10.18	$9.54	$7.37	$12.63	$11.16			
Number of accumulation units outstanding at end of period	1,175	1,078	3,347	20,600	33,678	18,700	8,343			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.44	$11.27	$10.65	$8.19	$13.82	$13.74	$11.47	$10.28		
Value at end of period	$12.49	$10.44	$11.27	$10.65	$8.19	$13.82	$13.74	$11.47		
Number of accumulation units outstanding at end of period	174	194	498	5,862	14,595	22,698	26,144	2,415		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.53	$10.98	$10.55	$10.17	$9.84					
Value at end of period	$11.74	$11.53	$10.98	$10.55	$10.17					
Number of accumulation units outstanding at end of period	0	1,160	10,455	28,267	15,769					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.75	$11.25	$10.13	$7.84	$13.29	$13.41	$11.94	$11.47		
Value at end of period	$11.95	$10.75	$11.25	$10.13	$7.84	$13.29	$13.41	$11.94		
Number of accumulation units outstanding at end of period	0	0	32	352	484	485	852	2,196		
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.53	$7.97	$7.66	$6.00	$8.92					
Value at end of period	$8.51	$7.53	$7.97	$7.66	$6.00					
Number of accumulation units outstanding at end of period	0	0	0	483	816					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PROFUND VP BULL										
(Fund first available during August 2003)										
Value at beginning of period	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74	$8.18	$10.00
Value at end of period	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74	$8.18
Number of accumulation units outstanding at end of period	0	0	563	564	2,211	4,738	4,927	5,894	518,311	467,546
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.20	$9.16	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21	$8.20	$10.00
Value at end of period	$9.40	$8.20	$9.16	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21	$8.20
Number of accumulation units outstanding at end of period	0	0	609	613	1,645	5,753	7,207	5,031	140,140	190,714
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	$10.00
Value at end of period	$2.74	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35
Number of accumulation units outstanding at end of period	0	0	1,711	18,247	22,248	36,075	43,490	45,832	282,310	74,879

Separate Account Annual Charges of 1.90%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.61	$10.17	$9.44	$7.96	$9.62					
Value at end of period	$10.37	$9.61	$10.17	$9.44	$7.96					
Number of accumulation units outstanding at end of period	852	12,176	12,692	24,268	17,229					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32	$10.19		
Value at end of period	$13.65	$12.51	$13.58	$10.95	$8.93	$12.67	$13.26	$11.32		
Number of accumulation units outstanding at end of period	0	0	0	1,239	7,125	10,744	11,104	11,597		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$14.35	$15.05	$13.12	$9.87	$17.56	$15.26	$13.96	$12.20	$10.80	$8.59
Value at end of period	$16.35	$14.35	$15.05	$13.12	$9.87	$17.56	$15.26	$13.96	$12.20	$10.80
Number of accumulation units outstanding at end of period	175	8,741	20,770	63,550	112,124	167,342	165,314	155,560	117,473	73,653
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92	$7.78
Value at end of period	$11.97	$10.42	$10.56	$9.36	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92
Number of accumulation units outstanding at end of period	0	4,003	17,511	43,756	122,027	147,298	133,068	139,709	3,034,707	1,794,730
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.42	$9.52	$8.67	$7.16	$9.92					
Value at end of period	$10.68	$9.42	$9.52	$8.67	$7.16					
Number of accumulation units outstanding at end of period	0	0	0	1,019	126					
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$15.09	$17.96	$17.16	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60	$10.00
Value at end of period	$17.35	$15.09	$17.96	$17.16	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60
Number of accumulation units outstanding at end of period	34	14,184	35,614	87,804	137,719	186,510	174,458	156,496	3,432,847	564,361
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.31	$14.42	$13.04	$11.45						
Value at end of period	$14.76	$13.31	$14.42	$13.04						
Number of accumulation units outstanding at end of period	0	0	0	553						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BALANCED PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44	$10.01			
Value at end of period	$10.63	$9.54	$9.89	$8.86	$7.59	$10.79	$10.44			
Number of accumulation units outstanding at end of period	0	0	19,122	22,495	24,621	29,770	34,865			
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97	$10.42		
Value at end of period	$14.41	$12.27	$12.24	$9.86	$7.44	$12.90	$12.40	$10.97		
Number of accumulation units outstanding at end of period	0	9,306	2,304	12,738	54,352	53,674	15,523	17,235		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.31	$11.00	$10.48	$8.90	$12.72	$11.95	$10.69	$9.87	$9.95	
Value at end of period	$13.17	$11.31	$11.00	$10.48	$8.90	$12.72	$11.95	$10.69	$9.87	
Number of accumulation units outstanding at end of period	1,310	1,310	6,985	19,291	64,844	65,076	71,746	69,489	592,804	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.99	$10.91	$10.55	$9.97						
Value at end of period	$12.51	$11.99	$10.91	$10.55						
Number of accumulation units outstanding at end of period	8,461	8,848	9,366	13,288						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.46	$10.84	$9.74	$7.62	$12.76	$12.18	$11.59	$11.18		
Value at end of period	$11.75	$10.46	$10.84	$9.74	$7.62	$12.76	$12.18	$11.59		
Number of accumulation units outstanding at end of period	0	708	5,590	17,922	28,574	37,675	47,308	44,540		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.86	$11.24	$9.70	$6.48	$9.99					
Value at end of period	$10.41	$9.86	$11.24	$9.70	$6.48					
Number of accumulation units outstanding at end of period	1,147	1,533	3,437	4,612	3,252					
ING BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.65	$10.27	$9.87	$8.97	$10.13					
Value at end of period	$11.13	$10.65	$10.27	$9.87	$8.97					
Number of accumulation units outstanding at end of period	0	0	31,616	56,479	57,287					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58	$11.42			
Value at end of period	$12.13	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58			
Number of accumulation units outstanding at end of period	0	0	283	2,911	8,882	13,622	13,045			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88	$13.86	$9.70	
Value at end of period	$21.26	$18.76	$17.46	$13.91	$10.43	$17.30	$21.44	$15.88	$13.86	
Number of accumulation units outstanding at end of period	85	543	1,208	8,509	20,724	46,503	61,826	41,575	1,760,569	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02	$10.19			
Value at end of period	$10.52	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02			
Number of accumulation units outstanding at end of period	25	27	139	865	4,994	4,112	5,452			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during February 2006)										
Value at beginning of period	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.96			
Value at end of period	$9.85	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07			
Number of accumulation units outstanding at end of period	0	0	5,455	10,587	19,769	21,550	18,010			

SDVA CFI 40

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.82	$8.78	$7.17	$6.00	$8.86					
Value at end of period	$9.06	$7.82	$8.78	$7.17	$6.00					
Number of accumulation units outstanding at end of period	0	0	0	0	171					
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97	$11.08		
Value at end of period	$14.88	$13.24	$15.15	$12.03	$8.81	$14.76	$13.15	$11.97		
Number of accumulation units outstanding at end of period	75	1,649	3,603	31,150	57,885	62,177	32,111	22,982		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89	$9.98			
Value at end of period	$12.13	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89			
Number of accumulation units outstanding at end of period	8,691	8,734	18,797	26,341	81,432	106,851	42,469			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.56	$9.82	$8.97	$7.23	$11.85	$12.70				
Value at end of period	$10.65	$9.56	$9.82	$8.97	$7.23	$11.85				
Number of accumulation units outstanding at end of period	0	0	5,200	23,366	68,923	70,039				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.12	$8.39	$7.72	$6.04	$9.57	$10.09				
Value at end of period	$9.24	$8.12	$8.39	$7.72	$6.04	$9.57				
Number of accumulation units outstanding at end of period	0	0	2,518	9,173	34,671	33,974				
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$8.82	$10.43								
Value at end of period	$8.37	$8.82								
Number of accumulation units outstanding at end of period	0	663								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33	$10.22		
Value at end of period	$16.43	$17.24	$19.34	$16.21	$12.02	$20.76	$15.88	$13.33		
Number of accumulation units outstanding at end of period	1,295	3,727	4,139	14,729	38,394	43,464	47,838	14,432		
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$7.95	$9.33	$8.54	$6.01	$10.18	$9.68	$8.44	$8.47	$7.65	$6.09
Value at end of period	$8.53	$7.95	$9.33	$8.54	$6.01	$10.18	$9.68	$8.44	$8.47	$7.65
Number of accumulation units outstanding at end of period	0	0	3,273	15,748	27,003	35,639	43,384	51,164	52,656	57,505
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.52	$9.99								
Value at end of period	$10.76	$9.52								
Number of accumulation units outstanding at end of period	681	27,476								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.43	$8.64	$7.74	$6.07	$9.26					
Value at end of period	$9.55	$8.43	$8.64	$7.74	$6.07					
Number of accumulation units outstanding at end of period	47	1,133	14,898	365,489	539,831					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.90	$13.62	$12.92	$10.80						
Value at end of period	$13.73	$10.90	$13.62	$12.92						
Number of accumulation units outstanding at end of period	0	0	207	39						

SDVA

CFI 41

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59	$8.87	$7.18
Value at end of period	$10.30	$9.20	$9.41	$8.45	$7.00	$11.40	$11.09	$9.89	$9.59	$8.87
Number of accumulation units outstanding at end of period	653	14,559	26,700	267,105	1,162,616	1,006,831	121,893	127,326	1,954,792	957,662
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65	$12.56	$11.00	$8.49
Value at end of period	$15.80	$13.72	$14.18	$11.89	$9.22	$15.09	$14.62	$13.65	$12.56	$11.00
Number of accumulation units outstanding at end of period	1,029	4,266	37,177	81,040	129,754	170,272	204,576	215,751	770,708	113,912
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34	$13.61	$11.40	$8.55
Value at end of period	$14.94	$13.58	$13.98	$11.64	$9.53	$14.64	$15.96	$14.34	$13.61	$11.40
Number of accumulation units outstanding at end of period	249	1,922	21,895	64,677	104,324	153,572	172,412	176,453	711,336	101,972
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06	$10.03		
Value at end of period	$12.58	$11.75	$11.16	$10.39	$9.52	$10.62	$10.25	$10.06		
Number of accumulation units outstanding at end of period	2,679	1,592	132,398	752,666	780,147	105,617	68,813	38,902		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$6.85	$7.98	$7.55	$6.36						
Value at end of period	$7.96	$6.85	$7.98	$7.55						
Number of accumulation units outstanding at end of period	0	0	954	27,336						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23	$12.05	$10.52	$8.27
Value at end of period	$13.22	$11.36	$11.83	$10.47	$8.30	$13.33	$13.90	$12.23	$12.05	$10.52
Number of accumulation units outstanding at end of period	1,656	945	6,991	22,655	39,124	57,070	95,691	98,322	177,317	54,491
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82	$10.48		
Value at end of period	$12.78	$11.58	$11.96	$10.88	$9.06	$12.09	$11.93	$10.82		
Number of accumulation units outstanding at end of period	337	334	1,184	12,316	33,284	21,895	15,076	28,433		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07	$10.68		
Value at end of period	$12.20	$10.86	$11.31	$10.25	$8.43	$12.68	$12.60	$11.07		
Number of accumulation units outstanding at end of period	0	1,194	9,551	25,385	36,970	41,623	38,660	18,860		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68	$10.34		
Value at end of period	$22.02	$18.84	$23.50	$19.91	$11.83	$24.75	$18.22	$13.68		
Number of accumulation units outstanding at end of period	181	6,952	9,123	18,896	36,266	50,695	30,698	12,577		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66	$13.78	$11.65	$9.13
Value at end of period	$19.33	$16.42	$16.43	$13.62	$11.05	$16.83	$16.76	$14.66	$13.78	$11.65
Number of accumulation units outstanding at end of period	726	1,859	8,479	22,817	37,233	53,606	120,976	141,544	143,912	82,437
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93	$13.63	$10.30	$7.82
Value at end of period	$17.16	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.93	$13.63	$10.30
Number of accumulation units outstanding at end of period	13	1,522	3,714	14,494	53,162	67,737	70,056	83,207	2,099,655	1,006,794
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.84									
Value at end of period	$10.28									
Number of accumulation units outstanding at end of period	85									

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during December 2004)										
Value at beginning of period	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45	$10.48	
Value at end of period	$15.60	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45	
Number of accumulation units outstanding at end of period	0	796	423	4,747	3,277	8,614	10,224	12,100	45,863	
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.00	$10.04								
Value at end of period	$11.22	$10.00								
Number of accumulation units outstanding at end of period	0	143								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54	$14.42	$14.57	$14.70
Value at end of period	$14.36	$14.63	$14.91	$15.20	$15.45	$15.37	$14.93	$14.54	$14.42	$14.57
Number of accumulation units outstanding at end of period	24,211	25,964	77,354	229,816	701,838	517,187	423,630	301,712	5,864,378	5,938,918
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.56	$11.99	$10.20	$8.06	$13.76	$12.29	$11.94	$11.17	$9.69	
Value at end of period	$12.76	$11.56	$11.99	$10.20	$8.06	$13.76	$12.29	$11.94	$11.17	
Number of accumulation units outstanding at end of period	170	830	5,310	8,390	14,633	16,444	12,344	10,443	5,851,107	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$24.63	$24.72	$22.94	$19.83	$26.03	$25.52	$23.24	$23.02	$21.12	$18.44
Value at end of period	$26.86	$24.63	$24.72	$22.94	$19.83	$26.03	$25.52	$23.24	$23.02	$21.12
Number of accumulation units outstanding at end of period	7,711	10,489	27,916	51,059	105,511	159,237	167,405	157,559	6,519,914	5,686,198
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.87	$16.17	$14.50	$11.13	$18.21	$14.58	$11.36	$10.15		
Value at end of period	$18.75	$16.87	$16.17	$14.50	$11.13	$18.21	$14.58	$11.36		
Number of accumulation units outstanding at end of period	0	1,869	6,345	16,107	41,108	45,911	43,360	31,643		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.08	$11.38	$8.93	$6.45	$10.05					
Value at end of period	$12.38	$11.08	$11.38	$8.93	$6.45					
Number of accumulation units outstanding at end of period	0	1,927	2,528	2,471	3,230					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61	$10.19		
Value at end of period	$16.35	$14.40	$13.46	$12.04	$9.52	$13.59	$12.63	$10.61		
Number of accumulation units outstanding at end of period	0	0	1,479	8,253	26,935	42,628	35,898	19,921		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.52	$14.41	$12.89	$10.67						
Value at end of period	$14.95	$13.52	$14.41	$12.89						
Number of accumulation units outstanding at end of period	0	0	1,053	1,053						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96	$10.06		
Value at end of period	$14.21	$11.91	$13.21	$11.60	$8.47	$14.47	$13.85	$11.96		
Number of accumulation units outstanding at end of period	0	0	5,683	22,899	44,624	61,537	69,753	74,094		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43	$12.09	$10.71	$8.28
Value at end of period	$15.68	$13.17	$14.66	$12.90	$9.44	$16.16	$15.49	$13.43	$12.09	$10.71
Number of accumulation units outstanding at end of period	0	932	932	5,829	11,592	16,883	14,129	7,670	19,568	16,760

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78	$10.00	
Value at end of period	$17.02	$15.22	$14.86	$13.26	$9.05	$11.90	$11.80	$11.04	$10.78	
Number of accumulation units outstanding at end of period	3,931	3,763	32,939	78,581	139,311	198,252	204,294	182,920	8,122,576	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.43	$17.17	$16.26	$14.48	$14.16	$13.25	$12.95	$12.88	$12.52	$12.18
Value at end of period	$18.60	$17.43	$17.17	$16.26	$14.48	$14.16	$13.25	$12.95	$12.88	$12.52
Number of accumulation units outstanding at end of period	6,325	13,274	62,865	203,467	266,687	240,250	188,700	191,646	6,098,052	5,824,732
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94	$10.77		
Value at end of period	$11.60	$10.72	$11.45	$10.07	$8.27	$12.92	$12.53	$10.94		
Number of accumulation units outstanding at end of period	0	512	2,364	7,846	19,744	24,688	25,524	24,534		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.76	$11.54	$9.98	$8.13	$12.39	$11.97	$10.86	$10.47		
Value at end of period	$11.72	$10.76	$11.54	$9.98	$8.13	$12.39	$11.97	$10.86		
Number of accumulation units outstanding at end of period	0	171	571	16,771	101,456	101,887	21,668	13,303		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.07	$8.79	$8.31	$8.25						
Value at end of period	$9.60	$9.07	$8.79	$8.31						
Number of accumulation units outstanding at end of period	7,027	7,029	8,138	5,518						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.93	$10.25	$9.36	$9.21						
Value at end of period	$11.01	$9.93	$10.25	$9.36						
Number of accumulation units outstanding at end of period	23,907	32,438	67,771	97,900						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.29	$10.48	$9.62	$9.49						
Value at end of period	$11.26	$10.29	$10.48	$9.62						
Number of accumulation units outstanding at end of period	1,102	8,114	58,654	120,945						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.61	$10.58	$9.85	$9.75						
Value at end of period	$11.47	$10.61	$10.58	$9.85						
Number of accumulation units outstanding at end of period	748	10,266	96,198	150,309						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.22	$13.95	$12.64	$10.83						
Value at end of period	$15.94	$14.22	$13.95	$12.64						
Number of accumulation units outstanding at end of period	126	2,298	30,002	50,632						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.92	$8.90	$8.10	$6.90						
Value at end of period	$10.08	$8.92	$8.90	$8.10						
Number of accumulation units outstanding at end of period	1,475	5,750	11,243	23,682						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.41	$13.59	$12.46	$10.63						
Value at end of period	$15.25	$13.41	$13.59	$12.46						
Number of accumulation units outstanding at end of period	0	1,277	17,824	45,844						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.34	$15.99	$12.95	$11.55						
Value at end of period	$17.38	$15.34	$15.99	$12.95						
Number of accumulation units outstanding at end of period	0	0	293	1,435						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.85	$10.26	$8.37	$6.11	$8.61					
Value at end of period	$11.28	$9.85	$10.26	$8.37	$6.11					
Number of accumulation units outstanding at end of period	0	0	2,074	5,389	303					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.01	$10.65	$8.61	$6.94	$10.31					
Value at end of period	$11.37	$10.01	$10.65	$8.61	$6.94					
Number of accumulation units outstanding at end of period	0	0	1,204	3,997	6,375					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94	$11.12		
Value at end of period	$16.80	$14.90	$15.11	$11.66	$9.10	$14.18	$13.16	$11.94		
Number of accumulation units outstanding at end of period	0	0	0	330	883	975	2,134	1,178		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.33	$10.82	$8.89	$7.12	$9.54					
Value at end of period	$11.57	$10.33	$10.82	$8.89	$7.12					
Number of accumulation units outstanding at end of period	0	0	269	269	1,880					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96	$10.05		
Value at end of period	$14.88	$13.25	$13.13	$11.73	$8.98	$12.62	$12.33	$10.96		
Number of accumulation units outstanding at end of period	1,859	4,018	6,332	61,718	153,663	193,477	144,645	51,306		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37	$11.15	$10.07	
Value at end of period	$13.09	$11.38	$11.71	$10.38	$8.47	$13.42	$13.28	$11.37	$11.15	
Number of accumulation units outstanding at end of period	0	3,249	5,310	21,599	50,205	75,180	44,680	36,115	5,039,682	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.88	$9.17	$8.02	$5.73	$10.14	$10.30				
Value at end of period	$10.33	$8.88	$9.17	$8.02	$5.73	$10.14				
Number of accumulation units outstanding at end of period	632	1,159	2,205	3,578	1,263	576				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37	$10.31		
Value at end of period	$13.31	$11.43	$13.29	$11.90	$8.82	$17.81	$15.06	$12.37		
Number of accumulation units outstanding at end of period	0	2,201	4,915	14,353	26,068	29,695	27,358	27,718		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15	$9.61			
Value at end of period	$10.13	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15			
Number of accumulation units outstanding at end of period	625	2,312	7,421	21,983	37,621	16,971	5,116			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46	$10.28		
Value at end of period	$12.35	$10.34	$11.17	$10.57	$8.15	$13.77	$13.70	$11.46		
Number of accumulation units outstanding at end of period	0	0	0	4,561	13,985	25,283	16,003	6,246		

SDVA CFI 45

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.47	$10.93	$10.52	$10.16	$9.96					
Value at end of period	$11.65	$11.47	$10.93	$10.52	$10.16					
Number of accumulation units outstanding at end of period	1,140	1,140	4,501	8,500	7,903					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.62	$11.13	$10.04	$7.78	$13.22	$13.35	$11.91	$11.13	$10.01	
Value at end of period	$11.79	$10.62	$11.13	$10.04	$7.78	$13.22	$13.35	$11.91	$11.13	
Number of accumulation units outstanding at end of period	0	0	374	634	634	2,055	1,795	2,950	2,964	
PROFUND VP BULL										
(Fund first available during August 2003)										
Value at beginning of period	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.69	$8.14	$10.00
Value at end of period	$8.96	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.69	$8.14
Number of accumulation units outstanding at end of period	0	0	0	178	564	565	9,584	22,904	1,940,698	1,278,503
PROFUND VP EUROPE 30										
(Fund first available during December 2003)										
Value at beginning of period	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71	$9.16	$8.17	$10.00
Value at end of period	$9.23	$8.07	$9.03	$8.97	$6.91	$12.58	$11.19	$9.71	$9.16	$8.17
Number of accumulation units outstanding at end of period	0	0	626	1,106	6,107	5,976	6,151	7,232	557,626	445,959
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35	$10.00
Value at end of period	$2.70	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35
Number of accumulation units outstanding at end of period	1,629	1,628	10,865	19,533	25,041	32,867	37,896	35,267	1,007,799	812,145

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying financial statements of ING USA Annuity and Life Insurance Company Separate Account B (the "Account"), which comprises the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 3, 2013

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1
Assets					
Investments in mutual funds at fair value	$ 993,488	$ 325	$ 128,890	$ 13	$ 299
Total assets	993,488	325	128,890	13	299
Liabilities					
Payable to related parties	75	-	23	-	-
Total liabilities	75	-	23	-	-
Net assets	$ 993,413	$ 325	$ 128,867	$ 13	$ 299
Total number of mutual fund shares	69,280,864	24,867	8,391,271	968	37,620
Cost of mutual fund shares	$ 928,184	$ 339	$ 143,177	$ 12	$ 283

The accompanying notes are an integral part of these financial statements.

2

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 159,116	$ 670,399	$ 11,060	$ 4,876
Total assets	3	159,116	670,399	11,060	4,876
Liabilities					
Payable to related parties	-	21	66	-	-
Total liabilities	-	21	66	-	-
Net assets	$ 3	$ 159,095	$ 670,333	$ 11,060	$ 4,876
Total number of mutual fund shares	324	8,109,891	25,784,592	606,704	399,691
Cost of mutual fund shares	$ 3	$ 189,411	$ 601,876	$ 7,150	$ 4,714

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 1,185,699	$ 392,947	$ 14,790	$ 11,030	$ 1,009,153
Total assets	1,185,699	392,947	14,790	11,030	1,009,153
Liabilities					
Payable to related parties	125	30	1	1	106
Total liabilities	125	30	1	1	106
Net assets	$ 1,185,574	$ 392,917	$ 14,789	$ 11,029	$ 1,009,047
Total number of mutual fund shares	91,985,927	35,918,349	1,343,313	1,068,815	62,178,250
Cost of mutual fund shares	$ 1,109,604	$ 286,115	$ 13,654	$ 10,543	$ 1,119,263

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 185,983	$ 198,656	$ 568,906	$ 69	$ 146,132
Total assets	185,983	198,656	568,906	69	146,132
Liabilities					
Payable to related parties	16	26	50	-	18
Total liabilities	16	26	50	-	18
Net assets	$ 185,967	$ 198,630	$ 568,856	$ 69	$ 146,114
Total number of mutual fund shares	17,078,366	14,914,124	51,954,910	6,292	13,406,612
Cost of mutual fund shares	$ 192,156	$ 161,385	$ 559,157	$ 70	$ 127,424

The accompanying notes are an integral part of these financial statements.

5

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 446,320	$ 130,689	$ 1,935	$ 283,312	$ 20,240
Total assets	446,320	130,689	1,935	283,312	20,240
Liabilities					
Payable to related parties	37	13	-	53	3
Total liabilities	37	13	-	53	3
Net assets	$ 446,283	$ 130,676	$ 1,935	$ 283,259	$ 20,237
Total number of mutual fund shares	42,628,491	11,763,178	173,256	10,438,908	749,891
Cost of mutual fund shares	$ 422,752	$ 105,915	$ 1,627	$ 228,046	$ 17,590

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING DFA World Equity Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 160,733	$ 596,416	$ 30,182	$ 483,726	$ 10,260
Total assets	160,733	596,416	30,182	483,726	10,260
Liabilities					
Payable to related parties	15	99	4	46	1
Total liabilities	15	99	4	46	1
Net assets	$ 160,718	$ 596,317	$ 30,178	$ 483,680	$ 10,259
Total number of mutual fund shares	18,182,444	38,778,680	1,973,969	46,918,127	997,066
Cost of mutual fund shares	$ 130,661	$ 528,972	$ 26,511	$ 443,923	$ 9,169

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 176,583	$ 768,338	$ 72,220	$ 410,721	$ 21,588
Total assets	176,583	768,338	72,220	410,721	21,588
Liabilities					
Payable to related parties	16	72	6	59	3
Total liabilities	16	72	6	59	3
Net assets	$ 176,567	$ 768,266	$ 72,214	$ 410,662	$ 21,585
Total number of mutual fund shares	20,485,276	85,276,173	3,970,292	21,940,225	1,160,623
Cost of mutual fund shares	$ 159,150	$ 704,778	$ 79,814	$ 447,732	$ 25,139

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 373,710	$ 44,652	$ 565,618	$ 26,946	$ 223,987
Total assets	373,710	44,652	565,618	26,946	223,987
Liabilities					
Payable to related parties	66	5	70	3	23
Total liabilities	66	5	70	3	23
Net assets	$ 373,644	$ 44,647	$ 565,548	$ 26,943	$ 223,964
Total number of mutual fund shares	15,841,889	1,904,123	27,167,029	1,306,787	14,630,105
Cost of mutual fund shares	$ 356,075	$ 45,831	$ 519,966	$ 24,254	$ 184,392

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 33,174	$ 1,901,488	$ 214,566	$ 856	$ 76,891
Total assets	33,174	1,901,488	214,566	856	76,891
Liabilities					
Payable to related parties	4	209	26	-	11
Total liabilities	4	209	26	-	11
Net assets	$ 33,170	$ 1,901,279	$ 214,540	$ 856	$ 76,880
Total number of mutual fund shares	2,183,965	134,191,101	14,686,245	58,889	8,412,544
Cost of mutual fund shares	$ 27,289	$ 1,803,880	$ 197,437	$ 655	$ 70,123

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 62,741	$ 822,886	$ 15,421	$ 405,326	$ 16,540
Total assets	62,741	822,886	15,421	405,326	16,540
Liabilities					
Payable to related parties	14	131	2	84	2
Total liabilities	14	131	2	84	2
Net assets	$ 62,727	$ 822,755	$ 15,419	$ 405,242	$ 16,538
Total number of mutual fund shares	6,145,038	822,886,171	15,420,738	21,525,553	884,955
Cost of mutual fund shares	$ 64,909	$ 822,886	$ 15,421	$ 330,271	$ 13,371

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 614,174	$ 30,936	$ 460,236	$ 357,557	$ 59,533
Total assets	614,174	30,936	460,236	357,557	59,533
Liabilities					
Payable to related parties	102	4	61	40	7
Total liabilities	102	4	61	40	7
Net assets	$ 614,072	$ 30,932	$ 460,175	$ 357,517	$ 59,526
Total number of mutual fund shares	38,100,132	1,937,119	30,682,396	21,749,227	3,643,375
Cost of mutual fund shares	$ 596,601	$ 31,475	$ 429,376	$ 294,482	$ 48,975

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 49,207	$ 590,793	$ 2,930,217	$ 64,895	$ 45,388
Total assets	49,207	590,793	2,930,217	64,895	45,388
Liabilities					
Payable to related parties	4	66	255	6	6
Total liabilities	4	66	255	6	6
Net assets	$ 49,203	$ 590,727	$ 2,929,962	$ 64,889	$ 45,382
Total number of mutual fund shares	4,389,572	55,577,890	239,985,052	5,345,537	3,967,520
Cost of mutual fund shares	$ 47,082	$ 545,878	$ 2,867,371	$ 62,565	$ 45,005

The accompanying notes are an integral part of these financial statements.

13

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 438,357	$ 584,981	$ 4,209,105	$ 2,853,203	$ 1,668,639
Total assets	438,357	584,981	4,209,105	2,853,203	1,668,639
Liabilities					
Payable to related parties	72	56	614	322	175
Total liabilities	72	56	614	322	175
Net assets	$ 438,285	$ 584,925	$ 4,208,491	$ 2,852,881	$ 1,668,464
Total number of mutual fund shares	38,758,363	61,706,844	372,817,093	248,320,581	144,096,661
Cost of mutual fund shares	$ 419,112	$ 544,421	$ 3,457,821	$ 2,375,532	$ 1,418,866

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,461,723	$ 77,170	$ 645,295	$ 24,317	$ 144,838
Total assets	2,461,723	77,170	645,295	24,317	144,838
Liabilities					
Payable to related parties	295	8	88	3	17
Total liabilities	295	8	88	3	17
Net assets	$ 2,461,428	$ 77,162	$ 645,207	$ 24,314	$ 144,821
Total number of mutual fund shares	98,233,143	3,091,765	49,071,851	1,863,343	12,379,340
Cost of mutual fund shares	$ 2,213,336	$ 71,673	$ 590,428	$ 23,420	$ 155,819

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 243,298	$ 4,627	$ 100	$ 1,828	$ 351,077
Total assets	243,298	4,627	100	1,828	351,077
Liabilities					
Payable to related parties	35	-	-	-	-
Total liabilities	35	-	-	-	-
Net assets	$ 243,263	$ 4,627	$ 100	$ 1,828	$ 351,077
Total number of mutual fund shares	19,448,305	372,256	10,906	151,946	15,145,683
Cost of mutual fund shares	$ 237,589	$ 4,570	$ 119	$ 1,615	$ 250,122

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 125,010	$ 244,783	$ 8,567	$ 711	$ 5,715
Total assets	125,010	244,783	8,567	711	5,715
Liabilities					
Payable to related parties	11	19	-	-	1
Total liabilities	11	19	-	-	1
Net assets	$ 124,999	$ 244,764	$ 8,567	$ 711	$ 5,714
Total number of mutual fund shares	10,908,387	13,055,071	746,217	23,722	191,771
Cost of mutual fund shares	$ 84,068	$ 206,471	$ 8,363	$ 649	$ 5,812

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 189,092	$ 1,521	$ 176,309	$ 168,053	$ 4,776
Total assets	189,092	1,521	176,309	168,053	4,776
Liabilities					
Payable to related parties	20	19	-	13	1
Total liabilities	20	19	-	13	1
Net assets	$ 189,072	$ 1,502	$ 176,309	$ 168,040	$ 4,775
Total number of mutual fund shares	16,428,471	41,762	4,866,380	10,063,027	317,151
Cost of mutual fund shares	$ 163,261	$ 1,389	$ 152,753	$ 142,410	$ 4,237

The accompanying notes are an integral part of these financial statements.

18

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 130,904	$ 5,259	$ 15,403	$ 16,393	$ 9,409
Total assets	130,904	5,259	15,403	16,393	9,409
Liabilities					
Payable to related parties	13	-	-	1	1
Total liabilities	13	-	-	1	1
Net assets	$ 130,891	$ 5,259	$ 15,403	$ 16,392	$ 9,408
Total number of mutual fund shares	8,947,627	431,429	1,358,310	1,410,797	786,736
Cost of mutual fund shares	$ 123,015	$ 4,787	$ 13,871	$ 13,141	$ 8,072

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,283	$ 5,875	$ 8,501	$ 158,188	$ 609,723
Total assets	1,283	5,875	8,501	158,188	609,723
Liabilities					
Payable to related parties	-	-	-	14	74
Total liabilities	-	-	-	14	74
Net assets	$ 1,283	$ 5,875	$ 8,501	$ 158,174	$ 609,649
Total number of mutual fund shares	106,007	532,630	988,474	2,506,544	54,979,560
Cost of mutual fund shares	$ 1,139	$ 5,499	$ 5,829	$ 146,691	$ 532,124

The accompanying notes are an integral part of these financial statements.

20

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 5,110	$ 1,560	$ 505	$ 1,042	$ 1,198,383
Total assets	5,110	1,560	505	1,042	1,198,383
Liabilities					
Payable to related parties	-	-	-	-	131
Total liabilities	-	-	-	-	131
Net assets	$ 5,110	$ 1,560	$ 505	$ 1,042	$ 1,198,252
Total number of mutual fund shares	524,668	141,051	46,244	94,763	49,316,153
Cost of mutual fund shares	$ 5,270	$ 1,541	$ 525	$ 988	$ 1,098,809

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Assets					
Investments in mutual funds					
at fair value	$ 65	$ 701,339	$ 3,515	$ 1,696	$ 6,922
Total assets	65	701,339	3,515	1,696	6,922
Liabilities					
Payable to related parties	-	118	-	-	1
Total liabilities	-	118	-	-	1
Net assets	$ 65	$ 701,221	$ 3,515	$ 1,696	$ 6,921
Total number of mutual fund shares	2,647	28,837,959	455,911	221,363	725,568
Cost of mutual fund shares	$ 63	$ 581,236	$ 3,904	$ 1,982	$ 7,086

The accompanying notes are an integral part of these financial statements.

22

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 23,807	$ 186,226	$ 8,829	$ 2,261	$ 52,714
Total assets	23,807	186,226	8,829	2,261	52,714
Liabilities					
Payable to related parties	7	21	1	-	4
Total liabilities	7	21	1	-	4
Net assets	$ 23,800	$ 186,205	$ 8,828	$ 2,261	$ 52,710
Total number of mutual fund shares	2,402,368	34,939,219	891,796	184,590	3,714,855
Cost of mutual fund shares	$ 24,218	$ 188,992	$ 8,128	$ 2,204	$ 51,079

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 120,491	$ 108,190	$ 81,430	$ 45,023	$ 4,665
Total assets	120,491	108,190	81,430	45,023	4,665
Liabilities					
Payable to related parties	19	13	10	4	1
Total liabilities	19	13	10	4	1
Net assets	$ 120,472	$ 108,177	$ 81,420	$ 45,019	$ 4,664
Total number of mutual fund shares	7,906,217	6,161,156	5,315,306	5,353,460	498,963
Cost of mutual fund shares	$ 118,964	$ 102,969	$ 79,728	$ 43,065	$ 4,846

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 152,883	$ 330,068	$ 61,927	$ 246,598	$ 123,550
Total assets	152,883	330,068	61,927	246,598	123,550
Liabilities					
Payable to related parties	23	59	5	44	8
Total liabilities	23	59	5	44	8
Net assets	$ 152,860	$ 330,009	$ 61,922	$ 246,554	$ 123,542
Total number of mutual fund shares	9,149,177	30,088,282	4,354,921	13,460,566	9,995,967
Cost of mutual fund shares	$ 127,254	$ 269,005	$ 57,774	$ 180,685	$ 116,116

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 151,314	$ 82,215	$ 241,749	$ 176,345	$ 6,905
Total assets	151,314	82,215	241,749	176,345	6,905
Liabilities					
Payable to related parties	14	6	25	17	-
Total liabilities	14	6	25	17	-
Net assets	$ 151,300	$ 82,209	$ 241,724	$ 176,328	$ 6,905
Total number of mutual fund shares	11,839,889	4,248,830	22,097,739	21,427,048	826,951
Cost of mutual fund shares	$ 144,806	$ 71,876	$ 241,275	$ 143,598	$ 8,051

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 349,433	$ 58,288	$ 73	$ 65	$ 1,478
Total assets	349,433	58,288	73	65	1,478
Liabilities					
Payable to related parties	66	10	-	-	-
Total liabilities	66	10	-	-	-
Net assets	$ 349,367	$ 58,278	$ 73	$ 65	$ 1,478
Total number of mutual fund shares	27,798,939	2,693,511	4,759	10,879	74,033
Cost of mutual fund shares	$ 285,764	$ 49,128	$ 77	$ 63	$ 1,003

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets					
Investments in mutual funds					
at fair value	$ 14,814	$ 13,428	$ 11,204	$ 6,720	$ 5,178
Total assets	14,814	13,428	11,204	6,720	5,178
Liabilities					
Payable to related parties	-	-	3	1	1
Total liabilities	-	-	3	1	1
Net assets	$ 14,814	$ 13,428	$ 11,201	$ 6,719	$ 5,177
Total number of mutual fund shares	1,039,548	621,675	379,529	311,235	741,864
Cost of mutual fund shares	$ 13,947	$ 11,704	$ 11,612	$ 8,073	$ 12,318

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 16,728	$ 1,122	$ 1,443	$ 747	$ 233
Total assets	16,728	1,122	1,443	747	233
Liabilities					
Payable to related parties	3	-	-	-	-
Total liabilities	3	-	-	-	-
Net assets	$ 16,725	$ 1,122	$ 1,443	$ 747	$ 233
Total number of mutual fund shares	461,085	44,645	107,139	51,088	29,522
Cost of mutual fund shares	$ 17,157	$ 870	$ 1,346	$ 695	$ 179

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Assets	
Investments in mutual funds	
at fair value	$ 712
Total assets	712
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 712
Total number of mutual fund shares	65,786
Cost of mutual fund shares	$ 663

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A
Net investment income (loss)					
Income:					
Dividends	$ 30	$ 14,487	$ 7	$ 373	$ -
Total investment income	30	14,487	7	373	-
Expenses:					
Mortality, expense risk and other charges	103	18,048	5	2,316	-
Annual administrative charges	(1)	155	-	45	-
Contingent deferred sales charges	2	362	-	52	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	43	8,602	-	1,121	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	147	27,167	5	3,534	-
Net investment income (loss)	(117)	(12,680)	2	(3,161)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,876	55,930	(1)	(2,841)	-
Capital gains distributions	-	3,265	-	5,992	-
Total realized gain (loss) on investments and capital gains distributions	1,876	59,195	(1)	3,151	-
Net unrealized appreciation (depreciation) of investments	1,714	25,261	31	10,402	1
Net realized and unrealized gain (loss) on investments	3,590	84,456	30	13,553	1
Net increase (decrease) in net assets resulting from operations	$ 3,473	$ 71,776	$ 32	$ 10,392	$ 1

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 4,547	$ 7,472	$ 88
Total investment income	-	-	4,547	7,472	88
Expenses:					
Mortality, expense risk and other charges	5	-	2,700	11,448	122
Annual administrative charges	-	-	45	141	1
Contingent deferred sales charges	-	-	72	347	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	1,107	4,801	58
Amortization of deferred charges	-	-	-	-	-
Total expenses	5	-	3,924	16,737	182
Net investment income (loss)	(5)	-	623	(9,265)	(94)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	(6,170)	(37,161)	(138)
Capital gains distributions	-	-	10,260	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	4,090	(37,161)	(138)
Net unrealized appreciation (depreciation) of investments	54	-	16,690	132,644	1,986
Net realized and unrealized gain (loss) on investments	55	-	20,780	95,483	1,848
Net increase (decrease) in net assets resulting from operations	$ 50	$ -	$ 21,403	$ 86,218	$ 1,754

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 149	$ 50,880	$ 4,867	$ 156	$ 1,354
Total investment income	149	50,880	4,867	156	1,354
Expenses:					
Mortality, expense risk and other charges	62	20,021	6,283	179	18,925
Annual administrative charges	1	263	65	3	42
Contingent deferred sales charges	-	847	247	6	652
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	8	8,124	3,012	73	8,431
Amortization of deferred charges	-	-	-	-	-
Total expenses	71	29,255	9,607	261	28,050
Net investment income (loss)	78	21,625	(4,740)	(105)	(26,696)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(213)	(9,267)	3,338	(11)	(46,498)
Capital gains distributions	-	-	947	10	39,311
Total realized gain (loss) on investments and capital gains distributions	(213)	(9,267)	4,285	(1)	(7,187)
Net unrealized appreciation (depreciation) of investments	754	63,614	43,813	1,427	150,180
Net realized and unrealized gain (loss) on investments	541	54,347	48,098	1,426	142,993
Net increase (decrease) in net assets resulting from operations	$ 619	$ 75,972	$ 43,358	$ 1,321	$ 116,297

The accompanying notes are an integral part of these financial statements.

33

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 126	$ 13,479	$ 2,625	$ 4,727	$ 333
Total investment income	126	13,479	2,625	4,727	333
Expenses:					
Mortality, expense risk and other charges	124	17,180	3,166	3,657	328
Annual administrative charges	2	217	32	11	1
Contingent deferred sales charges	5	521	79	111	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	60	7,484	1,587	1,566	171
Amortization of deferred charges	-	-	-	-	-
Total expenses	191	25,402	4,864	5,345	504
Net investment income (loss)	(65)	(11,923)	(2,239)	(618)	(171)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(62)	(65,844)	651	(207,064)	(16,017)
Capital gains distributions	21	-	14,283	-	-
Total realized gain (loss) on investments and capital gains distributions	(41)	(65,844)	14,934	(207,064)	(16,017)
Net unrealized appreciation (depreciation) of investments	877	211,784	5,035	212,846	16,511
Net realized and unrealized gain (loss) on investments	836	145,940	19,969	5,782	494
Net increase (decrease) in net assets resulting from operations	$ 771	$ 134,017	$ 17,730	$ 5,164	$ 323

The accompanying notes are an integral part of these financial statements.

34

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 1,387	$ 3,582	$ -	$ 724	$ 11,913
Total investment income	1,387	3,582	-	724	11,913
Expenses:					
Mortality, expense risk					
and other charges	3,362	9,271	1	2,613	7,522
Annual administrative charges	55	100	-	40	75
Contingent deferred sales charges	115	680	-	82	425
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,440	4,065	-	1,075	3,573
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,972	14,116	1	3,810	11,595
Net investment income (loss)	(3,585)	(10,534)	(1)	(3,086)	318
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,696	6,960	(13)	13,265	12,152
Capital gains distributions	2,910	27,469	-	-	11,677
Total realized gain (loss) on investments					
and capital gains distributions	5,606	34,429	(13)	13,265	23,829
Net unrealized appreciation					
(depreciation) of investments	25,003	(5,449)	31	5,868	(7,352)
Net realized and unrealized gain (loss)					
on investments	30,609	28,980	18	19,133	16,477
Net increase (decrease) in net assets					
resulting from operations	$ 27,024	$ 18,446	$ 17	$ 16,047	$ 16,795

The accompanying notes are an integral part of these financial statements.

35

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 690	$ 7	$ 2,853	$ 181	$ 3,373
Total investment income	690	7	2,853	181	3,373
Expenses:					
Mortality, expense risk and other charges	2,167	34	5,119	372	2,671
Annual administrative charges	28	-	113	5	30
Contingent deferred sales charges	86	-	178	5	98
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	977	18	1,854	189	1,350
Amortization of deferred charges	-	-	-	-	-
Total expenses	3,258	52	7,264	571	4,149
Net investment income (loss)	(2,568)	(45)	(4,411)	(390)	(776)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,587)	(105)	(22,078)	(884)	(3,040)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,587)	(105)	(22,078)	(884)	(3,040)
Net unrealized appreciation (depreciation) of investments	32,157	529	62,236	3,677	26,004
Net realized and unrealized gain (loss) on investments	28,570	424	40,158	2,793	22,964
Net increase (decrease) in net assets resulting from operations	$ 26,002	$ 379	$ 35,747	$ 2,403	$ 22,188

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3,640	$ 146	$ 28,040	$ 552	$ 2,755
Total investment income	3,640	146	28,040	552	2,755
Expenses:					
Mortality, expense risk and other charges	10,829	554	8,292	171	3,091
Annual administrative charges	210	8	99	2	35
Contingent deferred sales charges	243	4	280	1	89
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,889	280	3,052	82	1,266
Amortization of deferred charges	-	-	-	-	-
Total expenses	15,171	846	11,723	256	4,481
Net investment income (loss)	(11,531)	(700)	16,317	296	(1,726)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,507	291	(6,867)	163	(4,250)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,507	291	(6,867)	163	(4,250)
Net unrealized appreciation (depreciation) of investments	80,705	3,685	34,961	411	24,395
Net realized and unrealized gain (loss) on investments	82,212	3,976	28,094	574	20,145
Net increase (decrease) in net assets resulting from operations	$ 70,681	$ 3,276	$ 44,411	$ 870	$ 18,419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 28,104	$ 499	$ 3,410	$ 138	$ 7,104
Total investment income	28,104	499	3,410	138	7,104
Expenses:					
Mortality, expense risk and other charges	12,875	1,481	7,804	410	6,716
Annual administrative charges	167	14	119	5	140
Contingent deferred sales charges	560	50	295	4	100
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,228	699	3,416	215	1,722
Amortization of deferred charges	-	-	-	-	-
Total expenses	19,830	2,244	11,634	634	8,678
Net investment income (loss)	8,274	(1,745)	(8,224)	(496)	(1,574)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13,285)	(9,349)	(25,567)	(549)	(8,164)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(13,285)	(9,349)	(25,567)	(549)	(8,164)
Net unrealized appreciation (depreciation) of investments	97,911	5,143	9,264	(289)	55,203
Net realized and unrealized gain (loss) on investments	84,626	(4,206)	(16,303)	(838)	47,039
Net increase (decrease) in net assets resulting from operations	$ 92,900	$ (5,951)	$ (24,527)	$ (1,334)	$ 45,465

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 748	$ -	$ -	$ 376	$ 4
Total investment income	748	-	-	376	4
Expenses:					
Mortality, expense risk					
and other charges	831	9,426	472	4,086	604
Annual administrative charges	10	146	6	50	9
Contingent deferred sales charges	6	322	6	112	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	387	4,150	237	1,810	309
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,234	14,044	721	6,058	929
Net investment income (loss)	(486)	(14,044)	(721)	(5,682)	(925)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(613)	(21,331)	628	20,877	569
Capital gains distributions	-	13,496	664	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(613)	(7,835)	1,292	20,877	569
Net unrealized appreciation					
(depreciation) of investments	5,962	99,394	3,295	17,881	5,071
Net realized and unrealized gain (loss)					
on investments	5,349	91,559	4,587	38,758	5,640
Net increase (decrease) in net assets					
resulting from operations	$ 4,863	$ 77,515	$ 3,866	$ 33,076	$ 4,715

The accompanying notes are an integral part of these financial statements.

39

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 153	$ 1,020	$ 4	$ 1,657	$ 542
Total investment income	153	1,020	4	1,657	542
Expenses:					
Mortality, expense risk and other charges	15,069	4,403	16	1,343	1,122
Annual administrative charges	400	55	-	24	31
Contingent deferred sales charges	428	132	-	80	9
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	6,769	1,957	8	455	117
Amortization of deferred charges	-	-	-	-	-
Total expenses	22,666	6,547	24	1,902	1,279
Net investment income (loss)	(22,513)	(5,527)	(20)	(245)	(737)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,760	14,316	13	2,597	(1,426)
Capital gains distributions	215	2,341	8	-	-
Total realized gain (loss) on investments and capital gains distributions	4,975	16,657	21	2,597	(1,426)
Net unrealized appreciation (depreciation) of investments	97,608	20,382	111	6,005	1,929
Net realized and unrealized gain (loss) on investments	102,583	37,039	132	8,602	503
Net increase (decrease) in net assets resulting from operations	$ 80,070	$ 31,512	$ 112	$ 8,357	$ (234)

The accompanying notes are an integral part of these financial statements.

40

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,714	$ 42	$ 15,224
Total investment income	-	-	1,714	42	15,224
Expenses:					
Mortality, expense risk and other charges	14,291	293	7,653	307	10,812
Annual administrative charges	292	5	181	4	216
Contingent deferred sales charges	2,437	27	141	2	246
Minimum death benefit guarantee charges	1	-	-	-	-
Other contract charges	4,523	124	2,323	155	3,189
Amortization of deferred charges	-	-	-	-	-
Total expenses	21,544	449	10,298	468	14,463
Net investment income (loss)	(21,544)	(449)	(8,584)	(426)	761
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	33,265	509	(16,289)
Capital gains distributions	59	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	59	1	33,265	509	(16,289)
Net unrealized appreciation (depreciation) of investments	-	-	15,787	1,441	68,715
Net realized and unrealized gain (loss) on investments	59	1	49,052	1,950	52,426
Net increase (decrease) in net assets resulting from operations	$ (21,485)	$ (448)	$ 40,468	$ 1,524	$ 53,187

The accompanying notes are an integral part of these financial statements.

41

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 696	$ 14,169	$ 6,001	$ 914	$ 1,300
Total investment income	696	14,169	6,001	914	1,300
Expenses:					
Mortality, expense risk and other charges	571	8,046	6,351	1,110	839
Annual administrative charges	7	122	86	16	7
Contingent deferred sales charges	7	442	166	13	27
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	281	3,461	2,771	528	430
Amortization of deferred charges	-	-	-	-	-
Total expenses	866	12,071	9,374	1,667	1,303
Net investment income (loss)	(170)	2,098	(3,373)	(753)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(588)	(15,205)	(3,182)	1,602	1,096
Capital gains distributions	-	-	17,066	2,905	51
Total realized gain (loss) on investments and capital gains distributions	(588)	(15,205)	13,884	4,507	1,147
Net unrealized appreciation (depreciation) of investments	3,125	58,800	31,806	3,375	3,600
Net realized and unrealized gain (loss) on investments	2,537	43,595	45,690	7,882	4,747
Net increase (decrease) in net assets resulting from operations	$ 2,367	$ 45,693	$ 42,317	$ 7,129	$ 4,744

The accompanying notes are an integral part of these financial statements.

42

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 35,952	$ 95,175	$ 2,078	$ 593	$ 3,980
Total investment income	35,952	95,175	2,078	593	3,980
Expenses:					
Mortality, expense risk					
and other charges	9,922	48,485	1,173	815	7,883
Annual administrative charges	146	525	13	13	148
Contingent deferred sales charges	290	1,717	12	24	220
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,358	20,401	528	339	3,051
Amortization of deferred charges	-	-	-	-	-
Total expenses	13,716	71,128	1,726	1,191	11,302
Net investment income (loss)	22,236	24,047	352	(598)	(7,322)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	938	29,270	190	(366)	1,672
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	938	29,270	190	(366)	1,672
Net unrealized appreciation					
(depreciation) of investments	36,790	110,960	3,141	4,477	43,206
Net realized and unrealized gain (loss)					
on investments	37,728	140,230	3,331	4,111	44,878
Net increase (decrease) in net assets					
resulting from operations	$ 59,964	$ 164,277	$ 3,683	$ 3,513	$ 37,556

The accompanying notes are an integral part of these financial statements.

43

Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17,018	$ 99,416	$ 73,572	$ 53,048	$ 38,021
Total investment income	17,018	99,416	73,572	53,048	38,021
Expenses:					
Mortality, expense risk and other charges	9,768	73,682	50,058	29,220	42,083
Annual administrative charges	113	1,264	684	367	624
Contingent deferred sales charges	368	2,642	1,910	1,056	1,150
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,323	37,328	21,804	12,177	16,144
Amortization of deferred charges	-	-	-	-	(2)
Total expenses	14,572	114,916	74,456	42,820	59,999
Net investment income (loss)	2,446	(15,500)	(884)	10,228	(21,978)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,021	65,751	48,345	25,815	16,492
Capital gains distributions	7,226	-	-	-	68,436
Total realized gain (loss) on investments and capital gains distributions	19,247	65,751	48,345	25,815	84,928
Net unrealized appreciation (depreciation) of investments	6,886	348,163	195,022	85,932	206,957
Net realized and unrealized gain (loss) on investments	26,133	413,914	243,367	111,747	291,885
Net increase (decrease) in net assets resulting from operations	$ 28,579	$ 398,414	$ 242,483	$ 121,975	$ 269,907

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,094	$ 12,494	$ 447	$ 392	$ 4,336
Total investment income	1,094	12,494	447	392	4,336
Expenses:					
Mortality, expense risk					
and other charges	1,382	11,286	434	2,497	3,984
Annual administrative charges	17	185	7	37	72
Contingent deferred sales charges	18	309	4	57	82
Minimum death benefit guarantee charges	-	1	-	-	-
Other contract charges	675	4,338	221	1,103	1,393
Amortization of deferred charges	-	(1)	-	-	-
Total expenses	2,092	16,118	666	3,694	5,531
Net investment income (loss)	(998)	(3,624)	(219)	(3,302)	(1,195)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	30	(580)	(267)	(15,703)	(863)
Capital gains distributions	2,177	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,207	(580)	(267)	(15,703)	(863)
Net unrealized appreciation					
(depreciation) of investments	6,940	93,445	3,585	38,693	42,699
Net realized and unrealized gain (loss)					
on investments	9,147	92,865	3,318	22,990	41,836
Net increase (decrease) in net assets					
resulting from operations	$ 8,149	$ 89,241	$ 3,099	$ 19,688	$ 40,641

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 2	$ 20	$ -	$ 305
Total investment income	75	2	20	-	305
Expenses:					
Mortality, expense risk and other charges	77	1	19	5,922	2,214
Annual administrative charges	1	-	-	69	23
Contingent deferred sales charges	-	-	2	176	76
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	40	-	10	2,637	992
Amortization of deferred charges	-	-	-	-	-
Total expenses	118	1	31	8,804	3,305
Net investment income (loss)	(43)	1	(11)	(8,804)	(3,000)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(89)	(25)	209	26,578	1,735
Capital gains distributions	-	-	133	-	-
Total realized gain (loss) on investments and capital gains distributions	(89)	(25)	342	26,578	1,735
Net unrealized appreciation (depreciation) of investments	837	40	(75)	34,570	14,966
Net realized and unrealized gain (loss) on investments	748	15	267	61,148	16,701
Net increase (decrease) in net assets resulting from operations	$ 705	$ 16	$ 256	$ 52,344	$ 13,701

The accompanying notes are an integral part of these financial statements.

46

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 717	$ 506	$ 3	$ 5	$ 2,293
Total investment income	717	506	3	5	2,293
Expenses:					
Mortality, expense risk and other charges	4,311	86	11	91	3,253
Annual administrative charges	39	1	-	1	42
Contingent deferred sales charges	108	-	-	1	128
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,804	22	-	39	1,414
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,262	109	11	132	4,837
Net investment income (loss)	(5,545)	397	(8)	(127)	(2,544)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,582)	27	59	(157)	(4,783)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,582)	27	59	(157)	(4,783)
Net unrealized appreciation (depreciation) of investments	32,595	113	17	689	34,064
Net realized and unrealized gain (loss) on investments	28,013	140	76	532	29,281
Net increase (decrease) in net assets resulting from operations	$ 22,468	$ 537	$ 68	$ 405	$ 26,737

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 3,347	$ 1,130	$ 63	$ 1,242
Total investment income	36	3,347	1,130	63	1,242
Expenses:					
Mortality, expense risk and other charges	12	3,067	2,606	57	1,992
Annual administrative charges	(2)	43	28	1	26
Contingent deferred sales charges	-	76	83	-	69
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	1,226	1,136	1	826
Amortization of deferred charges	-	-	-	-	-
Total expenses	10	4,412	3,853	59	2,913
Net investment income (loss)	26	(1,065)	(2,723)	4	(1,671)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(1,338)	8,079	144	(6,479)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14	(1,338)	8,079	144	(6,479)
Net unrealized appreciation (depreciation) of investments	138	19,826	17,490	758	28,311
Net realized and unrealized gain (loss) on investments	152	18,488	25,569	902	21,832
Net increase (decrease) in net assets resulting from operations	$ 178	$ 17,423	$ 22,846	$ 906	$ 20,161

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 173	$ 627	$ 447	$ 217	$ 22
Total investment income	173	627	447	217	22
Expenses:					
Mortality, expense risk and other charges	59	163	176	110	14
Annual administrative charges	-	1	1	1	-
Contingent deferred sales charges	1	2	-	3	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	12	86	102	65	8
Amortization of deferred charges	-	-	-	-	-
Total expenses	72	252	279	179	22
Net investment income (loss)	101	375	168	38	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	90	(107)	(147)	(202)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	90	(107)	(147)	(202)	(6)
Net unrealized appreciation (depreciation) of investments	187	1,154	1,830	1,404	157
Net realized and unrealized gain (loss) on investments	277	1,047	1,683	1,202	151
Net increase (decrease) in net assets resulting from operations	$ 378	$ 1,422	$ 1,851	$ 1,240	$ 151

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 269	$ 21	$ -	$ 8,343	$ 36
Total investment income	269	21	-	8,343	36
Expenses:					
Mortality, expense risk and other charges	64	97	2,669	6,557	85
Annual administrative charges	-	1	31	139	1
Contingent deferred sales charges	2	1	86	167	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	22	52	1,140	2,835	33
Amortization of deferred charges	-	-	-	-	-
Total expenses	88	151	3,926	9,698	123
Net investment income (loss)	181	(130)	(3,926)	(1,355)	(87)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(64)	898	16,982	10,412	(81)
Capital gains distributions	-	749	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(64)	1,647	16,982	10,412	(81)
Net unrealized appreciation (depreciation) of investments	348	(250)	2,522	85,080	703
Net realized and unrealized gain (loss) on investments	284	1,397	19,504	95,492	622
Net increase (decrease) in net assets resulting from operations	$ 465	$ 1,267	$ 15,578	$ 94,137	$ 535

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 35	$ 5	$ 17	$ 16,562	$ 1
Total investment income	35	5	17	16,562	1
Expenses:					
Mortality, expense risk and other charges	14	6	10	21,452	1
Annual administrative charges	-	-	-	279	-
Contingent deferred sales charges	-	-	-	739	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	3	9,163	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	14	6	13	31,633	1
Net investment income (loss)	21	(1)	4	(15,071)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	(12)	(32)	11,380	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(16)	(12)	(32)	11,380	(1)
Net unrealized appreciation (depreciation) of investments	139	73	143	144,912	11
Net realized and unrealized gain (loss) on investments	123	61	111	156,292	10
Net increase (decrease) in net assets resulting from operations	$ 144	$ 60	$ 115	$ 141,221	$ 10

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 11,087	$ 113	$ 32	$ 66	$ 48
Total investment income	11,087	113	32	66	48
Expenses:					
Mortality, expense risk and other charges	12,727	17	19	31	32
Annual administrative charges	251	-	-	-	-
Contingent deferred sales charges	272	-	1	5	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,697	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	17,947	17	20	36	32
Net investment income (loss)	(6,860)	96	12	30	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14,051	(921)	(384)	(431)	(380)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14,051	(921)	(384)	(431)	(380)
Net unrealized appreciation (depreciation) of investments	81,107	813	345	363	323
Net realized and unrealized gain (loss) on investments	95,158	(108)	(39)	(68)	(57)
Net increase (decrease) in net assets resulting from operations	$ 88,298	$ (12)	$ (27)	$ (38)	$ (41)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 40	$ 171	$ 734	$ -
Total investment income	75	40	171	734	-
Expenses:					
Mortality, expense risk and other charges	72	30	136	461	3,613
Annual administrative charges	1	-	5	13	47
Contingent deferred sales charges	-	1	-	1	132
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	1,695
Amortization of deferred charges	-	-	-	-	-
Total expenses	73	31	141	475	5,487
Net investment income (loss)	2	9	30	259	(5,487)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(135)	(42)	(127)	(95)	11,694
Capital gains distributions	-	-	-	-	13,023
Total realized gain (loss) on investments and capital gains distributions	(135)	(42)	(127)	(95)	24,717
Net unrealized appreciation (depreciation) of investments	42	13	(65)	(692)	(10,575)
Net realized and unrealized gain (loss) on investments	(93)	(29)	(192)	(787)	14,142
Net increase (decrease) in net assets resulting from operations	$ (91)	$ (20)	$ (162)	$ (528)	$ 8,655

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 152	$ 59	$ 500	$ 1,706	$ 697
Total investment income	152	59	500	1,706	697
Expenses:					
Mortality, expense risk and other charges	94	42	806	1,974	1,831
Annual administrative charges	2	1	9	47	28
Contingent deferred sales charges	3	2	34	22	37
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	45	41	403	656	735
Amortization of deferred charges	-	-	-	-	-
Total expenses	144	86	1,252	2,699	2,631
Net investment income (loss)	8	(27)	(752)	(993)	(1,934)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(873)	(120)	83	(4,899)	(2,138)
Capital gains distributions	-	120	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(873)	-	83	(4,899)	(2,138)
Net unrealized appreciation (depreciation) of investments	1,533	275	10,712	20,112	19,187
Net realized and unrealized gain (loss) on investments	660	275	10,795	15,213	17,049
Net increase (decrease) in net assets resulting from operations	$ 668	$ 248	$ 10,043	$ 14,220	$ 15,115

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 243	$ 1,104	$ 52	$ 1,621	$ 7,074
Total investment income	243	1,104	52	1,621	7,074
Expenses:					
Mortality, expense risk and other charges	1,403	709	109	2,892	5,555
Annual administrative charges	20	9	-	50	130
Contingent deferred sales charges	26	26	1	68	115
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	583	295	19	1,252	1,510
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,032	1,039	129	4,262	7,310
Net investment income (loss)	(1,789)	65	(77)	(2,641)	(236)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,524)	(409)	(1,089)	17,997	24,920
Capital gains distributions	-	-	380	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,524)	(409)	(709)	17,997	24,920
Net unrealized appreciation (depreciation) of investments	11,823	6,298	947	1,029	11,948
Net realized and unrealized gain (loss) on investments	9,299	5,889	238	19,026	36,868
Net increase (decrease) in net assets resulting from operations	$ 7,510	$ 5,954	$ 161	$ 16,385	$ 36,632

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 683	$ 875	$ 1,053	$ 972	$ 132
Total investment income	683	875	1,053	972	132
Expenses:					
Mortality, expense risk and other charges	813	4,449	1,950	2,635	1,532
Annual administrative charges	11	94	17	30	14
Contingent deferred sales charges	75	105	69	75	33
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	281	1,392	834	1,129	681
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,180	6,040	2,870	3,869	2,260
Net investment income (loss)	(497)	(5,165)	(1,817)	(2,897)	(2,128)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,597	16,044	5,011	8,075	3,953
Capital gains distributions	-	-	4,074	7,527	3,341
Total realized gain (loss) on investments and capital gains distributions	1,597	16,044	9,085	15,602	7,294
Net unrealized appreciation (depreciation) of investments	4,987	19,064	6,729	5,105	4,427
Net realized and unrealized gain (loss) on investments	6,584	35,108	15,814	20,707	11,721
Net increase (decrease) in net assets resulting from operations	$ 6,087	$ 29,943	$ 13,997	$ 17,810	$ 9,593

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4,997	$ 6,923	$ 159	$ 1,455	$ -
Total investment income	4,997	6,923	159	1,455	-
Expenses:					
Mortality, expense risk and other charges	4,279	2,963	72	6,378	1,018
Annual administrative charges	48	32	1	144	22
Contingent deferred sales charges	124	87	-	142	19
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,882	1,493	33	2,143	439
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,333	4,575	106	8,807	1,498
Net investment income (loss)	(1,336)	2,348	53	(7,352)	(1,498)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,825	(2,729)	(1,058)	16,569	2,674
Capital gains distributions	5,749	-	-	9,736	5,949
Total realized gain (loss) on investments and capital gains distributions	10,574	(2,729)	(1,058)	26,305	8,623
Net unrealized appreciation (depreciation) of investments	(6,800)	20,189	2,097	19,276	(270)
Net realized and unrealized gain (loss) on investments	3,774	17,460	1,039	45,581	8,353
Net increase (decrease) in net assets resulting from operations	$ 2,438	$ 19,808	$ 1,092	$ 38,229	$ 6,855

The accompanying notes are an integral part of these financial statements.

57

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 5	$ 5	$ 148
Total investment income	2	-	5	5	148
Expenses:					
Mortality, expense risk and other charges	1	-	1	14	144
Annual administrative charges	-	-	-	-	1
Contingent deferred sales charges	-	-	-	-	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	7	41
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	-	1	21	187
Net investment income (loss)	1	-	4	(16)	(39)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(18)	(4)	67	459
Capital gains distributions	-	-	-	-	772
Total realized gain (loss) on investments and capital gains distributions	(2)	(18)	(4)	67	1,231
Net unrealized appreciation (depreciation) of investments	12	20	10	169	(223)
Net realized and unrealized gain (loss) on investments	10	2	6	236	1,008
Net increase (decrease) in net assets resulting from operations	$ 11	$ 2	$ 10	$ 220	$ 969

The accompanying notes are an integral part of these financial statements.

58

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Invesco Van Kampen American Franchise Fund - Class I Shares
Net investment income (loss)					
Income:					
Dividends	$ 524	$ -	$ 226	$ -	$ -
Total investment income	524	-	226	-	-
Expenses:					
Mortality, expense risk					
and other charges	148	214	117	96	205
Annual administrative charges	1	7	3	2	7
Contingent deferred sales charges	2	4	2	2	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	57	96	51	36	89
Amortization of deferred charges	-	-	-	-	-
Total expenses	208	321	173	136	306
Net investment income (loss)	316	(321)	53	(136)	(306)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(633)	(172)	(654)	(1,612)	(94)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(633)	(172)	(654)	(1,612)	(94)
Net unrealized appreciation					
(depreciation) of investments	1,476	1,762	1,444	1,213	(429)
Net realized and unrealized gain (loss)					
on investments	843	1,590	790	(399)	(523)
Net increase (decrease) in net assets					
resulting from operations	$ 1,159	$ 1,269	$ 843	$ (535)	$ (829)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)					
Income:					
Dividends	$ -	$ 24	$ 11	$ -	$ 12
Total investment income	-	24	11	-	12
Expenses:					
Mortality, expense risk and other charges	25	31	15	6	14
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	7	15	3	2	6
Amortization of deferred charges	-	-	-	-	-
Total expenses	32	46	18	8	20
Net investment income (loss)	(32)	(22)	(7)	(8)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	93	29	(16)	(20)	18
Capital gains distributions	84	-	-	16	15
Total realized gain (loss) on investments and capital gains distributions	177	29	(16)	(4)	33
Net unrealized appreciation (depreciation) of investments	64	189	142	32	4
Net realized and unrealized gain (loss) on investments	241	218	126	28	37
Net increase (decrease) in net assets resulting from operations	$ 209	$ 196	$ 119	$ 20	$ 29

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B
Net assets at January 1, 2011	$ 20,497	$ 1,153,042	$ 303	$ 162,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(414)	(3,123)	4	(2,655)
Total realized gain (loss) on investments				
and capital gains distributions	(1,800)	76,307	(4)	15,972
Net unrealized appreciation (depreciation)				
of investments	1,068	(139,537)	(5)	(26,358)
Net increase (decrease) in net assets from operations	(1,146)	(66,353)	(5)	(13,041)
Changes from principal transactions:				
Premiums	1	13,377	-	30
Death Benefits	(221)	(7,414)	(3)	(1,361)
Surrenders and withdrawals	(1,688)	(57,125)	(14)	(10,266)
Transfers between Divisions				
(including fixed account), net	(945)	46,569	(2)	(5,088)
Increase (decrease) in net assets derived from				
principal transactions	(2,853)	(4,593)	(19)	(16,685)
Total increase (decrease) in net assets	(3,999)	(70,946)	(24)	(29,726)
Net assets at December 31, 2011	16,498	1,082,096	279	132,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(117)	(12,680)	2	(3,161)
Total realized gain (loss) on investments				
and capital gains distributions	1,876	59,195	(1)	3,151
Net unrealized appreciation (depreciation)				
of investments	1,714	25,261	31	10,402
Net increase (decrease) in net assets from operations	3,473	71,776	32	10,392
Changes from principal transactions:				
Premiums	-	9,239	-	26
Death Benefits	(57)	(8,386)	-	(1,234)
Surrenders and withdrawals	(479)	(50,053)	(2)	(9,490)
Transfers between Divisions				
(including fixed account), net	(19,435)	(111,259)	16	(3,279)
Increase (decrease) in net assets derived from				
principal transactions	(19,971)	(160,459)	14	(13,977)
Total increase (decrease) in net assets	(16,498)	(88,683)	46	(3,585)
Net assets at December 31, 2012	$ -	$ 993,413	$ 325	$ 128,867

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2011	$ 18	$ -	$ -	$ 181,385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	-	(380)
Total realized gain (loss) on investments and capital gains distributions	-	(8)	-	(7,177)
Net unrealized appreciation (depreciation) of investments	-	(38)	-	4,916
Net increase (decrease) in net assets from operations	-	(49)	-	(2,641)
Changes from principal transactions:				
Premiums	-	-	-	74
Death Benefits	-	(47)	-	(2,343)
Surrenders and withdrawals	(7)	(3)	(15)	(13,460)
Transfers between Divisions (including fixed account), net	-	370	19	(5,882)
Increase (decrease) in net assets derived from principal transactions	(7)	320	4	(21,611)
Total increase (decrease) in net assets	(7)	271	4	(24,252)
Net assets at December 31, 2011	11	271	4	157,133
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	-	623
Total realized gain (loss) on investments and capital gains distributions	-	1	-	4,090
Net unrealized appreciation (depreciation) of investments	1	54	-	16,690
Net increase (decrease) in net assets from operations	1	50	-	21,403
Changes from principal transactions:				
Premiums	-	-	-	139
Death Benefits	-	-	-	(1,954)
Surrenders and withdrawals	-	(21)	(1)	(12,990)
Transfers between Divisions (including fixed account), net	1	(1)	-	(4,636)
Increase (decrease) in net assets derived from principal transactions	1	(22)	(1)	(19,441)
Total increase (decrease) in net assets	2	28	(1)	1,962
Net assets at December 31, 2012	$ 13	$ 299	$ 3	$ 159,095

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2011	$ 795,262	$ 14,384	$ 6,681	$ 1,253,226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12,348)	(117)	67	21,866
Total realized gain (loss) on investments				
and capital gains distributions	(40,649)	(653)	(257)	(19,884)
Net unrealized appreciation (depreciation)				
of investments	16,548	(28)	22	54,114
Net increase (decrease) in net assets from operations	(36,449)	(798)	(168)	56,096
Changes from principal transactions:				
Premiums	830	116	14	10,511
Death Benefits	(7,807)	(27)	(77)	(13,805)
Surrenders and withdrawals	(45,525)	(1,522)	(668)	(111,658)
Transfers between Divisions				
(including fixed account), net	(43,442)	(334)	(390)	20,254
Increase (decrease) in net assets derived from				
principal transactions	(95,944)	(1,767)	(1,121)	(94,698)
Total increase (decrease) in net assets	(132,393)	(2,565)	(1,289)	(38,602)
Net assets at December 31, 2011	662,869	11,819	5,392	1,214,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,265)	(94)	78	21,625
Total realized gain (loss) on investments				
and capital gains distributions	(37,161)	(138)	(213)	(9,267)
Net unrealized appreciation (depreciation)				
of investments	132,644	1,986	754	63,614
Net increase (decrease) in net assets from operations	86,218	1,754	619	75,972
Changes from principal transactions:				
Premiums	343	31	4	8,551
Death Benefits	(6,699)	(40)	(31)	(13,839)
Surrenders and withdrawals	(46,026)	(1,807)	(1,048)	(108,619)
Transfers between Divisions				
(including fixed account), net	(26,372)	(697)	(60)	8,885
Increase (decrease) in net assets derived from				
principal transactions	(78,754)	(2,513)	(1,135)	(105,022)
Total increase (decrease) in net assets	7,464	(759)	(516)	(29,050)
Net assets at December 31, 2012	$ 670,333	$ 11,060	$ 4,876	$ 1,185,574

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio	ING American Funds International Growth and Income Portfolio
Net assets at January 1, 2011	$ 352,116	$ -	$ 2,301,516	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,054)	(107)	(51,036)	(78)
Total realized gain (loss) on investments and capital gains distributions	1,197	(172)	17,035	(127)
Net unrealized appreciation (depreciation) of investments	(3,094)	(291)	(113,998)	(390)
Net increase (decrease) in net assets from operations	(5,951)	(570)	(147,999)	(595)
Changes from principal transactions:				
Premiums	5,773	237	16,229	223
Death Benefits	(2,039)	-	(20,943)	-
Surrenders and withdrawals	(15,070)	(296)	(129,107)	(190)
Transfers between Divisions (including fixed account), net	6,105	7,451	(135,685)	5,052
Increase (decrease) in net assets derived from principal transactions	(5,231)	7,392	(269,506)	5,085
Total increase (decrease) in net assets	(11,182)	6,822	(417,505)	4,490
Net assets at December 31, 2011	340,934	6,822	1,884,011	4,490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,740)	(105)	(26,696)	(65)
Total realized gain (loss) on investments and capital gains distributions	4,285	(1)	(7,187)	(41)
Net unrealized appreciation (depreciation) of investments	43,813	1,427	150,180	877
Net increase (decrease) in net assets from operations	43,358	1,321	116,297	771
Changes from principal transactions:				
Premiums	6,022	179	4,988	324
Death Benefits	(2,428)	(14)	(12,514)	(78)
Surrenders and withdrawals	(22,746)	(619)	(63,502)	(395)
Transfers between Divisions (including fixed account), net	27,777	7,100	(1,929,280)	5,917
Increase (decrease) in net assets derived from principal transactions	8,625	6,646	(2,000,308)	5,768
Total increase (decrease) in net assets	51,983	7,967	(1,884,011)	6,539
Net assets at December 31, 2012	$ 392,917	$ 14,789	$ -	$ 11,029

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 1,355,667	$ 180,515	$ 543,023	$ 45,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10,812)	(4,044)	(3,104)	(411)
Total realized gain (loss) on investments and capital gains distributions	(29,984)	17,717	(39,745)	(1,096)
Net unrealized appreciation (depreciation) of investments	(160,596)	(33,776)	(73,201)	(8,632)
Net increase (decrease) in net assets from operations	(201,392)	(20,103)	(116,050)	(10,139)
Changes from principal transactions:				
Premiums	9,683	3,400	8,337	409
Death Benefits	(11,129)	(1,420)	(4,528)	(174)
Surrenders and withdrawals	(73,055)	(11,668)	(34,361)	(2,968)
Transfers between Divisions (including fixed account), net	(102,655)	33,590	(36,473)	(1,495)
Increase (decrease) in net assets derived from principal transactions	(177,156)	23,902	(67,025)	(4,228)
Total increase (decrease) in net assets	(378,548)	3,799	(183,075)	(14,367)
Net assets at December 31, 2011	977,119	184,314	359,948	30,958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11,923)	(2,239)	(618)	(171)
Total realized gain (loss) on investments and capital gains distributions	(65,844)	14,934	(207,064)	(16,017)
Net unrealized appreciation (depreciation) of investments	211,784	5,035	212,846	16,511
Net increase (decrease) in net assets from operations	134,017	17,730	5,164	323
Changes from principal transactions:				
Premiums	6,699	2,415	974	(34)
Death Benefits	(9,657)	(1,666)	(2,262)	(142)
Surrenders and withdrawals	(60,638)	(8,507)	(13,612)	(833)
Transfers between Divisions (including fixed account), net	(38,493)	(8,319)	(350,212)	(30,272)
Increase (decrease) in net assets derived from principal transactions	(102,089)	(16,077)	(365,112)	(31,281)
Total increase (decrease) in net assets	31,928	1,653	(359,948)	(30,958)
Net assets at December 31, 2012	$ 1,009,047	$ 185,967	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 167,211	$ 255,091	$ 153	$ 131,991
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,711)	(1,356)	-	(3,118)
Total realized gain (loss) on investments				
and capital gains distributions	(4,717)	15,724	(5)	(4,312)
Net unrealized appreciation (depreciation)				
of investments	9,734	13,968	2	(2,224)
Net increase (decrease) in net assets from operations	1,306	28,336	(3)	(9,654)
Changes from principal transactions:				
Premiums	1,611	4,226	-	1,361
Death Benefits	(1,672)	(2,738)	-	(1,242)
Surrenders and withdrawals	(14,192)	(29,921)	(9)	(12,457)
Transfers between Divisions				
(including fixed account), net	21,097	249,319	(7)	28,505
Increase (decrease) in net assets derived from				
principal transactions	6,844	220,886	(16)	16,167
Total increase (decrease) in net assets	8,150	249,222	(19)	6,513
Net assets at December 31, 2011	175,361	504,313	134	138,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,585)	(10,534)	(1)	(3,086)
Total realized gain (loss) on investments				
and capital gains distributions	5,606	34,429	(13)	13,265
Net unrealized appreciation (depreciation)				
of investments	25,003	(5,449)	31	5,868
Net increase (decrease) in net assets from operations	27,024	18,446	17	16,047
Changes from principal transactions:				
Premiums	1,811	5,001	-	1,099
Death Benefits	(1,361)	(5,793)	-	(1,634)
Surrenders and withdrawals	(14,273)	(57,509)	(66)	(12,716)
Transfers between Divisions				
(including fixed account), net	10,068	104,398	(16)	4,814
Increase (decrease) in net assets derived from				
principal transactions	(3,755)	46,097	(82)	(8,437)
Total increase (decrease) in net assets	23,269	64,543	(65)	7,610
Net assets at December 31, 2012	$ 198,630	$ 568,856	$ 69	$ 146,114

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2011	$ 500,271	$ 148,699	$ 2,264	$ 322,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	945	1,253	10	(3,710)
Total realized gain (loss) on investments				
and capital gains distributions	14,974	(7,827)	(169)	(28,568)
Net unrealized appreciation (depreciation)				
of investments	(1,823)	(3,437)	(5)	53,114
Net increase (decrease) in net assets from operations	14,096	(10,011)	(164)	20,836
Changes from principal transactions:				
Premiums	5,253	219	-	98
Death Benefits	(4,601)	(1,088)	(8)	(4,016)
Surrenders and withdrawals	(31,238)	(8,368)	(146)	(32,265)
Transfers between Divisions				
(including fixed account), net	(20,043)	(8,689)	(131)	(14,007)
Increase (decrease) in net assets derived from				
principal transactions	(50,629)	(17,926)	(285)	(50,190)
Total increase (decrease) in net assets	(36,533)	(27,937)	(449)	(29,354)
Net assets at December 31, 2011	463,738	120,762	1,815	292,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	318	(2,568)	(45)	(4,411)
Total realized gain (loss) on investments				
and capital gains distributions	23,829	(3,587)	(105)	(22,078)
Net unrealized appreciation (depreciation)				
of investments	(7,352)	32,157	529	62,236
Net increase (decrease) in net assets from operations	16,795	26,002	379	35,747
Changes from principal transactions:				
Premiums	4,942	201	-	95
Death Benefits	(5,190)	(1,140)	(2)	(5,158)
Surrenders and withdrawals	(32,239)	(8,234)	(143)	(28,958)
Transfers between Divisions				
(including fixed account), net	(1,763)	(6,915)	(114)	(11,413)
Increase (decrease) in net assets derived from				
principal transactions	(34,250)	(16,088)	(259)	(45,434)
Total increase (decrease) in net assets	(17,455)	9,914	120	(9,687)
Net assets at December 31, 2012	$ 446,283	$ 130,676	$ 1,935	$ 283,259

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 21,031	$ 222,454	$ 879,120	$ 37,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(323)	(619)	(16,920)	(854)
Total realized gain (loss) on investments and capital gains distributions	(814)	(9,816)	16,739	529
Net unrealized appreciation (depreciation) of investments	2,420	(11,536)	(99,698)	(4,364)
Net increase (decrease) in net assets from operations	1,283	(21,971)	(99,879)	(4,689)
Changes from principal transactions:				
Premiums	1	2,448	4,636	37
Death Benefits	(163)	(1,726)	(10,394)	(139)
Surrenders and withdrawals	(1,352)	(9,687)	(73,472)	(2,011)
Transfers between Divisions (including fixed account), net	(593)	(34,729)	(73,095)	(929)
Increase (decrease) in net assets derived from principal transactions	(2,107)	(43,694)	(152,325)	(3,042)
Total increase (decrease) in net assets	(824)	(65,665)	(252,204)	(7,731)
Net assets at December 31, 2011	20,207	156,789	626,916	29,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(390)	(776)	(11,531)	(700)
Total realized gain (loss) on investments and capital gains distributions	(884)	(3,040)	1,507	291
Net unrealized appreciation (depreciation) of investments	3,677	26,004	80,705	3,685
Net increase (decrease) in net assets from operations	2,403	22,188	70,681	3,276
Changes from principal transactions:				
Premiums	-	2,026	4,796	18
Death Benefits	(118)	(1,698)	(10,479)	(205)
Surrenders and withdrawals	(1,584)	(7,126)	(55,185)	(1,663)
Transfers between Divisions (including fixed account), net	(671)	(11,461)	(40,412)	(852)
Increase (decrease) in net assets derived from principal transactions	(2,373)	(18,259)	(101,280)	(2,702)
Total increase (decrease) in net assets	30	3,929	(30,599)	574
Net assets at December 31, 2012	$ 20,237	$ 160,718	$ 596,317	$ 30,178

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net assets at January 1, 2011	$ 448,938	$ 8,983	$ 200,678	$ 857,015
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14,871	254	1,814	(2,193)
Total realized gain (loss) on investments and capital gains distributions	(8,436)	(179)	(4,723)	(22,689)
Net unrealized appreciation (depreciation) of investments	(7,611)	(115)	(3,018)	(5,336)
Net increase (decrease) in net assets from operations	(1,176)	(40)	(5,927)	(30,218)
Changes from principal transactions:				
Premiums	4,564	24	1,957	6,767
Death Benefits	(5,258)	(63)	(1,816)	(7,177)
Surrenders and withdrawals	(32,737)	(658)	(11,943)	(37,714)
Transfers between Divisions (including fixed account), net	41,927	762	(4,785)	(40,822)
Increase (decrease) in net assets derived from principal transactions	8,496	65	(16,587)	(78,946)
Total increase (decrease) in net assets	7,320	25	(22,514)	(109,164)
Net assets at December 31, 2011	456,258	9,008	178,164	747,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16,317	296	(1,726)	8,274
Total realized gain (loss) on investments and capital gains distributions	(6,867)	163	(4,250)	(13,285)
Net unrealized appreciation (depreciation) of investments	34,961	411	24,395	97,911
Net increase (decrease) in net assets from operations	44,411	870	18,419	92,900
Changes from principal transactions:				
Premiums	3,389	-	1,472	5,532
Death Benefits	(5,599)	(173)	(1,902)	(7,821)
Surrenders and withdrawals	(37,042)	(457)	(11,678)	(44,824)
Transfers between Divisions (including fixed account), net	22,263	1,011	(7,908)	(25,372)
Increase (decrease) in net assets derived from principal transactions	(16,989)	381	(20,016)	(72,485)
Total increase (decrease) in net assets	27,422	1,251	(1,597)	20,415
Net assets at December 31, 2012	$ 483,680	$ 10,259	$ 176,567	$ 768,266

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 653,531	$ 30,533	$ 460,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,165)	(12,000)	(659)	(4,125)
Total realized gain (loss) on investments and capital gains distributions	(3,055)	(14,694)	(164)	10,484
Net unrealized appreciation (depreciation) of investments	(12,737)	(37,942)	(2,491)	(24,374)
Net increase (decrease) in net assets from operations	(16,957)	(64,636)	(3,314)	(18,015)
Changes from principal transactions:				
Premiums	1,569	162	1	1,798
Death Benefits	(341)	(5,108)	(280)	(11,952)
Surrenders and withdrawals	(3,589)	(45,240)	(1,349)	(36,822)
Transfers between Divisions (including fixed account), net	107,262	(47,432)	(792)	(11,902)
Increase (decrease) in net assets derived from principal transactions	104,901	(97,618)	(2,420)	(58,878)
Total increase (decrease) in net assets	87,944	(162,254)	(5,734)	(76,893)
Net assets at December 31, 2011	87,944	491,277	24,799	383,533
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,745)	(8,224)	(496)	(1,574)
Total realized gain (loss) on investments and capital gains distributions	(9,349)	(25,567)	(549)	(8,164)
Net unrealized appreciation (depreciation) of investments	5,143	9,264	(289)	55,203
Net increase (decrease) in net assets from operations	(5,951)	(24,527)	(1,334)	45,465
Changes from principal transactions:				
Premiums	911	149	1	1,843
Death Benefits	(382)	(3,871)	(117)	(12,024)
Surrenders and withdrawals	(5,199)	(31,439)	(1,349)	(33,155)
Transfers between Divisions (including fixed account), net	(5,109)	(20,927)	(415)	(12,018)
Increase (decrease) in net assets derived from principal transactions	(9,779)	(56,088)	(1,880)	(55,354)
Total increase (decrease) in net assets	(15,730)	(80,615)	(3,214)	(9,889)
Net assets at December 31, 2012	$ 72,214	$ 410,662	$ 21,585	$ 373,644

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 52,570	$ 657,788	$ 35,486	$ 257,411
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(788)	(9,954)	(610)	(5,091)
Total realized gain (loss) on investments and capital gains distributions	(784)	12,708	2,397	(5,048)
Net unrealized appreciation (depreciation) of investments	(848)	(133,654)	(8,715)	3,052
Net increase (decrease) in net assets from operations	(2,420)	(130,900)	(6,928)	(7,087)
Changes from principal transactions:				
Premiums	12	4,929	-	1,480
Death Benefits	(464)	(4,227)	(172)	(1,607)
Surrenders and withdrawals	(3,683)	(43,624)	(2,031)	(18,328)
Transfers between Divisions (including fixed account), net	(1,482)	11,179	(879)	(7,974)
Increase (decrease) in net assets derived from principal transactions	(5,617)	(31,743)	(3,082)	(26,429)
Total increase (decrease) in net assets	(8,037)	(162,643)	(10,010)	(33,516)
Net assets at December 31, 2011	44,533	495,145	25,476	223,895
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(486)	(14,044)	(721)	(5,682)
Total realized gain (loss) on investments and capital gains distributions	(613)	(7,835)	1,292	20,877
Net unrealized appreciation (depreciation) of investments	5,962	99,394	3,295	17,881
Net increase (decrease) in net assets from operations	4,863	77,515	3,866	33,076
Changes from principal transactions:				
Premiums	24	4,392	(1)	1,538
Death Benefits	(449)	(4,988)	(129)	(1,881)
Surrenders and withdrawals	(3,339)	(35,740)	(1,265)	(17,239)
Transfers between Divisions (including fixed account), net	(985)	29,224	(1,004)	(15,425)
Increase (decrease) in net assets derived from principal transactions	(4,749)	(7,112)	(2,399)	(33,007)
Total increase (decrease) in net assets	114	70,403	1,467	69
Net assets at December 31, 2012	$ 44,647	$ 565,548	$ 26,943	$ 223,964

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 38,538	$ -	$ 121,916	$ 886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(900)	-	(5,190)	(23)
Total realized gain (loss) on investments and capital gains distributions	198	-	25,733	72
Net unrealized appreciation (depreciation) of investments	(580)	-	(23,630)	(55)
Net increase (decrease) in net assets from operations	(1,282)	-	(3,087)	(6)
Changes from principal transactions:				
Premiums	3	-	1,442	-
Death Benefits	(492)	-	(1,111)	-
Surrenders and withdrawals	(2,502)	-	(14,155)	(72)
Transfers between Divisions (including fixed account), net	(2,183)	-	112,727	(24)
Increase (decrease) in net assets derived from principal transactions	(5,174)	-	98,903	(96)
Total increase (decrease) in net assets	(6,456)	-	95,816	(102)
Net assets at December 31, 2011	32,082	-	217,732	784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(925)	(22,513)	(5,527)	(20)
Total realized gain (loss) on investments and capital gains distributions	569	4,975	16,657	21
Net unrealized appreciation (depreciation) of investments	5,071	97,608	20,382	111
Net increase (decrease) in net assets from operations	4,715	80,070	31,512	112
Changes from principal transactions:				
Premiums	2	4,508	575	-
Death Benefits	(270)	(8,393)	(2,205)	(14)
Surrenders and withdrawals	(2,463)	(56,134)	(16,567)	(12)
Transfers between Divisions (including fixed account), net	(896)	1,881,228	(16,507)	(14)
Increase (decrease) in net assets derived from principal transactions	(3,627)	1,821,209	(34,704)	(40)
Total increase (decrease) in net assets	1,088	1,901,279	(3,192)	72
Net assets at December 31, 2012	$ 33,170	$ 1,901,279	$ 214,540	$ 856

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Net assets at January 1, 2011	$ -	$ 94,829	$ 1,063,594	$ 23,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(757)	1,105	(27,386)	(617)
Total realized gain (loss) on investments and capital gains distributions	(836)	(2,671)	291	6
Net unrealized appreciation (depreciation) of investments	763	1,059	-	-
Net increase (decrease) in net assets from operations	(830)	(507)	(27,095)	(611)
Changes from principal transactions:				
Premiums	294	(18)	21,374	1,001
Death Benefits	(1,419)	(3,202)	(15,050)	(192)
Surrenders and withdrawals	(7,240)	(12,513)	(363,002)	(13,161)
Transfers between Divisions (including fixed account), net	73,935	(2,825)	314,406	9,264
Increase (decrease) in net assets derived from principal transactions	65,570	(18,558)	(42,272)	(3,088)
Total increase (decrease) in net assets	64,740	(19,065)	(69,367)	(3,699)
Net assets at December 31, 2011	64,740	75,764	994,227	19,328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(245)	(737)	(21,544)	(449)
Total realized gain (loss) on investments and capital gains distributions	2,597	(1,426)	59	1
Net unrealized appreciation (depreciation) of investments	6,005	1,929	-	-
Net increase (decrease) in net assets from operations	8,357	(234)	(21,485)	(448)
Changes from principal transactions:				
Premiums	285	13	14,478	403
Death Benefits	(1,318)	(2,660)	(20,576)	(439)
Surrenders and withdrawals	(10,047)	(9,569)	(266,991)	(8,311)
Transfers between Divisions (including fixed account), net	14,863	(587)	123,102	4,886
Increase (decrease) in net assets derived from principal transactions	3,783	(12,803)	(149,987)	(3,461)
Total increase (decrease) in net assets	12,140	(13,037)	(171,472)	(3,909)
Net assets at December 31, 2012	$ 76,880	$ 62,727	$ 822,755	$ 15,419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 502,962	$ 18,769	$ 742,863	$ 34,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,711)	(468)	760	(149)
Total realized gain (loss) on investments and capital gains distributions	45,214	527	(15,414)	(1,228)
Net unrealized appreciation (depreciation) of investments	(53,861)	(834)	10,803	928
Net increase (decrease) in net assets from operations	(18,358)	(775)	(3,851)	(449)
Changes from principal transactions:				
Premiums	3,314	6	4,364	14
Death Benefits	(10,652)	(135)	(16,030)	(288)
Surrenders and withdrawals	(42,353)	(1,259)	(72,532)	(2,001)
Transfers between Divisions (including fixed account), net	(17,241)	(239)	(19,187)	(797)
Increase (decrease) in net assets derived from principal transactions	(66,932)	(1,627)	(103,385)	(3,072)
Total increase (decrease) in net assets	(85,290)	(2,402)	(107,236)	(3,521)
Net assets at December 31, 2011	417,672	16,367	635,627	30,990
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,584)	(426)	761	(170)
Total realized gain (loss) on investments and capital gains distributions	33,265	509	(16,289)	(588)
Net unrealized appreciation (depreciation) of investments	15,787	1,441	68,715	3,125
Net increase (decrease) in net assets from operations	40,468	1,524	53,187	2,367
Changes from principal transactions:				
Premiums	2,448	2	4,584	66
Death Benefits	(10,154)	(222)	(15,466)	(269)
Surrenders and withdrawals	(36,007)	(927)	(62,581)	(2,187)
Transfers between Divisions (including fixed account), net	(9,185)	(206)	(1,279)	(35)
Increase (decrease) in net assets derived from principal transactions	(52,898)	(1,353)	(74,742)	(2,425)
Total increase (decrease) in net assets	(12,430)	171	(21,555)	(58)
Net assets at December 31, 2012	$ 405,242	$ 16,538	$ 614,072	$ 30,932

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net assets at January 1, 2011	$ 431,592	$ 326,147	$ 62,764	$ 60,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,298	(886)	(320)	(1,460)
Total realized gain (loss) on investments and capital gains distributions	(14,338)	(1,028)	1,762	5,331
Net unrealized appreciation (depreciation) of investments	25,614	21,385	2,267	(7,753)
Net increase (decrease) in net assets from operations	15,574	19,471	3,709	(3,882)
Changes from principal transactions:				
Premiums	5,069	2,845	67	822
Death Benefits	(3,936)	(3,234)	(598)	(487)
Surrenders and withdrawals	(33,233)	(22,101)	(4,785)	(3,297)
Transfers between Divisions (including fixed account), net	48,812	9,970	(2,359)	(2,420)
Increase (decrease) in net assets derived from principal transactions	16,712	(12,520)	(7,675)	(5,382)
Total increase (decrease) in net assets	32,286	6,951	(3,966)	(9,264)
Net assets at December 31, 2011	463,878	333,098	58,798	50,759
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,098	(3,373)	(753)	(3)
Total realized gain (loss) on investments and capital gains distributions	(15,205)	13,884	4,507	1,147
Net unrealized appreciation (depreciation) of investments	58,800	31,806	3,375	3,600
Net increase (decrease) in net assets from operations	45,693	42,317	7,129	4,744
Changes from principal transactions:				
Premiums	4,135	2,345	62	593
Death Benefits	(5,428)	(3,031)	(482)	(359)
Surrenders and withdrawals	(35,281)	(26,718)	(4,852)	(2,332)
Transfers between Divisions (including fixed account), net	(12,822)	9,506	(1,129)	(4,202)
Increase (decrease) in net assets derived from principal transactions	(49,396)	(17,898)	(6,401)	(6,300)
Total increase (decrease) in net assets	(3,703)	24,419	728	(1,556)
Net assets at December 31, 2012	$ 460,175	$ 357,517	$ 59,526	$ 49,203

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2011	$ 519,986	$ 2,995,230	$ 73,254	$ 57,938
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25,043	45,341	951	(621)
Total realized gain (loss) on investments				
and capital gains distributions	(2,553)	131,304	4,358	237
Net unrealized appreciation (depreciation)				
of investments	(12,874)	(155,150)	(4,911)	(3,366)
Net increase (decrease) in net assets from operations	9,616	21,495	398	(3,750)
Changes from principal transactions:				
Premiums	2,512	25,877	75	250
Death Benefits	(8,955)	(32,139)	(554)	(540)
Surrenders and withdrawals	(57,362)	(241,232)	(10,855)	(4,637)
Transfers between Divisions				
(including fixed account), net	40,480	50,421	3,518	(879)
Increase (decrease) in net assets derived from				
principal transactions	(23,325)	(197,073)	(7,816)	(5,806)
Total increase (decrease) in net assets	(13,709)	(175,578)	(7,418)	(9,556)
Net assets at December 31, 2011	506,277	2,819,652	65,836	48,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22,236	24,047	352	(598)
Total realized gain (loss) on investments				
and capital gains distributions	938	29,270	190	(366)
Net unrealized appreciation (depreciation)				
of investments	36,790	110,960	3,141	4,477
Net increase (decrease) in net assets from operations	59,964	164,277	3,683	3,513
Changes from principal transactions:				
Premiums	3,014	23,119	84	241
Death Benefits	(8,914)	(31,092)	(451)	(605)
Surrenders and withdrawals	(61,798)	(230,667)	(5,965)	(4,346)
Transfers between Divisions				
(including fixed account), net	92,184	184,673	1,702	(1,803)
Increase (decrease) in net assets derived from				
principal transactions	24,486	(53,967)	(4,630)	(6,513)
Total increase (decrease) in net assets	84,450	110,310	(947)	(3,000)
Net assets at December 31, 2012	$ 590,727	$ 2,929,962	$ 64,889	$ 45,382

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2011	$ 572,449	$ 470,803	$ 4,611,727	$ 3,185,520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,473)	(4,733)	(84,105)	(46,691)
Total realized gain (loss) on investments				
and capital gains distributions	1,707	16,679	55,907	39,098
Net unrealized appreciation (depreciation)				
of investments	(33,023)	571	(139,667)	(65,826)
Net increase (decrease) in net assets from operations	(37,789)	12,517	(167,865)	(73,419)
Changes from principal transactions:				
Premiums	2,881	5,306	42,896	24,135
Death Benefits	(7,225)	(4,923)	(40,032)	(39,428)
Surrenders and withdrawals	(44,054)	(34,728)	(197,531)	(169,785)
Transfers between Divisions				
(including fixed account), net	(24,437)	106,029	(137,508)	(68,075)
Increase (decrease) in net assets derived from				
principal transactions	(72,835)	71,684	(332,175)	(253,153)
Total increase (decrease) in net assets	(110,624)	84,201	(500,040)	(326,572)
Net assets at December 31, 2011	461,825	555,004	4,111,687	2,858,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7,322)	2,446	(15,500)	(884)
Total realized gain (loss) on investments				
and capital gains distributions	1,672	19,247	65,751	48,345
Net unrealized appreciation (depreciation)				
of investments	43,206	6,886	348,163	195,022
Net increase (decrease) in net assets from operations	37,556	28,579	398,414	242,483
Changes from principal transactions:				
Premiums	2,655	3,633	31,152	17,402
Death Benefits	(6,719)	(6,486)	(37,628)	(36,700)
Surrenders and withdrawals	(36,291)	(44,470)	(188,129)	(176,880)
Transfers between Divisions				
(including fixed account), net	(20,741)	48,665	(107,005)	(52,372)
Increase (decrease) in net assets derived from				
principal transactions	(61,096)	1,342	(301,610)	(248,550)
Total increase (decrease) in net assets	(23,540)	29,921	96,804	(6,067)
Net assets at December 31, 2012	$ 438,285	$ 584,925	$ 4,208,491	$ 2,852,881

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2011	$ 1,823,032	$ 2,636,403	$ 83,486	$ 685,068
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,776)	(16,539)	(845)	(3,318)
Total realized gain (loss) on investments and capital gains distributions	21,753	77,517	(654)	(4,738)
Net unrealized appreciation (depreciation) of investments	(7,486)	(50,721)	1,563	(16,655)
Net increase (decrease) in net assets from operations	(5,509)	10,257	64	(24,711)
Changes from principal transactions:				
Premiums	14,570	24,676	53	4,033
Death Benefits	(26,638)	(33,095)	(856)	(9,883)
Surrenders and withdrawals	(101,101)	(215,118)	(8,224)	(56,847)
Transfers between Divisions (including fixed account), net	(22,874)	(52,715)	(1,420)	45,446
Increase (decrease) in net assets derived from principal transactions	(136,043)	(276,252)	(10,447)	(17,251)
Total increase (decrease) in net assets	(141,552)	(265,995)	(10,383)	(41,962)
Net assets at December 31, 2011	1,681,480	2,370,408	73,103	643,106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,228	(21,978)	(998)	(3,624)
Total realized gain (loss) on investments and capital gains distributions	25,815	84,928	2,207	(580)
Net unrealized appreciation (depreciation) of investments	85,932	206,957	6,940	93,445
Net increase (decrease) in net assets from operations	121,975	269,907	8,149	89,241
Changes from principal transactions:				
Premiums	11,922	19,827	274	3,938
Death Benefits	(27,093)	(34,550)	(877)	(11,894)
Surrenders and withdrawals	(117,053)	(199,731)	(5,781)	(57,709)
Transfers between Divisions (including fixed account), net	(2,767)	35,567	2,294	(21,475)
Increase (decrease) in net assets derived from principal transactions	(134,991)	(178,887)	(4,090)	(87,140)
Total increase (decrease) in net assets	(13,016)	91,020	4,059	2,101
Net assets at December 31, 2012	$ 1,668,464	$ 2,461,428	$ 77,162	$ 645,207

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 23,922	$ 166,057	$ 286,405	$ 4,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(217)	1,414	(2,192)	(62)
Total realized gain (loss) on investments and capital gains distributions	(483)	(8,521)	3,451	(104)
Net unrealized appreciation (depreciation) of investments	(238)	(15,620)	(23,014)	(184)
Net increase (decrease) in net assets from operations	(938)	(22,727)	(21,755)	(350)
Changes from principal transactions:				
Premiums	9	1,100	1,810	3
Death Benefits	(252)	(1,021)	(4,689)	(12)
Surrenders and withdrawals	(1,646)	(10,404)	(23,614)	(321)
Transfers between Divisions (including fixed account), net	2,194	(2,370)	(9,620)	(151)
Increase (decrease) in net assets derived from principal transactions	305	(12,695)	(36,113)	(481)
Total increase (decrease) in net assets	(633)	(35,422)	(57,868)	(831)
Net assets at December 31, 2011	23,289	130,635	228,537	3,901
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(219)	(3,302)	(1,195)	(43)
Total realized gain (loss) on investments and capital gains distributions	(267)	(15,703)	(863)	(89)
Net unrealized appreciation (depreciation) of investments	3,585	38,693	42,699	837
Net increase (decrease) in net assets from operations	3,099	19,688	40,641	705
Changes from principal transactions:				
Premiums	64	1,131	1,509	4
Death Benefits	(260)	(1,728)	(4,393)	(23)
Surrenders and withdrawals	(1,708)	(8,747)	(20,713)	(190)
Transfers between Divisions (including fixed account), net	(170)	3,842	(2,318)	230
Increase (decrease) in net assets derived from principal transactions	(2,074)	(5,502)	(25,915)	21
Total increase (decrease) in net assets	1,025	14,186	14,726	726
Net assets at December 31, 2012	$ 24,314	$ 144,821	$ 243,263	$ 4,627

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2011	$ 178	$ 3,047	$ 342,203	$ 153,917
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(14)	(9,161)	(3,097)
Total realized gain (loss) on investments				
and capital gains distributions	(6)	510	1,071	1,260
Net unrealized appreciation (depreciation)				
of investments	(17)	(666)	2,806	(5,379)
Net increase (decrease) in net assets from operations	(25)	(170)	(5,284)	(7,216)
Changes from principal transactions:				
Premiums	-	124	3,746	42
Death Benefits	-	(6)	(1,956)	(1,486)
Surrenders and withdrawals	(25)	(846)	(21,686)	(7,006)
Transfers between Divisions				
(including fixed account), net	-	(174)	18,748	(10,734)
Increase (decrease) in net assets derived from				
principal transactions	(25)	(902)	(1,148)	(19,184)
Total increase (decrease) in net assets	(50)	(1,072)	(6,432)	(26,400)
Net assets at December 31, 2011	128	1,975	335,771	127,517
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(11)	(8,804)	(3,000)
Total realized gain (loss) on investments				
and capital gains distributions	(25)	342	26,578	1,735
Net unrealized appreciation (depreciation)				
of investments	40	(75)	34,570	14,966
Net increase (decrease) in net assets from operations	16	256	52,344	13,701
Changes from principal transactions:				
Premiums	-	46	4,822	36
Death Benefits	-	-	(2,972)	(1,020)
Surrenders and withdrawals	(43)	(485)	(23,363)	(6,396)
Transfers between Divisions				
(including fixed account), net	(1)	36	(15,525)	(8,839)
Increase (decrease) in net assets derived from				
principal transactions	(44)	(403)	(37,038)	(16,219)
Total increase (decrease) in net assets	(28)	(147)	15,306	(2,518)
Net assets at December 31, 2012	$ 100	$ 1,828	$ 351,077	$ 124,999

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Net assets at January 1, 2011	$ 291,613	$ 9,633	$ 1,384	$ 8,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,201)	543	(8)	(122)
Total realized gain (loss) on investments and capital gains distributions	(8,149)	135	89	(51)
Net unrealized appreciation (depreciation) of investments	(6,855)	(470)	(226)	(1,004)
Net increase (decrease) in net assets from operations	(19,205)	208	(145)	(1,177)
Changes from principal transactions:				
Premiums	2,253	90	4	23
Death Benefits	(2,609)	(53)	(4)	(99)
Surrenders and withdrawals	(14,548)	(1,697)	(338)	(419)
Transfers between Divisions (including fixed account), net	(14,771)	749	(6)	(261)
Increase (decrease) in net assets derived from principal transactions	(29,675)	(911)	(344)	(756)
Total increase (decrease) in net assets	(48,880)	(703)	(489)	(1,933)
Net assets at December 31, 2011	242,733	8,930	895	6,348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,545)	397	(8)	(127)
Total realized gain (loss) on investments and capital gains distributions	(4,582)	27	59	(157)
Net unrealized appreciation (depreciation) of investments	32,595	113	17	689
Net increase (decrease) in net assets from operations	22,468	537	68	405
Changes from principal transactions:				
Premiums	2,007	23	3	32
Death Benefits	(3,186)	(32)	(107)	(27)
Surrenders and withdrawals	(13,537)	(744)	(137)	(497)
Transfers between Divisions (including fixed account), net	(5,721)	(147)	(11)	(547)
Increase (decrease) in net assets derived from principal transactions	(20,437)	(900)	(252)	(1,039)
Total increase (decrease) in net assets	2,031	(363)	(184)	(634)
Net assets at December 31, 2012	$ 244,764	$ 8,567	$ 711	$ 5,714

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ 189,031	$ 2,046	$ 207,495	$ 121,321
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,183)	24	(958)	(2,108)
Total realized gain (loss) on investments and capital gains distributions	(6,672)	20	(2,510)	15,019
Net unrealized appreciation (depreciation) of investments	1,288	(69)	(3,013)	(14,481)
Net increase (decrease) in net assets from operations	(7,567)	(25)	(6,481)	(1,570)
Changes from principal transactions:				
Premiums	1,409	-	1,374	1,280
Death Benefits	(2,068)	-	(2,513)	(1,137)
Surrenders and withdrawals	(14,291)	(365)	(15,594)	(8,676)
Transfers between Divisions (including fixed account), net	6,564	(116)	(10,198)	14,596
Increase (decrease) in net assets derived from principal transactions	(8,386)	(481)	(26,931)	6,063
Total increase (decrease) in net assets	(15,953)	(506)	(33,412)	4,493
Net assets at December 31, 2011	173,078	1,540	174,083	125,814
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,544)	26	(1,065)	(2,723)
Total realized gain (loss) on investments and capital gains distributions	(4,783)	14	(1,338)	8,079
Net unrealized appreciation (depreciation) of investments	34,064	138	19,826	17,490
Net increase (decrease) in net assets from operations	26,737	178	17,423	22,846
Changes from principal transactions:				
Premiums	1,324	-	1,842	1,525
Death Benefits	(1,606)	-	(2,496)	(968)
Surrenders and withdrawals	(14,830)	(176)	(13,479)	(10,178)
Transfers between Divisions (including fixed account), net	4,369	(40)	(1,064)	29,001
Increase (decrease) in net assets derived from principal transactions	(10,743)	(216)	(15,197)	19,380
Total increase (decrease) in net assets	15,994	(38)	2,226	42,226
Net assets at December 31, 2012	$ 189,072	$ 1,502	$ 176,309	$ 168,040

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2011	$ 6,776	$ 124,699	$ 7,923	$ 17,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(1,384)	121	252
Total realized gain (loss) on investments				
and capital gains distributions	199	(2,785)	215	(380)
Net unrealized appreciation (depreciation)				
of investments	(701)	(9,838)	(190)	(217)
Net increase (decrease) in net assets from operations	(494)	(14,007)	146	(345)
Changes from principal transactions:				
Premiums	-	1,060	-	50
Death Benefits	(102)	(1,068)	(105)	(286)
Surrenders and withdrawals	(1,119)	(8,584)	(742)	(1,647)
Transfers between Divisions				
(including fixed account), net	(189)	14,346	(972)	(537)
Increase (decrease) in net assets derived from				
principal transactions	(1,410)	5,754	(1,819)	(2,420)
Total increase (decrease) in net assets	(1,904)	(8,253)	(1,673)	(2,765)
Net assets at December 31, 2011	4,872	116,446	6,250	15,011
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(1,671)	101	375
Total realized gain (loss) on investments				
and capital gains distributions	144	(6,479)	90	(107)
Net unrealized appreciation (depreciation)				
of investments	758	28,311	187	1,154
Net increase (decrease) in net assets from operations	906	20,161	378	1,422
Changes from principal transactions:				
Premiums	-	988	-	133
Death Benefits	(31)	(1,203)	(74)	(67)
Surrenders and withdrawals	(908)	(8,197)	(1,102)	(942)
Transfers between Divisions				
(including fixed account), net	(64)	2,696	(193)	(154)
Increase (decrease) in net assets derived from				
principal transactions	(1,003)	(5,716)	(1,369)	(1,030)
Total increase (decrease) in net assets	(97)	14,445	(991)	392
Net assets at December 31, 2012	$ 4,775	$ 130,891	$ 5,259	$ 15,403

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2011	$ 18,481	$ 11,158	$ 1,270	$ 6,790
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	77	(11)	(9)	170
Total realized gain (loss) on investments and capital gains distributions	(395)	(304)	(21)	(50)
Net unrealized appreciation (depreciation) of investments	(505)	(398)	(46)	(181)
Net increase (decrease) in net assets from operations	(823)	(713)	(76)	(61)
Changes from principal transactions:				
Premiums	447	239	3	13
Death Benefits	(367)	(180)	-	(92)
Surrenders and withdrawals	(1,276)	(405)	(43)	(467)
Transfers between Divisions (including fixed account), net	(59)	(322)	(23)	(128)
Increase (decrease) in net assets derived from principal transactions	(1,255)	(668)	(63)	(674)
Total increase (decrease) in net assets	(2,078)	(1,381)	(139)	(735)
Net assets at December 31, 2011	16,403	9,777	1,131	6,055
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	168	38	-	181
Total realized gain (loss) on investments and capital gains distributions	(147)	(202)	(6)	(64)
Net unrealized appreciation (depreciation) of investments	1,830	1,404	157	348
Net increase (decrease) in net assets from operations	1,851	1,240	151	465
Changes from principal transactions:				
Premiums	72	12	3	24
Death Benefits	-	-	-	-
Surrenders and withdrawals	(1,590)	(1,319)	(19)	(962)
Transfers between Divisions (including fixed account), net	(344)	(302)	17	293
Increase (decrease) in net assets derived from principal transactions	(1,862)	(1,609)	1	(645)
Total increase (decrease) in net assets	(11)	(369)	152	(180)
Net assets at December 31, 2012	$ 16,392	$ 9,408	$ 1,283	$ 5,875

The accompanying notes are an integral part of these financial statements.

84

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 11,833	$ 108,925	$ 260,443	$ 6,229
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(168)	(2,736)	(2,202)	(93)
Total realized gain (loss) on investments and capital gains distributions	(158)	12,015	(18,388)	(130)
Net unrealized appreciation (depreciation) of investments	(290)	(14,415)	(16,533)	(41)
Net increase (decrease) in net assets from operations	(616)	(5,136)	(37,123)	(264)
Changes from principal transactions:				
Premiums	127	1,395	1,968	7
Death Benefits	(11)	(558)	(1,465)	(39)
Surrenders and withdrawals	(1,815)	(7,504)	(16,647)	(515)
Transfers between Divisions (including fixed account), net	(187)	8,706	(16,686)	(219)
Increase (decrease) in net assets derived from principal transactions	(1,886)	2,039	(32,830)	(766)
Total increase (decrease) in net assets	(2,502)	(3,097)	(69,953)	(1,030)
Net assets at December 31, 2011	9,331	105,828	190,490	5,199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	(3,926)	(1,355)	(87)
Total realized gain (loss) on investments and capital gains distributions	1,647	16,982	10,412	(81)
Net unrealized appreciation (depreciation) of investments	(250)	2,522	85,080	703
Net increase (decrease) in net assets from operations	1,267	15,578	94,137	535
Changes from principal transactions:				
Premiums	84	1,555	2,501	1
Death Benefits	(12)	(1,288)	(4,241)	(131)
Surrenders and withdrawals	(1,715)	(9,867)	(23,712)	(337)
Transfers between Divisions (including fixed account), net	(454)	46,368	350,474	(157)
Increase (decrease) in net assets derived from principal transactions	(2,097)	36,768	325,022	(624)
Total increase (decrease) in net assets	(830)	52,346	419,159	(89)
Net assets at December 31, 2012	$ 8,501	$ 158,174	$ 609,649	$ 5,110

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A
Net assets at January 1, 2011	$ 1,451	$ 601	$ 775	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	8	14	(19,807)
Total realized gain (loss) on investments				
and capital gains distributions	(51)	(80)	(35)	(4,004)
Net unrealized appreciation (depreciation)				
of investments	24	56	6	(45,338)
Net increase (decrease) in net assets from operations	10	(16)	(15)	(69,149)
Changes from principal transactions:				
Premiums	(175)	(126)	120	7,594
Death Benefits	-	-	(4)	(18,267)
Surrenders and withdrawals	-	-	(37)	(69,762)
Transfers between Divisions				
(including fixed account), net	-	1	134	1,327,583
Increase (decrease) in net assets derived from				
principal transactions	(175)	(125)	213	1,247,148
Total increase (decrease) in net assets	(165)	(141)	198	1,177,999
Net assets at December 31, 2011	1,286	460	973	1,177,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(1)	4	(15,071)
Total realized gain (loss) on investments				
and capital gains distributions	(16)	(12)	(32)	11,380
Net unrealized appreciation (depreciation)				
of investments	139	73	143	144,912
Net increase (decrease) in net assets from operations	144	60	115	141,221
Changes from principal transactions:				
Premiums	131	(15)	14	8,806
Death Benefits	-	-	-	(15,397)
Surrenders and withdrawals	-	-	(21)	(77,200)
Transfers between Divisions				
(including fixed account), net	(1)	-	(39)	(37,177)
Increase (decrease) in net assets derived from				
principal transactions	130	(15)	(46)	(120,968)
Total increase (decrease) in net assets	274	45	69	20,253
Net assets at December 31, 2012	$ 1,560	$ 505	$ 1,042	$ 1,198,252

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2011	$ 114	$ 449,666	$ 7,465	$ 4,109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1,854)	6	(22)
Total realized gain (loss) on investments				
and capital gains distributions	(4)	2,752	(585)	(407)
Net unrealized appreciation (depreciation)				
of investments	3	(8,237)	447	346
Net increase (decrease) in net assets from operations	(1)	(7,339)	(132)	(83)
Changes from principal transactions:				
Premiums	-	219	(2)	(15)
Death Benefits	-	(7,754)	-	(121)
Surrenders and withdrawals	(35)	(46,532)	(1,576)	(1,242)
Transfers between Divisions				
(including fixed account), net	(1)	335,936	(345)	(29)
Increase (decrease) in net assets derived from				
principal transactions	(36)	281,869	(1,923)	(1,407)
Total increase (decrease) in net assets	(37)	274,530	(2,055)	(1,490)
Net assets at December 31, 2011	77	724,196	5,410	2,619
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(6,860)	96	12
Total realized gain (loss) on investments				
and capital gains distributions	(1)	14,051	(921)	(384)
Net unrealized appreciation (depreciation)				
of investments	11	81,107	813	345
Net increase (decrease) in net assets from operations	10	88,298	(12)	(27)
Changes from principal transactions:				
Premiums	-	136	(4)	(1)
Death Benefits	-	(11,097)	-	(124)
Surrenders and withdrawals	(22)	(68,824)	(808)	(679)
Transfers between Divisions				
(including fixed account), net	-	(31,488)	(4,586)	(1,788)
Increase (decrease) in net assets derived from				
principal transactions	(22)	(111,273)	(5,398)	(2,592)
Total increase (decrease) in net assets	(12)	(22,975)	(5,410)	(2,619)
Net assets at December 31, 2012	$ 65	$ 701,221	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2011	$ 4,036	$ 3,216	$ 4,857	$ 1,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	12	7	13
Total realized gain (loss) on investments and capital gains distributions	(342)	(244)	(239)	(48)
Net unrealized appreciation (depreciation) of investments	270	191	180	19
Net increase (decrease) in net assets from operations	(65)	(41)	(52)	(16)
Changes from principal transactions:				
Premiums	-	(1)	8	-
Death Benefits	(54)	-	-	(51)
Surrenders and withdrawals	(801)	(932)	(807)	(59)
Transfers between Divisions (including fixed account), net	(381)	-	(5)	(19)
Increase (decrease) in net assets derived from principal transactions	(1,236)	(933)	(804)	(129)
Total increase (decrease) in net assets	(1,301)	(974)	(856)	(145)
Net assets at December 31, 2011	2,735	2,242	4,001	1,817
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	16	2	9
Total realized gain (loss) on investments and capital gains distributions	(431)	(380)	(135)	(42)
Net unrealized appreciation (depreciation) of investments	363	323	42	13
Net increase (decrease) in net assets from operations	(38)	(41)	(91)	(20)
Changes from principal transactions:				
Premiums	(3)	-	-	-
Death Benefits	-	-	(54)	(5)
Surrenders and withdrawals	(820)	(1,040)	(339)	(76)
Transfers between Divisions (including fixed account), net	(1,874)	(1,161)	(2)	(20)
Increase (decrease) in net assets derived from principal transactions	(2,697)	(2,201)	(395)	(101)
Total increase (decrease) in net assets	(2,735)	(2,242)	(486)	(121)
Net assets at December 31, 2012	$ -	$ -	$ 3,515	$ 1,696

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13		ING GET U.S. Core Portfolio - Series 14		ING BlackRock Science and Technology Opportunities Portfolio - Class S		ING Euro STOXX 50® Index Portfolio - Class A	
Net assets at January 1, 2011	$	12,854	$	36,259	$	263,966	$	4,739
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		51		404		(6,441)		299
Total realized gain (loss) on investments								
and capital gains distributions		(169)		(26)		33,032		(2,811)
Net unrealized appreciation (depreciation)								
of investments		126		55		(60,848)		(772)
Net increase (decrease) in net assets from operations		8		433		(34,257)		(3,284)
Changes from principal transactions:								
Premiums		(1)		(3)		2,645		163
Death Benefits		(128)		(466)		(2,733)		(141)
Surrenders and withdrawals		(3,625)		(6,837)		(17,495)		(1,139)
Transfers between Divisions								
(including fixed account), net		(5)		(222)		(14,106)		2,617
Increase (decrease) in net assets derived from								
principal transactions		(3,759)		(7,528)		(31,689)		1,500
Total increase (decrease) in net assets		(3,751)		(7,095)		(65,946)		(1,784)
Net assets at December 31, 2011		9,103		29,164		198,020		2,955
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		30		259		(5,487)		8
Total realized gain (loss) on investments								
and capital gains distributions		(127)		(95)		24,717		(873)
Net unrealized appreciation (depreciation)								
of investments		(65)		(692)		(10,575)		1,533
Net increase (decrease) in net assets from operations		(162)		(528)		8,655		668
Changes from principal transactions:								
Premiums		-		1		1,715		78
Death Benefits		(89)		(225)		(1,607)		(21)
Surrenders and withdrawals		(1,873)		(4,483)		(13,845)		(342)
Transfers between Divisions								
(including fixed account), net		(58)		(129)		(6,733)		5,490
Increase (decrease) in net assets derived from								
principal transactions		(2,020)		(4,836)		(20,470)		5,205
Total increase (decrease) in net assets		(2,182)		(5,364)		(11,815)		5,873
Net assets at December 31, 2012	$	6,921	$	23,800	$	186,205	$	8,828

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net assets at January 1, 2011	$ 3,595	$ 81,884	$ 161,332	$ 131,427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	5	(660)	(2,162)
Total realized gain (loss) on investments and capital gains distributions	(1,240)	170	(10,242)	(3,109)
Net unrealized appreciation (depreciation) of investments	(408)	(13,476)	8,254	1,687
Net increase (decrease) in net assets from operations	(1,670)	(13,301)	(2,648)	(3,584)
Changes from principal transactions:				
Premiums	(2,769)	793	49	89
Death Benefits	(86)	(579)	(2,850)	(1,708)
Surrenders and withdrawals	(503)	(3,793)	(18,095)	(9,635)
Transfers between Divisions (including fixed account), net	3,733	(20,825)	(11,807)	(8,868)
Increase (decrease) in net assets derived from principal transactions	375	(24,404)	(32,703)	(20,122)
Total increase (decrease) in net assets	(1,295)	(37,705)	(35,351)	(23,706)
Net assets at December 31, 2011	2,300	44,179	125,981	107,721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(752)	(993)	(1,934)
Total realized gain (loss) on investments and capital gains distributions	-	83	(4,899)	(2,138)
Net unrealized appreciation (depreciation) of investments	275	10,712	20,112	19,187
Net increase (decrease) in net assets from operations	248	10,043	14,220	15,115
Changes from principal transactions:				
Premiums	4,770	382	48	85
Death Benefits	(132)	(265)	(3,023)	(1,807)
Surrenders and withdrawals	(283)	(2,479)	(12,886)	(8,187)
Transfers between Divisions (including fixed account), net	(4,642)	850	(3,868)	(4,750)
Increase (decrease) in net assets derived from principal transactions	(287)	(1,512)	(19,729)	(14,659)
Total increase (decrease) in net assets	(39)	8,531	(5,509)	456
Net assets at December 31, 2012	$ 2,261	$ 52,710	$ 120,472	$ 108,177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2011	$ 99,899	$ 65,044	$ 8,463	$ 142,575
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,683)	52	(44)	(2,272)
Total realized gain (loss) on investments				
and capital gains distributions	(3,407)	774	(149)	11,059
Net unrealized appreciation (depreciation)				
of investments	2,183	(8,670)	(1,847)	(7,707)
Net increase (decrease) in net assets from operations	(2,907)	(7,844)	(2,040)	1,080
Changes from principal transactions:				
Premiums	48	753	2,890	898
Death Benefits	(1,380)	(208)	(72)	(1,770)
Surrenders and withdrawals	(7,073)	(4,200)	(414)	(11,980)
Transfers between Divisions				
(including fixed account), net	(5,109)	(14,057)	740	15,230
Increase (decrease) in net assets derived from				
principal transactions	(13,514)	(17,712)	3,144	2,378
Total increase (decrease) in net assets	(16,421)	(25,556)	1,104	3,458
Net assets at December 31, 2011	83,478	39,488	9,567	146,033
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,789)	65	(77)	(2,641)
Total realized gain (loss) on investments				
and capital gains distributions	(2,524)	(409)	(709)	17,997
Net unrealized appreciation (depreciation)				
of investments	11,823	6,298	947	1,029
Net increase (decrease) in net assets from operations	7,510	5,954	161	16,385
Changes from principal transactions:				
Premiums	27	443	(4,735)	741
Death Benefits	(1,082)	(358)	-	(1,952)
Surrenders and withdrawals	(5,869)	(3,221)	(136)	(14,190)
Transfers between Divisions				
(including fixed account), net	(2,644)	2,713	(193)	5,843
Increase (decrease) in net assets derived from				
principal transactions	(9,568)	(423)	(5,064)	(9,558)
Total increase (decrease) in net assets	(2,058)	5,531	(4,903)	6,827
Net assets at December 31, 2012	$ 81,420	$ 45,019	$ 4,664	$ 152,860

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Net assets at January 1, 2011	$ 355,951	$ 35,226	$ 297,977	$ 120,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,619)	(341)	(5,295)	(1,639)
Total realized gain (loss) on investments and capital gains distributions	21,769	1,678	21,859	17,402
Net unrealized appreciation (depreciation) of investments	(21,331)	(2,166)	(29,466)	(21,722)
Net increase (decrease) in net assets from operations	(2,181)	(829)	(12,902)	(5,959)
Changes from principal transactions:				
Premiums	1,657	322	1,653	1,216
Death Benefits	(7,615)	(357)	(6,739)	(562)
Surrenders and withdrawals	(35,620)	(5,240)	(21,743)	(7,369)
Transfers between Divisions (including fixed account), net	(15,225)	9,828	(15,154)	(5,359)
Increase (decrease) in net assets derived from principal transactions	(56,803)	4,553	(41,983)	(12,074)
Total increase (decrease) in net assets	(58,984)	3,724	(54,885)	(18,033)
Net assets at December 31, 2011	296,967	38,950	243,092	102,824
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(236)	(497)	(5,165)	(1,817)
Total realized gain (loss) on investments and capital gains distributions	24,920	1,597	16,044	9,085
Net unrealized appreciation (depreciation) of investments	11,948	4,987	19,064	6,729
Net increase (decrease) in net assets from operations	36,632	6,087	29,943	13,997
Changes from principal transactions:				
Premiums	2,205	360	1,188	1,578
Death Benefits	(9,887)	(446)	(5,467)	(1,177)
Surrenders and withdrawals	(31,821)	(5,149)	(21,470)	(8,190)
Transfers between Divisions (including fixed account), net	35,913	22,120	(732)	14,510
Increase (decrease) in net assets derived from principal transactions	(3,590)	16,885	(26,481)	6,721
Total increase (decrease) in net assets	33,042	22,972	3,462	20,718
Net assets at December 31, 2012	$ 330,009	$ 61,922	$ 246,554	$ 123,542

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S
Net assets at January 1, 2011	$ 174,052	$ 102,443	$ 232,631	$ 201,282
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,981)	(2,225)	(854)	927
Total realized gain (loss) on investments and capital gains distributions	23,082	6,818	10,181	(6,031)
Net unrealized appreciation (depreciation) of investments	(31,952)	(10,456)	70	(6,484)
Net increase (decrease) in net assets from operations	(11,851)	(5,863)	9,397	(11,588)
Changes from principal transactions:				
Premiums	1,520	854	2,106	2,084
Death Benefits	(1,278)	(862)	(2,371)	(2,663)
Surrenders and withdrawals	(12,517)	(6,631)	(20,455)	(8,257)
Transfers between Divisions (including fixed account), net	(13,850)	(49)	76,246	(11,122)
Increase (decrease) in net assets derived from principal transactions	(26,125)	(6,688)	55,526	(19,958)
Total increase (decrease) in net assets	(37,976)	(12,551)	64,923	(31,546)
Net assets at December 31, 2011	136,076	89,892	297,554	169,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,897)	(2,128)	(1,336)	2,348
Total realized gain (loss) on investments and capital gains distributions	15,602	7,294	10,574	(2,729)
Net unrealized appreciation (depreciation) of investments	5,105	4,427	(6,800)	20,189
Net increase (decrease) in net assets from operations	17,810	9,593	2,438	19,808
Changes from principal transactions:				
Premiums	1,352	742	2,620	2,508
Death Benefits	(1,457)	(815)	(3,241)	(1,385)
Surrenders and withdrawals	(10,840)	(6,041)	(23,055)	(8,054)
Transfers between Divisions (including fixed account), net	8,359	(11,162)	(34,592)	(6,285)
Increase (decrease) in net assets derived from principal transactions	(2,586)	(17,276)	(58,268)	(13,216)
Total increase (decrease) in net assets	15,224	(7,683)	(55,830)	6,592
Net assets at December 31, 2012	$ 151,300	$ 82,209	$ 241,724	$ 176,328

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Net assets at January 1, 2011	$ 9,445	$ 399,457	$ 68,086	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(9,715)	(1,600)	1
Total realized gain (loss) on investments				
and capital gains distributions	(1,173)	19,709	3,096	(2)
Net unrealized appreciation (depreciation)				
of investments	(251)	(26,696)	(2,758)	4
Net increase (decrease) in net assets from operations	(1,360)	(16,702)	(1,262)	3
Changes from principal transactions:				
Premiums	73	2,372	29	-
Death Benefits	(16)	(6,288)	(413)	-
Surrenders and withdrawals	(798)	(42,215)	(5,898)	(6)
Transfers between Divisions				
(including fixed account), net	(689)	16,675	(1,687)	-
Increase (decrease) in net assets derived from				
principal transactions	(1,430)	(29,456)	(7,969)	(6)
Total increase (decrease) in net assets	(2,790)	(46,158)	(9,231)	(3)
Net assets at December 31, 2011	6,655	353,299	58,855	75
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	53	(7,352)	(1,498)	1
Total realized gain (loss) on investments				
and capital gains distributions	(1,058)	26,305	8,623	(2)
Net unrealized appreciation (depreciation)				
of investments	2,097	19,276	(270)	12
Net increase (decrease) in net assets from operations	1,092	38,229	6,855	11
Changes from principal transactions:				
Premiums	82	1,964	59	-
Death Benefits	(47)	(7,483)	(454)	-
Surrenders and withdrawals	(505)	(34,113)	(6,216)	(11)
Transfers between Divisions				
(including fixed account), net	(372)	(2,529)	(821)	(2)
Increase (decrease) in net assets derived from				
principal transactions	(842)	(42,161)	(7,432)	(13)
Total increase (decrease) in net assets	250	(3,932)	(577)	(2)
Net assets at December 31, 2012	$ 6,905	$ 349,367	$ 58,278	$ 73

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2011	$ 39	$ 72	$ 1,859	$ 12,463
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	(16)	468
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	(56)	187
Net unrealized appreciation (depreciation) of investments	(7)	(4)	10	510
Net increase (decrease) in net assets from operations	(6)	-	(62)	1,165
Changes from principal transactions:				
Premiums	-	-	16	142
Death Benefits	-	-	(4)	(8)
Surrenders and withdrawals	(1)	(2)	(196)	(1,569)
Transfers between Divisions (including fixed account), net	1	1	(171)	790
Increase (decrease) in net assets derived from principal transactions	-	(1)	(355)	(645)
Total increase (decrease) in net assets	(6)	(1)	(417)	520
Net assets at December 31, 2011	33	71	1,442	12,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	4	(16)	(39)
Total realized gain (loss) on investments and capital gains distributions	(18)	(4)	67	1,231
Net unrealized appreciation (depreciation) of investments	20	10	169	(223)
Net increase (decrease) in net assets from operations	2	10	220	969
Changes from principal transactions:				
Premiums	-	-	6	209
Death Benefits	-	-	-	(21)
Surrenders and withdrawals	(7)	(15)	(104)	(2,065)
Transfers between Divisions (including fixed account), net	(28)	(1)	(86)	2,739
Increase (decrease) in net assets derived from principal transactions	(35)	(16)	(184)	862
Total increase (decrease) in net assets	(33)	(6)	36	1,831
Net assets at December 31, 2012	$ -	$ 65	$ 1,478	$ 14,814

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2011	$ 15,665	$ 15,111	$ 9,261	$ 10,541
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	(365)	(134)	(204)
Total realized gain (loss) on investments and capital gains distributions	(708)	(194)	(686)	(1,534)
Net unrealized appreciation (depreciation) of investments	1,285	240	(61)	(2,040)
Net increase (decrease) in net assets from operations	660	(319)	(881)	(3,778)
Changes from principal transactions:				
Premiums	112	3	1	1
Death Benefits	(34)	(232)	(81)	(110)
Surrenders and withdrawals	(1,648)	(1,982)	(875)	(913)
Transfers between Divisions (including fixed account), net	(17)	(568)	(476)	14
Increase (decrease) in net assets derived from principal transactions	(1,587)	(2,779)	(1,431)	(1,008)
Total increase (decrease) in net assets	(927)	(3,098)	(2,312)	(4,786)
Net assets at December 31, 2011	14,738	12,013	6,949	5,755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	316	(321)	53	(136)
Total realized gain (loss) on investments and capital gains distributions	(633)	(172)	(654)	(1,612)
Net unrealized appreciation (depreciation) of investments	1,476	1,762	1,444	1,213
Net increase (decrease) in net assets from operations	1,159	1,269	843	(535)
Changes from principal transactions:				
Premiums	158	6	1	1
Death Benefits	(60)	(427)	(114)	(194)
Surrenders and withdrawals	(2,043)	(1,433)	(718)	(406)
Transfers between Divisions (including fixed account), net	(524)	(227)	(242)	556
Increase (decrease) in net assets derived from principal transactions	(2,469)	(2,081)	(1,073)	(43)
Total increase (decrease) in net assets	(1,310)	(812)	(230)	(578)
Net assets at December 31, 2012	$ 13,428	$ 11,201	$ 6,719	$ 5,177

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
Net assets at January 1, 2011	$ -	$ 1,487	$ 2,156	$ 807
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(39)	11	(16)
Total realized gain (loss) on investments and capital gains distributions	-	48	(15)	(15)
Net unrealized appreciation (depreciation) of investments	-	(122)	85	(2)
Net increase (decrease) in net assets from operations	-	(113)	81	(33)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	-	(126)	(116)	(52)
Transfers between Divisions (including fixed account), net	-	(8)	(69)	(1)
Increase (decrease) in net assets derived from principal transactions	-	(134)	(185)	(53)
Total increase (decrease) in net assets	-	(247)	(104)	(86)
Net assets at December 31, 2011	-	1,240	2,052	721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(306)	(32)	(22)	(7)
Total realized gain (loss) on investments and capital gains distributions	(94)	177	29	(16)
Net unrealized appreciation (depreciation) of investments	(429)	64	189	142
Net increase (decrease) in net assets from operations	(829)	209	196	119
Changes from principal transactions:				
Premiums	-	(154)	-	(75)
Death Benefits	(91)	-	(6)	-
Surrenders and withdrawals	(1,184)	(158)	(734)	(16)
Transfers between Divisions (including fixed account), net	18,829	(15)	(65)	(2)
Increase (decrease) in net assets derived from principal transactions	17,554	(327)	(805)	(93)
Total increase (decrease) in net assets	16,725	(118)	(609)	26
Net assets at December 31, 2012	$ 16,725	$ 1,122	$ 1,443	$ 747

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2011	$ 436	$ 1,075
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(10)	2
Total realized gain (loss) on investments		
and capital gains distributions	1	53
Net unrealized appreciation (depreciation)		
of investments	(17)	(3)
Net increase (decrease) in net assets from operations	(26)	52
Changes from principal transactions:		
Premiums	-	-
Death Benefits	-	(5)
Surrenders and withdrawals	(39)	(236)
Transfers between Divisions		
(including fixed account), net	(10)	(37)
Increase (decrease) in net assets derived from		
principal transactions	(49)	(278)
Total increase (decrease) in net assets	(75)	(226)
Net assets at December 31, 2011	361	849
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(8)	(8)
Total realized gain (loss) on investments		
and capital gains distributions	(4)	33
Net unrealized appreciation (depreciation)		
of investments	32	4
Net increase (decrease) in net assets from operations	20	29
Changes from principal transactions:		
Premiums	-	-
Death Benefits	(23)	(29)
Surrenders and withdrawals	(85)	(152)
Transfers between Divisions		
(including fixed account), net	(40)	15
Increase (decrease) in net assets derived from		
principal transactions	(148)	(166)
Total increase (decrease) in net assets	(128)	(137)
Net assets at December 31, 2012	$ 233	$ 712

The accompanying notes are an integral part of these financial statements.

1. **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contract owners in 2011. These Contracts were, however, still available to existing contract owners in 2012. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II, and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2012, the Account had 141 investment divisions (the "Divisions"), 23 of which invest in independently managed mutual funds and 118 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with assets balances at December 31, 2012 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1
  Columbia VP Short Duration US Government Fund - Class 1
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Global Growth and Income Portfolio
  ING American Funds International Growth and Income Portfolio
  ING American Funds International Portfolio

ING Investors Trust (continued):
  ING American Funds World Allocation Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Bond Portfolio
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING Large Cap Growth Portfolio - Adviser Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service 2 Class
  ING Large Cap Value Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
  ING Oppenheimer Active Allocation Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class

ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Service Class
  ING Growth and Income Core Portfolio - Initial Class
  ING Growth and Income Core Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Euro STOXX 50® Index Portfolio - Class A
  ING FTSE 100 Index® Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree^{SM} Global High-Yielding Equity
    Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S

Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value
    Portfolio - Class I
Legg Mason Partners Variable Income Trust:
  Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small- & Mid-Cap
    Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Van Kampen Equity Trust II:
  Invesco Van Kampen American Franchise Fund -
    Class I Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage VT Omega Growth Fund -
    Class 2
Wells Fargo Variable Trust:
  Wells Fargo Advantage VT Index Asset Allocation
    Fund - Class 2
  Wells Fargo Advantage VT Intrinsic Value Fund -
    Class 2
  Wells Fargo Advantage VT Small Cap Growth
    Fund - Class 2
  Wells Fargo Advantage VT Total Return Bond Fund

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Investors Trust:	ING Investors Trust:
ING Bond Portfolio	ING American Funds Bond Portfolio
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
ING Growth and Income Core Portfolio - Service Class	ING Thornburg Value Portfolio - Service Class
Legg Mason Partners Variable Income Trust:	Legg Mason Partners Variable Income Trust:
Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable High Income Portfolio

During 2012, the following Divisions were closed to contract owners:

AIM Variable Insurance Funds:
   Invesco V.I. Leisure Fund - Series I Shares
ING Investors Trust:
   ING American Funds Growth Portfolio
   ING Artio Foreign Portfolio- Service Class
   ING Artio Foreign Portfolio- Service 2 Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
Legg Mason Partners Variable Equity Trust:
   Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ING USA, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Amounts Receivable From/Payable to Related Parties

Amount payable to/receivable from related parties in each Division on the Statement of Asset and Liabilities represent accrued fees to ING USA.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of up to 0.15% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts may be waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   Related Party Transactions

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.95% of the average net assets of each respective Fund.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Leisure Fund - Series I Shares	$ 92	$ 20,184
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	65,255	235,191
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class A	22	7
Columbia Small Cap Value Fund, Variable Series - Class B	6,921	18,078
Columbia Small Company Growth Fund, Variable Series - Class A	-	-
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	-	27
Columbia VP Short Duration US Government Fund - Class 1	-	1
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class 2	14,902	23,468
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class 2	7,916	95,973
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	185	2,793
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class S	158	1,215
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class S	167,796	251,266
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	35,646	30,831
ING American Funds Global Growth and Income Portfolio	10,403	3,851
ING American Funds Growth Portfolio	49,442	2,037,455
ING American Funds International Growth and Income Portfolio	6,923	1,198
ING American Funds International Portfolio	42,495	156,562
ING American Funds World Allocation Portfolio - Service Class	30,921	34,965
ING Artio Foreign Portfolio - Service Class	19,808	385,610
ING Artio Foreign Portfolio - Service 2 Class	1,336	32,794
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	23,352	27,790
ING BlackRock Inflation Protected Bond Portfolio - Service Class	178,699	115,690
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	82
ING BlackRock Large Cap Growth Portfolio - Service Class	21,907	33,439
ING Bond Portfolio	63,786	86,068
ING Clarion Global Real Estate Portfolio - Service Class	1,603	20,266
ING Clarion Global Real Estate Portfolio - Service 2 Class	21	324
ING Clarion Real Estate Portfolio - Service Class	3,867	53,733
ING Clarion Real Estate Portfolio - Service 2 Class	333	3,098
ING DFA World Equity Portfolio - Service Class	9,844	28,887
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	12,490	125,347
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	576	3,979
ING Franklin Income Portfolio - Service Class	56,430	57,126

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Franklin Income Portfolio - Service 2 Class	$ 1,920	$ 1,243
ING Franklin Mutual Shares Portfolio - Service Class	6,972	28,724
ING Franklin Templeton Founding Strategy Portfolio - Service Class	35,855	100,109
ING Global Resources Portfolio - Adviser Class	27,275	38,804
ING Global Resources Portfolio - Service Class	13,893	78,245
ING Global Resources Portfolio - Service 2 Class	558	2,934
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	26,332	83,288
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	971	6,208
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	73,615	81,299
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	886	3,343
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	38,753	77,456
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	35	4,590
ING Large Cap Growth Portfolio - Adviser Class	1,912,234	113,114
ING Large Cap Growth Portfolio - Service Class	40,631	78,535
ING Large Cap Growth Portfolio - Service 2 Class	13	65
ING Large Cap Value Portfolio - Service Class	37,655	34,121
ING Limited Maturity Bond Portfolio - Service Class	868	14,414
ING Liquid Assets Portfolio - Service Class	219,664	391,203
ING Liquid Assets Portfolio - Service 2 Class	10,223	14,134
ING Marsico Growth Portfolio - Service Class	30,244	91,759
ING Marsico Growth Portfolio - Service 2 Class	339	2,119
ING MFS Total Return Portfolio - Service Class	29,385	103,411
ING MFS Total Return Portfolio - Service 2 Class	1,320	3,918
ING MFS Utilities Portfolio - Service Class	28,570	75,900
ING Morgan Stanley Global Franchise Portfolio - Service Class	47,376	51,598
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	4,119	8,372
ING Oppenheimer Active Allocation Portfolio - Service Class	5,013	11,266
ING PIMCO High Yield Portfolio - Service Class	128,371	81,672
ING PIMCO Total Return Bond Portfolio - Service Class	458,290	488,359
ING PIMCO Total Return Bond Portfolio - Service 2 Class	6,325	10,608
ING Pioneer Fund Portfolio - Service Class	2,260	9,372
ING Pioneer Mid Cap Value Portfolio - Service Class	6,642	75,094
ING Retirement Conservative Portfolio - Adviser Class	106,400	95,413
ING Retirement Growth Portfolio - Adviser Class	111,035	428,389
ING Retirement Moderate Growth Portfolio - Adviser Class	78,141	327,740
ING Retirement Moderate Portfolio - Adviser Class	61,573	186,432
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	166,365	298,935
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	5,541	8,457
ING T. Rowe Price Equity Income Portfolio - Service Class	36,242	127,047
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	910	3,204
ING T. Rowe Price International Stock Portfolio - Service Class	17,004	25,814
ING Templeton Global Growth Portfolio - Service Class	9,619	36,741
ING Templeton Global Growth Portfolio - Service 2 Class	408	429
ING Mutual Funds:		
ING Diversified International Fund - Class R	2	45

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 370	$ 651
ING Baron Growth Portfolio - Service Class	29,444	75,302
ING Columbia Small Cap Value II Portfolio - Service Class	472	19,699
ING Davis New York Venture Portfolio - Service Class	6,551	32,548
ING Global Bond Portfolio - Service Class	1,179	1,682
ING Growth and Income Core Portfolio - Initial Class	54	313
ING Growth and Income Core Portfolio - Service Class	173	1,339
ING Invesco Van Kampen Comstock Portfolio - Service Class	16,836	30,132
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	36	227
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	22,638	38,908
ING JPMorgan Mid Cap Value Portfolio - Service Class	51,131	34,481
ING Oppenheimer Global Portfolio - Initial Class	75	1,073
ING Oppenheimer Global Portfolio - Service Class	15,234	22,626
ING PIMCO Total Return Portfolio - Service Class	372	1,640
ING Solution 2015 Portfolio - Service Class	791	1,445
ING Solution 2025 Portfolio - Service Class	536	2,230
ING Solution 2035 Portfolio - Service Class	538	2,109
ING Solution 2045 Portfolio - Service Class	69	69
ING Solution Income Portfolio - Service Class	601	1,065
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	1,034	2,512
ING T. Rowe Price Growth Equity Portfolio - Service Class	93,778	60,939
ING Templeton Foreign Equity Portfolio - Service Class	408,522	84,810
ING UBS U.S. Large Cap Equity Portfolio - Service Class	80	790
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class S	219	68
ING Strategic Allocation Growth Portfolio - Class S	7	23
ING Strategic Allocation Moderate Portfolio - Class S	33	74
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	46,395	182,503
ING Growth and Income Portfolio - Class I	1	24
ING Growth and Income Portfolio - Class S	11,318	129,502
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	113	5,417
ING GET U.S. Core Portfolio - Series 8	32	2,613
ING GET U.S. Core Portfolio - Series 9	66	2,734
ING GET U.S. Core Portfolio - Series 10	48	2,233
ING GET U.S. Core Portfolio - Series 11	79	472
ING GET U.S. Core Portfolio - Series 12	44	137
ING GET U.S. Core Portfolio - Series 13	171	2,161
ING GET U.S. Core Portfolio - Series 14	826	5,406
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class S	37,635	50,582
ING Euro STOXX 50® Index Portfolio - Class A	12,859	7,645
ING FTSE 100 Index® Portfolio - Class A	3,141	3,335
ING Hang Seng Index Portfolio - Class S	13,209	15,476
ING Index Plus LargeCap Portfolio - Class S	2,140	22,872
ING Index Plus MidCap Portfolio - Class S	1,010	17,609
ING Index Plus SmallCap Portfolio - Class S	738	12,099
ING International Index Portfolio - Class S	10,689	11,050

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Portfolios, Inc. (continued):		
ING Japan TOPIX Index® Portfolio - Class A	$ 4,921	$ 9,682
ING Russell™ Large Cap Growth Index Portfolio - Class S	40,280	52,488
ING Russell™ Large Cap Index Portfolio - Class S	81,310	85,154
ING Russell™ Large Cap Value Index Portfolio - Class S	46,596	30,210
ING Russell™ Mid Cap Growth Index Portfolio - Class S	15,840	47,501
ING Russell™ Mid Cap Index Portfolio - Class S	38,940	29,967
ING Russell™ Small Cap Index Portfolio - Class S	65,018	62,981
ING Small Company Portfolio - Class S	12,049	28,117
ING U.S. Bond Index Portfolio - Class S	46,143	100,020
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	12,861	23,739
ING Variable Products Trust:		
ING International Value Portfolio - Class S	451	1,240
ING MidCap Opportunities Portfolio - Class S	38,509	78,311
ING SmallCap Opportunities Portfolio - Class S	6,209	9,195
Legg Mason Partners Variable Equity Trust:		
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	2	13
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	35
Legg Mason Partners Variable Income Trust:		
Western Asset Variable High Income Portfolio	5	16
Oppenheimer Variable Account Funds:		
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	245	446
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	3,774	2,180
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class II	914	3,067
ProFunds:		
ProFund VP Bull	81	2,484
ProFund VP Europe 30	270	1,290
ProFund VP Rising Rates Opportunity	706	884
Van Kampen Equity Trust II:		
Invesco Van Kampen American Franchise Fund - Class I Shares	19,202	1,951
Wells Fargo Funds Trust:		
Wells Fargo Advantage VT Omega Growth Fund - Class 2	96	371
Wells Fargo Variable Trust:		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	24	851
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	11	111
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	18	158
Wells Fargo Advantage VT Total Return Bond Fund	48	207

7.   Changes in Units

The changes in units outstanding for the years ended December 31, 2012 and 2011 are shown in the following table.

| | | | **Year Ended December 31** | | | |
| | | **2012** | | | **2011** | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	-	1,456,838	(1,456,838)	202,162	454,602	(252,440)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	12,847,905	29,744,902	(16,896,997)	34,124,070	35,162,633	(1,038,563)
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	943	147	796	4	1,118	(1,114)
Columbia Small Cap Value Fund, Variable Series - Class B	138,962	923,481	(784,519)	660,550	1,573,933	(913,383)
Columbia Small Company Growth Fund, Variable Series - Class A	-	-	-	-	321	(321)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	-	2,875	(2,875)	56,308	14,839	41,469
Columbia VP Short Duration US Government Fund - Class 1	-	69	(69)	2,306	1,907	399
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	287,260	2,040,149	(1,752,889)	1,185,076	3,260,043	(2,074,967)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	954,380	6,620,153	(5,665,773)	2,033,498	9,345,908	(7,312,410)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	13,075	142,322	(129,247)	21,094	123,046	(101,952)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	12,199	99,764	(87,565)	57,999	160,824	(102,825)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	22,261,655	30,442,457	(8,180,802)	34,427,145	42,580,885	(8,153,740)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	6,208,895	5,690,492	518,403	4,727,342	5,588,550	(861,208)
ING American Funds Global Growth and Income Portfolio	1,205,860	555,347	650,513	1,100,518	366,357	734,161
ING American Funds Growth Portfolio	-	149,922,104	(149,922,104)	13,444,808	35,072,503	(21,627,695)
ING American Funds International Growth and Income Portfolio	872,686	280,231	592,455	732,161	221,147	511,014
ING American Funds International Portfolio	4,664,873	11,606,803	(6,941,930)	5,614,495	16,690,020	(11,075,525)
ING American Funds World Allocation Portfolio - Service Class	1,791,493	3,173,961	(1,382,468)	7,773,280	6,387,255	1,386,025

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Artio Foreign Portfolio - Service Class	-	34,478,946	(34,478,946)	3,940,000	9,375,319	(5,435,319)
ING Artio Foreign Portfolio - Service 2 Class	-	2,743,479	(2,743,479)	118,038	441,972	(323,934)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	3,673,851	4,118,680	(444,829)	7,460,244	7,163,736	296,508
ING BlackRock Inflation Protected Bond Portfolio - Service Class	22,579,058	19,273,054	3,306,004	34,212,058	15,682,140	18,529,918
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,960	10,573	(8,613)	-	1,856	(1,856)
ING BlackRock Large Cap Growth Portfolio - Service Class	3,876,108	4,648,621	(772,513)	8,009,399	6,981,483	1,027,916
ING Bond Portfolio	8,888,582	12,462,021	(3,573,439)	12,484,675	17,829,707	(5,345,032)
ING Clarion Global Real Estate Portfolio - Service Class	338,508	1,863,453	(1,524,945)	696,927	2,498,930	(1,802,003)
ING Clarion Global Real Estate Portfolio - Service 2 Class	2,472	27,259	(24,787)	2,335	31,785	(29,450)
ING Clarion Real Estate Portfolio - Service Class	148,066	959,589	(811,523)	632,166	1,622,083	(989,917)
ING Clarion Real Estate Portfolio - Service 2 Class	11,589	119,894	(108,305)	9,601	122,194	(112,593)
ING DFA World Equity Portfolio - Service Class	2,134,200	4,530,500	(2,396,300)	4,547,336	10,021,213	(5,473,877)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	2,500,706	9,181,370	(6,680,664)	6,787,931	16,476,640	(9,688,709)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	45,443	198,832	(153,389)	76,359	242,344	(165,985)
ING Franklin Income Portfolio - Service Class	8,116,499	9,860,786	(1,744,287)	12,519,380	12,159,848	359,532
ING Franklin Income Portfolio - Service 2 Class	135,057	109,052	26,005	244,296	246,338	(2,042)
ING Franklin Mutual Shares Portfolio - Service Class	1,622,990	3,706,914	(2,083,924)	2,583,825	4,405,289	(1,821,464)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	3,615,778	12,569,278	(8,953,500)	5,549,303	15,763,799	(10,214,496)
ING Global Resources Portfolio - Adviser Class	5,144,943	6,510,985	(1,366,042)	16,351,503	6,388,268	9,963,235
ING Global Resources Portfolio - Service Class	693,419	2,512,241	(1,818,822)	1,392,195	4,061,767	(2,669,572)
ING Global Resources Portfolio - Service 2 Class	28,732	118,356	(89,624)	11,957	113,850	(101,893)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	1,972,664	4,056,435	(2,083,771)	2,963,555	5,343,808	(2,380,253)
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	43,393	389,088	(345,695)	262,920	684,494	(421,574)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,246,263	6,887,301	(641,038)	6,217,031	8,018,719	(1,801,688)
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	12,635	104,982	(92,347)	14,127	125,729	(111,602)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	4,662,493	6,820,131	(2,157,638)	7,505,923	9,179,828	(1,673,905)
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	4,382	219,617	(215,235)	17,700	332,843	(315,143)
ING Large Cap Growth Portfolio - Adviser Class	200,867,518	16,205,302	184,662,216	-	-	-

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Large Cap Growth Portfolio - Service Class	3,745,420	6,101,120	(2,355,700)	13,298,580	6,315,795	6,982,785
ING Large Cap Growth Portfolio - Service 2 Class	858	4,090	(3,232)	2	7,854	(7,852)
ING Large Cap Value Portfolio - Service Class	4,580,619	4,213,914	366,705	8,875,823	2,412,936	6,462,887
ING Limited Maturity Bond Portfolio - Service Class	140,252	735,017	(594,765)	3,363,708	4,215,004	(851,296)
ING Liquid Assets Portfolio - Service Class	44,117,809	53,947,736	(9,829,927)	106,924,585	110,207,357	(3,282,772)
ING Liquid Assets Portfolio - Service 2 Class	1,251,795	1,615,455	(363,660)	2,501,772	2,833,831	(332,059)
ING Marsico Growth Portfolio - Service Class	3,856,091	7,245,433	(3,389,342)	6,732,807	11,065,297	(4,332,490)
ING Marsico Growth Portfolio - Service 2 Class	27,905	130,561	(102,656)	78,501	201,745	(123,244)
ING MFS Total Return Portfolio - Service Class	2,190,819	5,166,948	(2,976,129)	5,316,698	9,655,946	(4,339,248)
ING MFS Total Return Portfolio - Service 2 Class	79,888	285,320	(205,432)	92,292	357,617	(265,325)
ING MFS Utilities Portfolio - Service Class	3,789,568	6,755,459	(2,965,891)	8,616,871	7,866,999	749,872
ING Morgan Stanley Global Franchise Portfolio - Service Class	3,617,205	4,682,156	(1,064,951)	7,227,628	8,108,666	(881,038)
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	67,973	420,126	(352,153)	84,986	540,415	(455,429)
ING Oppenheimer Active Allocation Portfolio - Service Class	706,300	1,276,455	(570,155)	1,891,811	2,399,221	(507,410)
ING PIMCO High Yield Portfolio - Service Class	13,694,248	12,269,488	1,424,760	19,435,436	21,207,620	(1,772,184)
ING PIMCO Total Return Bond Portfolio - Service Class	43,333,511	47,692,271	(4,358,760)	69,844,353	81,688,089	(11,843,736)
ING PIMCO Total Return Bond Portfolio - Service 2 Class	550,592	893,173	(342,581)	846,948	1,423,623	(576,675)
ING Pioneer Fund Portfolio - Service Class	351,919	950,667	(598,748)	1,028,461	1,576,598	(548,137)
ING Pioneer Mid Cap Value Portfolio - Service Class	1,786,816	7,305,238	(5,518,422)	4,357,601	11,024,593	(6,666,992)
ING Retirement Conservative Portfolio - Adviser Class	17,429,624	17,829,554	(399,930)	32,251,365	24,732,660	7,518,705
ING Retirement Growth Portfolio - Adviser Class	11,622,039	43,823,029	(32,200,990)	17,148,549	53,786,812	(36,638,263)
ING Retirement Moderate Growth Portfolio - Adviser Class	10,897,502	35,889,680	(24,992,178)	15,767,610	42,328,101	(26,560,491)
ING Retirement Moderate Portfolio - Adviser Class	10,241,625	23,515,287	(13,273,662)	15,738,761	29,715,320	(13,976,559)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	7,595,676	11,862,125	(4,266,449)	12,261,275	21,187,562	(8,926,287)
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	233,852	487,050	(253,198)	128,637	783,171	(654,534)
ING T. Rowe Price Equity Income Portfolio - Service Class	3,490,754	6,628,549	(3,137,795)	6,990,667	7,645,411	(654,744)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	60,126	215,814	(155,688)	243,097	235,821	7,276
ING T. Rowe Price International Stock Portfolio - Service Class	2,209,751	2,776,314	(566,563)	1,529,730	2,603,630	(1,073,900)
ING Templeton Global Growth Portfolio - Service Class	1,004,601	2,362,725	(1,358,124)	2,825,113	4,803,716	(1,978,603)
ING Templeton Global Growth Portfolio - Service 2 Class	23,736	26,594	(2,858)	14,000	48,355	(34,355)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Mutual Funds:						
ING Diversified International Fund - Class R	-	5,438	(5,438)	54	2,730	(2,676)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	13,999	34,695	(20,696)	19,787	70,217	(50,430)
ING Baron Growth Portfolio - Service Class	5,710,429	8,632,139	(2,921,710)	13,603,676	14,217,136	(613,460)
ING Columbia Small Cap Value II Portfolio - Service Class	364,139	2,063,800	(1,699,661)	718,373	2,786,396	(2,068,023)
ING Davis New York Venture Portfolio - Service Class	2,259,304	4,564,899	(2,305,595)	3,214,212	6,594,512	(3,380,300)
ING Global Bond Portfolio - Service Class	68,791	133,990	(65,199)	147,407	216,481	(69,074)
ING Growth and Income Core Portfolio - Initial Class	7,732	34,800	(27,068)	36,128	69,626	(33,498)
ING Growth and Income Core Portfolio - Service Class	38,463	135,394	(96,931)	60,091	130,727	(70,636)
ING Invesco Van Kampen Comstock Portfolio - Service Class	2,528,444	3,483,676	(955,232)	4,192,162	4,939,156	(746,994)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	2,639	18,462	(15,823)	16	37,071	(37,055)
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	2,619,195	3,868,673	(1,249,478)	2,675,941	4,972,616	(2,296,675)
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,167,133	4,780,072	1,387,061	6,935,908	6,366,531	569,377
ING Oppenheimer Global Portfolio - Initial Class	6,605	78,635	(72,030)	42,390	145,022	(102,632)
ING Oppenheimer Global Portfolio - Service Class	1,546,234	2,108,740	(562,506)	2,106,009	1,715,139	390,870
ING PIMCO Total Return Portfolio - Service Class	15,024	106,709	(91,685)	1,442	127,404	(125,962)
ING Solution 2015 Portfolio - Service Class	17,594	109,141	(91,547)	27,294	240,734	(213,440)
ING Solution 2025 Portfolio - Service Class	20,080	181,111	(161,031)	54,371	173,197	(118,826)
ING Solution 2035 Portfolio - Service Class	25,428	163,028	(137,600)	46,105	114,579	(68,474)
ING Solution 2045 Portfolio - Service Class	4,033	4,728	(695)	3,697	9,117	(5,420)
ING Solution Income Portfolio - Service Class	27,348	82,668	(55,320)	11,184	69,718	(58,534)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	24,073	141,216	(117,143)	20,414	137,627	(117,213)
ING T. Rowe Price Growth Equity Portfolio - Service Class	13,049,533	9,726,062	3,323,471	6,522,538	6,462,520	60,018
ING Templeton Foreign Equity Portfolio - Service Class	48,687,031	10,807,712	37,879,319	6,049,172	9,940,714	(3,891,542)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	40,846	98,475	(57,629)	44,737	116,115	(71,378)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	11,819	3,522	8,297	831	12,688	(11,857)
ING Strategic Allocation Growth Portfolio - Class S	204	1,159	(955)	796	8,504	(7,708)
ING Strategic Allocation Moderate Portfolio - Class S	1,073	4,022	(2,949)	18,942	4,593	14,349

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements
_____

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	9,468,664	22,035,746	(12,567,082)	143,913,488	20,386,939	123,526,549
ING Growth and Income Portfolio - Class I	221	2,572	(2,351)	-	3,967	(3,967)
ING Growth and Income Portfolio - Class S	1,473,364	13,907,232	(12,433,868)	44,058,797	10,507,034	33,551,763
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	167,047	705,099	(538,052)	260,735	453,441	(192,706)
ING GET U.S. Core Portfolio - Series 8	-	260,341	(260,341)	24,402	162,774	(138,372)
ING GET U.S. Core Portfolio - Series 9	-	268,198	(268,198)	19,177	137,833	(118,656)
ING GET U.S. Core Portfolio - Series 10	51,607	273,520	(221,913)	141,447	237,329	(95,882)
ING GET U.S. Core Portfolio - Series 11	8,704	47,153	(38,449)	390,773	471,493	(80,720)
ING GET U.S. Core Portfolio - Series 12	2,415	12,332	(9,917)	79,201	93,701	(14,500)
ING GET U.S. Core Portfolio - Series 13	4,435	196,551	(192,116)	45,012	401,043	(356,031)
ING GET U.S. Core Portfolio - Series 14	163,606	620,658	(457,052)	207,446	915,956	(708,510)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	4,942,875	7,142,265	(2,199,390)	9,826,536	13,226,849	(3,400,313)
ING Euro STOXX 50® Index Portfolio - Class A	1,866,623	1,245,397	621,226	2,173,418	2,299,813	(126,395)
ING FTSE 100 Index® Portfolio - Class A	381,984	411,144	(29,160)	1,988,665	2,093,981	(105,316)
ING Hang Seng Index Portfolio - Class S	1,523,987	1,740,134	(216,147)	1,706,482	3,668,047	(1,961,565)
ING Index Plus LargeCap Portfolio - Class S	261,058	2,187,615	(1,926,557)	997,237	4,341,938	(3,344,701)
ING Index Plus MidCap Portfolio - Class S	208,673	1,275,789	(1,067,116)	672,087	2,186,473	(1,514,386)
ING Index Plus SmallCap Portfolio - Class S	183,422	955,648	(772,226)	565,383	1,668,184	(1,102,801)
ING International Index Portfolio - Class S	1,907,442	2,006,784	(99,342)	1,882,474	4,234,491	(2,352,017)
ING Japan TOPIX Index® Portfolio - Class A	561,812	1,112,255	(550,443)	1,780,192	1,524,553	255,639
ING Russell™ Large Cap Growth Index Portfolio - Class S	3,632,451	4,326,464	(694,013)	4,470,554	4,444,078	26,476
ING Russell™ Large Cap Index Portfolio - Class S	11,777,149	12,418,448	(641,299)	8,477,808	15,187,233	(6,709,425)
ING Russell™ Large Cap Value Index Portfolio - Class S	3,881,779	2,734,705	1,147,074	2,114,023	1,807,972	306,051
ING Russell™ Mid Cap Growth Index Portfolio - Class S	1,956,030	3,637,263	(1,681,233)	3,801,203	6,608,994	(2,807,791)
ING Russell™ Mid Cap Index Portfolio - Class S	4,709,206	4,211,248	497,958	7,573,006	8,930,677	(1,357,671)
ING Russell™ Small Cap Index Portfolio - Class S	7,454,526	7,776,514	(321,988)	9,161,403	11,915,474	(2,754,071)
ING Small Company Portfolio - Class S	1,708,698	3,284,591	(1,575,893)	4,018,875	4,729,901	(711,026)
ING U.S. Bond Index Portfolio - Class S	7,174,183	12,393,012	(5,218,829)	18,810,676	14,212,030	4,598,646
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	2,007,321	3,840,716	(1,833,395)	3,435,107	6,123,066	(2,687,959)

	Year Ended December 31					
	2012			**2011**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING International Value Portfolio - Class S	26,892	88,628	(61,736)	10,468	111,649	(101,181)
ING MidCap Opportunities Portfolio - Class S	6,070,998	9,698,120	(3,627,122)	14,534,969	17,826,042	(3,291,073)
ING SmallCap Opportunities Portfolio - Class S	150,560	961,834	(811,274)	970,229	1,887,369	(917,140)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	3	1,264	(1,261)	-	788	(788)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	2,797	(2,797)	-	118	(118)
Legg Mason Partners Variable Income Trust:						
Western Asset Variable High Income Portfolio	-	671	(671)	3	89	(86)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	12,211	21,562	(9,351)	2,451	21,642	(19,191)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	266,238	210,068	56,170	221,528	276,792	(55,264)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	39,743	194,275	(154,532)	51,358	159,150	(107,792)
ProFunds:						
ProFund VP Bull	91,266	334,704	(243,438)	3,519,900	3,863,881	(343,981)
ProFund VP Europe 30	64,591	195,876	(131,285)	334,564	496,622	(162,058)
ProFund VP Rising Rates Opportunity	636,496	668,271	(31,775)	2,543,426	2,781,811	(238,385)
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	1,924,792	236,409	1,688,383	-	-	-
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	1,186	26,075	(24,889)	774	12,557	(11,783)
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	237	59,536	(59,299)	384	16,546	(16,162)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	18	7,556	(7,538)	27	4,930	(4,903)
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	214	8,605	(8,391)	154	2,935	(2,781)
Wells Fargo Advantage VT Total Return Bond Fund	2,462	14,443	(11,981)	431	22,167	(21,736)

8.   Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2012	94,889	$10.15	to	$10.86	$993,413	1.40%	0.95%	to	2.35%	7.41%	to	8.93%
2011	111,786	$9.45	to	$9.97	$1,082,096	2.30%	0.95%	to	2.35%	-5.88%	to	-4.50%
2010	112,825	$9.97	to	$10.44	$1,153,042	1.14%	0.95%	to	2.60%	6.86%	to	8.65%
2009	102,963	$9.33	to	$9.61	$975,605	2.36%	0.95%	to	2.60%	17.80%	to	19.83%
2008	49,903	$7.92	to	$8.02	$397,800	(a)	0.95%	to	2.60%		(a)	
Columbia Asset Allocation Fund, Variable Series - Class A												
2012	19	$16.40	to	$17.06	$325	2.32%	1.40%	to	1.80%	10.96%	to	11.43%
2011	18	$14.78	to	$15.31	$279	2.75%	1.40%	to	1.80%	-2.64%	to	-2.23%
2010	20	$15.18	to	$15.66	$303	2.29%	1.40%	to	1.80%	11.37%	to	11.86%
2009	22	$13.63	to	$14.00	$308	3.86%	1.40%	to	1.80%	21.81%	to	22.27%
2008	23	$11.19	to	$11.45	$262	3.66%	1.40%	to	1.80%	-29.62%	to	-29.36%
Columbia Small Cap Value Fund, Variable Series - Class B												
2012	6,310	$12.36	to	$22.07	$128,867	0.29%	0.95%	to	2.35%	8.61%	to	10.19%
2011	7,095	$11.38	to	$20.09	$132,452	0.88%	0.95%	to	2.35%	-8.37%	to	-7.04%
2010	8,008	$12.42	to	$21.68	$162,178	1.03%	0.95%	to	2.35%	23.58%	to	25.22%
2009	9,211	$10.05	to	$17.36	$150,066	0.85%	0.95%	to	2.35%	21.97%	to	23.89%
2008	10,670	$8.24	to	$14.06	$141,739	0.46%	0.95%	to	2.45%	-29.89%	to	-28.85%
Columbia Small Company Growth Fund, Variable Series - Class A												
2012	1		$19.18		$13	-		1.55%			10.29%	
2011	1		$17.39		$11	-		1.55%			-7.01%	
2010	1	$18.70	to	$18.85	$18	-	1.45%	to	1.55%	26.35%	to	26.51%
2009	2	$14.55	to	$14.90	$25	-	1.45%	to	1.80%	23.41%	to	23.86%
2008	4	$11.79	to	$12.07	$51	-	1.40%	to	1.80%	-41.89%	to	-41.63%
Columbia VP Large Cap Growth Fund - Class 1												
2012	39	$7.70	to	$7.76	$299	-	1.40%	to	1.90%	18.07%	to	18.65%
2011	41	$6.52	to	$6.55	$271	(d)	1.40%	to	1.90%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

118

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia VP Short Duration US Government Fund - Class 1												
2012	-		$10.29		$3	-		1.80%			-0.10%	
2011	-		$10.30		$4	(d)		1.80%			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2012	12,874	$10.10	to	$15.37	$159,095	2.88%	0.75%	to	2.35%	14.35%	to	16.13%
2011	14,627	$8.73	to	$13.27	$157,133	2.22%	0.75%	to	2.55%	-1.91%	to	-0.08%
2010	16,702	$8.77	to	$13.31	$181,385	1.50%	0.75%	to	2.60%	11.86%	to	14.02%
2009	19,074	$7.72	to	$11.70	$183,254	1.91%	0.75%	to	2.60%	26.51%	to	28.93%
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2012	44,664	$9.61	to	$19.10	$670,333	1.12%	0.75%	to	2.60%	13.09%	to	15.23%
2011	50,330	$8.47	to	$16.61	$662,869	0.76%	0.75%	to	2.60%	-5.27%	to	-3.51%
2010	57,642	$8.91	to	$17.26	$795,262	0.94%	0.75%	to	2.60%	13.86%	to	16.09%
2009	66,360	$7.79	to	$14.91	$795,683	1.12%	0.75%	to	2.60%	31.90%	to	34.45%
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
Franklin Small Cap Value Securities Fund - Class 2												
2012	516	$20.58	to	$21.64	$11,060	0.77%	0.75%	to	1.35%	16.80%	to	17.52%
2011	646	$17.58	to	$18.46	$11,819	0.72%	0.75%	to	1.35%	-5.08%	to	-4.51%
2010	748	$18.47	to	$19.38	$14,384	0.75%	0.75%	to	1.35%	26.54%	to	27.30%
2009	799	$14.56	to	$15.26	$12,115	1.65%	0.75%	to	1.35%	27.41%	to	28.14%
2008	611	$11.40	to	$11.94	$7,246	1.14%	0.75%	to	1.35%	-33.92%	to	-33.50%
ING Balanced Portfolio - Class S												
2012	372	$10.56	to	$15.04	$4,876	2.90%	0.75%	to	2.00%	11.24%	to	12.66%
2011	460	$9.44	to	$13.35	$5,392	2.50%	0.75%	to	2.10%	-3.67%	to	-2.34%
2010	562	$9.80	to	$13.67	$6,681	2.62%	0.75%	to	2.10%	11.49%	to	12.88%
2009	654	$8.76	to	$12.11	$6,899	4.06%	0.75%	to	2.20%	16.33%	to	18.15%
2008	724	$7.46	to	$10.25	$6,399	3.34%	0.75%	to	2.55%	-30.08%	to	-28.87%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Portfolio - Class S												
2012	82,847	$11.50	to	$16.18	$1,185,574	4.24%	0.75%	to	2.60%	6.25%	to	8.30%
2011	91,027	$10.79	to	$14.94	$1,214,624	4.18%	0.75%	to	2.60%	4.48%	to	6.49%
2010	99,181	$10.28	to	$14.03	$1,253,226	4.77%	0.75%	to	2.60%	6.67%	to	8.68%
2009	106,012	$9.60	to	$12.91	$1,241,312	6.19%	0.75%	to	2.60%	8.41%	to	10.44%
2008	104,672	$8.83	to	$11.69	$1,122,300	6.23%	0.75%	to	2.60%	-11.04%	to	-9.31%
ING American Funds Asset Allocation Portfolio												
2012	36,387	$10.46	to	$11.18	$392,917	1.33%	0.95%	to	2.35%	12.84%	to	14.55%
2011	35,868	$9.27	to	$9.76	$340,934	1.42%	0.95%	to	2.35%	-1.49%	to	-0.10%
2010	36,730	$9.41	to	$9.77	$352,116	1.56%	0.95%	to	2.35%	9.40%	to	10.90%
2009	35,172	$8.60	to	$8.81	$306,208	1.71%	0.95%	to	2.35%	20.45%	to	22.19%
2008	20,680	$7.13	to	$7.21	$148,369	(a)	0.95%	to	2.60%		(a)	
ING American Funds Global Growth and Income Portfolio												
2012	1,385	$10.54	to	$10.83	$14,789	1.44%	0.95%	to	2.35%	14.07%	to	15.71%
2011	734	$9.24	to	$9.36	$6,822	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Growth and Income Portfolio												
2012	1,103	$9.86	to	$10.14	$11,029	1.62%	0.95%	to	2.35%	12.94%	to	14.58%
2011	511	$8.73	to	$8.85	$4,490	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING American Funds International Portfolio												
2012	60,606	$8.00	to	$18.99	$1,009,047	1.36%	0.75%	to	2.60%	14.15%	to	16.35%
2011	67,548	$6.98	to	$16.35	$977,119	1.65%	0.75%	to	2.60%	-16.58%	to	-15.04%
2010	78,623	$8.34	to	$19.28	$1,355,667	0.88%	0.75%	to	2.60%	3.94%	to	5.90%
2009	84,125	$8.00	to	$18.25	$1,387,295	3.37%	0.75%	to	2.60%	38.56%	to	41.37%
2008	80,618	$5.75	to	$12.94	$953,776	1.98%	0.75%	to	2.60%	-43.93%	to	-42.92%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds World Allocation Portfolio - Service Class												
2012	13,575	$13.30	to	$15.30	$185,967	1.42%	0.95%	to	2.35%	10.37%	to	11.92%
2011	14,957	$12.05	to	$13.67	$184,314	1.09%	0.95%	to	2.35%	-8.09%	to	-6.75%
2010	13,571	$13.11	to	$14.66	$180,515	0.82%	0.95%	to	2.35%	10.08%	to	11.65%
2009	8,491	$11.91	to	$13.13	$102,079	0.49%	0.95%	to	2.35%	31.60%	to	33.44%
2008	1,447	$9.05	to	$9.09	$13,128	(a)	1.00%	to	2.35%		(a)	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2012	14,891	$10.48	to	$14.38	$198,630	0.74%	0.90%	to	2.60%	15.59%	to	17.58%
2011	15,336	$8.98	to	$12.23	$175,361	0.55%	0.90%	to	2.60%	2.09%	to	3.82%
2010	15,039	$8.72	to	$11.78	$167,211	-	0.90%	to	2.60%	4.17%	to	6.05%
2009	16,988	$8.19	to	$11.11	$179,816	-	0.90%	to	2.60%	16.96%	to	19.08%
2008	18,362	$6.98	to	$9.33	$164,749	0.14%	0.90%	to	2.60%	-30.52%	to	-29.35%
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2012	45,124	$12.19	to	$13.07	$568,856	0.67%	0.75%	to	2.60%	3.80%	to	5.57%
2011	41,818	$11.85	to	$12.38	$504,313	2.03%	0.75%	to	2.35%	9.42%	to	11.13%
2010	23,288	$10.78	to	$11.14	$255,091	1.85%	0.75%	to	2.60%	2.76%	to	4.70%
2009	15,090	$10.49	to	$10.64	$159,401	(b)	0.75%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2012	7	$9.37	to	$9.70	$69	-	0.75%	to	1.35%	13.16%	to	13.98%
2011	16	$8.28	to	$8.51	$134	0.70%	0.75%	to	1.35%	-2.59%	to	-2.07%
2010	18	$8.50	to	$8.69	$153	0.66%	0.75%	to	1.35%	12.14%	to	12.71%
2009	19	$7.58	to	$7.71	$148	0.72%	0.75%	to	1.35%	28.69%	to	29.58%
2008	22	$5.89	to	$5.95	$131	-	0.75%	to	1.35%	-39.71%	to	-39.35%
ING BlackRock Large Cap Growth Portfolio - Service Class												
2012	12,257	$9.97	to	$13.18	$146,114	0.51%	0.75%	to	2.35%	11.83%	to	13.65%
2011	13,029	$8.86	to	$11.62	$138,504	0.47%	0.75%	to	2.60%	-4.13%	to	-2.38%
2010	12,002	$9.15	to	$11.92	$131,991	0.27%	0.75%	to	2.60%	10.40%	to	12.56%
2009	13,216	$8.21	to	$10.60	$130,165	0.32%	0.75%	to	2.60%	26.78%	to	29.32%
2008	12,227	$6.41	to	$8.22	$94,345	-	0.75%	to	2.60%	-40.61%	to	-39.55%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Bond Portfolio												
2012	40,340	$10.68	to	$11.65	$446,283	2.62%	0.75%	to	2.35%	3.99%	to	5.66%
2011	43,914	$10.27	to	$11.04	$463,738	2.67%	0.75%	to	2.35%	3.31%	to	4.99%
2010	49,259	$9.94	to	$10.55	$500,271	2.49%	0.75%	to	2.60%	3.28%	to	5.25%
2009	49,758	$9.60	to	$10.04	$484,377	3.65%	0.75%	to	2.60%	9.18%	to	11.35%
2008	28,568	$8.77	to	$9.04	$252,168	(a)	0.75%	to	2.60%		(a)	
ING Clarion Global Real Estate Portfolio - Service Class												
2012	10,755	$9.93	to	$12.94	$130,676	0.55%	0.75%	to	2.35%	22.73%	to	24.79%
2011	12,280	$8.01	to	$10.40	$120,762	3.48%	0.75%	to	2.35%	-7.52%	to	-6.08%
2010	14,082	$8.57	to	$11.08	$148,699	8.36%	0.75%	to	2.35%	13.21%	to	15.19%
2009	16,302	$7.49	to	$9.65	$151,036	2.43%	0.75%	to	2.60%	29.94%	to	32.34%
2008	16,758	$5.69	to	$7.30	$118,550	-	0.75%	to	2.60%	-42.79%	to	-41.83%
ING Clarion Global Real Estate Portfolio - Service 2 Class												
2012	160	$11.77	to	$12.43	$1,935	0.37%	1.40%	to	2.20%	22.73%	to	23.68%
2011	185	$9.59	to	$10.05	$1,815	3.33%	1.40%	to	2.20%	-7.52%	to	-6.69%
2010	214	$10.37	to	$10.77	$2,264	8.28%	1.40%	to	2.20%	13.21%	to	14.09%
2009	247	$9.16	to	$9.44	$2,299	2.15%	1.40%	to	2.20%	30.30%	to	31.48%
2008	239	$7.03	to	$7.18	$1,695	-	1.40%	to	2.20%	-42.61%	to	-42.19%
ING Clarion Real Estate Portfolio - Service Class												
2012	4,386	$12.07	to	$102.65	$283,259	0.99%	0.50%	to	2.60%	12.57%	to	14.96%
2011	5,197	$10.67	to	$89.29	$292,946	1.29%	0.50%	to	2.60%	6.64%	to	8.96%
2010	6,187	$9.95	to	$81.95	$322,300	3.38%	0.50%	to	2.60%	24.70%	to	27.33%
2009	7,573	$7.94	to	$64.36	$307,226	3.51%	0.50%	to	2.60%	32.26%	to	35.21%
2008	8,954	$5.97	to	$47.60	$270,838	1.26%	0.50%	to	2.60%	-40.10%	to	-38.82%
ING Clarion Real Estate Portfolio - Service 2 Class												
2012	872	$15.09	to	$27.92	$20,237	0.89%	1.40%	to	2.20%	12.86%	to	13.77%
2011	981	$13.37	to	$24.54	$20,207	1.17%	1.40%	to	2.20%	6.87%	to	7.77%
2010	1,093	$12.51	to	$22.77	$21,031	3.24%	1.40%	to	2.20%	24.98%	to	26.01%
2009	1,228	$10.01	to	$18.07	$18,836	3.33%	1.40%	to	2.20%	32.76%	to	33.80%
2008	1,378	$7.54	to	$13.51	$15,856	1.08%	1.40%	to	2.20%	-39.97%	to	-39.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING DFA World Equity Portfolio - Service Class												
2012	18,092	$8.54	to	$10.16	$160,718	2.12%	0.75%	to	2.35%	15.25%	to	17.05%
2011	20,489	$7.41	to	$8.68	$156,789	2.37%	0.75%	to	2.35%	-11.36%	to	-9.77%
2010	25,962	$8.36	to	$9.62	$222,454	1.62%	0.75%	to	2.60%	22.04%	to	23.81%
2009	22,107	$6.85	to	$7.77	$154,311	-	0.75%	to	2.35%	18.92%	to	21.03%
2008	22,447	$5.76	to	$6.42	$130,749	2.64%	0.75%	to	2.35%	-44.40%	to	-43.67%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2012	36,325	$10.38	to	$19.33	$596,317	0.60%	0.50%	to	2.35%	11.94%	to	14.04%
2011	43,006	$9.27	to	$16.95	$626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010	52,695	$10.64	to	$19.13	$879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%
2009	57,858	$8.48	to	$14.98	$766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2012	1,542	$14.16	to	$22.32	$30,178	0.49%	1.40%	to	2.20%	11.85%	to	12.78%
2011	1,696	$12.66	to	$19.79	$29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010	1,862	$14.55	to	$22.57	$37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
2009	2,037	$11.61	to	$17.86	$32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
ING Franklin Income Portfolio - Service Class												
2012	39,474	$11.10	to	$12.97	$483,680	5.97%	0.95%	to	2.60%	9.67%	to	11.55%
2011	41,219	$10.08	to	$11.63	$456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010	40,859	$10.06	to	$11.46	$448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
2009	43,601	$9.11	to	$10.25	$431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
ING Franklin Income Portfolio - Service 2 Class												
2012	846	$11.78	to	$12.44	$10,259	5.73%	1.40%	to	2.20%	9.99%	to	10.97%
2011	820	$10.71	to	$11.21	$9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010	822	$10.69	to	$11.11	$8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
2009	799	$9.69	to	$9.99	$7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2012	16,434	$9.26	to	$11.25	$176,567	1.55%	0.95%	to	2.55%	10.68%	to	12.54%
2011	18,518	$8.34	to	$10.00	$178,164	3.44%	0.95%	to	2.55%	-3.34%	to	-1.77%
2010	20,340	$8.60	to	$10.18	$200,678	0.43%	0.95%	to	2.60%	8.73%	to	10.53%
2009	20,839	$7.89	to	$9.21	$187,539	0.13%	0.95%	to	2.60%	23.25%	to	25.34%
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2012	81,829	$8.87	to	$10.91	$768,266	3.71%	0.75%	to	2.60%	12.85%	to	14.96%
2011	90,783	$7.86	to	$9.49	$747,851	2.35%	0.75%	to	2.60%	-3.79%	to	-1.96%
2010	100,997	$8.17	to	$9.68	$857,015	2.48%	0.75%	to	2.60%	7.93%	to	9.88%
2009	109,090	$7.57	to	$8.81	$849,891	2.86%	0.75%	to	2.60%	26.80%	to	29.37%
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
ING Global Resources Portfolio - Adviser Class												
2012	8,597	$8.30	to	$8.53	$72,214	0.62%	0.95%	to	2.35%	-5.47%	to	-4.16%
2011	9,963	$8.78	to	$8.90	$87,944	(d)	0.95%	to	2.35%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Global Resources Portfolio - Service Class												
2012	12,902	$7.99	to	$44.31	$410,662	0.76%	0.80%	to	2.60%	-5.36%	to	-3.61%
2011	14,721	$8.41	to	$45.97	$491,277	0.55%	0.80%	to	2.60%	-11.52%	to	-9.88%
2010	17,390	$9.47	to	$51.01	$653,531	0.86%	0.80%	to	2.60%	18.51%	to	20.68%
2009	22,047	$7.96	to	$42.27	$692,061	0.33%	0.80%	to	2.60%	33.93%	to	36.40%
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
ING Global Resources Portfolio - Service 2 Class												
2012	962	$16.65	to	$26.47	$21,585	0.60%	1.40%	to	2.20%	-5.13%	to	-4.34%
2011	1,052	$17.55	to	$27.67	$24,799	0.42%	1.40%	to	2.20%	-11.23%	to	-10.51%
2010	1,153	$19.77	to	$30.92	$30,533	0.77%	1.40%	to	2.20%	18.81%	to	19.75%
2009	1,285	$16.64	to	$25.82	$28,489	0.04%	1.40%	to	2.20%	34.19%	to	35.32%
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2012	13,206	$9.98	to	$38.04	$373,644	1.88%	0.50%	to	2.35%	11.85%	to	13.99%
2011	15,290	$8.86	to	$33.37	$383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010	17,670	$9.21	to	$34.28	$460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
2009	20,388	$8.35	to	$30.63	$482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class												
2012	2,943	$11.70	to	$16.95	$44,647	1.68%	1.40%	to	2.20%	11.85%	to	12.77%
2011	3,289	$10.46	to	$15.03	$44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010	3,710	$10.95	to	$15.61	$52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
2009	3,999	$9.97	to	$14.09	$51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2012	26,345	$9.00	to	$25.39	$565,548	-	0.75%	to	2.60%	16.04%	to	18.22%
2011	26,986	$7.73	to	$21.49	$495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010	28,787	$9.68	to	$26.50	$657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
2009	35,528	$8.23	to	$22.21	$692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
2008	35,629	$4.91	to	$13.05	$414,868	2.61%	0.75%	to	2.60%	-52.55%	to	-51.67%
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2012	914	$21.83	to	$35.58	$26,943	-	1.40%	to	2.20%	16.30%	to	17.23%
2011	1,006	$18.77	to	$30.35	$25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010	1,118	$23.52	to	$37.72	$35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
2009	1,238	$20.02	to	$31.84	$33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
2008	1,298	$11.95	to	$18.85	$20,686	2.26%	1.40%	to	2.20%	-52.41%	to	-52.04%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2012	13,087	$12.81	to	$19.13	$223,964	0.17%	0.90%	to	2.60%	15.58%	to	17.65%
2011	15,244	$11.03	to	$16.26	$223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010	16,918	$11.41	to	$16.63	$257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%
2009	12,649	$9.20	to	$13.24	$153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%
2008	13,007	$7.38	to	$10.58	$126,323	0.47%	0.80%	to	2.60%	-31.75%	to	-30.53%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class												
2012	1,788	$13.30	to	$21.57	$33,170	0.01%	1.40%	to	2.20%	15.85%	to	16.85%
2011	2,003	$11.48	to	$18.46	$32,082	0.19%	1.40%	to	2.20%	-3.61%	to	-2.84%
2010	2,318	$11.91	to	$19.00	$38,538	0.11%	1.40%	to	2.20%	23.80%	to	24.75%
2009	2,557	$9.62	to	$15.23	$34,226	0.22%	1.40%	to	2.20%	24.29%	to	25.35%
2008	2,792	$7.74	to	$12.15	$30,008	0.28%	1.40%	to	2.20%	-31.56%	to	-31.04%
ING Large Cap Growth Portfolio - Adviser Class												
2012	184,662	$10.23	to	$10.37	$1,901,279	(e)	0.75%	to	2.60%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
ING Large Cap Growth Portfolio - Service Class												
2012	13,596	$14.48	to	$18.02	$214,540	0.47%	0.75%	to	2.35%	15.01%	to	16.94%
2011	15,951	$12.59	to	$15.41	$217,732	0.27%	0.75%	to	2.35%	-0.16%	to	1.52%
2010	8,969	$12.61	to	$15.18	$121,916	0.34%	0.75%	to	2.35%	11.59%	to	13.37%
2009	7,714	$11.30	to	$13.39	$93,436	0.43%	0.75%	to	2.35%	39.16%	to	41.39%
2008	1,030	$8.12	to	$9.47	$8,916	0.14%	0.75%	to	2.55%	-29.38%	to	-28.09%
ING Large Cap Growth Portfolio - Service 2 Class												
2012	56	$14.49	to	$16.10	$856	0.49%	1.40%	to	2.20%	15.09%	to	16.08%
2011	59	$12.59	to	$13.87	$784	0.24%	1.40%	to	2.20%	-0.16%	to	0.58%
2010	67	$12.61	to	$13.79	$886	-	1.40%	to	2.20%	11.59%	to	12.57%
2009	74	$11.30	to	$12.25	$879	-	1.40%	to	2.20%	38.99%	to	40.16%
2008	94	$8.13	to	$8.74	$802	-	1.40%	to	2.20%	-29.18%	to	-28.65%
ING Large Cap Value Portfolio - Service Class												
2012	6,830	$11.12	to	$11.45	$76,880	2.34%	0.90%	to	2.35%	11.65%	to	13.37%
2011	6,463	$9.95	to	$10.10	$64,740	(d)	0.90%	to	2.45%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

126

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Limited Maturity Bond Portfolio - Service Class												
2012	2,884	$10.41	to	$28.62	$62,727	0.78%	0.50%	to	2.25%	-0.79%	to	0.99%
2011	3,478	$10.46	to	$28.34	$75,764	3.11%	0.50%	to	2.25%	-1.10%	to	0.64%
2010	4,330	$10.56	to	$28.16	$94,829	3.66%	0.50%	to	2.25%	0.85%	to	2.62%
2009	5,258	$10.44	to	$27.44	$113,748	4.79%	0.50%	to	2.25%	4.76%	to	6.65%
2008	6,346	$9.94	to	$25.73	$130,395	6.53%	0.50%	to	2.25%	-2.48%	to	-0.73%
ING Liquid Assets Portfolio - Service Class												
2012	57,672	$9.17	to	$18.98	$822,755	-	0.75%	to	2.35%	-2.44%	to	-0.73%
2011	67,502	$9.39	to	$19.12	$994,227	-	0.75%	to	2.35%	-2.29%	to	-0.73%
2010	70,785	$9.60	to	$19.26	$1,063,594	-	0.75%	to	2.60%	-2.58%	to	-0.77%
2009	97,754	$9.82	to	$19.41	$1,494,964	0.11%	0.75%	to	2.60%	-2.33%	to	-0.41%
2008	150,409	$10.01	to	$19.49	$2,331,467	2.26%	0.75%	to	2.60%	-0.19%	to	1.67%
ING Liquid Assets Portfolio - Service 2 Class												
2012	1,568	$9.63	to	$10.15	$15,419	-	1.40%	to	2.20%	-2.23%	to	-1.36%
2011	1,931	$9.84	to	$10.29	$19,328	-	1.40%	to	2.20%	-2.18%	to	-1.34%
2010	2,263	$10.04	to	$10.43	$23,027	-	1.40%	to	2.20%	-2.13%	to	-1.42%
2009	3,118	$10.23	to	$10.58	$32,318	0.06%	1.40%	to	2.20%	-2.00%	to	-1.12%
2008	5,349	$10.40	to	$10.70	$56,288	2.09%	1.40%	to	2.20%	0.10%	to	0.85%
ING Marsico Growth Portfolio - Service Class												
2012	24,264	$9.91	to	$20.10	$405,242	0.42%	0.80%	to	2.60%	9.68%	to	11.60%
2011	27,653	$8.96	to	$18.01	$417,672	0.23%	0.80%	to	2.60%	-4.24%	to	-2.44%
2010	31,986	$9.26	to	$18.46	$502,962	0.52%	0.80%	to	2.60%	16.68%	to	18.87%
2009	34,422	$7.78	to	$15.53	$460,437	0.84%	0.80%	to	2.60%	25.61%	to	28.03%
2008	37,553	$6.17	to	$12.13	$397,436	0.52%	0.80%	to	2.60%	-41.84%	to	-40.80%
ING Marsico Growth Portfolio - Service 2 Class												
2012	1,125	$11.15	to	$16.64	$16,538	0.26%	1.40%	to	2.20%	9.85%	to	10.71%
2011	1,227	$10.15	to	$15.03	$16,367	0.10%	1.40%	to	2.20%	-3.97%	to	-3.16%
2010	1,351	$10.57	to	$15.52	$18,769	0.40%	1.40%	to	2.20%	16.92%	to	17.93%
2009	1,476	$9.04	to	$13.16	$17,480	0.69%	1.40%	to	2.20%	26.08%	to	27.03%
2008	1,535	$7.17	to	$10.36	$14,277	0.32%	1.40%	to	2.20%	-41.75%	to	-41.24%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2012	23,691	$10.48	to	$34.79	$614,072	2.44%	0.50%	to	2.60%	8.32%	to	10.62%
2011	26,667	$9.62	to	$31.45	$635,627	2.40%	0.50%	to	2.60%	-1.08%	to	1.09%
2010	31,007	$9.66	to	$31.11	$742,863	0.45%	0.50%	to	2.60%	7.07%	to	9.27%
2009	35,805	$8.98	to	$28.47	$797,586	2.44%	0.50%	to	2.60%	14.78%	to	17.31%
2008	38,189	$7.77	to	$24.27	$740,739	5.93%	0.50%	to	2.60%	-24.37%	to	-22.73%
ING MFS Total Return Portfolio - Service 2 Class												
2012	2,266	$11.37	to	$15.15	$30,932	2.25%	1.40%	to	2.20%	8.49%	to	9.39%
2011	2,472	$10.48	to	$13.85	$30,990	2.33%	1.40%	to	2.20%	-0.76%	to	0.07%
2010	2,737	$10.56	to	$13.84	$34,511	0.44%	1.40%	to	2.20%	7.32%	to	8.12%
2009	2,933	$9.84	to	$12.80	$34,335	2.28%	1.40%	to	2.20%	15.09%	to	16.05%
2008	3,225	$8.55	to	$11.03	$32,705	5.67%	1.40%	to	2.20%	-24.13%	to	-23.51%
ING MFS Utilities Portfolio - Service Class												
2012	24,539	$10.29	to	$20.27	$460,175	3.07%	0.75%	to	2.35%	10.63%	to	12.46%
2011	27,505	$9.29	to	$18.06	$463,878	3.57%	0.75%	to	2.60%	3.61%	to	5.61%
2010	26,755	$8.94	to	$17.13	$431,592	2.55%	0.75%	to	2.60%	10.77%	to	12.77%
2009	28,774	$8.04	to	$15.20	$416,638	5.29%	0.75%	to	2.60%	29.34%	to	31.87%
2008	31,245	$6.19	to	$11.55	$347,825	3.74%	0.75%	to	2.60%	-39.34%	to	-38.27%
ING Morgan Stanley Global Franchise Portfolio - Service Class												
2012	17,853	$12.04	to	$22.63	$357,517	1.74%	0.90%	to	2.35%	13.03%	to	14.76%
2011	18,918	$10.64	to	$19.72	$333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
2010	19,799	$9.98	to	$18.25	$326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
2009	18,516	$8.96	to	$16.29	$272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class												
2012	2,939	$16.57	to	$22.71	$59,526	1.54%	1.40%	to	2.20%	13.03%	to	13.89%
2011	3,291	$14.66	to	$19.94	$58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
2010	3,747	$13.76	to	$18.57	$62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
2009	4,059	$12.36	to	$16.54	$60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Active Allocation Portfolio - Service Class												
2012	3,962	$12.03	to	$15.50	$49,203	2.60%	0.95%	to	2.35%	10.06%	to	11.75%
2011	4,532	$10.93	to	$13.87	$50,759	0.03%	0.95%	to	2.35%	-6.66%	to	-5.39%
2010	5,040	$11.71	to	$14.66	$60,023	1.62%	0.95%	to	2.35%	11.40%	to	12.94%
2009	2,217	$10.51	to	$12.98	$23,532	1.10%	0.95%	to	2.35%	24.97%	to	26.39%
2008	412	$8.41	to	$8.45	$3,471	(a)	1.15%	to	2.35%		(a)	
ING PIMCO High Yield Portfolio - Service Class												
2012	34,403	$12.07	to	$19.25	$590,727	6.55%	0.50%	to	2.60%	11.03%	to	13.44%
2011	32,978	$10.80	to	$16.97	$506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010	34,750	$12.41	to	$16.33	$519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
2009	29,928	$11.24	to	$14.47	$400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
ING PIMCO Total Return Bond Portfolio - Service Class												
2012	158,327	$12.71	to	$23.01	$2,929,962	3.31%	0.75%	to	2.60%	5.90%	to	7.98%
2011	162,686	$11.92	to	$21.31	$2,819,652	4.06%	0.75%	to	2.60%	0.76%	to	2.67%
2010	174,530	$11.75	to	$20.76	$2,995,230	4.93%	0.75%	to	2.60%	4.96%	to	6.90%
2009	184,659	$11.14	to	$19.42	$2,982,070	4.08%	0.75%	to	2.60%	11.41%	to	13.57%
2008	146,635	$10.05	to	$17.10	$2,112,274	3.67%	0.75%	to	2.60%	1.54%	to	3.45%
ING PIMCO Total Return Bond Portfolio - Service 2 Class												
2012	4,251	$13.92	to	$16.23	$64,889	3.18%	1.40%	to	2.20%	6.26%	to	7.13%
2011	4,593	$13.10	to	$15.15	$65,836	4.01%	1.40%	to	2.20%	1.00%	to	1.75%
2010	5,170	$12.97	to	$14.89	$73,254	4.52%	1.40%	to	2.20%	5.19%	to	6.05%
2009	5,514	$12.33	to	$14.04	$73,887	3.66%	1.40%	to	2.20%	11.79%	to	12.68%
2008	5,145	$11.03	to	$12.46	$61,403	3.17%	1.40%	to	2.20%	1.66%	to	2.64%
ING Pioneer Fund Portfolio - Service Class												
2012	3,858	$9.88	to	$12.69	$45,382	1.26%	0.75%	to	2.35%	7.69%	to	9.49%
2011	4,457	$9.06	to	$11.59	$48,382	1.32%	0.75%	to	2.60%	-7.09%	to	-5.23%
2010	5,005	$9.61	to	$12.23	$57,938	1.02%	0.75%	to	2.60%	12.94%	to	14.94%
2009	5,109	$8.39	to	$10.64	$51,948	1.15%	0.75%	to	2.60%	20.84%	to	23.29%
2008	5,490	$6.83	to	$8.63	$45,727	2.81%	0.75%	to	2.60%	-36.39%	to	-35.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2012	36,866	$10.05	to	$12.82	$438,285	0.88%	0.75%	to	2.45%	8.30%	to	10.23%
2011	42,385	$9.21	to	$11.63	$461,825	1.23%	0.75%	to	2.60%	-7.48%	to	-5.68%
2010	49,052	$9.86	to	$12.33	$572,449	0.83%	0.75%	to	2.60%	14.92%	to	16.99%
2009	56,025	$8.41	to	$10.54	$563,986	1.19%	0.75%	to	2.60%	21.84%	to	24.29%
2008	60,375	$6.88	to	$8.48	$494,199	1.66%	0.75%	to	2.60%	-34.81%	to	-33.65%
ING Retirement Conservative Portfolio - Adviser Class												
2012	60,572	$9.46	to	$9.90	$584,925	2.99%	0.95%	to	2.35%	5.35%	to	6.92%
2011	60,971	$8.98	to	$9.26	$555,004	1.59%	0.95%	to	2.35%	2.75%	to	4.16%
2010	53,453	$8.74	to	$8.89	$470,803	0.25%	0.95%	to	2.35%	5.30%	to	6.85%
2009	48,192	$8.30	to	$8.32	$400,422	(b)	0.95%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Growth Portfolio - Adviser Class												
2012	380,195	$10.76	to	$11.35	$4,208,491	2.39%	0.95%	to	2.60%	10.02%	to	11.83%
2011	412,396	$9.78	to	$10.15	$4,111,687	0.83%	0.95%	to	2.60%	-3.74%	to	-2.12%
2010	449,035	$10.16	to	$10.37	$4,611,727	0.37%	0.95%	to	2.60%	8.66%	to	10.55%
2009	484,226	$9.35	to	$9.38	$4,534,412	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2012	251,860	$11.01	to	$11.61	$2,852,881	2.58%	0.95%	to	2.60%	8.69%	to	10.48%
2011	276,852	$10.13	to	$10.51	$2,858,948	1.05%	0.95%	to	2.60%	-2.50%	to	-0.85%
2010	303,412	$10.39	to	$10.60	$3,185,520	0.47%	0.95%	to	2.60%	8.12%	to	9.96%
2009	322,936	$9.61	to	$9.64	$3,108,225	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Portfolio - Adviser Class												
2012	144,592	$11.21	to	$11.83	$1,668,464	3.17%	0.95%	to	2.60%	7.38%	to	9.23%
2011	157,865	$10.44	to	$10.83	$1,681,480	1.39%	0.95%	to	2.60%	-0.48%	to	1.12%
2010	171,842	$10.49	to	$10.71	$1,823,032	0.56%	0.95%	to	2.60%	6.61%	to	8.51%
2009	186,216	$9.84	to	$9.87	$1,834,949	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2012	60,087	$11.95	to	$68.46	$2,461,428	1.57%	0.75%	to	2.60%	11.48%	to	13.62%
2011	64,353	$10.65	to	$60.29	$2,370,408	1.81%	0.75%	to	2.60%	0.24%	to	2.10%
2010	73,279	$10.56	to	$59.06	$2,636,403	1.59%	0.75%	to	2.60%	11.01%	to	13.15%
2009	75,826	$9.45	to	$52.21	$2,513,348	1.88%	0.75%	to	2.60%	29.86%	to	32.33%
2008	75,307	$7.26	to	$39.50	$1,962,032	4.41%	0.75%	to	2.60%	-29.40%	to	-28.10%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2012	4,186	$14.04	to	$20.92	$77,162	1.46%	1.40%	to	2.20%	11.87%	to	12.78%
2011	4,440	$12.55	to	$18.55	$73,103	1.65%	1.40%	to	2.20%	0.48%	to	1.26%
2010	5,094	$12.49	to	$18.32	$83,486	1.42%	1.40%	to	2.20%	11.32%	to	12.32%
2009	5,711	$11.22	to	$16.31	$83,348	1.69%	1.40%	to	2.20%	30.16%	to	31.11%
2008	6,234	$8.62	to	$12.44	$69,529	3.87%	1.40%	to	2.20%	-29.23%	to	-28.63%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2012	22,522	$10.36	to	$43.40	$645,207	1.94%	0.50%	to	2.45%	14.30%	to	16.64%
2011	25,659	$8.99	to	$37.21	$643,106	1.98%	0.50%	to	2.60%	-3.43%	to	-1.40%
2010	26,314	$9.23	to	$37.74	$685,068	1.57%	0.50%	to	2.60%	11.93%	to	14.40%
2009	28,154	$8.17	to	$32.99	$652,560	1.66%	0.50%	to	2.60%	21.80%	to	24.35%
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2012	1,624	$11.53	to	$16.55	$24,314	1.88%	1.40%	to	2.20%	14.27%	to	15.25%
2011	1,780	$10.09	to	$14.36	$23,289	1.90%	1.40%	to	2.20%	-3.07%	to	-2.31%
2010	1,773	$10.41	to	$14.70	$23,922	1.49%	1.40%	to	2.20%	12.18%	to	13.16%
2009	1,880	$9.28	to	$12.99	$22,439	1.53%	1.40%	to	2.20%	22.06%	to	23.01%
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
ING T. Rowe Price International Stock Portfolio - Service Class												
2012	10,865	$7.79	to	$14.39	$144,821	0.28%	0.75%	to	2.60%	15.60%	to	17.87%
2011	11,431	$6.71	to	$12.23	$130,635	3.60%	0.75%	to	2.60%	-14.58%	to	-13.01%
2010	12,505	$7.83	to	$14.08	$166,057	1.37%	0.75%	to	2.60%	10.86%	to	12.93%
2009	14,798	$7.04	to	$12.48	$175,866	1.22%	0.75%	to	2.60%	33.99%	to	36.62%
2008	18,200	$5.23	to	$9.16	$160,191	1.13%	0.75%	to	2.60%	-50.83%	to	-49.95%

131

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class												
2012	11,449	$9.16	to	$27.76	$243,263	1.84%	0.80%	to	2.35%	18.96%	to	20.75%
2011	12,807	$7.70	to	$22.99	$228,537	1.62%	0.80%	to	2.60%	-8.11%	to	-6.43%
2010	14,785	$8.35	to	$24.57	$286,405	1.43%	0.80%	to	2.60%	4.99%	to	6.87%
2009	16,283	$7.93	to	$22.99	$299,463	2.07%	0.80%	to	2.60%	28.88%	to	31.22%
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
ING Templeton Global Growth Portfolio - Service 2 Class												
2012	295	$11.49	to	$17.97	$4,627	1.76%	1.40%	to	2.20%	18.94%	to	19.88%
2011	298	$9.66	to	$14.99	$3,901	1.44%	1.40%	to	2.20%	-7.91%	to	-7.13%
2010	332	$10.49	to	$16.14	$4,732	1.36%	1.40%	to	2.20%	5.22%	to	6.04%
2009	346	$9.97	to	$15.22	$4,691	1.95%	1.40%	to	2.20%	29.15%	to	30.20%
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
ING Diversified International Fund - Class R												
2012	11	$8.86	to	$9.20	$100	1.75%	0.75%	to	1.35%	15.97%	to	16.60%
2011	17	$7.64	to	$7.89	$128	0.65%	0.75%	to	1.35%	-16.50%	to	-15.97%
2010	19	$9.15	to	$9.39	$178	0.52%	0.75%	to	1.35%	9.84%	to	10.47%
2009	24	$8.33	to	$8.50	$203	0.52%	0.75%	to	1.35%	32.85%	to	33.86%
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2012	85	$19.73	to	$21.71	$1,828	1.05%	0.75%	to	1.35%	14.75%	to	15.45%
2011	106	$17.14	to	$18.85	$1,975	1.15%	0.75%	to	1.35%	-4.44%	to	-3.85%
2010	157	$17.90	to	$19.66	$3,047	1.06%	0.75%	to	1.35%	20.36%	to	21.06%
2009	127	$14.83	to	$16.27	$2,051	2.20%	0.75%	to	1.35%	33.81%	to	34.63%
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
ING Baron Growth Portfolio - Service Class												
2012	23,792	$11.79	to	$22.28	$351,077	-	0.75%	to	2.60%	16.58%	to	18.76%
2011	26,714	$10.08	to	$18.76	$335,771	-	0.75%	to	2.60%	-0.43%	to	1.46%
2010	27,327	$10.09	to	$18.49	$342,203	-	0.75%	to	2.60%	23.17%	to	25.61%
2009	28,614	$8.16	to	$14.72	$288,247	-	0.75%	to	2.60%	31.77%	to	34.18%
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2012	11,729	$10.21	to	$12.27	$124,999	0.24%	0.95%	to	2.35%	11.58%	to	13.14%
2011	13,429	$9.15	to	$10.85	$127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
2010	15,497	$9.52	to	$11.27	$153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
2009	19,380	$7.80	to	$9.08	$156,330	1.23%	0.95%	to	2.60%	21.50%	to	23.51%
2008	20,680	$6.42	to	$7.36	$136,090	0.10%	0.95%	to	2.60%	-35.80%	to	-34.69%
ING Davis New York Venture Portfolio - Service Class												
2012	24,498	$9.05	to	$13.88	$244,764	0.29%	0.75%	to	2.60%	9.35%	to	11.42%
2011	26,804	$8.24	to	$12.49	$242,733	0.98%	0.75%	to	2.60%	-7.16%	to	-5.44%
2010	30,184	$8.85	to	$13.23	$291,613	0.41%	0.75%	to	2.60%	9.11%	to	11.26%
2009	30,411	$8.08	to	$11.93	$266,995	0.67%	0.75%	to	2.60%	28.14%	to	30.66%
2008	27,384	$6.28	to	$9.15	$185,900	0.86%	0.75%	to	2.60%	-40.84%	to	-39.67%
ING Global Bond Portfolio - Service Class												
2012	587	$14.18	to	$14.85	$8,567	5.78%	0.75%	to	1.35%	6.22%	to	6.83%
2011	652	$13.35	to	$13.90	$8,930	7.06%	0.75%	to	1.35%	2.14%	to	2.73%
2010	721	$13.07	to	$13.53	$9,633	3.10%	0.75%	to	1.35%	13.95%	to	14.66%
2009	732	$11.47	to	$11.80	$8,547	3.29%	0.75%	to	1.35%	19.73%	to	20.41%
2008	914	$9.58	to	$9.80	$8,886	6.50%	0.75%	to	1.35%	-16.91%	to	-16.38%
ING Growth and Income Core Portfolio - Initial Class												
2012	78	$8.48	to	$12.69	$711	0.37%	0.95%	to	2.00%	7.08%	to	8.18%
2011	105	$7.91	to	$11.76	$895	0.70%	0.95%	to	2.00%	-14.85%	to	-13.98%
2010	138	$9.29	to	$13.71	$1,384	1.47%	0.95%	to	2.10%	8.98%	to	10.36%
2009	163	$8.51	to	$12.46	$1,479	1.12%	0.95%	to	2.10%	41.78%	to	43.50%
2008	188	$5.99	to	$8.72	$1,193	0.52%	0.95%	to	2.10%	-41.01%	to	-40.35%
ING Growth and Income Core Portfolio - Service Class												
2012	523	$9.60	to	$13.36	$5,714	0.08%	0.75%	to	2.35%	6.43%	to	8.12%
2011	620	$9.02	to	$12.38	$6,348	0.55%	0.75%	to	2.35%	-15.38%	to	-13.89%
2010	690	$10.66	to	$14.43	$8,281	1.41%	0.75%	to	2.35%	8.55%	to	10.24%
2009	718	$9.82	to	$13.11	$7,716	0.79%	0.75%	to	2.35%	40.89%	to	43.36%
2008	679	$6.97	to	$9.18	$4,948	0.10%	0.75%	to	2.35%	-41.30%	to	-40.37%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2012	14,417	$10.47	to	$15.80	$189,072	1.27%	0.75%	to	2.60%	15.46%	to	17.69%
2011	15,372	$8.97	to	$13.45	$173,078	1.34%	0.75%	to	2.60%	-4.60%	to	-2.75%
2010	16,119	$9.32	to	$13.88	$189,031	1.38%	0.75%	to	2.60%	12.14%	to	14.24%
2009	15,876	$8.24	to	$12.18	$164,271	2.32%	0.75%	to	2.60%	25.28%	to	27.51%
2008	16,491	$6.55	to	$9.57	$135,204	3.99%	0.75%	to	2.60%	-38.19%	to	-36.94%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2012	107	$13.76	to	$14.25	$1,502	2.34%	0.75%	to	1.20%	11.42%	to	11.94%
2011	123	$12.35	to	$12.73	$1,540	2.04%	0.75%	to	1.20%	-2.29%	to	-1.85%
2010	160	$12.64	to	$12.97	$2,046	1.74%	0.75%	to	1.20%	10.97%	to	11.52%
2009	202	$11.39	to	$11.63	$2,321	1.91%	0.75%	to	1.20%	21.30%	to	21.78%
2008	221	$9.34	to	$9.55	$2,076	5.06%	0.75%	to	1.35%	-24.43%	to	-23.96%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class												
2012	13,440	$10.11	to	$16.88	$176,309	1.91%	0.75%	to	2.60%	9.51%	to	11.63%
2011	14,689	$9.18	to	$15.16	$174,083	1.91%	0.75%	to	2.60%	-3.83%	to	-2.06%
2010	16,986	$9.50	to	$15.52	$207,495	1.64%	0.75%	to	2.60%	9.13%	to	11.22%
2009	17,055	$8.66	to	$13.99	$189,556	1.66%	0.75%	to	2.60%	19.14%	to	21.49%
2008	18,391	$7.23	to	$11.55	$169,926	7.22%	0.75%	to	2.60%	-25.55%	to	-24.14%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2012	11,668	$11.78	to	$21.89	$168,040	0.77%	0.75%	to	2.35%	17.21%	to	19.10%
2011	10,281	$10.05	to	$18.38	$125,814	0.84%	0.75%	to	2.35%	-0.59%	to	1.10%
2010	9,712	$10.11	to	$18.18	$121,321	0.90%	0.75%	to	2.45%	19.98%	to	22.01%
2009	6,384	$8.42	to	$14.90	$67,915	1.46%	0.75%	to	2.55%	22.50%	to	24.69%
2008	3,989	$6.86	to	$11.95	$35,664	2.75%	0.75%	to	2.55%	-34.77%	to	-33.54%
ING Oppenheimer Global Portfolio - Initial Class												
2012	317	$14.11	to	$15.55	$4,775	1.31%	0.75%	to	2.00%	19.27%	to	20.73%
2011	389	$11.83	to	$12.88	$4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010	492	$13.07	to	$14.12	$6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
2009	618	$11.50	to	$12.26	$7,415	2.34%	0.75%	to	2.10%	36.74%	to	38.53%
2008	762	$8.38	to	$8.85	$6,611	2.25%	0.75%	to	2.20%	-41.64%	to	-40.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Service Class												
2012	8,771	$10.36	to	$18.90	$130,891	1.00%	0.75%	to	2.60%	18.18%	to	20.49%
2011	9,333	$8.68	to	$15.74	$116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010	8,943	$9.62	to	$17.35	$124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
2009	10,171	$8.44	to	$15.14	$124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
ING PIMCO Total Return Portfolio - Service Class												
2012	338	$14.75	to	$16.94	$5,259	3.01%	0.75%	to	1.35%	6.42%	to	7.08%
2011	430	$13.86	to	$15.82	$6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
2010	556	$13.61	to	$15.44	$7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
2009	718	$12.82	to	$14.46	$9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
ING Solution 2015 Portfolio - Service Class												
2012	1,215	$12.38	to	$12.97	$15,403	4.12%	0.75%	to	1.35%	9.95%	to	10.57%
2011	1,306	$11.26	to	$11.73	$15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
2010	1,520	$11.50	to	$11.90	$17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
2009	1,596	$10.48	to	$10.78	$16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
ING Solution 2025 Portfolio - Service Class												
2012	1,318	$12.15	to	$12.73	$16,392	2.73%	0.75%	to	1.35%	11.88%	to	12.65%
2011	1,479	$10.86	to	$11.30	$16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
2010	1,598	$11.36	to	$11.75	$18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%
2009	1,640	$10.12	to	$10.41	$16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
ING Solution 2035 Portfolio - Service Class												
2012	749	$12.29	to	$12.87	$9,408	2.26%	0.75%	to	1.35%	13.59%	to	14.20%
2011	887	$10.82	to	$11.27	$9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
2010	955	$11.50	to	$11.90	$11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
2009	1,070	$10.18	to	$10.47	$11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class												
2012	103	$12.28	to	$12.86	$1,283	1.82%	0.75%	to	1.35%	13.91%	to	14.51%
2011	104	$10.78	to	$11.23	$1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
2010	109	$11.52	to	$11.92	$1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
2009	135	$10.14	to	$10.43	$1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
ING Solution Income Portfolio - Service Class												
2012	460	$12.47	to	$13.07	$5,875	4.51%	0.75%	to	1.35%	8.25%	to	9.01%
2011	515	$11.52	to	$11.99	$6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
2010	574	$11.63	to	$12.04	$6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
2009	635	$10.76	to	$11.07	$6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2012	459	$15.24	to	$18.93	$8,501	0.24%	0.75%	to	1.35%	14.29%	to	15.02%
2011	576	$13.30	to	$16.50	$9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010	694	$13.99	to	$17.34	$11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%
2009	680	$11.04	to	$13.67	$9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2012	14,940	$10.07	to	$16.99	$158,174	-	0.75%	to	2.35%	15.88%	to	17.76%
2011	11,616	$8.69	to	$14.47	$105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010	11,556	$8.93	to	$14.81	$108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
2009	11,877	$7.87	to	$12.83	$97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
ING Templeton Foreign Equity Portfolio - Service Class												
2012	59,624	$8.23	to	$11.48	$609,649	2.09%	0.75%	to	2.60%	15.92%	to	17.85%
2011	21,745	$7.08	to	$9.78	$190,490	1.75%	0.75%	to	2.35%	-14.34%	to	-12.95%
2010	25,636	$8.22	to	$11.25	$260,443	2.06%	0.75%	to	2.60%	5.73%	to	7.77%
2009	25,327	$7.67	to	$10.46	$241,228	-	0.75%	to	2.60%	28.47%	to	31.00%
2008	21,711	$5.97	to	$8.02	$159,726	3.32%	0.75%	to	2.60%	-42.17%	to	-41.17%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2012	429	$10.66	to	$14.54	$5,110	0.70%	0.75%	to	2.35%	10.47%	to	12.24%
2011	486	$9.65	to	$12.98	$5,199	0.68%	0.75%	to	2.35%	-4.93%	to	-3.43%
2010	558	$10.15	to	$13.48	$6,229	0.64%	0.75%	to	2.35%	10.33%	to	12.15%
2009	649	$9.20	to	$12.05	$6,503	1.15%	0.75%	to	2.35%	28.49%	to	30.69%
2008	796	$7.16	to	$9.25	$6,145	1.56%	0.75%	to	2.35%	-41.41%	to	-40.47%
ING Strategic Allocation Conservative Portfolio - Class S												
2012	97	$15.71	to	$16.46	$1,560	2.46%	0.75%	to	1.35%	10.48%	to	11.14%
2011	88	$14.22	to	$14.81	$1,286	3.65%	0.75%	to	1.35%	0.14%	to	0.82%
2010	100	$14.20	to	$14.69	$1,451	4.21%	0.75%	to	1.35%	9.48%	to	10.04%
2009	102	$12.97	to	$13.35	$1,353	8.24%	0.75%	to	1.35%	16.11%	to	16.90%
2008	103	$11.17	to	$11.42	$1,170	4.28%	0.75%	to	1.35%	-24.93%	to	-24.47%
ING Strategic Allocation Growth Portfolio - Class S												
2012	30	$16.66	to	$17.46	$505	1.04%	0.75%	to	1.35%	13.10%	to	13.89%
2011	31	$14.73	to	$15.33	$460	2.64%	0.75%	to	1.35%	-4.41%	to	-3.89%
2010	39	$15.41	to	$15.95	$601	3.36%	0.75%	to	1.35%	11.26%	to	11.93%
2009	42	$13.85	to	$14.25	$589	9.26%	0.75%	to	1.35%	23.22%	to	24.02%
2008	45	$11.24	to	$11.49	$512	3.10%	0.75%	to	1.35%	-36.98%	to	-36.69%
ING Strategic Allocation Moderate Portfolio - Class S												
2012	63	$16.19	to	$16.96	$1,042	1.69%	0.75%	to	1.35%	11.89%	to	12.54%
2011	66	$14.47	to	$15.07	$973	2.75%	0.75%	to	1.35%	-2.23%	to	-1.63%
2010	51	$14.80	to	$15.32	$775	4.19%	0.75%	to	1.35%	10.20%	to	10.93%
2009	48	$13.43	to	$13.81	$657	7.97%	0.75%	to	1.35%	19.91%	to	20.51%
2008	50	$11.20	to	$11.46	$573	3.34%	0.75%	to	1.35%	-31.58%	to	-31.09%
ING Growth and Income Portfolio - Class A												
2012	110,959	$10.66	to	$11.01	$1,198,252	1.39%	0.75%	to	2.35%	12.45%	to	14.33%
2011	123,527	$9.46	to	$9.63	$1,177,999	(d)	0.75%	to	2.60%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2012	7	$9.94	to	$10.01	$65	1.41%	1.25%	to	1.40%	14.25%	to	14.27%
2011	9	$8.70	to	$8.76	$77	1.05%	1.25%	to	1.40%	-1.69%	to	-1.46%
2010	13	$8.85	to	$8.89	$114	0.90%	1.25%	to	1.40%	12.45%	to	12.67%
2009	14	$7.87	to	$7.89	$109	1.01%	1.25%	to	1.40%	28.50%	to	28.59%
2008	15	$6.12	to	$6.14	$90	1.67%	1.25%	to	1.40%	-38.55%	to	-38.35%
ING Growth and Income Portfolio - Class S												
2012	72,404	$9.21	to	$17.05	$701,221	1.56%	0.50%	to	2.60%	12.45%	to	14.86%
2011	84,838	$8.19	to	$14.88	$724,196	1.47%	0.50%	to	2.60%	-3.08%	to	-1.00%
2010	51,286	$8.45	to	$15.07	$449,666	0.79%	0.50%	to	2.60%	10.89%	to	13.28%
2009	57,953	$7.62	to	$13.34	$453,859	1.45%	0.50%	to	2.60%	26.58%	to	29.34%
2008	44,763	$6.02	to	$10.33	$274,706	3.86%	0.50%	to	2.60%	-39.13%	to	-38.33%
ING GET U.S. Core Portfolio - Series 11												
2012	348	$9.80	to	$10.45	$3,515	2.00%	1.45%	to	2.35%	-2.87%	to	-1.97%
2011	387	$10.05	to	$10.66	$4,001	2.17%	1.45%	to	2.40%	-1.57%	to	-0.56%
2010	468	$9.94	to	$10.72	$4,857	2.38%	1.45%	to	2.95%	1.74%	to	3.28%
2009	565	$9.77	to	$10.38	$5,718	3.98%	1.45%	to	2.95%	-3.65%	to	-2.17%
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
ING GET U.S. Core Portfolio - Series 12												
2012	162	$9.93	to	$10.64	$1,696	2.28%	1.45%	to	2.45%	-1.88%	to	-0.84%
2011	172	$10.12	to	$10.73	$1,817	2.59%	1.45%	to	2.45%	-1.36%	to	-0.37%
2010	187	$10.23	to	$10.77	$1,962	2.77%	1.45%	to	2.50%	3.13%	to	4.26%
2009	221	$9.71	to	$10.33	$2,232	3.19%	1.45%	to	3.05%	-3.67%	to	-2.09%
2008	268	$10.08	to	$10.55	$2,781	1.71%	1.45%	to	3.05%	-9.03%	to	-7.54%
ING GET U.S. Core Portfolio - Series 13												
2012	667	$9.99	to	$10.54	$6,921	2.13%	1.45%	to	2.25%	-2.54%	to	-1.68%
2011	859	$10.25	to	$10.72	$9,103	2.21%	1.45%	to	2.25%	-0.49%	to	0.28%
2010	1,215	$10.21	to	$10.69	$12,854	2.48%	1.45%	to	2.45%	3.97%	to	5.11%
2009	1,567	$9.82	to	$10.17	$15,806	3.48%	1.45%	to	2.45%	-4.47%	to	-3.51%
2008	2,204	$10.16	to	$10.54	$23,085	2.18%	1.45%	to	2.90%	-0.59%	to	0.86%

138

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 14												
2012	2,252	$10.09	to	$10.75	$23,800	2.77%	1.45%	to	2.50%	-2.61%	to	-1.65%
2011	2,709	$10.36	to	$10.93	$29,164	3.07%	1.45%	to	2.50%	0.58%	to	1.67%
2010	3,418	$10.30	to	$10.75	$36,259	3.84%	1.45%	to	2.50%	4.24%	to	5.39%
2009	4,490	$9.72	to	$10.20	$45,358	3.95%	1.45%	to	3.05%	-3.76%	to	-2.30%
2008	7,383	$10.10	to	$10.44	$76,227	1.88%	1.45%	to	3.05%	-0.10%	to	1.56%
ING BlackRock Science and Technology Opportunities Portfolio - Class S												
2012	17,592	$10.07	to	$16.13	$186,205	-	0.75%	to	2.60%	4.79%	to	6.82%
2011	19,792	$9.61	to	$15.10	$198,020	-	0.75%	to	2.60%	-12.87%	to	-11.23%
2010	23,192	$11.03	to	$17.01	$263,966	-	0.75%	to	2.60%	15.14%	to	17.23%
2009	22,823	$9.58	to	$14.51	$223,254	-	0.75%	to	2.60%	48.53%	to	51.46%
2008	13,408	$6.45	to	$9.58	$87,426	-	0.75%	to	2.60%	-40.81%	to	-40.46%
ING Euro STOXX 50® Index Portfolio - Class A												
2012	1,036	$8.38	to	$8.74	$8,828	2.58%	0.95%	to	2.25%	19.18%	to	20.75%
2011	415	$7.03	to	$7.24	$2,955	14.38%	0.95%	to	2.25%	-19.20%	to	-18.12%
2010	541	$8.69	to	$8.83	$4,739	0.22%	1.00%	to	2.35%	-11.13%	to	-10.18%
2009	62	$9.79	to	$9.82	$608	(b)	1.15%	to	2.25%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING FTSE 100 Index® Portfolio - Class A												
2012	193	$11.47	to	$12.01	$2,261	2.59%	0.95%	to	2.35%	12.56%	to	14.16%
2011	222	$10.19	to	$10.52	$2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010	328	$10.89	to	$11.07	$3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%
2009	74	$10.24	to	$10.27	$755	(b)	1.15%	to	2.25%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Hang Seng Index Portfolio - Class S												
2012	3,815	$13.50	to	$14.23	$52,710	1.03%	0.95%	to	2.35%	25.35%	to	27.17%
2011	4,031	$10.77	to	$11.19	$44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010	5,992	$13.52	to	$13.85	$81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
2009	3,225	$12.87	to	$13.00	$41,686	(b)	0.95%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus LargeCap Portfolio - Class S												
2012	11,145	$9.46	to	$14.49	$120,472	1.38%	0.75%	to	2.60%	11.15%	to	13.27%
2011	13,071	$8.46	to	$12.83	$125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010	16,416	$8.66	to	$13.00	$161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
2009	19,841	$7.78	to	$11.56	$174,337	2.75%	0.75%	to	2.60%	19.74%	to	21.99%
2008	24,189	$6.45	to	$9.49	$174,373	2.25%	0.75%	to	2.60%	-39.00%	to	-37.84%
ING Index Plus MidCap Portfolio - Class S												
2012	7,243	$10.77	to	$18.51	$108,177	0.65%	0.75%	to	2.60%	14.39%	to	16.52%
2011	8,310	$9.36	to	$15.93	$107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010	9,825	$9.69	to	$16.32	$131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
2009	11,403	$8.13	to	$13.56	$127,725	1.34%	0.75%	to	2.60%	28.07%	to	30.42%
2008	13,369	$6.31	to	$10.42	$115,644	1.19%	0.75%	to	2.60%	-39.37%	to	-38.21%
ING Index Plus SmallCap Portfolio - Class S												
2012	6,026	$9.78	to	$17.08	$81,420	0.29%	0.75%	to	2.60%	9.19%	to	11.34%
2011	6,798	$8.90	to	$15.37	$83,478	0.60%	0.75%	to	2.60%	-3.53%	to	-1.73%
2010	7,901	$9.17	to	$15.68	$99,899	0.49%	0.75%	to	2.60%	19.20%	to	21.57%
2009	8,979	$7.64	to	$12.93	$94,468	1.41%	0.75%	to	2.60%	21.34%	to	23.58%
2008	10,297	$6.26	to	$10.49	$88,612	0.67%	0.75%	to	2.60%	-35.36%	to	-34.20%
ING International Index Portfolio - Class S												
2012	5,493	$7.79	to	$15.27	$45,019	2.61%	0.75%	to	2.35%	15.58%	to	17.64%
2011	5,593	$6.74	to	$12.98	$39,488	2.67%	0.75%	to	2.35%	-14.47%	to	-13.12%
2010	7,945	$7.82	to	$14.94	$65,044	3.38%	0.75%	to	2.60%	4.83%	to	6.79%
2009	8,995	$7.46	to	$13.99	$69,588	-	0.75%	to	2.60%	24.42%	to	26.32%
2008	998	$6.02	to	$6.09	$6,041	(a)	0.95%	to	2.35%		(a)	
ING Japan TOPIX Index® Portfolio - Class A												
2012	475	$9.67	to	$10.12	$4,664	0.73%	0.95%	to	2.35%	5.11%	to	6.64%
2011	1,025	$9.20	to	$9.49	$9,567	1.85%	0.95%	to	2.35%	-15.75%	to	-14.58%
2010	770	$10.92	to	$11.11	$8,463	0.07%	0.95%	to	2.35%	10.98%	to	12.46%
2009	33	$9.84	to	$9.87	$324	(b)	1.00%	to	2.35%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

140

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2012	9,520	$15.23	to	$16.65	$152,860	1.08%	0.75%	to	2.35%	11.61%	to	13.42%
2011	10,214	$13.34	to	$14.68	$146,033	1.00%	0.75%	to	2.35%	1.45%	to	3.16%
2010	10,188	$13.02	to	$14.23	$142,575	0.54%	0.75%	to	2.35%	9.84%	to	11.61%
2009	11,210	$11.73	to	$12.75	$141,894	(b)	0.75%	to	2.55%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Index Portfolio - Class S												
2012	32,375	$9.86	to	$16.57	$330,009	2.26%	0.80%	to	2.35%	12.56%	to	14.38%
2011	33,016	$8.68	to	$14.51	$296,967	1.43%	0.80%	to	2.60%	-0.57%	to	1.32%
2010	39,726	$8.73	to	$14.33	$355,951	3.29%	0.80%	to	2.60%	9.13%	to	11.17%
2009	45,756	$8.00	to	$12.91	$372,497	-	0.80%	to	2.60%	20.57%	to	22.44%
2008	3,418	$6.66	to	$6.73	$22,903	(a)	0.80%	to	2.35%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2012	4,034	$14.99	to	$15.81	$61,922	1.35%	0.95%	to	2.35%	13.22%	to	14.90%
2011	2,887	$13.24	to	$13.76	$38,950	1.41%	0.95%	to	2.35%	-1.78%	to	-0.43%
2010	2,581	$13.42	to	$13.82	$35,226	1.65%	0.95%	to	2.60%	8.23%	to	10.12%
2009	1,922	$12.40	to	$12.55	$24,005	(b)	0.95%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2012	14,090	$17.08	to	$18.05	$246,554	0.36%	0.90%	to	2.35%	12.74%	to	14.46%
2011	15,771	$15.04	to	$15.77	$243,092	0.44%	0.90%	to	2.60%	-4.75%	to	-3.07%
2010	18,579	$15.79	to	$16.27	$297,977	0.29%	0.90%	to	2.60%	22.59%	to	24.77%
2009	19,157	$12.88	to	$13.04	$248,368	(b)	0.90%	to	2.60%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Index Portfolio - Class S												
2012	10,856	$11.04	to	$11.81	$123,542	0.93%	0.95%	to	2.35%	13.93%	to	15.56%
2011	10,358	$9.69	to	$10.22	$102,824	1.16%	0.95%	to	2.35%	-4.34%	to	-2.94%
2010	11,716	$10.13	to	$10.53	$120,857	0.51%	0.95%	to	2.35%	21.90%	to	23.74%
2009	10,132	$8.30	to	$8.51	$85,119	-	0.95%	to	2.40%	36.45%	to	38.37%
2008	3,704	$6.04	to	$6.15	$22,649	(a)	0.80%	to	2.35%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Small Cap Index Portfolio - Class S												
2012	13,186	$11.13	to	$11.93	$151,300	0.68%	0.90%	to	2.35%	13.11%	to	14.71%
2011	13,508	$9.84	to	$10.40	$136,076	0.79%	0.90%	to	2.35%	-6.37%	to	-5.02%
2010	16,262	$10.51	to	$10.95	$174,052	0.44%	0.80%	to	2.35%	23.07%	to	25.00%
2009	13,275	$8.54	to	$8.76	$114,700	-	0.90%	to	2.35%	23.41%	to	25.32%
2008	10,143	$6.91	to	$7.00	$70,527	(a)	0.80%	to	2.45%		(a)	
ING Small Company Portfolio - Class S												
2012	6,827	$11.33	to	$20.10	$82,209	0.15%	0.75%	to	2.35%	11.63%	to	13.40%
2011	8,403	$10.15	to	$17.77	$89,892	0.23%	0.75%	to	2.35%	-4.96%	to	-3.42%
2010	9,114	$10.65	to	$18.44	$102,443	0.32%	0.75%	to	2.35%	21.09%	to	23.07%
2009	8,151	$8.82	to	$15.02	$75,533	0.54%	0.75%	to	2.35%	24.23%	to	26.28%
2008	5,881	$7.09	to	$11.93	$43,479	0.10%	0.75%	to	2.55%	-32.17%	to	-31.74%
ING U.S. Bond Index Portfolio - Class S												
2012	20,537	$11.27	to	$12.44	$241,724	1.85%	0.75%	to	2.60%	0.90%	to	2.84%
2011	25,756	$11.17	to	$12.12	$297,554	1.93%	0.75%	to	2.60%	4.20%	to	6.11%
2010	21,158	$10.72	to	$11.43	$232,631	2.46%	0.75%	to	2.60%	3.18%	to	5.12%
2009	23,840	$10.39	to	$10.89	$251,758	2.45%	0.75%	to	2.60%	2.77%	to	4.78%
2008	17,418	$10.11	to	$10.41	$177,261	(a)	0.75%	to	2.60%		(a)	
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S												
2012	20,465	$8.34	to	$9.03	$176,328	4.00%	0.75%	to	2.35%	12.40%	to	14.16%
2011	22,299	$7.42	to	$7.91	$169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010	24,986	$7.89	to	$8.29	$201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
2009	27,525	$7.61	to	$7.89	$213,033	-	0.75%	to	2.35%	26.91%	to	28.92%
2008	23,942	$6.00	to	$6.12	$145,051	(a)	0.75%	to	2.35%		(a)	
ING International Value Portfolio - Class S												
2012	457	$13.73	to	$15.43	$6,905	2.35%	0.75%	to	1.35%	17.39%	to	18.11%
2011	519	$11.67	to	$13.09	$6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010	620	$13.88	to	$15.55	$9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
2009	713	$13.71	to	$15.35	$10,718	1.54%	0.75%	to	1.35%	24.38%	to	25.22%
2008	740	$10.99	to	$12.29	$8,896	2.78%	0.75%	to	1.35%	-43.09%	to	-42.76%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MidCap Opportunities Portfolio - Class S												
2012	27,450	$11.65	to	$22.71	$349,367	0.41%	0.50%	to	2.35%	11.26%	to	13.37%
2011	31,078	$10.46	to	$20.14	$353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010	34,369	$10.79	to	$20.50	$399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
2009	32,727	$8.49	to	$15.94	$297,130	0.12%	0.50%	to	2.35%	37.78%	to	40.23%
2008	34,217	$6.16	to	$11.41	$223,352	-	0.50%	to	2.45%	-39.19%	to	-38.22%
ING SmallCap Opportunities Portfolio - Class S												
2012	5,427	$9.67	to	$21.16	$58,278	-	0.75%	to	2.35%	12.20%	to	14.02%
2011	6,239	$8.61	to	$18.60	$58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010	7,156	$8.76	to	$18.69	$68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
2009	8,154	$6.79	to	$14.29	$59,441	-	0.75%	to	2.35%	27.54%	to	29.65%
2008	9,121	$5.31	to	$11.04	$51,591	-	0.75%	to	2.45%	-36.17%	to	-35.11%
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I												
2012	8	$9.72	to	$9.81	$73	2.70%	1.25%	to	1.40%	14.76%	to	15.01%
2011	9	$8.47	to	$8.53	$75	2.61%	1.25%	to	1.40%	3.55%	to	3.65%
2010	10	$8.18	to	$8.23	$78	2.53%	1.25%	to	1.40%	7.92%	to	8.15%
2009	11	$7.58	to	$7.61	$80	1.31%	1.25%	to	1.40%	22.85%	to	22.94%
2008	12	$6.17	to	$6.19	$73	0.83%	1.25%	to	1.40%	-36.59%	to	-36.45%
Western Asset Variable High Income Portfolio												
2012	3		$24.84		$65	7.35%		1.40%			16.18%	
2011	3		$21.38		$71	8.39%		1.40%			0.99%	
2010	3	$21.17	to	$21.68	$72	9.33%	1.25%	to	1.40%	14.99%	to	15.20%
2009	4	$18.41	to	$18.82	$78	12.40%	1.25%	to	1.40%	57.75%	to	57.89%
2008	4	$11.67	to	$11.92	$51	9.94%	1.25%	to	1.40%	-30.99%	to	-30.86%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class												
2012	69	$20.85	to	$21.84	$1,478	0.34%	0.75%	to	1.35%	16.09%	to	16.79%
2011	78	$17.96	to	$18.70	$1,442	0.42%	0.75%	to	1.35%	-3.70%	to	-3.11%
2010	97	$18.65	to	$19.30	$1,859	0.40%	0.75%	to	1.35%	21.42%	to	22.15%
2009	102	$15.36	to	$15.80	$1,600	0.50%	0.75%	to	1.35%	34.97%	to	35.86%
2008	71	$11.38	to	$11.63	$822	0.28%	0.75%	to	1.35%	-38.82%	to	-38.47%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class												
2012	986	$14.65	to	$15.35	$14,814	1.06%	0.75%	to	1.35%	7.33%	to	7.95%
2011	929	$13.65	to	$14.22	$12,983	4.88%	0.75%	to	1.35%	10.17%	to	10.83%
2010	985	$12.39	to	$12.83	$12,463	1.47%	0.75%	to	1.35%	6.63%	to	7.27%
2009	949	$11.62	to	$11.96	$11,216	2.94%	0.75%	to	1.35%	16.78%	to	17.49%
2008	745	$9.95	to	$10.18	$7,515	4.22%	0.75%	to	1.35%	-8.29%	to	-7.71%
Pioneer Equity Income VCT Portfolio - Class II												
2012	801	$14.91	to	$17.11	$13,428	3.72%	0.75%	to	1.35%	8.45%	to	9.15%
2011	955	$13.71	to	$15.72	$14,738	2.01%	0.75%	to	1.35%	4.38%	to	5.03%
2010	1,063	$13.11	to	$15.01	$15,665	1.99%	0.75%	to	1.35%	17.62%	to	18.27%
2009	1,206	$11.12	to	$12.72	$15,029	3.01%	0.75%	to	1.35%	12.29%	to	13.04%
2008	1,213	$9.87	to	$11.28	$13,323	2.72%	0.75%	to	1.35%	-31.41%	to	-30.97%
ProFund VP Bull												
2012	1,228	$8.60	to	$10.95	$11,201	-	0.95%	to	2.25%	11.40%	to	12.82%
2011	1,471	$7.72	to	$10.92	$12,013	-	0.95%	to	2.25%	-2.28%	to	-0.89%
2010	1,815	$7.90	to	$11.12	$15,111	0.12%	0.95%	to	2.25%	10.03%	to	11.48%
2009	2,036	$7.18	to	$10.05	$15,316	0.65%	0.95%	to	2.25%	21.49%	to	23.28%
2008	2,280	$5.91	to	$8.22	$14,046	-	0.95%	to	2.60%	-39.27%	to	-38.28%
ProFund VP Europe 30												
2012	713	$8.86	to	$10.33	$6,719	3.31%	0.95%	to	2.35%	13.85%	to	15.42%
2011	844	$7.77	to	$8.95	$6,949	1.04%	0.95%	to	2.35%	-10.98%	to	-9.69%
2010	1,006	$8.72	to	$13.52	$9,261	1.57%	0.95%	to	2.35%	0.21%	to	1.64%
2009	1,144	$8.70	to	$13.41	$10,444	2.60%	0.95%	to	2.35%	29.26%	to	31.05%
2008	1,401	$6.72	to	$10.32	$9,835	2.06%	0.90%	to	2.35%	-45.34%	to	-44.50%
ProFund VP Rising Rates Opportunity												
2012	1,866	$2.61	to	$3.23	$5,177	-	0.95%	to	2.35%	-9.12%	to	-8.01%
2011	1,897	$2.87	to	$3.55	$5,755	-	0.95%	to	2.35%	-38.96%	to	-38.03%
2010	2,136	$4.70	to	$5.80	$10,541	-	0.95%	to	2.60%	-18.20%	to	-16.72%
2009	2,393	$5.72	to	$7.07	$14,303	0.55%	0.95%	to	2.60%	28.82%	to	30.95%
2008	2,870	$4.43	to	$5.47	$13,199	5.38%	0.95%	to	2.60%	-39.61%	to	-38.60%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Van Kampen American Franchise Fund - Class I Shares												
2012	1,688	$9.87	to	$9.96	$16,725	(e)	0.95%	to	2.35%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
Wells Fargo Advantage VT Omega Growth Fund - Class 2												
2012	82	$13.66	to	$13.94	$1,122	-	1.40%	to	2.20%	17.76%	to	18.74%
2011	106	$11.60	to	$11.74	$1,240	-	1.40%	to	2.20%	-7.64%	to	-6.90%
2010	118	$12.56	to	$12.61	$1,487	(c)	1.40%	to	2.20%		(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2												
2012	104	$11.92	to	$14.36	$1,443	1.37%	1.40%	to	2.20%	10.58%	to	11.40%
2011	164	$10.78	to	$12.89	$2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010	180	$10.35	to	$12.27	$2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%
2009	187	$9.35	to	$10.99	$2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2												
2012	60	$10.75	to	$13.05	$747	1.50%	1.65%	to	2.20%	16.85%	to	17.57%
2011	67	$9.20	to	$11.10	$721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
2010	72	$9.62	to	$11.54	$807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
2009	55	$8.64	to	$10.31	$555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2												
2012	13	$15.09	to	$18.48	$233	-	1.40%	to	2.20%	5.45%	to	6.33%
2011	22	$14.31	to	$17.38	$361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
2010	24	$15.33	to	$18.47	$436	-	1.40%	to	2.20%	23.93%	to	24.97%
2009	32	$12.37	to	$14.78	$464	-	1.40%	to	2.20%	49.40%	to	50.51%
2008	44	$8.28	to	$9.82	$419	-	1.40%	to	2.20%	-42.74%	to	-42.24%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage VT Total Return Bond Fund												
2012	50	$13.26	to	$14.77	$712	1.54%	1.40%	to	2.20%	3.76%	to	4.60%
2011	62	$12.78	to	$14.12	$849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
2010	84	$12.06	to	$13.22	$1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%
2009	89	$11.52	to	$12.53	$1,080	4.46%	1.40%	to	2.20%	9.51%	to	10.49%
2008	93	$10.52	to	$11.34	$1,029	4.95%	1.40%	to	2.20%	0.10%	to	0.89%

(a) As investment Division had no investment until 2008, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investment until 2009, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investment until 2010, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investment until 2011, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investment until 2012, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
    The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal
    to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as
     a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this
    table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of accounting for guaranteed minimum withdrawal benefits with life payouts riders, and has also elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

		As of December 31,		
		2012		**2011**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost of $18,560.6 at 2012 and $20,062.4 at 2011)	$	20,586.6	$	21,400.7
Fixed maturities, at fair value using the fair value option		326.7		335.0
Equity securities, available-for-sale, at fair value (cost of $26.4 at 2012 and $26.7 at 2011)		29.8		27.7
Short-term investments		2,686.6		2,397.0
Mortgage loans on real estate, net of valuation allowance of $1.2 at 2012 and $1.5 at 2011		2,835.0		3,137.3
Policy loans		101.8		112.0
Loan - Dutch State obligation		—		658.2
Limited partnerships/corporations		166.9		305.4
Derivatives		1,381.3		1,609.1
Other investments		80.7		82.2
Securities pledged (amortized cost of $684.7 at 2012 and $965.0 at 2011)		714.0		1,012.8
Total investments		28,909.4		31,077.4
Cash and cash equivalents		295.6		121.2
Short-term investments under securities loan agreement, including collateral delivered		138.9		248.3
Accrued investment income		208.7		233.3
Receivable for securities sold		7.5		32.4
Premium receivable		30.9		28.2
Deposits and reinsurance recoverable		4,014.7		4,068.6
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners		3,738.2		4,396.5
Short-term loan to affiliate		—		535.9
Due from affiliates		37.0		363.5
Current income tax recoverable from Parent		—		204.0
Deferred income taxes		—		38.6
Other assets		370.0		394.6
Assets held in separate accounts		39,799.1		39,356.9
Total assets	$	77,550.0	$	81,099.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

	As of December 31,	
	2012	**2011**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 27,094.2	$ 29,708.3
Payable for securities purchased	0.2	0.4
Payables under securities loan agreement, including collateral held	905.5	1,069.4
Long-term debt	435.0	435.0
Due to affiliates	64.1	128.9
Funds held under reinsurance treaties with affiliates	4,082.9	5,456.4
Derivatives	798.6	604.9
Current income tax payable to Parent	22.6	—
Deferred income taxes	32.9	—
Other liabilities	182.8	203.1
Liabilities related to separate accounts	39,799.1	39,356.9
Total liabilities	73,417.9	76,963.3
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	5,755.5	5,971.6
Accumulated other comprehensive income (loss)	634.2	245.1
Retained earnings (deficit)	(2,260.1)	(2,083.1)
Total shareholder's equity	4,132.1	4,136.1
Total liabilities and shareholder's equity	$ 77,550.0	$ 81,099.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

		Years Ended December 31,				
		2012		**2011**		**2010**
Revenues:						
Net investment income	$	1,285.5	$	1,409.3	$	1,356.4
Fee income		810.9		871.5		880.1
Premiums		459.0		456.2		280.6
Net realized capital gains (losses):						
Total other-than-temporary impairments		(27.9)		(201.5)		(300.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(9.4)		(21.1)		(105.7)
Net other-than-temporary impairments recognized in earnings		(18.5)		(180.4)		(194.4)
Other net realized capital gains (losses)		(1,355.6)		(776.6)		(723.2)
Total net realized capital gains (losses)		(1,374.1)		(957.0)		(917.6)
Other revenue		34.7		54.2		61.5
Total revenues		1,216.0		1,834.2		1,661.0
Benefits and expenses:						
Interest credited and other benefits to contract owners		364.5		2,227.1		654.9
Operating expenses		444.3		447.3		453.5
Net amortization of deferred policy acquisition costs and value of business acquired		343.7		(904.4)		418.3
Interest expense		30.9		31.7		32.1
Other expense		27.3		11.7		38.9
Total benefits and expenses		1,210.7		1,813.4		1,597.7
Income (loss) before income taxes		5.3		20.8		63.3
Income tax expense (benefit)		182.3		(131.3)		(42.1)
Net income (loss)	$	(177.0)	$	152.1	$	105.4

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

| | Years Ended December 31, | | |
	2012	**2011**	**2010**
Net income (loss)	$ (177.0)	$152.1	$105.4
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	514.6	(11.6)	785.3
Other-than-temporary impairments	12.7	29.0	(6.9)
Pension and other post-employment benefit liability	(0.2)	—	(0.2)
Other comprehensive income (loss), before tax	527.1	17.4	778.2
Income tax benefit (expense) related to items of other comprehensive income (loss)	(138.0)	72.9	(99.3)
Other comprehensive income (loss), after tax	389.1	90.3	678.9
Comprehensive income (loss)	$212.1	$242.4	$784.3

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2010 - Before change in method	$ 2.5	$ 5,172.7	$ (532.5)	$ (1,902.6)	$ 2,740.1
Cumulative effect of changes in accounting:					
Deferred policy acquisition costs	—	—	8.0	(419.8)	(411.8)
Fair value for Guaranteed Minimum Withdrawal Benefits for Life	—	—	(4.2)	(13.6)	(17.8)
Actuarial gains (losses) for pension and post-retirement benefit plans	—	—	4.6	(4.6)	—
Balance at January 1, 2010 - As reported	2.5	5,172.7	(524.1)	(2,340.6)	2,310.5
Comprehensive income (loss):					
Net income (loss)	—	—	—	105.4	105.4
Other comprehensive income (loss), after tax	—	—	678.9	—	678.9
Total comprehensive income (loss)					784.3
Contribution of capital	—	749.0	—	—	749.0
Balance at December 31, 2010	$ 2.5	$ 5,921.7	$ 154.8	$ (2,235.2)	$ 3,843.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	152.1	152.1
Other comprehensive income (loss), after tax	—	—	90.3	—	90.3
Total comprehensive income (loss)					242.4
Contribution of capital	—	44.0	—	—	44.0
Employee related benefits	—	5.9	—	—	5.9
Balance at December 31, 2011	$ 2.5	$ 5,971.6	$ 245.1	$ (2,083.1)	$ 4,136.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	(177.0)	(177.0)
Other comprehensive income (loss), after tax	—	—	389.1		389.1
Total comprehensive income (loss)					212.1
Distribution of capital	—	(250.0)	—	—	(250.0)
Employee related benefits	—	33.9	—	—	33.9
Balance at December 31, 2012	$ 2.5	$ 5,755.5	$ 634.2	$ (2,260.1)	$ 4,132.1

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net income (loss)	$ (177.0)	$ 152.1	$ 105.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(137.6)	(159.1)	(218.1)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	646.9	(1,366.2)	500.3
Net accretion/amortization of discount/premium	50.1	65.7	44.1
Future policy benefits, claims reserves and interest credited	575.8	1,461.6	963.7
Deferred income tax (benefit) expense	(66.5)	64.5	(665.0)
Net realized capital (gains) losses	1,374.1	957.0	917.6
Change in:			
Accrued investment income	24.6	0.1	(46.1)
Reinsurance recoverable	(37.8)	(728.1)	(290.2)
Other receivables and asset accruals	0.4	44.5	15.9
Other reinsurance asset	21.5	(0.5)	17.7
Due to/from affiliates	261.7	(262.1)	721.3
Income tax recoverable	226.6	(283.2)	10.2
Other payables and accruals	(1,393.8)	1,909.7	205.7
Employee share-based payments	33.9	5.9	0.6
Other, net	12.8	(10.7)	(9.8)
Net cash provided by operating activities	1,415.7	1,851.2	2,273.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	$ 6,606.1	$ 5,400.7	$ 8,028.5
Equity securities, available-for-sale	2.7	38.8	66.8
Mortgage loans on real estate	687.2	678.4	714.7
Limited partnerships/corporations	153.3	38.9	23.0
Acquisition of:			
Fixed maturities	(4,757.0)	(5,483.6)	(10,791.6)
Equity securities, available-for-sale	(2.6)	(5.7)	(58.4)
Mortgage loans on real estate	(384.7)	(853.6)	(278.6)
Limited partnerships/corporations	(25.9)	(39.4)	(57.1)
Derivatives, net	(1,232.4)	(511.9)	(740.1)
Short-term investments, net	(285.7)	(1,458.0)	1,104.7
Loan-Dutch State obligation, net	651.5	185.7	182.1
Policy loans, net	10.2	10.1	9.5
Collateral (delivered) received	(54.5)	763.2	25.8
Other, net	(0.1)	(1.3)	2.0
Net cash provided by (used in) investing activities	1,368.1	(1,237.7)	(1,768.7)

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

| | Years Ended December 31, | | |
	2012	2011	2010
Cash Flows from Financing Activities:			
Deposits received for investment contracts	6,651.8	6,363.2	3,549.4
Maturities and withdrawals from investment contracts	(9,638.8)	(7,170.1)	(4,571.3)
Reinsurance recoverable on investment contracts	91.7	(81.4)	7.3
Short-term repayments of repurchase agreements, net	—	—	(311.1)
Return of capital distribution	(250.0)	—	—
Short-term loans to affiliates, net	535.9	280.5	103.5
Capital contribution from parent	—	44.0	749.0
Net cash used in financing activities	(2,609.4)	(563.8)	(473.2)
Net increase in cash and cash equivalents	174.4	49.7	31.4
Cash and cash equivalents, beginning of year	121.2	71.5	40.1
Cash and cash equivalents, end of year	$ 295.6	$ 121.2	$ 71.5
Supplemental cash flow information:			
Income taxes paid, net	$ 40.0	$ 87.1	$ 614.0
Interest paid	28.2	28.8	29.1

The accompanying notes are an integral part of these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

ING USA Annuity and Life Insurance Company ("ING USA" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

ING USA is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of retail variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited on ING USA variable annuities as add-on premiums to existing contracts.

The Company has historically issued guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), primarily to institutional investors and corporate benefit plans. In 2009, the Company made a strategic decision to run-off the assets and liabilities in the GIC business over time. New GIC contracts may be issued on a limited basis to replace maturing contracts.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $207.9 and $211.2, decreased Other net realized capital gains (losses) by $1.7 billion and $111.9, increased Other revenue by $53.5 and $61.5, and decreased Interest credited and other benefits to contact owners by $1.9 billion and $260.4, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting Changes

Future Policy Benefits and Contract Owner Accounts

As of January 1, 2012, the Company voluntarily changed to fair value accounting for the guaranteed minimum withdrawal benefits with life payouts ("GMWBL") riders as a retrospective change in accounting principle. Under fair value accounting, GMWBLs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract. Changes in estimated fair value are reported in Other net realized capital gains (losses) in the Statements of Operations. Previously, GMWBLs were accounted for by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The new accounting method is preferable, as it provides more useful financial reporting information to financial statement users and fair value is more closely aligned with the underlying economics of the guarantee.

The cumulative effect of this change as of January 1, 2010, is a decrease to Accumulated other comprehensive income (loss) and to Retained earnings of $(4.2) and $(13.6), respectively, net of other related impacts of DAC, other intangible assets, and taxes.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $419.8, net of income taxes of $226.0, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $8.0 increase to Accumulated other comprehensive income ("AOCI").

Employee Benefit Plans

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans. Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable. The Company has elected to immediately recognize actuarial gains and losses in the Statements of Operations in the year in which the gains and losses occur. The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses. These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively. The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $4.6, net of tax.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The impacts of the accounting changes to the Balance Sheet as of December 31, 2012 and 2011, and to the Statements of Operations for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012			
	Before Change in Method	Effect of GMWBL Change	Effect of Pension Change	As Reported
Balance Sheet:				
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	$ 2,725.5	$ 1,012.7	$ —	$ 3,738.2
Deferred income taxes	141.8	(174.7)	—	(32.9) [1]
Future policy benefits and claims reserves	25,582.5	1,511.7	—	27,094.2
Accumulated other comprehensive income (loss)	810.9	(179.6)	2.9	634.2
Retained earnings (deficit)	(2,112.4)	(144.8)	(2.9)	(2,260.1)
Statement of Operations:				
Other net realized capital gains (losses)	(1,581.9)	226.3	—	(1,355.6)
Operating expenses	444.8	—	(0.5)	444.3
Net amortization of deferred policy acquisition costs and value of business acquired	536.7	(193.0)	—	343.7
Income tax expense (benefit)	170.4	11.7	0.2	182.3
Net income (loss)	(198.9)	21.6	0.3	(177.0)

[1] Reflects a deferred tax liability

	2011				
	Before Change in Method	Effect of GMWBL Change	Effect of Pension Change	Other Changes [1]	As Reported
Balance Sheet:					
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	$ 3,974.9	$1,037.6	$ —	$ (616.0)	$ 4,396.5
Other assets	385.8	—	—	8.8	394.6
Future policy benefits and claims reserves	27,970.2	1,738.1	—	—	29,708.3
Deferred income taxes	418.9	(245.1)	—	(212.4)	(38.6) [2]
Accumulated other comprehensive income (loss)	435.2	(288.9)	3.2	95.6	245.1
Retained earnings (deficit)	(1,423.3)	(166.4)	(3.2)	(490.2)	(2,083.1)
Statement of Operations:					
Fee income	$ 1,079.4	$ —	$ —	$ (207.9)	$ 871.5
Other net realized capital gains (losses)	922.5	—	—	(1,699.1)	(776.6)
Other revenue	0.7	—	—	53.5	54.2
Interest credited and other benefits to contract owners	3,044.9	1,035.8	—	(1,853.6)	2,227.1
Operating expenses	437.1	—	(0.9)	11.1	447.3
Net amortization of deferred policy acquisition costs and value of business acquired	(236.5)	(804.1)	—	136.2	(904.4)
Other expense	11.4	—	—	0.3	11.7
Income tax expense (benefit)	1.1	(81.1)	0.3	(51.6)	(131.3)
Net income (loss)	398.0	(150.7)	0.6	(95.8)	152.1

[1] See reclassifications in *Basis of Presentation* and *Accounting Changes* above.
[2] Reflects a deferred income tax asset.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010				
	Before Change in Method	**Effect of GMWBL Change**	**Effect of Pension Change**	**Other Changes[1]**	**As Reported**
Statement of Operations:					
Fee income	$ 1,091.3	$ —	$ —	$ (211.2)	$ 880.1
Other net realized capital gains (losses)	(611.3)	—	—	(111.9)	(723.2)
Other revenue	—	—	—	61.5	61.5
Interest credited and other benefits to contract owners	985.0	(69.7)	—	(260.4)	654.9
Operating expenses	428.4	—	(1.2)	26.3	453.5
Net amortization of deferred policy acquisition costs and value of business acquired	411.6	73.2	—	(66.5)	418.3
Other expense	39.3	—	—	(0.4)	38.9
Income tax expense (benefit)	(55.1)	(1.2)	0.4	13.8	(42.1)
Net income (loss)	81.3	(2.3)	0.8	25.6	105.4

[1] See reclassifications in *Basis of Presentation* above and *Accounting Changes* above.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and/or contain significant accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interest in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan - Dutch State Obligation: The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests which consists primarily of private equities and hedge funds. The Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's equity in earnings from limited partnership interests accounted for under the equity method is recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, the Company may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturities and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

DAC and VOBA

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of DSI on these products are also impacted by changes in assumptions (see *Sales Inducements* below).

Several assumptions are considered significant in the estimation of future gross profits associated with variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners on the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for individual and group life insurance contracts (mainly term insurance, non-participating whole life insurance, and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 3.5% to 6.25%.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 7.50%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance and immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), universal life-type contracts and fixed-indexed annuity ("FIA") contracts.

- Account balances for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Account balances for universal life-type contracts are equal to cumulative deposits, less charges and withdrawals and account values released upon death, plus credited interest thereon.
- For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate and the embedded derivative liability is recognized at fair value.

Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life products and certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

Guaranteed minimum death benefits and Guaranteed minimum income benefits

Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB guarantee incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees ("in the money" guarantees where the notional benefit amount is in excess of the account value). Reserves for GMDB and GMIB are recorded in Future policy benefits on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners in the Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset such exposures to GMDB and GMIB due to adverse changes in the equity markets.

GMAB, GMWB, GMWBL and FIA

The Company also issues certain products which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") and FIAs which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the GMAB, GMWB and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception the estimated fair value of the GMAB, GMWB and GMWBL contracts is determined based on the present value of projected future guaranteed benefits minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the minimum guaranteed interest rate. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as, partial withdrawals, full surrenders, deaths, annuitizations and, maturities.

The GMAB, GMWB, GMWBL and FIA embedded derivative liabilities include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Balance Sheets and are recognized as a component of Interest expense in the Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other liability on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to individual and group life policies are recognized in Premiums in the Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Statements of Operations when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality, policy administration and surrender charges and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net Investment Income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

▪ The nature and character of the deferred tax assets and liabilities;
▪ Taxable income in prior carryback years;
▪ Projected future income, exclusive of reversing temporary differences and carryforwards;
▪ Projected future reversals of existing temporary differences;
▪ The length of time carryforwards can be utilized;
▪ Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
▪ The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

▪ Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities and deposits made are included in Deposits and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"), an affiliate, contains an embedded derivative whose carrying value is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the agreement.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and SLDI primarily related to GICs, fixed annuities and universal life policies with respect to SLD and variable annuities with respect to SLDI. The outstanding recoverable balances may fluctuate from period to period.

Participating Insurance

Participating business approximates 12.5% of the Company's ordinary life insurance in force and 29.9% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $9.8, $11.1 and $12.1, were incurred during the years ended December 31, 2012, 2011 and 2010, respectively.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Accounting Standards Codification^TM ("ASC") Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied by the Company.

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the FASB issued ASU 2011-02, "Receivables ASC Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- ▪ If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- ▪ An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- ▪ A restructuring that results in a delay in payment that is insignificant is not a concession;
- ▪ A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- ▪ A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosure about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02 that were adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Investment note to these Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").
In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Financial Statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the *Fair Value Measurements* note to these Financial Statements.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Other Pronouncements

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Statement of Comprehensive Income, with corresponding revisions to the Statements of Changes in Shareholder's Equity, is included in the Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,218.9	$ 92.6	$ —	$ —	$ 1,311.5	$ —
U.S. government agencies and authorities	19.3	4.4	—	—	23.7	—
State, municipalities and political subdivisions	80.1	9.9	—	—	90.0	—
U.S. corporate securities	9,511.8	1,039.6	13.9	—	10,537.5	6.5
Foreign securities[1]:						
Government	404.7	41.4	2.7	—	443.4	—
Other	4,473.1	469.9	19.8	—	4,923.2	—
Total foreign securities	4,877.8	511.3	22.5	—	5,366.6	—
Residential mortgage-backed securities:						
Agency	1,072.4	144.9	4.6	39.4	1,252.1	—
Non-Agency	544.7	68.4	26.8	15.3	601.6	58.5
Total Residential mortgage-backed securities	1,617.1	213.3	31.4	54.7	1,853.7	58.5
Commercial mortgage-backed securities	1,565.4	201.2	3.0	—	1,763.6	—
Other asset-backed securities	681.6	26.5	23.5	(3.9)	680.7	0.3
Total fixed maturities, including securities pledged	19,572.0	2,098.8	94.3	50.8	21,627.3	65.3
Less: Securities pledged	684.7	29.8	0.5	—	714.0	—
Total fixed maturities	18,887.3	2,069.0	93.8	50.8	20,913.3	65.3
Equity securities	26.4	3.6	0.2	—	29.8	—
Total fixed maturities and equity securities investments	$ 18,913.7	$ 2,072.6	$ 94.0	$ 50.8	$ 20,943.1	$ 65.3

[1] Primarily U.S. dollar denominated.

[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.

[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,692.9	$ 92.9	$ —	$ —	$ 1,785.8	$ —
U.S. government agencies and authorities	19.9	3.8	—	—	23.7	—
State, municipalities and political subdivisions	98.9	6.8	0.9	—	104.8	—
U.S. corporate securities	9,527.7	784.5	41.4	—	10,270.8	—
Foreign securities[1]:						
Government	349.0	26.7	5.4	—	370.3	—
Other	4,939.4	336.8	64.4	—	5,211.8	0.1
Total foreign securities	5,288.4	363.5	69.8	—	5,582.1	0.1
Residential mortgage-backed securities						
Agency	1,354.6	186.9	2.4	46.4	1,585.5	0.3
Non-Agency	735.4	58.3	88.5	15.1	720.3	75.7
Total Residential mortgage-backed securities	2,090.0	245.2	90.9	61.5	2,305.8	76.0
Commercial mortgage-backed securities	1,910.3	118.0	26.4	—	2,001.9	1.9
Other asset-backed securities	734.3	15.4	69.6	(6.5)	673.6	—
Total fixed maturities, including securities pledged	21,362.4	1,630.1	299.0	55.0	22,748.5	78.0
Less: Securities pledged	965.0	49.8	2.0	—	1,012.8	—
Total fixed maturities	20,397.4	1,580.3	297.0	55.0	21,735.7	78.0
Equity securities	26.7	1.8	0.8	—	27.7	—
Total fixed maturities and equity securities investments	$ 20,424.1	$ 1,582.1	$ 297.8	$ 55.0	$21,763.4	$ 78.0

[1] Primarily U.S. dollar denominated.

[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.

[3] Represents OTTI reported as a component of Other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	1,122.5	$	1,145.2
After one year through five years		4,967.1		5,274.6
After five years through ten years		5,836.5		6,440.6
After ten years		3,781.8		4,468.9
Mortgage-backed securities		3,182.5		3,617.3
Other asset-backed securities		681.6		680.7
Fixed maturities, including securities pledged	$	19,572.0	$	21,627.3

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity. As of December 31, 2011 the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
2012								
Communications	$	991.8	$	138.8	$	0.5	$	1,130.1
Financial		1,669.5		179.0		17.6		1,830.9
Industrial and other companies		8,393.6		839.0		5.5		9,227.1
Utilities		2,573.6		310.8		9.9		2,874.5
Transportation		356.4		41.9		0.2		398.1
Total	$	13,984.9	$	1,509.5	$	33.7	$	15,460.7
2011								
Communications	$	1,109.9	$	96.0	$	5.3	$	1,200.6
Financial		1,948.2		115.1		54.3		2,009.0
Industrial and other companies		8,453.1		634.0		33.2		9,053.9
Utilities		2,589.6		244.5		10.5		2,823.6
Transportation		366.3		31.7		2.5		395.5
Total	$	14,467.1	$	1,121.3	$	105.8	$	15,482.6

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2012 and 2011, approximately 32.9% and 28.3%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs, which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011 the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $134.7 and $233.0, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $138.9 and $248.3, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Balance Sheets. As of December 31, 2012 and 2011, liabilities to return collateral of $138.9 and $248.3, respectively, are included in Payables under securities loan agreement, including collateral held on the Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $4.0 and $3.5 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $146.1 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $16.9 in the second quarter of 2012 reported in Net investment income on the Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $8.2 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payments of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. Certain RMBS investments represent agency pass-through securities and close-to-the-index tranches issued by Fannie Mae, Freddie Mac, or a similar government-sponsored entity.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities described above are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012								
U.S. corporate, state and municipalities	$ 237.3	$ 2.9	$ 40.1	$ 0.6	$ 94.0	$ 10.4	$ 371.4	$ 13.9
Foreign	33.3	3.1	23.9	1.8	158.1	17.6	215.3	22.5
Residential mortgage-backed	116.3	2.2	10.9	0.1	181.6	29.1	308.8	31.4
Commercial mortgage-backed	4.8	—	11.2	1.2	15.8	1.8	31.8	3.0
Other asset-backed	0.1	—	—	—	152.8	23.5	152.9	23.5
Total	$ 391.8	$ 8.2	$ 86.1	$ 3.7	$ 602.3	$ 82.4	$ 1,080.2	$ 94.3
2011								
U.S. corporate, state and municipalities	$ 798.9	$ 17.6	$ 97.6	$ 4.1	$ 208.0	$ 20.6	$ 1,104.5	$ 42.3
Foreign	476.5	30.2	51.1	5.0	339.5	34.6	867.1	69.8
Residential mortgage-backed	74.6	0.9	188.2	5.7	305.6	84.3	568.4	90.9
Commercial mortgage-backed	155.1	1.9	234.7	17.9	35.7	6.6	425.5	26.4
Other asset-backed	42.6	0.3	26.5	9.6	142.1	59.7	211.2	69.6
Total	$ 1,547.7	$ 50.9	$ 598.1	$ 42.3	$ 1,030.9	$ 205.8	$ 3,176.7	$ 299.0

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 87.9% and 83.4% of the average book value as of December 31, 2012 and 2011, respectively.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
Six months or less below amortized cost	$ 553.1	$ 27.3	$ 22.8	$ 6.5	116	13
More than six months and twelve months or less below amortized cost	151.9	2.9	7.9	1.0	35	3
More than twelve months below amortized cost	290.1	149.2	10.0	46.1	83	55
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71
2011						
Six months or less below amortized cost	$ 1,638.7	$ 178.0	$ 52.5	$ 52.5	271	49
More than six months and twelve months or less below amortized cost	645.4	57.1	38.0	17.3	67	22
More than twelve months below amortized cost	735.1	221.4	47.0	91.7	126	80
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
U.S. corporate, state and municipalities	$ 370.3	$ 15.0	$ 7.5	$ 6.4	50	1
Foreign	187.8	50.0	7.6	14.9	20	10
Residential mortgage-backed	277.3	62.9	13.3	18.1	112	43
Commercial mortgage-backed	33.2	1.6	2.5	0.5	12	1
Other asset-backed	126.5	49.9	9.8	13.7	40	16
Total	$ 995.1	$ 179.4	$ 40.7	$ 53.6	234	71
2011						
U.S. corporate, state and municipalities	$ 1,112.3	$ 34.5	$ 32.4	$ 9.9	137	5
Foreign	850.6	86.3	41.7	28.1	131	12
Residential mortgage-backed	500.9	158.4	31.7	59.2	98	89
Commercial mortgage-backed	446.3	5.6	25.1	1.3	24	1
Other asset-backed	109.1	171.7	6.6	63.0	74	44
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations ("ARO") for marketable fixed maturity securities, called rating agency designations except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade by such rating organizations. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade by such rating organizations.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.   In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations.) All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P") and Fitch, Inc. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value, and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $194.0 and $23.5, respectively, representing 0.9% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $189.3 and $69.7, respectively, representing 0.8% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Subprime Mortgage-backed Securities				
	NAIC Designation	**ARO Ratings**		**Vintage**	
2012					
1	67.1 %	AAA	—	2007	13.2 %
2	3.1 %	AA	4.0 %	2006	6.2 %
3	14.2 %	A	9.1 %	2005 and prior	80.6 %
4	13.5 %	BBB	8.5 %		100.0 %
5	1.0 %	BB and below	78.4 %		
6	1.1 %		100.0 %		
	100.0 %				
2011					
1	79.0 %	AAA	1.6 %	2007	18.9 %
2	6.2 %	AA	5.9 %	2006	6.6 %
3	10.5 %	A	7.9 %	2005 and prior	74.5 %
4	1.5 %	BBB	9.8 %		100.0 %
5	1.3 %	BB and below	74.8 %		
6	1.5 %		100.0 %		
	100.0 %				

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $133.6 and $21.7, respectively, representing 0.6% of total fixed maturities including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $129.7 and $52.7, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Alt-A Mortgage-backed Securities

NAIC Designation		ARO Ratings		Vintage	
2012					
1	36.3 %	AAA	0.2 %	2007	31.4 %
2	10.9 %	AA	0.8 %	2006	19.4 %
3	15.7 %	A	0.6 %	2005 and prior	49.2 %
4	30.4 %	BBB	2.6 %		100.0 %
5	5.7 %	BB and below	95.8 %		
6	1.0 %		100.0 %		
	100.0 %				
2011					
1	38.5 %	AAA	0.3 %	2007	30.0 %
2	11.6 %	AA	1.7 %	2006	18.9 %
3	12.2 %	A	5.0 %	2005 and prior	51.1 %
4	29.1 %	BBB	2.9 %		100.0 %
5	7.4 %	BB and below	90.1 %		
6	1.2 %		100.0 %		
	100.0 %				

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $1.8 billion and $2.0 billion, respectively, and Other ABS, excluding subprime exposure, totaled $491.9 and $489.7, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $3.0 and $26.4, respectively. As of December 31, 2012, there were no gross unrealized losses related to Other ABS, excluding subprime exposure. As of December 31, 2011, gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.2. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total CMBS					
	NAIC Designation		**ARO Ratings**		**Vintage**	
2012						
1	97.5 %	AAA	47.6 %	2008	0.6 %
2	1.8 %	AA	25.4 %	2007	28.8 %
3	0.4 %	A	10.1 %	2006	35.3 %
4	0.3 %	BBB	7.3 %	2005 and prior	35.3 %
5	—	BB and below	9.6 %		100.0 %
6	—		100.0 %		
	100.0 %				
2011						
1	97.1 %	AAA	52.7 %	2008	0.5 %
2	1.8 %	AA	18.4 %	2007	25.9 %
3	—	A	12.7 %	2006	31.2 %
4	—	BBB	8.8 %	2005 and prior	42.4 %
5	—	BB and below	7.4 %		100.0 %
6	1.1 %		100.0 %		
	100.0 %				

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 29.2%, 11.2% and 36.6%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 31.6%, 13.1% and 31.3%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Other ABS

NAIC Designation		ARO Ratings		Vintage	
2012					
1	97.0 %	AAA	92.5 %	2012	18.0 %
2	2.2 %	AA	1.0 %	2011	17.1 %
3	—	A	3.5 %	2010	4.6 %
4	—	BBB	2.2 %	2009	6.0 %
5	—	BB and below	0.8 %	2008	3.1 %
6	0.8 %		100.0 %	2007	14.7 %
	100.0 %			2006	21.2 %
				2005 and prior	15.3 %
					100.0 %
2011					
1	96.9 %	AAA	87.3 %	2011	19.0 %
2	1.8 %	AA	3.9 %	2010	10.8 %
3	—	A	3.0 %	2009	8.4 %
4	0.1 %	BBB	3.8 %	2008	3.6 %
5	1.2 %	BB and below	2.0 %	2007	19.3 %
6	—		100.0 %	2006	20.5 %
	100.0 %			2005 and prior	18.4 %
					100.0 %

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012 the Company did not have any troubled debt restructurings. As of December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $9.8.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$ 2,836.2	$ 3,138.8
Collective valuation allowance	(1.2)	(1.5)
Total net commercial mortgage loans	$ 2,835.0	$ 3,137.3

There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2012. Impairments taken on the mortgage loan portfolio were $6.9 for the year ended December 31, 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$ 1.5	$ 3.0
Addition to / (reduction of) allowance for losses	(0.3)	(1.5)
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.5

The following table presents information on impaired loans as of December 31, 2012 and 2011:

	2012	2011
Impaired loans, average investment during the period	$ —	$ 8.3

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

The following table presents information on interest income recognized on impaired loans for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$ —	$ —	$ 1.3
Interest income recognized on impaired loans, on a cash basis	—	—	1.4

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Loan-to-Value Ratio:		
0% - 50%	$ 658.9	$ 920.9
50% - 60%	848.0	833.9
60% - 70%	1,169.4	1,173.2
70% - 80%	149.4	191.3
80% and above	10.5	19.5
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,970.9	$ 2,105.3
1.25x - 1.5x	464.8	565.8
1.0x - 1.25x	259.2	355.5
Less than 1.0x	141.3	112.2
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 622.7	22.1 %	$ 702.5	22.4 %
South Atlantic	528.3	18.6 %	582.8	18.6 %
Middle Atlantic	338.9	11.9 %	361.7	11.5 %
East North Central	347.2	12.2 %	411.4	13.1 %
West South Central	373.7	13.2 %	414.1	13.2 %
Mountain	338.2	11.9 %	364.9	11.6 %
West North Central	135.8	4.8 %	138.2	4.4 %
New England	77.5	2.7 %	82.2	2.6 %
East South Central	73.9	2.6 %	81.0	2.6 %
Total Commercial mortgage loans	$ 2,836.2	100.0 %	$ 3,138.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2012[1]		2011[1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Industrial	$ 1,159.2	41.0 %	$ 1,223.2	39.0 %
Retail	711.8	25.0 %	807.4	25.7 %
Office	427.4	15.1 %	542.2	17.3 %
Apartments	366.8	12.9 %	371.5	11.8 %
Hotel/Motel	69.0	2.4 %	129.6	4.1 %
Mixed use	16.6	0.6 %	12.6	0.4 %
Other	85.4	3.0 %	52.3	1.7 %
Total Commercial mortgage loans	$ 2,836.2	100.0 %	$ 3,138.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Year of Origination:		
2012	$ 314.3	$ —
2011	795.4	791.2
2010	184.8	272.1
2009	65.9	77.8
2008	253.8	406.5
2007	272.8	447.7
2006 and prior	949.2	1,143.5
Total Commercial mortgage loans	$ 2,836.2	$ 3,138.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 6.0	3	$ 9.5	17	$ 5.1	24
Foreign[(1)]	0.7	3	27.2	52	30.7	23
Residential mortgage-backed	9.7	55	12.3	65	24.5	67
Commercial mortgage-backed	1.7	1	49.7	14	23.2	7
Other asset-backed	0.4	3	74.8	60	104.6	54
Equity	—	—	—	—	— *	1
Mortgage loans on real estate	—	—	6.9	5	6.3	5
Total	$ 18.5	65	$ 180.4	213	$ 194.4	181

[(1)] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $14.7, $27.6 and $95.5 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments which are recognized in the Statements of Operations. The remaining $3.8, $152.8 and $98.9, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010 :

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 0.5	1	$ 9.5	16	$ 4.1	23
Foreign[(1)]	0.7	3	24.1	48	12.8	18
Residential mortgage-backed	0.9	6	1.8	8	6.1	11
Commercial mortgage-backed	1.7	1	45.5	14	3.9	2
Other asset-backed	— *	1	71.9	59	72.0	35
Mortgage loans on real estate	—	—	—	—	—	—
Total	$ 3.8	12	$ 152.8	145	$ 98.9	89

[(1)] Primarily U.S. dollar denominated.
* Less than $0.1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $2.2 billion and $2.1 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$ 64.1	$ 118.2	$ 123.3
Additional credit impairments:			
On securities not previously impaired	4.8	5.0	20.0
On securities previously impaired	6.8	6.7	23.4
Reductions:			
Securities intent impaired	—	(3.4)	(7.1)
Securities sold, matured, prepaid or paid down	(27.8)	(62.4)	(41.4)
Balance at December 31	$ 47.9	$ 64.1	$ 118.2

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$ 1,137.9	$ 1,242.5	$ 1,182.2
Equity securities, available-for-sale	4.0	3.7	4.5
Mortgage loans on real estate	166.3	174.9	180.8
Policy loans	5.7	6.6	7.2
Short-term investments and cash equivalents	0.2	2.0	4.1
Other	23.7	38.4	30.7
Gross investment income	1,337.8	1,468.1	1,409.5
Less: Investment expenses	52.3	58.8	53.1
Net investment income	$ 1,285.5	$ 1,409.3	$ 1,356.4

As of December 31, 2012 and 2011, the Company did not have any investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities, available-for-sale, including securities pledged	$ 138.0	$ 33.7	$ 11.8
Fixed maturities, at fair value option	(57.7)	(34.4)	(14.6)
Equity securities, available-for-sale	(0.2)	(0.2)	1.9
Derivatives	(1,654.0)	744.4	(807.9)
Embedded derivative - fixed maturities	(4.2)	4.3	12.3
Embedded derivative - product guarantees	202.9	(1,699.1)	(111.9)
Other investments	1.1	(5.7)	(9.2)
Net realized capital gains (losses)	$ (1,374.1)	$ (957.0)	$ (917.6)
After-tax net realized capital gains (losses)	$ (932.8)	$ (513.1)	$ (660.6)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before-tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Proceeds on sales	$ 4,652.0	$ 3,821.9	$ 6,211.7
Gross gains	177.8	238.0	243.1
Gross losses	(14.3)	(33.7)	(37.4)

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values,

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses put options to manage the equity, interest rate, and equity volatility risk of the economic liabilities associated with variable annuity minimum guaranteed living benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contain embedded derivatives in which the fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Non-qualifying for hedge accounting:						
Interest rate contracts	$ 31,588.1	$ 1,283.5	$ 539.5	$ 27,046.0	$ 1,538.4	$ 520.0
Foreign exchange contracts	1,508.7	10.4	27.4	1,297.8	9.7	42.4
Equity contracts	14,482.7	86.4	231.7	15,434.3	60.1	28.4
Credit contracts	155.5	1.0	—	143.4	0.9	14.1
Embedded derivatives:						
Within fixed maturity investments	N/A	50.8	—	N/A	55.0	—
Within annuity products	N/A	—	3,397.8	N/A	—	3,512.1
Within reinsurance agreements	N/A	—	301.3	N/A	—	230.9
Total		$ 1,432.1	$ 4,497.7		$ 1,664.1	$ 4,347.9

N/A - Not Applicable.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting[1]:			
Fair value hedges:			
Interest rate contracts	$ —	$ —	$ (3.3)
Derivatives: Non-qualifying for hedge accounting[2]:			
Interest rate contracts	121.6	1,300.8	38.5
Foreign exchange contracts	2.4	(5.8)	9.3
Equity contracts	(1,779.3)	(548.2)	(853.4)
Credit contracts	1.3	(2.4)	1.0
Embedded derivatives:			
Within fixed maturity investments[2]	(4.2)	4.3	12.3
Within annuity products[2]	202.9	(1,699.1)	(111.9)
Within reinsurance agreements	50.9	(251.8)	(17.8)
Total	$ (1,404.4)	$ (1,202.2)	$ (925.3)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.

[2] Changes in value are included in other net realized capital gains (losses) in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $1.0 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $0.9 and $14.1 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $155.5 and $108.8, respectively.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,303.7	$ 7.8	$ —	$ 1,311.5
U.S government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,513.9	113.6	10,627.5
Foreign[1]	—	5,345.7	20.9	5,366.6
Residential mortgage-backed securities	—	1,829.5	24.2	1,853.7
Commercial mortgage-backed securities	—	1,763.6	—	1,763.6
Other asset-backed securities	—	602.5	78.2	680.7
Total fixed maturities, including securities pledged	1,303.7	20,086.7	236.9	21,627.3
Equity securities, available-for-sale	14.0	—	15.8	29.8
Derivatives:				
Interest rate contracts	—	1,283.5	—	1,283.5
Foreign exchange contracts	—	10.4	—	10.4
Equity contracts	23.9	50.8	11.7	86.4
Credit contracts	—	1.0	—	1.0
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	3,115.0	6.1	—	3,121.1
Assets held in separate accounts	39,799.1	—	—	39,799.1
Total assets	$44,255.7	$21,438.5	$ 264.4	$65,958.6
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,393.8	$ 1,393.8
GMAB / GMWB / GMWBL[2]	—	—	2,004.0	2,004.0
Embedded derivative on reinsurance	—	301.3	—	301.3
Derivatives:				
Interest rate contracts	0.4	539.1	—	539.5
Foreign exchange contracts	—	27.4	—	27.4
Equity contracts	212.6	19.1	—	231.7
Credit contracts	—	—	—	—
Total liabilities	$ 213.0	$ 886.9	$ 3,397.8	$ 4,497.7

[1] Primarily U.S. dollar dominated
[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB"), Guaranteed minimum withdrawal benefits for life ("GMWBL").

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,778.0	$ 7.8	$ —	$ 1,785.8
U.S government agencies and authorities	—	23.7	—	23.7
U.S. corporate, state and municipalities	—	10,251.1	124.5	10,375.6
Foreign[1]	—	5,525.2	56.9	5,582.1
Residential mortgage-backed securities	—	2,245.1	60.7	2,305.8
Commercial mortgage-backed securities	—	2,001.9	—	2,001.9
Other asset-backed securities	—	600.8	72.8	673.6
Total fixed maturities, including securities pledged	1,778.0	20,655.6	314.9	22,748.5
Equity securities, available-for-sale	11.4	—	16.3	27.7
Derivatives:				
Interest rate contracts	4.0	1,534.4	—	1,538.4
Foreign exchange contracts	—	9.7	—	9.7
Equity contracts	26.5	—	33.6	60.1
Credit contracts	—	0.9	—	0.9
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	2,760.7	5.8	—	2,766.5
Assets held in separate accounts	39,356.9	—	—	39,356.9
Total assets	$43,937.5	$22,206.4	$ 364.8	$ 66,508.7
Liabilities:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 1,282.2	$ 1,282.2
GMAB / GMWB / GMWBL[2]	—	—	2,229.9	2,229.9
Embedded derivative on reinsurance	—	230.9	—	230.9
Derivatives:				
Interest rate contracts	—	520.0	—	520.0
Foreign exchange contracts	—	42.4	—	42.4
Equity contracts	3.3	—	25.1	28.4
Credit contracts	—	1.2	12.9	14.1
Total liabilities	$ 3.3	$ 794.5	$ 3,550.1	$ 4,347.9

[1] Primarily U.S. dollar dominated
[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB"), Guaranteed minimum withdrawal benefits for life ("GMWBL").

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. In addition, further disclosure of estimated fair values is included in the Investments note to these Financial Statements. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $157.7 and $16.3 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. At December 31, 2011, $157.1 and $17.7 billion of a total of $22.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Annuity product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum withdrawal benefits with life payouts ("GMWBL") and fixed-indexed annuity ("FIA") embedded derivative liabilities includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company and applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk as of the beginning of the third quarter of 2012 to incorporate a blend of observable, similarly

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Levels 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Year Ended December 31, 2012										
	Fair Value as of January 1	**Total Realized/Unrealized Gains (Losses) Included in:**		**Purchases**	**Issuances**	**Sales**	**Settlements**	**Transfers in to Level 3** [2]	**Transfers out of Level 3** [2]	**Fair Value as of December 31**	**Change in Unrealized Gains (Losses) Included in Earnings** [3]
		Net Income	**OCI**								
Fixed maturities, including											
U.S. corporate, state and municipalities	$ 124.5	$ 0.6	$ (1.9)	$ —	$ —	$ —	$ (22.3)	$ 36.3	$ (23.6)	$ 113.6	$ 0.6
Foreign	56.9	0.6	(0.5)	—	—	(4.0)	(5.6)	8.3	(34.8)	20.9	—
Residential mortgage-backed securities	60.7	(0.8)	0.2	—	—	—	(1.0)	—	(34.9)	24.2	(0.8)
Other asset-backed securities	72.8	6.4	3.1	—	—	(16.6)	(4.4)	16.9	—	78.2	2.6
Total fixed maturities, including	314.9	6.8	0.9	—	—	(20.6)	(33.3)	61.5	(93.3)	236.9	2.4
Equity securities, available-for-sale	16.3	(0.1)	(0.1)	2.3	—	(2.4)	—	—	(0.2)	15.8	—
Derivatives, net	(4.4)	(0.9)	—	18.5	—	—	—	—	(1.5)	11.7	(6.7)
Annuity product guarantees:											
FIA	(1,282.2)	(173.7)	—	—	(81.2)	—	143.3	—	—	(1,393.8)	—
GMWB/GMAB/GMWBL	(2,229.9)	376.6	—	—	(151.3)	—	0.6	—	—	(2,004.0)	—
Total annuity product guarantees	(3,512.1)	202.9 [1]	—	—	(232.5)	—	143.9	—	—	(3,397.8)	—

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	Year Ended December 31, 2011										
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings [3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 40.1	$ (0.3)	$ (2.7)	$ 12.6	$ —	$ —	$ (24.7)	$ 99.5	$ —	$ 124.5	$ (0.2)
Foreign	9.8	0.3	(0.1)	13.9	—	(12.5)	(7.7)	54.9	(1.7)	56.9	(0.5)
Residential mortgage-backed securities	198.6	—	(0.6)	34.3	—	(0.1)	(11.3)	1.9	(162.1)	60.7	(1.0)
Other asset-backed securities	644.8	(78.7)	64.3	—	—	(214.7)	(35.7)	—	(307.2)	72.8	(10.1)
Total fixed maturities, including securities pledged	893.3	(78.7)	60.9	60.8	—	(227.3)	(79.4)	156.3	(471.0)	314.9	(11.8)
Equity securities, available-for-sale	13.5	(0.1)	0.1	4.3	—	(0.2)	—	—	(1.3)	16.3	—
Derivatives, net	76.6	(38.6)	—	—	—	(42.4)	—	—	—	(4.4)	(50.0)
Annuity product guarantees:											
FIA	(1,165.5)	(111.7)	—	—	(128.3)	—	123.3	—	—	(1,282.2)	—
GMWB/GMAB/GMWBL	(490.2)	(1,587.4)	—	—	(154.5)	—	2.2	—	—	(2,229.9)	—
Total annuity product guarantees	(1,655.7)	(1,699.1) [1]	—	—	$ (282.8)	$ —	125.5	—	—	(3,512.1)	—

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate account for the year ended December 31, 2012, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts were valued using observable inputs and such options and swap contracts were transferred from Level 3 to Level 2 during the year ended December 31, 2012.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity Volatility: A term-structure model is used to approximate implied volatility for the equity indices for GMAB, GMWB and GMWBL fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]		
Unobservable Input	**GMWB / GMWBL**	**GMAB**	**FIA**
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Correlations between:			
Equity Funds	50% to 98%	50% to 98%	—
Equity and Fixed Income Funds	-20% to 44%	-20% to 44%	—
Interest Rates and Equity Funds	-25% to -16%	-25% to -16%	—
Nonperformance risk	0.10% to 1.3%	0.10% to 1.3%	0.10% to 1.3%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	0% to 10%	0% to 10%	—
Lapses	0.08% to 32% [3]	0.08% to 31% [3]	0% to 10% [3]
Mortality	— [4]	— [4]	—

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapses and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts that are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2012 (account value amounts are in $ billions).

	Account Values			
Attained Age Group	**In the Money**	**Out of the Money**	**Total**	**Average Expected Delay (Years)**
< 60	$ 3.54	$ 0.27	$ 3.81	5.5
60-69	6.80	0.36	7.16	1.9
70+	4.16	0.14	4.30	0.2
	$ 14.50	$ 0.77	$ 15.27	2.8

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are "in the money" or "out of the money" as of December 31, 2012 (account value amounts are in $ billions).

		GMAB		GMWB/GMWBL	
	Moneyness	**Account Value**	**Lapse Range**	**Account Value**	**Lapse Range**
During Surrender Charge Period					
	In the Money**	$ —	0.08% to 8.2%	$ 8.5	0.08% to 5.8%
	Out of the Money	—	0.41% to 12%	0.9	0.35% to 12%
After Surrender Charge Period					
	In the Money**	—	2.4% to 22%	6.1	1.5% to 17%
	Out of the Money	0.1	12% to 31%	0.6	3.2% to 32%

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[4] The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and 2011:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,627.3	$ 21,627.3	$ 22,748.5	$ 22,748.5
Equity securities, available-for-sale	29.8	29.8	27.7	27.7
Mortgage loans on real estate	2,835.0	2,924.7	3,137.3	3,214.1
Loan - Dutch State obligation[(1)]	—	—	658.2	660.6
Policy loans	101.8	101.8	112.0	112.0
Limited partnerships/corporations	166.9	166.9	305.4	305.4
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	3,121.1	3,121.1	2,766.5	2,766.5
Derivatives	1,381.3	1,381.3	1,609.1	1,609.1
Other investments	80.7	80.7	82.2	82.2
Deposits from affiliates	901.7	984.4	1,377.6	1,360.3
Assets held in separate accounts	39,799.1	39,799.1	39,356.9	39,356.9
Liabilities:				
Investment contract liabilities:				
Deferred annuities[(2)]	20,262.4	21,062.8	22,453.2	22,749.4
Funding agreements with a fixed maturity and guaranteed investment contracts	1,818.6	1,718.0	2,568.2	2,367.7
Supplementary contracts, immediate annuities and other	1,094.1	1,194.4	1,062.7	1,128.4
Annuity product guarantees:				
FIA	1,393.8	1,393.8	1,282.2	1,282.2
GMAB/GMWB/GMWBL	2,004.0	2,004.0	2,229.9	2,229.9
Derivatives	798.6	798.6	604.9	604.9
Long-term debt	435.0	491.6	435.0	419.3
Embedded derivative on reinsurance	301.3	301.3	230.9	230.9

[(1)] This facility was terminated in November 2012. Refer to the Related Party note for further description of the transaction.
[(2)] Certain amounts included in Deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Other investments: Federal Home Loan Bank ("FHLB") stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1. The carrying value of the stock was $78.9 and $80.2 as of December 31, 2012 and 2011, respectively.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts, plus the fair value of the unamortized ceding allowance. The Fair value of the liabilities of the underlying contract is estimated based on the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving short risk-free rates plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. The fair value of the unamortized ceding allowance is based on the projected release ceding allowances and discounted at risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 3.

Investment contract liabilities:

   Deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities, taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

   Funding agreements with a fixed maturity and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

   Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement
of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012		**2011**		**2010**	
Balance at January 1	$	3,326.5	$	2,758.9	$	3,322.4
Deferrals of commissions and expenses		107.8		126.8		171.1
Amortization:						
Amortization		(582.0)		742.6		(570.8)
Interest accrued[1]		262.7		169.1		177.2
Net amortization included in the Statements of Operations		(319.3)		911.7		(393.6)
Change in unrealized capital gains/losses on available-for-sale securities		(146.8)		(470.9)		(341.0)
Balance at December 31	$	2,968.2	$	3,326.5	$	2,758.9

[1] Interest accrued at 3.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012		**2011**		**2010**	
Balance at January 1	$	46.1	$	66.5	$	113.2
Amortization:						
Amortization		(27.5)		(11.0)		(28.6)
Interest accrued[1]		3.1		3.7		3.9
Net amortization included in the Statements of Operations		(24.4)		(7.3)		(24.7)
Change in unrealized capital gains/losses on available-for-sale securities		6.7		(13.1)		(22.0)
Balance at December 31	$	28.4	$	46.1	$	66.5

[1] Interest accrued at 3.0% to 7.0% during 2012, 2011 and 2010.

The estimated amount of VOBA amortization expense, net of interest, is $0.2, $6.4, $6.4, $5.4 and $4.8, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

6.   Sales Inducements

During the year ended December 31, 2012, 2011 and 2010, the Company capitalized $29.8, $32.2 and $46.9, respectively, of sales inducements. During the years ended December 31, 2012, 2011 and 2010, the Company amortized $(303.1), $461.8 and $(82.0), respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $741.6, $1,023.9 and $669.9 as of December 31, 2012, 2011 and 2010, respectively.

7.   Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following assumptions and methodology were used to determine GMDB, GMIB, GMWBL, GMAB and GMWB additional reserves at December 31, 2012 and 2011.

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general the Company groups all separate account returns into 6 fund groups and generate stochastic returns for each of these fund groups. The overall mean blended separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total. GMIB: the overall blended mean is 8.1% based on a single fund group. GMAB / GMWB / GMWBL: Zero rate curve.
Volatility	GMDB: 15.8% for 2012 and 2011. GMIB: 15.8% for 2012 and 16.5% for 2011. GMAB / GMWB / GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2000 basic table with mortality improvement through 2011, further adjusted for company experience.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2012 and 2011. GMAB / GMWB / GMWBL: Zero rate curve plus adjustment for nonperformance risk.

The calculation of the GMIB and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2012 and 2011, and the paid and incurred amounts by type for the years ended December 31, 2012 and 2011, were as follows:

	GMDB	GMAB/GMWB	GMIB	GMWBL
Separate account liability at December 31, 2012	$ 39,799.1	$ 954.1	$ 14,503.9	$ 15,249.5
Separate account liability at December 31, 2011	$ 39,356.9	$ 1,105.9	$ 14,208.0	$ 14,743.7
Additional liability balance:				
Balance at January 1, 2011	$ 373.9	$ 77.0	$ —	$ 217.5
Incurred guaranteed benefits	246.7	40.1	—	1,520.6
Paid guaranteed benefits	(110.3)	(2.2)	—	—
Balance at December 31, 2011	$ 510.3	$ 114.9	$ —	$ 1,738.1
Incurred guaranteed benefits	94.2	(38.3)	—	(226.3)
Paid guaranteed benefits	(116.5)	(0.6)	—	—
Balance at December 31, 2012	$ 488.0	$ 76.0	$ —	$ 1,511.8

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of December 31, 2012 and 2011.

	GMDB	GMAB/GMWB	GMIB	GMWBL
2012				
Net amount at risk, net of reinsurance	$ 6,920.6	$ 38.4	$ —	$ —
Weighted average attained age	69.0	69.0	—	—
2011				
Net amount at risk, net of reinsurance	$ 8,699.0	$ 63.2	$ —	$ —
Weighted average attained age	68.0	68.0	—	—

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011 was $39.8 billion and $39.4 billion, respectively.

8. Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, ReliaStar Life Insurance Company ("RLI"), related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks was $155.1 billion and $147.7 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

	2012	2011
Claims recoverable from reinsurers	$ 8.0	$ 11.0
Amounts due to reinsurers	(10.8)	(23.6)
Reinsurance reserves ceded	2,585.5	2,188.2
Deposits	901.7	1,377.6
Reinsurance receivable	523.1	498.1
Other	7.2	17.3
Total	$ 4,014.7	$ 4,068.6

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Premiums:			
Direct premiums	$ 16.3	$ 16.9	$ 17.8
Reinsurance assumed	480.3	478.4	522.8
Reinsurance ceded	(37.6)	(39.1)	(260.0)
Net premiums	$ 459.0	$ 456.2	$ 280.6

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9. Capital Contributions, Dividends and Statutory Information

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2012, following receipt of required approval from the Division, the Company paid a return of capital distribution of $250.0 to its Parent. During the years ended December 31, 2011 and 2010, the Company did not pay a dividend or return of capital distribution to its Parent.

During the year ended December 31, 2012, the Company did not receive any capital contributions from its Parent. During the years ended December 31, 2011 and 2010, the Company received $44.0 and $749.0, respectively, in capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be nonadmitted based on the specific rules regarding admissibility.

Statutory net income (loss) was $(9.1), $386.0 and $(384.4), for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $2.2 billion as of December 31, 2012 and 2011.

10. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities, net of OTTI	$ 2,004.5	$ 1,331.1	$ 682.4
Equity securities, available-for-sale	3.4	1.0	6.9
Derivatives	(0.7)	(1.1)	0.3
DAC/VOBA and sales inducements adjustment on available-for-sale securities	(1,283.3)	(1,134.1)	(510.1)
Other investments	(35.4)	(35.7)	(35.7)
Unrealized capital gains (losses), before tax	688.5	161.2	143.8
Net deferred income tax asset (liability)	(55.3)	82.7	9.8
Unrealized capital gains (losses), after tax	633.2	243.9	153.6
Pension liability, net of tax	1.0	1.2	1.2
AOCI	$ 634.2	$ 245.1	$ 154.8

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities	$ 660.7	$ 619.7	$ 1,244.0
Equity securities, available-for-sale	2.4	(5.9)	3.4
Derivatives	0.4	(1.4)	0.3
DAC/VOBA and sales inducements adjustment on available-for-sale securities	(149.2)	(624.0)	(451.7)
Other investments	0.3	—	(10.7)
Change in unrealized gains/losses on securities, before tax	514.6	(11.6)	785.3
Deferred income tax asset/liability	(133.5)	83.1	(101.8)
Change in unrealized gains/losses on securities, after tax	381.1	71.5	683.5
Change in OTTI, before tax	12.7	29.0	(6.9)
Deferred income tax asset /liability	(4.5)	(10.2)	2.4
Change in OTTI, after tax	8.2	18.8	(4.5)
Pension and other post-employment benefit liability, before tax	(0.2)	—	(0.2)
Deferred income tax asset/liability	—	—	0.1
Pension and other post-employment benefit liability, after tax	(0.2)	—	(0.1)
Net change in AOCI, after tax	$ 389.1	$ 90.3	$ 678.9

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI , reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Net unrealized capital gains/losses arising during the year[1]	$ 447.5	$ 34.0	$ 515.4
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	97.9	22.7	9.4
Change in deferred tax valuation allowance and other tax adjustments[3]	39.7	79.0	173.0
Net change in unrealized capital gains/losses on securities	$ 389.3	$ 90.3	$ 679.0

[1] Pretax net unrealized capital gains/losses arising during the year were $674.9, $52.3 and $792.9 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $147.6, $34.9 and $14.5, for the years ended December 31, 2012, 2011 and 2010, respectively.

[3] These amounts include amounts allocated to Other Comprehensive Income in accordance with the exception described in ASC 740-20-45-7.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 266.6	$ (195.8)	$ 622.9
Total current tax expense (benefit)	266.6	(195.8)	622.9
Deferred tax expense (benefit):			
Federal	(84.3)	64.5	(665.0)
Total deferred tax expense (benefit)	(84.3)	64.5	(665.0)
Total income tax expense (benefit)	$ 182.3	$ (131.3)	$ (42.1)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Income (loss) before income taxes	$ 5.3	$ 20.8	$ 63.3
Tax rate	35.0 %	35.0 %	35.0 %
Income tax expense (benefit) at federal statutory rate	1.9	7.3	22.2
Tax effect of:			
Dividends received deduction	(72.9)	(30.3)	(75.9)
Valuation allowance	247.9	(109.0)	64.0
Audit settlements	(0.1)	3.3	(49.2)
Tax credits	(2.0)	(2.0)	(3.5)
Prior year tax	6.9	—	—
Other	0.6	(0.6)	0.3
Income tax expense (benefit)	182.3	(131.3)	(42.1)

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2012 and 2011, are presented below.

	2012	2011
Deferred tax assets:		
Insurance reserves	$ 1,035.9	$ 1,003.3
Investments	940.6	662.7
Employee compensation and benefits	29.4	50.7
Other assets	183.0	172.6
Total gross assets before valuation allowance	2,188.9	1,889.3
Less: Valuation allowance	220.3	12.1
Assets, net of valuation allowance	1,968.6	1,877.2
Deferred tax liabilities:		
Deferred policy acquisition costs	(1,293.8)	(1,500.6)
Net unrealized investment (gains) losses	(652.1)	(275.2)
Value of business acquired	(20.6)	(29.2)
Other liabilities	(35.0)	(33.6)
Total gross liabilities	(2,001.5)	(1,838.6)
Net deferred income tax asset (liability)	$ (32.9)	$ 38.6

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $406.0 and $158.1, respectively, that was allocated to Net income (loss) and $(185.7) and $(146.0), respectively, that was allocated to Other comprehensive income. Therefore, after consideration of available sources of taxable income required to realize the Company's deferred tax assets in the future, the Company had a tax valuation allowance of $220.3 related to deferred tax assets as of December 31, 2012.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $22.6 and receivable of $204.0 as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012, 2011and 2010 are as follows:

	2012	2011	2010
Balance at beginning of period	$ 2.7	$ 28.0	$ 60.3
Additions for tax positions related to prior years	—	6.1	28.0
Reductions for tax positions related to prior years	—	(6.1)	(60.2)
Reductions for settlements with taxing authorities	—	(25.3)	(0.1)
Balance at end of period	$ 2.7	$ 2.7	$ 28.0

The Company had $2.7 of unrecognized tax benefits as of December 31, 2012 and 2011, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest for the years ended December 31, 2012 and 2011.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 and 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The timing of the payment (if any) of the remaining allowance of $2.7 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2011, 2012 and 2013.

12. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2012, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the financial statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $7.7, $11.5 and $11.0, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.2, $3.3 and $2.4, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs for the years ended December 31, 2012 and 2011.

	2012		2011	
Change in obligation:				
Projected benefit obligation, January 1	$	25.2	$	25.5
Interest cost		1.2		1.3
Benefits paid		(1.3)		(1.1)
Actuarial gain on obligation		(0.2)		(0.2)
Plan adjustments		—		(0.3)
Benefit obligation, December 31	$	24.9	$	25.2
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	—	$	—

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized in the Balance Sheets consist of:

	2012	2011
Accrued benefit cost	$ (24.9)	$ (25.2)
Accumulated other comprehensive loss (income):		
Prior service cost	(0.2)	(0.3)
Net amount recognized	$ (25.1)	$ (25.5)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011, benefit obligation for the SERPs were as follows:

	2012	2011
Discount rate	4.05 %	4.75 %
Rate of compensation increase	4.00 %	4.00 %

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2012	2011	2010
Discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation levels	4.00 %	4.00 %	3.00 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012	2011	2010
Interest cost	$ 1.2	$ 1.3	$ 1.5
Amortization of prior service cost (credit)	(0.1)	—	—
Net loss (gain) recognition	(0.2)	(0.2)	(0.8)
Net periodic benefit cost	$ 0.9	$ 1.1	$ 0.7

Cash Flows

In 2012, the employer contributed $1.5 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2013 through 2017, and thereafter through 2022, are estimated to be $1.5, $1.5, $1.5, $1.5, $1.5 and $7.8, respectively.

Stock Option and Share Plans

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.1, $4.2 and $2.6, for the years ended December 31, 2012, 2011 and 2010, respectively.

For leo, the Company recognized minimal tax benefits in December 31, 2012, 2011 and 2010.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The ING Americas Deferred Compensation Savings Plan is a deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2012, 2011 and 2010 were $3.5, $3.4 and $2.1, respectively.

13.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $6.9, $7.7 and $8.4, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2013 through 2017 are estimated to be $7.2, $7.3, $7.2, $6.6 and $5.3, respectively, and $0.0, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $304.7 and $255.3, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $766.7 and $821.2, of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $579.3 and $779.8, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

Federal Home Loan Bank Funding

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain collateral that backs funding agreements issued to the FHLB. As of December 31, 2012 and 2011, the Company had $1,548.0 and $1,579.6, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2012 and 2011, assets with a market value of $1,855.1 and $1,897.9, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, on the Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operation. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012	2011
Fixed maturity collateral pledged to FHLB	$ 1,855.1	$ 1,897.9
FHLB restricted stock[1]	78.9	80.3
Other fixed maturities-state deposits	12.1	12.2
Securities pledged[2]	714.0	1,012.8
Total restricted assets	$ 2,660.1	$ 3,003.2

[1] Reported in Other investments on the Balance Sheets. Refer to Other investments in Business, Basis of Presentation and Significant Accounting Policies note for further discussion.
[2] Includes the fair value of loaned securities of $134.7 and $233.0 as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- ▪ Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were incurred in the amounts of $208.0, $201.1 and $204.3, respectively.

- ▪ Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $50.3, $56.2 and $49.0, respectively.

- ▪ Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the DSL intercompany agreement was $141.1, $143.4 and $146.9, respectively.

- ▪ Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $33.8, $35.3 and $32.0, respectively.

- ▪ Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2012 2011 and 2010, expenses were incurred in the amounts of $109.3, $110.3 and $91.6, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

- ▪ Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2012, 2011 and 2010, expenses related to the agreements were incurred in the amount of $16.4, $14.0 and $31.0, respectively.

- ▪ Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2012, 2011 and 2010, revenue related to the agreement was $3.3, $3.1 and $2.1, respectively.

- ▪ Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2012, 2011 and 2010, the Company incurred expenses of $4.0, $3.6 and $4.8, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Reinsurance Agreements

Reinsurance Ceded

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2012 and 2011, the value of the funds withheld liability under this agreement was $191.4 and $190.7, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company had an embedded derivative under this agreement with a value of $7.7 and $(4.8), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2012, 2011 and 2010, revenue related to the agreement was $12.0, $12.4 and $11.9, respectively.

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company and the Company deposited those assets into a funds withheld trust account. As of December 31, 2012, the assets on deposit in the trust account increased to $3.9 billion . The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $3.6 billion and $5.0 billion, at December 31, 2012 and 2011, respectively. In addition, as of December 31, 2012 and 2011, the Company had an embedded derivative with a value of $293.6 and $235.7, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, ING Investment Management LLC, as subadviser for the funds withheld account.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement.

At December 31, 2012 and 2011, reserves ceded by the Company under this agreement were $2.1 billion and $1.9 billion, respectively. In addition, a deferred loss in the amount of $343.9 and $365.3 at December 31, 2012 and 2011, respectively, is included in Other assets on the Balance Sheets and is amortized over the reinsurance period of benefit.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, Security Life of Denver Insurance Company ("SLD"). Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. As of December 31, 2012 and 2011, the receivable was $901.7 and $1,377.6, respectively, and is adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $10.8, $7.2 and $21.4, for the years ended December 31, 2012, 2011 and 2010, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2012 and 2011, reserves ceded by the Company under this agreement were $19.3 and $18.7, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes, from time to time, certain GICs to SLD on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

GIC reserves ceded by the Company under this agreement were $505.6 and $121.4 at December 31, 2012 and 2011, respectively.

Reinsurance Assumed

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

Effective April 1, 2012, the agreement was recaptured by RLI and terminated, and there was no consideration received by the Company upon such recapture and termination.

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012 to include the recaptured business described above, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 and $0.5 as of December 31, 2012 and 2011, respectively, is included in Future policy benefits and contract owner account balances on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Effective July 1, 2012, the Company entered into a stop-loss agreement with its affiliate, SLD under which the Company agrees to indemnify SLD, and SLD agrees to reinsure with the Company, aggregate mortality risk under certain level premium term life insurance policies assumed by SLD from RLI and written by either RLI or RLNY with issue dates between January 1, 2007 and March 31, 2008 and between January 1, 2010 and December 31, 2010. Under the terms of the agreement, the

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company will make benefit payments to SLD equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 as of December 31, 2012 is included in Future policy benefits and contract owner account balances on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of Waiver of Premium - Coinsurance Funds Withheld Agreement between the Company and SLDI under "Reinsurance Ceded" above).

As of December 31, 2012 and 2011, reserves assumed by the Company under this agreement were $456.4 and $453.1, respectively.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.4, $1.0 and $1.2, for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under reciprocal loan agreement. As of December 31, 2011, the Company had an outstanding receivable $535.9, with ING U.S., Inc. under the reciprocal loan agreement.

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25.4 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

ING USA Annuity and Life Insurance Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Insurance, which has been guaranteed by Lion's immediate parent, ING U.S., Inc.

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

Alt-A Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.6 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.6 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $1.2 billion, and was recorded as Loan-Dutch State Obligation on the Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $2.3, $3.0 and $3.4 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $29.8 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $21.4 for 80% of the Company's additional $29.8 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $3.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Derivatives

As of December 31, 2012 and 2011, the Company had call options with a notional amount of $256.7 and $382.2, respectively, and market value of $2.8 and $4.9, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.